09002447

PROCESSED
MAR 0 5 2009
THOMSON REUTERS

Received SEC
FEB 2 5 2009
Washington, DC 20549

SYNNEX CORPORATION

2008 ANNUAL REPORT & PROXY STATEMENT


SYNNEX

COMPANY PROFILE

SYNNEX Corporation, a Fortune 500 corporation, is a leading business process services company, serving resellers, retailers and original equipment manufacturers (OEMs) in multiple regions around the world. We provide services in distribution, contract assembly and global business services (GBS).

SYNNEX brings synergy to our customers' business process services requirements. By bringing world-class supply chain management, contract assembly and distribution expertise together under one service provider, the result is high quality products assembled at a lower cost with industry-leading components. The SYNNEX business model is flexible and modular to accommodate the specific needs of our customers. To further enhance our business process services solutions, SYNNEX offers a range of business process outsourcing (BPO) services to our customers through our GBS segment. These services include customer relationship management (CRM), software development, web hosting, hosted software, domain name registration, and back office processing on a global platform.

SYNNEX combines its core strengths in distribution, supply chain management, contract assembly, and GBS to provide our customers greater efficiencies in time to market, cost minimization, real-time linkages in the supply chain and aftermarket product support.

SYNNEX distributes technology products from more than 100 world-leading IT OEM suppliers to more than 15,000 resellers throughout the United States, Canada and Mexico. Our focused product categories include IT systems, peripherals, system components, packaged software and networking products.

SYNNEX employs over 6,000 associates world-wide and operates in the United States, Canada, China, Japan, Mexico, the Philippines and the United Kingdom.

FINANCIAL HIGHLIGHTS

For fiscal years ended November 30
(dollars in million, except per share amounts)

	2006	2007	2008
Net revenues	6,344	7,004	7,768
Operating income	96.2	112.1	151.8
Net income	51.4	63.1	83.8
Diluted earnings per share	1.61	1.93	2.52
Working capital	417	420	591
Total assets	1,383	1,887	2,033
Stockholders' equity	512	605	680



Kevin Murai
President,
Chief Executive Officer
and Director

Our Valued Shareholders:

Our fiscal 2008 was a year of significant milestones in our company's history. Each quarter throughout the year marked an achievement for the company that further solidified our ongoing transformation as a leading business process services company. SYNNEX Corporation achieved industry leading results with record breaking revenue, profits and returns, and we did so in the midst of a recession. These results demonstrate the effectiveness of our business strategy and low cost model. We owe our success to our loyal partners and customers, our seasoned management team and talented associates world-wide.

I joined SYNNEX in March of 2008, as Co-CEO, sharing the role with SYNNEX' founder, Bob Huang. On December 1, 2008, Bob retired as President and Co-CEO after more than 28 years and became the Chairman of the Board of Directors. At that time, I became President and sole CEO of SYNNEX.

Over the past 28 years, Bob's leadership and vision have built SYNNEX into a Fortune 500 Company, dedicated to technology products distribution and global business services. Bob had the foresight to recruit the very best people, many of whom are with SYNNEX today. He nurtured a culture of cooperation, hard work, dedication and an undeniable "can do" attitude. This is the greatest competitive advantage we have, and perhaps Bob's greatest legacy.

It is because of our associates world-wide and our competitive advantages that SYNNEX has achieved record levels in revenue, operating income, net income and earnings per share for fiscal 2008.

Net Revenues
(dollars in billions)


8
7
6
5
4
3
2
1
0
$6.3
$7.0
$7.8
2006
2007
2008

Operating Income
(dollars in millions)


200
150
100
50
0
$96.2
$112.1
$151.8
2006
2007
2008

Net Income
(dollars in millions)


80
60
40
20
0
$51.4
$63.1
$83.8
2006
2007
2008

Diluted Earnings per Share
from Continuing Operations
(dollars)


3.0
2.5
2.0
1.5
1.0
0.5
0.0
$1.61
$1.93
$2.52
2006
2007
2008

We are very proud of all of these accomplishments and remain committed to enhancing value to our vendors, customers and shareholders.

2008 — A Year of Success and Continued Business Model Evolution

For fiscal 2008, our revenue grew 11% to $7.77 billion. Our net income increased by over 30% to $83.8 million or $2.52 per share, up from $63.1 million or $1.93 per share in fiscal 2007. The close of fiscal 2008 marked our 86th consecutive profitable quarter, a record unmatched in our industry.

We continued to evolve and diversify our business towards our vision of becoming a leading business process services company. Not only did we maximize the benefits of the acquisitions we made throughout fiscal 2007, we also added to our arsenal with the acquisition of New Age Electronics (NAE), a leading distributor of consumer electronics products. We closed the acquisition of NAE in the beginning of April 2008. The acquisition of NAE is significant, expanding our reach into the consumer electronics and retail marketplace and adding a new set of customers SYNNEX had previously not reached. The NAE acquisition also provides synergies to cross-sell consumer electronics products to our existing customer base while offering our broadline products and services to the NAE clientele.

> "WE CONTINUED TO EVOLVE AND DIVERSIFY OUR BUSINESS TOWARDS OUR VISION OF BECOMING A LEADING BUSINESS PROCESS SERVICES COMPANY."

Our Technology Solutions Division (TSD), which focuses on higher-value, higher-margin products, such as networking, data capture/point-of-sale, enterprise, document management, security, and converged telecommunications, performed to plan during fiscal 2008 and we will continue to invest in this area in fiscal 2009.

Our core distribution business demonstrated a keen discipline throughout fiscal 2008 by consistently improving both operating margins and net income during a challenging economic environment. Within our distribution business segment, we continue to differentiate ourselves with the utilization of our extensive contract assembly and supply chain management expertise to procure, assemble, and distribute products ranging from computing appliances to sophisticated supercomputing solutions through our Systems Integration Division (SID). SID leverages our expertise in broadline distribution with our award-winning system design and contract assembly capabilities and is targeted at the system builder community.



SYNNEX Corporation Board of Directors

Back row, from left:
Duane Zitzner, James Van Horne,
Matthew Miau – Chairman Emeritus,
Greg Quesnel

Front row, from left:
Fred Breidenbach,
Robert Huang – Chairman of the Board,
Kevin Murai, Dwight Steffensen

Our Global Business Services (GBS) division exceeded our expectations and contributed nicely to our bottom line for fiscal 2008. It remains a key differentiator for SYNNEX. GBS consists of three key focus areas: (1) customer relationship management, including technical support, direct sales and lead generation; (2) process management, providing back office support for services, such as accounts payable, accounts receivable and supply chain management services, as well as higher-end services, such as data analysis and creative content management for our customers; and (3) IT services and Internet services provided by our investment in HiChina Web Solutions, representing the standard IT outsourcing types of business.

Looking Forward

For fiscal 2009, we continue to see many opportunities for SYNNEX as we implement our business strategy. In the midst of a recession, we believe our focused approach and efficient business model will empower us to outperform our peers. Our plans include the following:

For our distribution business, we expect to gain market share by leveraging our efficient cost structure and providing more value-added services. We will continue to seek out synergistic opportunities across the organization to minimize costs and maximize revenue, profit and returns. We expect to invest in and develop our specialized distribution businesses, such as TSD, SID, retail and consumer electronics.

For our GBS business, we expect to invest in and develop this business to support the higher-value, multi-touch business that creates additional value-add for our vendors and their end customers. We expect to add services that our customers value and that allow them to focus on their core competencies. Moreover, we will continue to prudently manage our costs in accordance with the growth of this business.

Finally, we will continue to opportunistically pursue synergistic, value-enhancing acquisitions that are expected to provide a high return on invested capital.

We remain vigilant about execution and value creation even with the uncertainty in the economy. We are confident that, with our disciplined focus on customer service and efficiency, we expect to outperform the marketplace.

We would like to thank our customers and suppliers, and you, our shareholders, for your continued support and confidence in SYNNEX. We would also like to thank our loyal employees world-wide for their continued hard work and daily execution that have helped place SYNNEX in a leadership position within this competitive industry.

We look forward to sharing our accomplishments with you in fiscal 2009.

Sincerely,

Kevin Murai
President, Chief Executive Officer and Director

"WE REMAIN VIGILANT ABOUT EXECUTION AND VALUE CREATION EVEN WITH THE UNCERTAINTY IN THE ECONOMY. WE ARE CONFIDENT THAT, WITH OUR DISCIPLINED FOCUS ON CUSTOMER SERVICE AND EFFICIENCY, WE EXPECT TO OUTPERFORM THE MARKETPLACE."

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number: 001-31892

Form 10-K

SYNNEX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**94-2703333** (IRS Employer Identification No.)
44201 Nobel Drive **Fremont, California** (Address of principal executive offices)	**94538** (Zip Code)

(510) 656-3333
(Registrant's telephone number, including area code)

Securities registered to Section 12(b) of the Act:
Common Stock, par value $0.001 per share
New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant (based upon the closing sale price on the New York Stock Exchange on January 15, 2009) was approximately $274,095,504 Shares held by each executive officer, director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 15, 2009, there were 32,759,457 shares of Common Stock, $0.001 per share par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors and Section 16(a) Beneficial Ownership Reporting Compliance), 11, 12 (as to Beneficial Ownership) and 13 of Part III incorporate by reference information from the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2009 Annual Meeting of Stockholders to be held on March 24, 2009.

SYNNEX CORPORATION

TABLE OF CONTENTS

2008 FORM 10-K

time. Our business model is flexible and modular to accommodate the specific needs of our customers. To further enhance our business process services solutions, we provide value-added support services such as demand generation, pre-sales support, product marketing, print and fulfillment, back office outsourcing, post-sales technical support, web hosting and domain name registration services.

We combine our core strengths in demand generation, distribution, supply chain management, and contract assembly to provide our customers greater efficiencies in time to market, cost minimization, real-time linkages in the supply chain and aftermarket product support. We distribute more than 15,000 (as measured by active SKUs) technology products from more than 100 IT OEM suppliers to more than 15,000 resellers throughout the United States, Canada and Mexico. We employ over 6,000 employees worldwide and operate in the United States, Canada, China, Mexico, Japan, the Philippines and the United Kingdom. From a geographic perspective, approximately 98% of our total revenue was from North America for the fiscal year ended November 30, 2008.

We purchase IT systems, peripherals, system components, packaged software and networking equipment from OEM suppliers such as Hewlett-Packard Company, or HP, Panasonic, Lenovo and Seagate and sell them to our reseller and retail customers. We perform the same function for our purchases of licensed software products. Our reseller customers include value-added resellers, or VARs, corporate resellers, government resellers, system integrators, direct marketers and retailers. Our largest OEM supplier, HP, accounted for approximately 32% of our total revenue for the fiscal year ended November 30, 2008.

The IT distribution and contract assembly services industries are characterized by low gross profit as a percentage of revenue, or gross margin, and low income from operations as a percentage of revenue, or operating margin. As well, the market for IT products and services is generally characterized by declining unit prices and short product life cycles. We set our sales price based on the market supply and demand characteristics for each particular product and services we provide.

In our distribution segment, we are highly dependent on the end-market demand for IT products and services. This end-market demand is influenced by many factors including the introduction of new IT products and software by OEMs, replacement cycles for existing IT products, overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT industry and increased price-based competition.

We have been in business since 1980 and are headquartered in Fremont, California with distribution, sales, contract assembly and contact center facilities in the United States, Canada, China, Mexico, Japan, the Philippines and the United Kingdom. We were originally incorporated in the State of California as COMPAC Microelectronics, Inc. in November 1980, and we changed our name to SYNNEX Information Technologies, Inc. in February 1994. We later reincorporated in the State of Delaware under the name of SYNNEX Corporation in October 2003.

Our Products and Suppliers

We distribute a broad line of IT products, including IT systems, peripherals, system components, software and networking equipment for more than 100 OEM suppliers, enabling us to offer comprehensive solutions to our reseller customers. Our primary OEM suppliers and representative products for the fiscal year ended November 30, 2008 include the following:

Supplier	Representative Products
HP	Desktop and Mobile PCs, Printers, Imaging Products, Supplies, Servers, Storage Products
Panasonic	Mobile PCs
IBM	Software
Lenovo	Desktop and Mobile PCs
Seagate	Storage Products
Acer	Mobile PCs, Displays and Monitors

SYNNEX CORPORATION

TABLE OF CONTENTS

2008 FORM 10-K

PART I

When used in this Annual Report on Form 10-K (the "Report"), the words "believes," "plans," "estimates," "anticipates," "expects," "intends," "allows," "can," "may," "designed," "will," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements about our business model and our services, expected benefits and developments of our services and operations, potential effects of the economic environment, anticipated benefits of our acquisitions including any related increase in fourth quarter seasonality, impact of the final purchase price of our acquisitions on our financial position, accuracy of our estimates of the impact of our acquisitions on our financial statements, our revenue and operating results, economic and industry trends, thefts at our warehouses, our gross margins, our agreements with MiTAC International Corporation, or MiTAC International, our relationship with MiTAC International and Sun Microsystems, our estimates regarding our capital requirements, our future needs for additional financing, concentration of products and customers, expansion of our operations, our international operations, our strategic acquisitions of businesses and assets, effect of future expansion on our operations, adequacy of our cash resources to meet our capital needs, adequacy of our disclosure controls and procedures, impact of rules and regulations affecting public companies, impact of our accounting policies, statements regarding future tax liabilities and unrecognized tax benefits, statements regarding our capitalization and stock price, our estimated fair value of our reporting units and statements regarding our securitization programs and revolving credit lines. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below, as well as the seasonality of the buying patterns of our customers, concentration of sales to large customers, dependence upon and trends in capital spending budgets in the IT industry, fluctuations in general economic conditions and risks set forth below under Item 1A, "Risk Factors." These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

In the sections of this Report entitled "Business Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all references to "SYNNEX," "we," "us," "our" or the "Company" mean SYNNEX Corporation and our subsidiaries, except where it is made clear that the term means only the parent company or one of its segments.

SYNNEX, the SYNNEX Logo, CONCENTRIX, the CONCENTRIX Logo, EMJ, NEW AGE, PC WHOLESALE, and all other SYNNEX company, product and services names and slogans are trademarks or registered trademarks of SYNNEX Corporation. SYNNEX and the SYNNEX Logo Reg. U.S. Pat. & Tm. Off. Other names and marks are the property of their respective owners.

Item 1. *Business Overview*

We are a Fortune 500 corporation and a leading business process services company, serving resellers, retailers and original equipment manufacturers, or OEMs, in multiple regions around the world. We provide services in distribution, contract assembly and global business services, or GBS. We operate in two segments, distribution services segment and GBS segment. The distribution services segment distributes computer systems and complementary products to a variety of customers, including value-added resellers, system integrators, and retailers, as well as provide assembly services to OEMs, including integrated supply chain management, build-to-order and configure-to-order system configurations, materials management and logistics. Our GBS segment offers a range of services to our customers that include customer management, software development, web hosting, hosted software, domain name registration, and back office processing on a global platform. We deliver these services through various methods including voice, chat, web, email, and digital print. We also sell products complementary to these service offerings in China.

We bring synergy to our customers' business process services requirements. By bringing supply chain management, contract assembly and distribution expertise together under one service provider, the result is high quality products assembled at a lower cost with industry-leading components and delivered efficiently and on time. Our business model is flexible and modular to accommodate the specific needs of our customers. To further enhance our business process services solutions, we provide value-added support services such as demand generation, pre-sales support, product marketing, print and fulfillment, back office outsourcing, post-sales technical support, web hosting and domain name registration services.

We combine our core strengths in demand generation, distribution, supply chain management, and contract assembly to provide our customers greater efficiencies in time to market, cost minimization, real-time linkages in the supply chain and aftermarket product support. We distribute more than 15,000 (as measured by active SKUs) technology products from more than 100 IT OEM suppliers to more than 15,000 resellers throughout the United States, Canada and Mexico. We employ over 6,000 employees worldwide and operate in the United States, Canada, China, Mexico, Japan, the Philippines and the United Kingdom. From a geographic perspective, approximately 98% of our total revenue was from North America for the fiscal year ended November 30, 2008.

We purchase IT systems, peripherals, system components, packaged software and networking equipment from OEM suppliers such as Hewlett-Packard Company, or HP, Panasonic, Lenovo and Seagate and sell them to our reseller and retail customers. We perform the same function for our purchases of licensed software products. Our reseller customers include value-added resellers, or VARs, corporate resellers, government resellers, system integrators, direct marketers and retailers. Our largest OEM supplier, HP, accounted for approximately 32% of our total revenue for the fiscal year ended November 30, 2008.

The IT distribution and contract assembly services industries are characterized by low gross profit as a percentage of revenue, or gross margin, and low income from operations as a percentage of revenue, or operating margin. As well, the market for IT products and services is generally characterized by declining unit prices and short product life cycles. We set our sales price based on the market supply and demand characteristics for each particular product and services we provide.

In our distribution segment, we are highly dependent on the end-market demand for IT products and services. This end-market demand is influenced by many factors including the introduction of new IT products and software by OEMs, replacement cycles for existing IT products, overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT industry and increased price-based competition.

We have been in business since 1980 and are headquartered in Fremont, California with distribution, sales, contract assembly and contact center facilities in the United States, Canada, China, Mexico, Japan, the Philippines and the United Kingdom. We were originally incorporated in the State of California as COMPAC Microelectronics, Inc. in November 1980, and we changed our name to SYNNEX Information Technologies, Inc. in February 1994. We later reincorporated in the State of Delaware under the name of SYNNEX Corporation in October 2003.

Our Products and Suppliers

We distribute a broad line of IT products, including IT systems, peripherals, system components, software and networking equipment for more than 100 OEM suppliers, enabling us to offer comprehensive solutions to our reseller customers. Our primary OEM suppliers and representative products for the fiscal year ended November 30, 2008 include the following:

Supplier	Representative Products
HP	Desktop and Mobile PCs, Printers, Imaging Products, Supplies, Servers, Storage Products
Panasonic	Mobile PCs
IBM	Software
Lenovo	Desktop and Mobile PCs
Seagate	Storage Products
Acer	Mobile PCs, Displays and Monitors

Supplier	Representative Products
Intel	CPUs, Motherboards, Networking Products
Lexmark	Printer Supplies
Symantec	Security Software
Microsoft	Operating Systems, Application Software

During fiscal year 2008, our product mix by category was in the following ranges:

Product Category:	
Peripherals	32% - 36%
IT Systems	29% - 33%
System Components	14% - 18%
Software	10% - 14%
Networking Equipment	5% - 9%

Our largest OEM supplier is HP. Revenue from the sale of HP products represented approximately 32% and 28% of our revenue for fiscal years 2008 and 2007, respectively. We entered into a U.S. Business Development Partner Agreement with HP on November 6, 2003, which governs our relationship with HP in the United States. The agreement remains in effect until May 31, 2009 unless terminated earlier in accordance with its terms. As is typical with our OEM supplier agreements, either party may terminate the agreement upon 30 days written notice. In addition, either party may terminate the agreement with cause upon 15 days written notice. "Cause" is not defined in the agreement. In the event the agreement is terminated for cause or if we fail to perform our obligations under the agreement, our agreements with HP for the resale of products, support and services will automatically terminate upon such default or termination. In the event of any breach of the agreement by us, HP may terminate the agreement and we may be required to refund HP any discounts or program payments paid during the period we were in breach of the agreement and reimburse HP for reasonable attorneys' fees. If either party becomes insolvent or bankrupt, the other party may terminate the agreement without notice and cancel any unfulfilled obligations, except for payment obligations. Our subsidiaries in Canada and Mexico have territorial supplier agreements with subsidiaries of HP located in the respective countries.

In addition to HP, we have distribution agreements with most of our suppliers. These agreements usually provide for nonexclusive distribution rights and pertain to specific geographic territories. The agreements are also generally short-term, subject to periodic renewal, and often contain provisions permitting termination by either our supplier or us without cause upon relatively short notice. An OEM supplier that elects to terminate a distribution agreement will generally repurchase its products carried in our inventory.

Our distribution and contract assembly business subjects us to the risk that the value of our inventory will be affected adversely by suppliers' price reductions or by technological changes affecting the usefulness or desirability of the products comprising our inventory. Many of our OEM suppliers offer us limited protection from the loss in value of our inventory due to technological change or a supplier's price reductions. Under many of these agreements, we have a limited period of time to return or exchange products or claim price protection credits. We monitor our inventory levels and attempt to time our purchases to maximize our protection under supplier programs.

Our Customers

We distribute IT products to more than 15,000 resellers. Resellers are classified primarily by the end-users to whom they sell as well as the services they provide. End-users include large corporations or enterprises, governments, small-to medium-sized businesses, or SMBs, and personal users. In addition, resellers vary greatly in size and geographic reach. Our reseller customers buy from us and other distributors and our larger reseller customers also buy certain products directly from OEM suppliers.

No reseller customer accounted for more than 10% of our total revenue in fiscal years 2008 or 2007. Some of our largest customers include CDW Corporation, Business Depot and Insight Enterprises, Inc.

Our Services

We offer a variety of services to our customers. These services can be purchased individually or they can be purchased in combination with others in the form of supply chain solutions. The three major categories of services include the following:

Distribution Services. We have sophisticated pick, pack and ship operations, which allows us to efficiently receive shipments from our OEM suppliers and quickly fill orders for our reseller customers and retail customers. We generally stock or otherwise have access to the inventory of our OEM suppliers to satisfy the demands of our reseller customers.

Contract Assembly Services. We provide our OEM contract assembly customers with systems design and build-to-order, or BTO, and configure-to-order, or CTO, assembly capabilities. BTO assembly consists of building a group of systems with the same pre-defined specifications, generally for our OEM customers' inventory. CTO assembly consists of building a customized system for an OEM customer's individual order specifications. We also offer production value-added services such as kitting, reconfiguration, asset tagging and hard drive imaging.

Global Business Services. We offer a range of services to our customers that include customer management, software development, web hosting, hosted software, domain name registration, and back office processing on a global platform. We deliver these services through various methods including voice, chat, web, email, and digital print. We also sell products complementary to these service offerings in China.

The above major categories of services are complemented by the following:

Logistics Services. We provide logistics support to our reseller customers such as outsourced fulfillment, virtual distribution and direct ship to end-users. Other logistics support activities we provide include generation of customized shipping documents, multi-level serial number tracking for customized, configured products and online order and shipment tracking.

Online Services. We maintain electronic data interchange, or EDI, and web-based communication links with many of our reseller customers. These links improve the speed and efficiency of our transactions with our reseller customers by enabling them to search for products, check inventory availability and prices, configure systems, place and track orders, receive invoices, review account status and process returns. We also have web-based application software that allows our resellers or their end-user customers to order software and take delivery online.

Financing Services. We offer our reseller customers a wide range of financing options, including net terms, third party leasing, floor plan financing, letters of credit backed financing and arrangements where we collect payments directly from the end-user. The availability and terms of our financing services are subject to our credit policies or those of third party financing providers to our reseller customers.

Marketing Services. We offer our OEM suppliers a full range of marketing activities targeting resellers, including direct mail, external media advertising, reseller product training, targeted telemarketing campaigns, national and regional trade shows, database analysis, print on demand services and web-based marketing.

Technical Solutions Services. We provide our reseller customers technical support services, including pre- and post-sales support.

Joint Supply Chain Management and Distribution Services. We provide our contract assembly customers with materials procurement and management activities including planning, purchasing, expediting and warehousing system components and materials used in the assembly process. Because we distribute many of the system components used in the assembly of our contract assembly customers' products, our assembly customers are able to minimize their inventory risk by taking advantage of the terms and conditions of our distribution relationships. In addition, we also offer increased inventory availability to our contract assembly customers because we stock items for both distribution and assembly.

For a discussion of our business by segments, please see Note 16 of the Notes to Consolidated Financial Statements in Item 8.

Sales and Marketing

As of November 30, 2008, we employed 4,107 sales, marketing, contact center and demand generation services professionals. For distribution, we serve our large commercial, government reseller and retail customers through dedicated sales professionals. In our contact centers, we are contracted primarily by OEMs to provide services to their end user customers. We market to smaller resellers and OEMs through dedicated regional sales teams. In addition, we have dedicated product marketing and sales specialists that focus on the sale and promotion of the products of selected suppliers. These specialists are also directly involved in establishing new relationships with leading OEMs to create demand for their products and services and with resellers for their customers' needs. Our sales and marketing professionals are complemented by members of our executive management team who are integral in identifying potential new customer opportunities, promoting sales growth and ensuring customer satisfaction. We have sales offices in North America, Latin America and Asia and attempt to have sales and marketing professionals in close proximity to our reseller, retail and OEM customers.

We also have a sales team dedicated to cultivating new business process services opportunities with IT product OEMs. On selected opportunities, this team works with MiTAC International Corporation, or MiTAC International to offer OEMs comprehensive outsourced supply chain solutions. This joint sales effort enables us to deliver complete design-to-delivery solutions for our OEM customers.

In addition, as part of our growing global services business, we have sales teams dedicated to cultivating new business process services opportunities for our contact center and demand generation services, as well as for selling selected products and web hosting and domain name registration services in China.

Our Operations

We operate more than 20 distribution facilities in the United States, Canada and Mexico. Our distribution processes are highly automated to reduce errors, ensure timely order fulfillment and enhance the efficiency of our warehouse operations and back office administration. Our distribution facilities are geographically dispersed to be near reseller customers and their end-users. This decentralized, regional strategy enables us to benefit from lower shipping costs and shorter delivery lead times to our customers. Furthermore, we track several performance measurements to continuously improve the efficiency and accuracy of our distribution operations. Our regional locations also enable us to make local deliveries and provide will-call fulfillment to more customers than if our distribution operations were more centralized, resulting in better service to our customers. Our workforce is comprised of permanent and temporary employees, enabling us to respond to short-term changes in order activity.

Our proprietary IT systems and processes enable us to automate many of our distribution operations. For example, we use radio frequency and bar code scanning technologies in all of our warehouse operations to maintain real-time inventory records, facilitate frequent cycle counts and improve the accuracy of order fulfillment. We use palm readers to capture real-time labor cost data, enabling efficient management of our daily labor costs.

To enhance the accuracy of our order fulfillment and protect our inventory from shrinkage, our systems also incorporate numerous controls. These controls include order weight checks, bar code scanning, and serial number profile verification to verify that the product shipped matches the customer order. We also use digital video imaging to record our small package shipping activities by order. These images and other warehouse and shipping data are available online to our customer service representatives, enabling us to quickly respond to order inquiries by our customers.

We operate our principal contract assembly facilities in the United States and the United Kingdom. We generally assemble IT systems, including workstations and servers, by incorporating system components from our distribution inventory and other sources. Additionally, we perform production value-added services, including kitting, asset tagging, hard drive imaging and reconfiguration. Our contract assembly facilities are ISO 9001:2000 and ISO 14001 certified.

We offer contact center services that deliver voice, e-mail and technical support services on a global platform to our customers. Our inbound contact center provides real-time technical support services to our customers.

We offer web hosting and domain name registration services in China.

International Operations

Approximately 21% and 22% of our total revenue for fiscal years 2008 and 2007, respectively, originated outside of the United States, with approximately 18% and 19% for fiscal years 2008 and 2007, respectively, of our total revenue generated in Canada. A key element in our business strategy has been to provide our GBS capabilities to OEMs in locations that are cost beneficial, but low risk. Consistent with this strategy, we have established international operations in Canada, China, Mexico, Japan, the Philippines and the United Kingdom. However, our end market strategy for our distribution business remains focused on North America. For a discussion of our net revenue by geographic region, please see Note 16 of the Notes to Consolidated Financial Statements in Item 8.

Purchasing

Product costs represent our single largest expense and IT product inventory is one of our largest working capital investments. Furthermore, product procurement from our OEM suppliers is a highly complex process that involves incentive programs, rebate programs, price protection, volume and early payment discounts and other arrangements. Consequently, efficient and effective purchasing operations are critical to our success.

Our purchasing group works closely with many areas of our organization, especially our product managers who work closely with our OEM suppliers and our sales force, to understand the volume and mix of IT products that should be purchased. In addition, the purchasing group utilizes an internally developed, proprietary information systems application tool, which further aids the purchasing group in forecasting future product demand based on several factors, including historical sales levels, expected product life cycle and current and projected economic conditions. Our information system tools also track warehouse and channel inventory levels and open purchase orders on a real-time basis enabling us to stock inventory at a regional level closer to the customer as well as to actively manage our working capital resources. This level of automation promotes greater efficiencies of inventory management by replenishing and turning inventory, as well as placing purchase orders on a more frequent basis. Furthermore, our system tools also allow for automated checks and controls to prevent the generation of inaccurate orders.

Managing our OEM supplier incentive programs is another critical function of our purchasing group. We attempt to maximize the benefits of incentives, rebates and volume and early payment discounts that our OEM suppliers offer us from time to time. We carefully evaluate these supplier incentive benefits relative to our product handling and carrying costs so that we do not overly invest in our inventory. We also closely monitor inventory levels on a product-by-product basis and plan purchases to take advantage of OEM supplier provided price protection. By managing inventory levels at each of our regional distribution facilities, we can minimize our shipping costs by stocking products near to our resellers and their end-user customers.

Financial Services

We offer various financing options to our customers as well as prepayment, credit card and cash on delivery terms. We also collect outstanding accounts receivable on behalf of our reseller customers in certain markets. In issuing credit terms to our reseller customers, we closely and regularly monitor their creditworthiness through our information systems, which contain detailed information on each customer's payment history, as well as through periodic detailed credit file reviews by our financial services staff. In addition, we participate in a North American credit association whose members exchange customer credit rating information. We have also purchased credit insurance in some geographies to further control credit risks. Finally, we establish reserves for estimated credit losses in the normal course of business based upon historical losses.

We also sell to certain reseller customers pursuant to third party floor plan financing. The expenses charged by these financing companies are subsidized either by our OEM suppliers or paid by us. We generally receive payment from these financing companies within 15 to 30 days from the date of sale, depending on the specific arrangement.

Information Technology

Our IT systems manage the entire order cycle, including processing customer orders, production planning, customer billing and payment tracking. These internally developed IT systems make our operations more efficient and provide visibility into our operations. We believe our IT infrastructure is scalable to support further growth. Continuous enhancement of our IT systems facilitates improved product and inventory management, streamlines order and fulfillment processes, and increases operational flexibility.

To allow our customers and suppliers to communicate and transact business with us in an efficient and consistent manner, we have implemented a mix of proprietary and off-the-shelf software programs, which integrate our IT systems with those of our customers and suppliers. In particular, we maintain EDI and web-based communication links with many of our reseller and retail customers to enable them to search for products, check real-time pricing, inventory availability and specifications, place and track orders, receive invoices and process returns. We plan to continue making significant investments in our IT systems to facilitate the flow of information, increase our efficiency and lower transaction costs.

Competition

We operate in a highly competitive environment, both in the United States and internationally. The IT product industry is characterized by intense competition, based primarily on product availability, credit terms, price, speed and accuracy of delivery, effectiveness of sales and marketing programs, ability to tailor specific solutions to customer needs, quality and depth of product lines, pre-sale and post-sale technical support, flexibility and timely response to design changes, technological capabilities and product quality, service and support. We compete with a variety of regional, national and international IT product distributors and manufacturers.

Our current major competitors in IT product distribution include Bell Microproducts, Ingram Micro, ScanSource and Tech Data and, to a lesser extent, regional distributors. We also face competition from our OEM suppliers, which also sell directly to resellers and end-users. The distribution industry has recently undergone, and continues to undergo, major consolidation. During this period, a number of significant players within the IT distribution industry exited or merged with other players within the distribution market. Over the years we have participated in this consolidation through our acquisitions of Merisel Canada, Gates/Arrow, EMJ Data Systems Limited, Azerty United Canada, PC Wholesale and New Age Electronics, or New Age, and we continue to evaluate other opportunities. Our major competitors in our global business services include Teleperformance, Teletech and Accenture, and other global and regional service providers.

We constantly seek to expand our business into areas primarily related to our core distribution business as well as other support, logistics, global business and related value-added services. As we enter new business areas, we may encounter increased competition from our current competitors and/or new competitors.

Some of our competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than us. Some of our competitors may have broader geographic breadth and range of services than us. Some may have more developed relationships with their existing customers. We attempt to offset our comparative scale disadvantage by focusing on a limited number of leading OEMs to represent, running an efficient and low cost operation and offering a high level of value add and customer service.

Employees

As of November 30, 2008, we had 6,804 full-time employees, including 4,107 in sales, marketing, contact center and demand generation services professionals, 2,034 in operations, and 663 in executive, finance, IT and administration. Given the variability in our business and the quick response time required by customers, it is critical that we are able to rapidly ramp-up and ramp-down our production capabilities to maximize efficiency. As a result, we frequently use a significant number of temporary or contract workers, which totaled approximately 868, on a full-time equivalent basis, at November 30, 2008. Our employees are not represented by a labor union, nor are they covered by a collective bargaining agreement. We consider our employee relations to be good.

Available Information

Our website is http://www.synnex.com. We make available free of charge, on or through our website, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after electronically filing or furnishing these reports with the Securities and Exchange Commission, or SEC. Information contained on our website is not a part of this report. We have adopted a code of ethics applicable to our principal executive, financial and accounting officers. We make available free of charge, on or through our website's investor relations page, our code of ethics.

The SEC maintains an Internet site at http://www.sec.gov that contains the Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, proxy and information statements of the Company. All reports that the Company files with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC, 20549. Information about the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

Item 1A. *Risk Factors*

The following are certain risk factors that could affect our business, financial results and results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause the actual results and conditions to differ materially from those projected in the forward-looking statements. Before you invest in our Company, you should know that making such an investment involves some risks, including the risks described below. The risks that have been highlighted here are not the only ones that we face. If any of the risks actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We anticipate that our revenue and operating results will fluctuate, which could adversely affect the enterprise value of our Company and our securities.

Our operating results have fluctuated and will fluctuate in the future as a result of many factors, including:

- general economic conditions and level of IT spending;
- the loss or consolidation of one or more of our significant OEM suppliers or customers;
- market acceptance, product mix and useful life of the products we distribute;
- market acceptance, quality, pricing and availability of our services;
- competitive conditions in our industry that impact our margins;
- pricing, margin and other terms with our OEM suppliers;
- decline in inventory value as a result of product obsolescence;

- variations in our levels of excess inventory and doubtful accounts, and changes in the terms of OEM supplier-sponsored programs, such as price protection and return rights; and
- the impact of the business acquisitions we make.

Although we attempt to control our expense levels, these levels are based, in part, on anticipated revenue. Therefore, we may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall.

Our operating results also are affected by the seasonality of the IT products and services industry. We have historically experienced higher sales in our fourth fiscal quarter due to patterns in the capital budgeting, federal government spending and purchasing cycles of end-users. These patterns may not be repeated in subsequent periods. You should not rely on period-to-period comparisons of our operating results as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, our operating results may be below our expectations or those of our public market analysts or investors, which would likely cause our share price to decline. For example, in March 2005, we announced that our revenue and net income for the three months ended February 28, 2005 were lower than our previously released guidance and, as a result, our share price subsequently declined substantially.

We depend on a small number of OEMs to supply the IT products that we sell and the loss of, or a material change in, our business relationship with a major OEM supplier could adversely affect our business, financial position and operating results.

Our future success is highly dependent on our relationships with a small number of OEM suppliers. Sales of Hewlett-Packard Company, or HP, products represented approximately 32% and 28% of our total revenue in fiscal years 2008 and 2007, respectively. Our OEM supplier agreements typically are short-term and may be terminated without cause upon short notice. For example, our agreement with HP will expire on May 31, 2009. The loss or deterioration of our relationships with a major OEM supplier, the authorization by OEM suppliers of additional distributors, the sale of products by OEM suppliers directly to our reseller customers and end-users, or our failure to establish relationships with new OEM suppliers or to expand the distribution and supply chain services that we provide OEM suppliers could adversely affect our business, financial position and operating results. For example in fiscal year 2008, International Business Machines Corporation, or IBM, terminated its approval to market IBM System X and related products and services. In addition, OEM suppliers may face liquidity or solvency issues that in turn could negatively affect our business and operating results.

Our business is also highly dependent on the terms provided by our OEM suppliers. Generally, each OEM supplier has the ability to change the terms and conditions of its distribution agreements, such as reducing the amount of price protection and return rights or reducing the level of purchase discounts, rebates and marketing programs available to us. From time to time we may conduct business with a supplier without a formal agreement because the agreement has expired or otherwise. In such case, we are subject to additional risk with respect to products, warranties and returns, and other terms and conditions. If we are unable to pass the impact of these changes through to our reseller customers, our business, financial position and operating results could be adversely affected.

Our gross margins are low, which magnifies the impact of variations in revenue, operating costs and bad debt on our operating results.

As a result of significant price competition in the IT products and services industry, our gross margins are low, and we expect them to continue to be low in the future. Increased competition arising from industry consolidation and low demand for certain IT products may hinder our ability to maintain or improve our gross margins. These low gross margins magnify the impact of variations in revenue, operating costs and bad debt on our operating results. A portion of our operating expenses is relatively fixed, and planned expenditures are based in part on anticipated orders that are forecasted with limited visibility of future demand. As a result, we may not be able to reduce our operating expenses as a percentage of revenue to mitigate any further reductions in gross margins in the future. If we cannot proportionately decrease our cost structure in response to competitive price pressures, our business and operating results could suffer.

We also receive purchase discounts and rebates from OEM suppliers based on various factors, including sales or purchase volume and breadth of customers. A decrease in net sales could negatively affect the level of volume rebates received from our OEM suppliers and thus, our gross margins. Because some rebates from OEM suppliers are based on percentage increases in sales of products, it may become more difficult for us to achieve the percentage growth in sales required for larger discounts due to the current size of our revenue base. A decrease or elimination of purchase discounts and rebates from our OEM suppliers would adversely affect our business and operating results.

Because we sell on a purchase order basis, we are subject to uncertainties and variability in demand by our reseller and contract assembly services customers, which could decrease revenue and adversely affect our operating results.

We sell to our reseller and contract assembly services customers on a purchase order basis rather than pursuant to long-term contracts or contracts with minimum purchase requirements. Consequently, our sales are subject to demand variability by our reseller and contract assembly services customers. The level and timing of orders placed by our customers vary for a variety of reasons, including seasonal buying by end-users, the introduction of new hardware and software technologies and general economic conditions. Customers submitting a purchase order may cancel, reduce or delay their orders. If we are unable to anticipate and respond to the demands of our reseller and contract assembly services customers, we may lose customers because we have an inadequate supply of products, or we may have excess inventory, either of which may harm our business, financial position and operating results.

The success of our contact center business is subject to the terms and conditions of our customer contracts.

We provide contact center support services to our customers under contracts with provisions that could impact our profitability. Many of our contracts have short termination provisions which could cause fluctuations in our revenue and operating results from period to period. For example, some contracts have performance related bonus or penalty provisions, whereby we could receive a bonus if we satisfy certain performance levels or have to pay a penalty for failing to do so. In addition, our customers may not guarantee a minimum call volume; however, we hire employees based on anticipated average call volumes. The reduction of call volume, loss of any customers, payment of penalties for failure to meet performance levels or our inability to terminate any unprofitable contracts may have an adverse impact on our operations and financial results.

We are subject to the risk that our inventory value may decline, and protective terms under our OEM supplier agreements may not adequately cover the decline in value, which in turn may harm our business, financial position and operating results.

The IT products industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory on hand to decline substantially in value or to rapidly become obsolete. Most of our OEM suppliers offer limited protection from the loss in value of inventory. For example, we can receive a credit from many OEM suppliers for products held in inventory in the event of a supplier price reduction. In addition, we have a limited right to return a certain percentage of purchases to most OEM suppliers. These policies are subject to time restrictions and do not protect us in all cases from declines in inventory value. In addition, our OEM suppliers may become unable or unwilling to fulfill their protection obligations to us. The decrease or elimination of price protection or the inability of our OEM suppliers to fulfill their protection obligations could lower our gross margins and cause us to record inventory write-downs. If we are unable to manage our inventory with our OEM suppliers with a high degree of precision, we may have insufficient product supplies or we may have excess inventory, resulting in inventory write-downs, either of which may harm our business, financial position and operating results.

We depend on OEM suppliers to maintain an adequate supply of products to fulfill customer orders on a timely basis, and any supply shortages or delays could cause us to be unable to timely fulfill orders, which in turn could harm our business, financial position and operating results.

Our ability to obtain particular products in the required quantities and to fulfill reseller customer orders on a timely basis is critical to our success. In most cases, we have no guaranteed price or delivery agreements with our OEM suppliers. We occasionally experience a supply shortage of certain products as a result of strong demand or problems experienced by our OEM suppliers. If shortages or delays persist, the price of those products may increase, or the products may not be available at all. In addition, our OEM suppliers may decide to sell directly to resellers, or to substantially increase their existing distribution business, through other distributors. Accordingly, if we are not able to secure and maintain an adequate supply of products to fulfill our reseller customer orders on a timely basis, our business, financial position and operating results may be adversely affected.

Because we conduct substantial operations in China, risks associated with economic, political and social events in China could negatively affect our business and operating results.

A substantial portion of our IT systems operations, including our IT systems support and software development operations, is located in China. In addition, we also conduct general and administrative activities from our facility in China. As of November 30, 2008, we had 674 support personnel located in China. We expect to increase our operations in China in the future. Our operations in China are subject to a number of risks relating to China's economic and political systems, including:

- a government controlled foreign exchange rate and limitations on the convertibility of the Chinese Renminbi;
- extensive government regulation;
- changing governmental policies relating to tax benefits available to foreign-owned businesses;
- the telecommunications infrastructure;
- a relatively uncertain legal system; and
- uncertainties related to continued economic and social reform.

Our IT systems are an important part of our global operations. Any significant interruption in service, whether resulting from any of the above uncertainties, natural disasters or otherwise, could result in delays in our inventory purchasing, errors in order fulfillment, reduced levels of customer service and other disruptions in operations, any of which could cause our business and operating results to suffer.

We may have higher than anticipated tax liabilities.

We conduct business globally and file income tax returns in various tax jurisdictions. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- changes in income before taxes in various jurisdictions in which we operate that have differing statutory tax rates;
- changing tax laws, regulations, and/or interpretations of such tax laws in multiple jurisdictions;
- effect of tax rate on purchase accounting for acquisitions; and
- resolution of issues arising from tax audit or examinations and any related interest or penalties.

We report our results of operations based on our determination of the amount of taxes owed in various tax jurisdictions in which we operate. The determination of our worldwide provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by tax authorities in various tax jurisdictions. Any adverse outcome of such review or examination could have a negative impact on our operating results and financial condition. The results from various tax examinations and audit may differ from the liabilities recorded in our financial statements and may adversely affect our financial results and cash flows.

We have pursued and intend to continue to pursue strategic acquisitions or investments in new markets and may encounter risks associated with these activities, which could harm our business and operating results.

We have in the past pursued and in the future expect to pursue acquisitions of, or investments in, businesses and assets in new markets, either within or outside the IT products industry, that complement or expand our existing business. Our acquisition strategy involves a number of risks, including:

- difficulty in successfully integrating acquired operations, IT systems, customers, and OEM supplier relationships, products and businesses with our operations;
- loss of key employees of acquired operations or inability to hire key employees necessary for our expansion;
- diversion of our capital and management attention away from other business issues;
- increase in our expenses and working capital requirements;
- in the case of acquisitions that we may make outside of the United States, difficulty in operating in foreign countries and over significant geographical distances; and
- other financial risks, such as potential liabilities of the businesses we acquire.

Our growth may be limited and our competitive position may be harmed if we are unable to identify, finance, consummate and integrate future acquisitions. We believe that further expansion may be a prerequisite to our long-term success as some of our competitors in the IT product distribution industry have larger international operations, higher revenues and greater financial resources than us. We have incurred costs and encountered difficulties in the past in connection with our acquisitions and investments. For example, our operating margins were initially adversely affected as a result of our acquisition of the Redmond Group of Companies, or RGC. Prior to the acquisition, RGC was not a profitable business. After the acquisition, RGC initially caused a negative effect on our operating margins as we integrated RGC's operations with our business to leverage synergies and consolidate redundant expenses. Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large write-offs, a decrease in future profitability, or future losses. The incurrence of debt in connection with any future acquisitions could restrict our ability to obtain working capital or other financing necessary to operate our business. Our recent and future acquisitions or investments may not be successful, and if we fail to realize the anticipated benefits of these acquisitions or investments, our business and operating results could be harmed.

Because of the capital-intensive nature of our business, we need continued access to capital, which, if not available to us or if not available on favorable terms, could harm our ability to operate or expand our business.

Our business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. If cash from available sources is insufficient, proceeds from our accounts receivable securitization and revolving credit programs are limited or cash is used for unanticipated needs, we may require additional capital sooner than anticipated. In the event we are required, or elect, to raise additional funds, we may be unable to do so on favorable terms, or at all. Worldwide economic conditions have recently experienced a significant downturn due to the credit conditions impacted by the subprime mortgage crisis and other factors, including slower economic activity which may impact our results of operations. Our current and future indebtedness could adversely affect our operating results and severely limit our ability to plan for, or react to, changes in our business or industry. We could also be limited by financial and other restrictive covenants in any securitization or credit arrangements, including limitations on our borrowing of additional funds and issuing dividends. Furthermore, the cost of securitization or debt financing could significantly increase in the future, making it cost prohibitive to securitize our accounts receivable or borrow, which could force us to issue new equity securities. If we issue new equity securities, existing stockholders may experience dilution, or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability to raise additional capital when required could have an adverse effect on our business and operating results.

The terms of our debt arrangements impose significant restrictions on our ability to operate which in turn could negatively affect our ability to respond to business and market conditions and therefore could have an adverse effect on our business and operating results.

As of November 30, 2008, we had approximately $551.9 million in outstanding short and long-term borrowings under term loans, convertible debt and lines of credit, excluding trade payables. The terms of one or more of the agreements under which this indebtedness was incurred may limit or restrict, among other things, our ability to:

- incur additional indebtedness;
- pay dividends or make certain other restricted payments;
- consummate certain asset sales or acquisitions;
- enter into certain transactions with affiliates; and
- merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

We are also required to maintain specified financial ratios and satisfy certain financial condition tests, including minimum net worth and fixed charge coverage ratio as outlined in our senior secured revolving line of credit arrangement. Our inability to meet these ratios and tests could result in the acceleration of the repayment of the related debt, the termination of the facility or the increase in our effective cost of funds. As a result, our ability to operate may be restricted and our ability to respond to business and market conditions may be limited, which could have an adverse effect on our business and operating results.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness or we may experience a financial failure, which may hinder the repayment of our convertible senior notes.

Our ability to make scheduled debt payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Some of our credit facilities restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

- our debt holders could declare all outstanding principal and interest to be due and payable;
- the lenders under our credit agreement could terminate their commitments to loan us money and foreclose against the assets securing their borrowings; and
- we could be forced into bankruptcy or liquidation, which is likely to result in delays in the payment of our indebtedness and in the exercise of enforcement remedies related to our indebtedness.

Repayment of our debt is dependent on cash flow generated by our subsidiaries.

Our ability to service our debt and our ability to repay current or future indebtedness when due, depend in large part upon the earnings of our subsidiaries. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the convertible senior notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

A portion of our revenue is financed by floor plan financing companies and any termination or reduction in these financing arrangements could increase our financing costs and harm our business and operating results.

A portion of our product distribution revenue is financed by floor plan financing companies. Floor plan financing companies are engaged by our customers to finance, or floor, the purchase of products from us. In exchange for a fee, we transfer the risk of loss on the sale of our products to the floor plan companies. We currently receive payment from these financing companies within approximately 15 to 30 days from the date of the sale, which allows our business to operate at much lower relative working capital levels than if such programs were not available. If these floor plan arrangements are terminated or substantially reduced, the need for more working capital and the increased financing cost could harm our business and operating results.

We have significant credit exposure to our reseller customers, and negative trends in their businesses could cause us significant credit loss and negatively impact our cash flow and liquidity position.

We extend credit to our reseller customers for a significant portion of our sales to them. Resellers and retailers have a period of time, generally 30 days after the date of invoice, to make payment. As a result, we are subject to the risk that our reseller customers will not pay for the products they purchase. In addition, our Mexico subsidiary has entered into contracts with Mexican reseller customers, which involve extended payment terms and could expose us to additional collection risks. Our credit exposure risk may increase due to liquidity or solvency issues experienced by our resellers as a result of an economic downturn or a decrease in IT spending by end-users. If we are unable to collect payment for products we ship to our reseller customers or if our reseller customers are unable to timely pay for the products we ship to them, it will be more difficult or costly to utilize accounts receivable-based financing, which could negatively impact our cash flow and liquidity position.

We may suffer adverse consequences from changing interest rates.

Our borrowings and securitization arrangements are variable-rate obligations that could expose us to interest rate risks. At November 30, 2008, we had approximately $408.2 million in such variable-rate obligations. If interest rates increase, our interest expense would increase, which would negatively affect our net income. An increase in interest rates may increase our future borrowing costs and restrict our access to capital.

Additionally, current market conditions, subprime mortgage crisis, and overall credit conditions could limit our availability of capital, which could cause increases in interest margin spreads over underlying indices, effectively increasing the cost of our borrowing. While some of our credit facilities have contractually negotiated spreads, terms such as these are subject to ongoing negotiations.

We experienced theft of product from our warehouses and future thefts could harm our operating results.

From time to time we have experienced incidents of theft at various facilities.

These types of incidents may make it more difficult or expensive for us to obtain theft coverage in the future. Also, incidents of theft may re-occur for which we may not be fully insured.

We are dependent on a variety of IT and telecommunications systems, and any failure of these systems could adversely impact our business and operating results.

We depend on IT and telecommunications systems for our operations. These systems support a variety of functions including inventory management, order processing, shipping, shipment tracking, billing, contact center support and web hosting.

Failures or significant downtime of our IT or telecommunications systems could prevent us from taking customer orders, printing product pick-lists, shipping products, billing customers, handling call volume or providing web hosting. Sales also may be affected if our reseller customers are unable to access our pricing and product availability information. We also rely on the Internet, and in particular electronic data interchange, or EDI, for a large portion of our orders and information exchanges with our OEM suppliers and reseller customers. The Internet and individual websites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some websites have experienced security breakdowns. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, it could harm our relationship with our OEM suppliers and reseller customers. Disruption of our website or the Internet in general could impair our order processing or more generally prevent our OEM suppliers and reseller customers from accessing information. Our contact call center is dependent upon telephone and data services provided by third party telecommunications service vendors and our IT and telecommunications system. Any significant increase in our IT and telecommunications costs or temporary or permanent loss of our IT or telecommunications systems could harm our relationships with our customers. The occurrence of any of these events could have an adverse effect on our operations and financial results.

We rely on independent shipping companies for delivery of products, and price increases or service interruptions from these carriers could adversely affect our business and operating results.

We rely almost entirely on arrangements with independent shipping companies, such as FedEx and UPS, for the delivery of our products from OEM suppliers and delivery of products to reseller and retail customers. Freight and shipping charges can have a significant impact on our gross margin. As a result, an increase in freight surcharges due to rising fuel cost or general price increases will have an immediate adverse effect on our margins, unless we are able to pass the increased charges to our reseller customers or renegotiate terms with our OEM suppliers. In addition, in the past, UPS has experienced work stoppages due to labor negotiations with management. An increase in freight or shipping charges, the termination of our arrangements with one or more of these independent shipping companies, the failure or inability of one or more of these independent shipping companies to deliver products, or the unavailability of their shipping services, even temporarily, could have an adverse effect on our business and operating results.

Changes in foreign exchange rates and limitations on the convertibility of foreign currencies could adversely affect our business and operating results.

In the fiscal years ended November 30, 2008 and 2007, approximately 21% and 22%, respectively, of our total revenue was generated outside the United States. Most of our international revenue, cost of revenue and operating expenses are denominated in foreign currencies. We presently have currency exposure arising from both sales and purchases denominated in foreign currencies. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect our operating margins. For example, if these foreign currencies appreciate against the U.S. dollar, it will make it more expensive in terms of U.S. dollars to purchase inventory or pay expenses with foreign currencies. This could have a negative impact to us if revenue related to these purchases is transacted in U.S. dollars. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency and make our products, which are usually purchased by us with U.S. dollars, relatively more expensive than products manufactured locally. We currently conduct only limited hedging activities, which involve the use of currency forward contracts. Hedging foreign currencies can be risky. There is also additional risk if the currency is not freely or actively traded. Some currencies, such as the Chinese Renminbi and Philippines Peso, are subject to limitations on conversion into other currencies, which can limit our ability to hedge or to otherwise react to rapid foreign currency devaluations. We cannot predict the impact of future exchange rate fluctuations on our business and operating results.

Because of the experience of our key personnel in the IT service industry and their technological expertise, if we were to lose any of our key personnel, it could inhibit our ability to operate and grow our business successfully.

We operate in the highly competitive IT service industry. We are dependent in large part on our ability to retain the services of our key senior executives and other technical experts and personnel. Except for Robert Huang, our Chairman of the Board of Directors, Kevin Murai, our President and Chief Executive Officer, and James Estill, SYNNEX Canada Limited's President and Chief Executive Officer, our employees and executives generally do not have employment agreements. Furthermore, we do not carry "key person" insurance coverage for any of our key executives. We compete for qualified senior management and technical personnel. The loss of, or inability to hire, key executives or qualified employees could inhibit our ability to operate and grow our business successfully.

We may become involved in intellectual property or other disputes that could cause us to incur substantial costs, divert the efforts of our management, and require us to pay substantial damages or require us to obtain a license, which may not be available on commercially reasonable terms, if at all.

We may from time to time receive notifications alleging infringements of intellectual property rights allegedly held by others relating to our business or the products we sell or assemble for our OEM suppliers and others. Litigation with respect to patents or other intellectual property matters could result in substantial costs and diversion of management and other resources and could have an adverse effect on our business. Although we generally have various levels of indemnification protection from our OEM suppliers and contract assembly services customers, in many cases any indemnification to which we may be entitled is subject to maximum limits or other restrictions. In addition, we have developed proprietary IT systems that play an important role in our business. If any infringement claim is successful against us and if indemnification is not available or sufficient, we may be required to pay substantial damages or we may need to seek and obtain a license of the other party's intellectual property rights. We may be unable to obtain such a license on commercially reasonable terms, if at all.

We are from time to time involved in other litigation in the ordinary course of business. We may not be successful in defending these or other claims. Regardless of the outcome, litigation could result in substantial expense and could divert the efforts of our management.

We have significant operations concentrated in Northern California, South Carolina, Ontario, Beijing, and the Philippines and any disruption in the operations of our facilities could harm our business and operating results.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could seriously harm our revenue and financial condition and increase our costs and expenses. We have significant operations in our facilities located in Fremont, California, Greenville, South Carolina, Ontario, Canada, Beijing, China and Manila, Cagayan De Oro and Davao Philippines. As a result, any prolonged disruption in the operations of our facilities, whether due to technical difficulties, power failures, break-ins, destruction or damage to the facilities as a result of a natural disaster, fire or any other reason, could harm our operating results. In addition, our Philippines operation is at greater risk due to adverse weather conditions, such as typhoons. We currently do not have a formal disaster recovery plan and may not have sufficient business interruption insurance to compensate for losses that could occur.

Global health, economic, political and social conditions may harm our ability to do business, increase our costs and negatively affect our stock price.

Worldwide economic conditions have recently experienced a significant downturn due to the credit conditions impacted by the subprime mortgage crisis and other factors, including slower economic activity which may impact our results of operations. External factors such as potential terrorist attacks, acts of war, geopolitical and social turmoil or epidemics and other similar outbreaks, in many parts of the world could prevent or hinder our ability to do business, increase our costs and negatively affect our stock price. For example, increased instability may adversely impact the desire of employees and customers to travel, the reliability and cost of transportation and our ability to obtain adequate insurance at reasonable rates and may require us to incur increased costs for security measures for our domestic and international operations. These uncertainties make it difficult for us and our customers to accurately plan future business activities. More generally, these geopolitical social and economic conditions could result in increased volatility in the United States and worldwide financial markets and economy. We are predominantly uninsured for losses and interruptions caused by terrorism, acts of war and similar events.

Part of our business is conducted outside of the United States, exposing us to additional risks that may not exist in the United States, which in turn could cause our business and operating results to suffer.

We have international operations in Canada, China, Mexico, Japan, the Philippines and the United Kingdom. For the fiscal years ended November 30, 2008 and 2007, approximately 21% and 22%, respectively, of our total revenue was generated outside the United States. For the fiscal years ended November 30, 2008 and 2007, approximately 18% and 19%, respectively, of our total revenue was generated in Canada. No country other than the U.S. and Canada accounted for more than 10% of our total revenue. Our international operations are subject to risks, including:

- political or economic instability;
- changes in governmental regulation;
- changes in import/export duties;
- trade restrictions;
- difficulties and costs of staffing and managing operations in certain foreign countries;
- work stoppages or other changes in labor conditions;
- difficulties in collecting of accounts receivable on a timely basis or at all;
- taxes; and
- seasonal reductions in business activity in some parts of the world.

We may continue to expand internationally to respond to competitive pressure and customer and market requirements. Establishing operations in any other foreign country or region presents risks such as those described above as well as risks specific to the particular country or region. In addition, until a payment history is established over time with customers in a new geography or region, the likelihood of collecting accounts receivable generated by such operations could be less than our expectations. As a result, there is a greater risk that reserves set with respect to the collection of such accounts receivable may be inadequate. In addition, our Mexico subsidiary has entered into contracts with Mexican reseller customers, which involve extended payment terms and could expose us to additional collection risks. Furthermore, if our international expansion efforts in any foreign country are unsuccessful, we may decide to cease operations, which would likely cause us to incur additional expenses and loss.

In addition, changes in policies or laws of the United States or foreign governments resulting in, among other things, higher taxation, currency conversion limitations, restrictions on fund transfers or the expropriation of private enterprises, could reduce the anticipated benefits of our international expansion. Furthermore, any actions by countries in which we conduct business to reverse policies that encourage foreign trade or investment could adversely affect our business. If we fail to realize the anticipated revenue growth of our future international operations, our business and operating results could suffer.

Our recent investments in our contact center business could adversely affect our operating results as a result of operation execution risks related to managing and communicating with remote resources, technologies, customer satisfaction and employee turnover.

Our contact center business in the Philippines may be adversely impacted if we are unable to manage and communicate with these remote resources. Service quality may be placed at risk and our ability to optimize our resources may be more complicated if we are unable to manage our resources remotely. Contact centers use a wide variety of different technologies to allow them to manage a large volume of work. These technologies ensure that employees are kept productive. Any failure in technology may impact the business adversely. The success of our contact center business primarily depends on performance of our employees and resulting customer satisfaction. Any increase in average waiting time or handling time or lack of promptness or technical expertise of our employees will directly impact customer satisfaction. Any adverse customer satisfaction may impact the overall business. Generally, the employee turnover rate in the contact center business and the risk of losing experienced employees to competitors are high. Higher turnover rates increase recruiting and training costs and decrease operating efficiencies and productivity. If we are unable to successfully manage our contact centers, our results of operations could be adversely affected and we may not realize the benefits of our recent acquisitions.

Our investment in HiChina Web Solutions could be adversely affected by strong competition, loss of market share and pricing pressure in the market for domain name registration and web hosting services, which we expect will continue to intensify.

Our investment in HiChina Web Solutions in April 2007 could be adversely impacted due to the market for domain name and web hosting related Internet services, which is intensely competitive and rapidly evolving as participants strive to retain their current customer base and attract new customers and improve their competitive position. We may face continued pricing pressure in order to remain competitive, which would adversely impact our revenues and profitability and result in a loss of market share. Further, we may lose market share if we are unable to keep pace with these evolving markets. While we anticipate that the number of new, renewed and transferred-in domain registrations will incrementally increase, volatility in the market could result in our customers turning to other registrars, thereby impairing growth in the number of domains under our management and our ability to sell multiple services to such customers.

Risks Related to Our Relationship with MiTAC International Corporation

As of November 30, 2008, our executive officers, directors and principal stockholders owned approximately 41% of our common stock and this concentration of ownership could allow them to control all matters requiring stockholder approval and could delay or prevent a change in control of SYNNEX.

As of November 30, 2008, our executive officers, directors and principal stockholders owned approximately 41% of our outstanding common stock. In particular, MiTAC International Corporation, or MiTAC International and its affiliates owned approximately 40% of our common stock.

In addition, MiTAC International's interests and ours may increasingly conflict. For example, we rely on MiTAC International for certain manufacturing and supply services and for relationships with certain key customers. As a result of a decrease in their ownership in us, we may lose these services and relationships, which may lead to increased costs to replace the lost services and the loss of certain key customers. We cannot predict the likelihood that we may incur increased costs or lose customers if MiTAC International's ownership percentage of us decreases in the future.

We rely on MiTAC International for manufacturing and contract assembly services and supply components and the loss of these services or components would require us to seek alternate providers that may charge us more for their services and components.

We rely on MiTAC International to manufacture and supply subassemblies and components for some of our contract assembly services customers, including Sun Microsystems, our primary contract assembly services customer, and our reliance on MiTAC International may increase in the future. Our relationship with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments. Accordingly, we negotiate manufacturing, pricing and other material terms on a project-by-project basis. As MiTAC's ownership interest in us decreases, MiTAC's interest in the success of our business and operations may decrease as well. In the event MiTAC International no longer provides such services and components to us, we would need to find an alternative source for these services and components. We may be unable to obtain alternative services and components on similar terms, which may in turn increase our contract assembly costs. In addition, we may not find manufacturers with sufficient capacity, which may in turn lead to shortages in our product supplies. Increased costs and products shortages could harm our business and operating results.

Our business relationship with MiTAC International has been and will continue to be negotiated as related parties and therefore may not be the result of arms'-length negotiations between independent parties. Our relationship, including pricing and other material terms, with our shared customers or with MiTAC International, may or may not be as advantageous to us as the terms we could have negotiated with unaffiliated third parties. We have a joint sales and marketing agreement with MiTAC International, pursuant to which both parties agree to use their commercially reasonable efforts to promote the other party's service offerings to their respective customers who are interested in such product offerings. To date, there has not been a significant amount of sales attributable to the joint marketing agreement. This agreement does not provide for the terms upon which we negotiate manufacturing and pricing terms. These negotiations have been on a case-by-case basis. The agreement has an initial term of one year and automatically renews for subsequent one-year terms unless either party provides written notice of non-renewal within 90 days of the end of any renewal term. The agreement may also be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party. Either party may immediately terminate the agreement by providing written notice (a) of the other party's material breach of any provision of the agreement and failure to cure within 30 days, or (b) if the other party becomes bankrupt or insolvent. In addition, we are party to a general agreement with MiTAC International and Sun Microsystems under which we work with MiTAC International to provide contract assembly services to Sun Microsystems.

Some of our customer relationships evolved from relationships between such customers and MiTAC International and the loss of such relationships could harm our business and operating results.

Our relationship with Sun Microsystems and some of our other customers evolved from relationships that were initiated by MiTAC International. Our relationship with Sun Microsystems is a joint relationship with MiTAC International and us, and the future success of our relationship with Sun Microsystems depends on MiTAC International continuing to work with us to service Sun Microsystems' requirements. The original agreement between Sun Microsystems and MiTAC International was signed on August 28, 1999 and we became a party to the agreement on February 12, 2002. On May 16, 2007, we entered into a new Master Supply Agreement to be effective as of May 1, 2007 with Sun Microsystems and MiTAC International. Pursuant to this new agreement, the terms for the manufacture and purchase of each particular product awarded by Sun Microsystems are individually negotiated and if agreed upon by the parties, such terms are included in a product award letter. There is no minimum level of commitment required by any of the parties under this agreement. As under the prior agreement, we negotiate manufacturing, pricing and other material terms, on a project-by-project basis with MiTAC International and Sun Microsystems for a given project. All of our contract assembly services to Sun Microsystems are covered by this agreement. This agreement has a term of three years and is automatically renewed for one-year periods until terminated in accordance with its terms. Any party may terminate this agreement with written notice if one of the other parties materially breaches any provision of the agreement and the breach is incapable of being cured or is not cured within 30 days. This agreement may also be terminated on written notice if one of the other parties becomes bankrupt or insolvent. If we are unable to maintain our relationship with MiTAC International, our relationship with Sun Microsystems could suffer and we could lose other customer relationships or referrals, which in turn could harm our business, financial position and operating results.

There could be potential conflicts of interest between us and MiTAC International and its affiliates, which could impact our business and operating results.

MiTAC International's and its affiliates' continuing beneficial ownership of our common stock could create conflicts of interest with respect to a variety of matters, such as potential acquisitions, competition, issuance or disposition of securities, election of directors, payment of dividends and other business matters. Similar risks could exist as a result of Matthew Miau's positions as our Chairman Emeritus, the Chairman of MiTAC International and as a director or officer of MiTAC International's affiliates. In fiscal year 2008, Mr. Miau received a $225,000 retainer from us and was granted a restricted stock award of 2,000 shares of our common stock for his services as Chairman of the Board based primarily upon his non-executive back-up role to Robert Huang, our then President and Chief Executive Officer. Compensation payable to Mr. Miau was based upon approval of the Nominating and Corporate Governance Committee, which is composed of disinterested members of the Board. For fiscal year 2009, Mr. Miau will receive the same compensation as other independent directors. Mr. Miau's compensation is based upon the approval of the Nominating and Corporate Governance Committee. We also have adopted a policy requiring material transactions in which any of our directors has a potential conflict of interest to be approved by our Audit Committee, which is also composed of disinterested members of the Board.

Synnex Technology International Corp., or Synnex Technology International, a publicly-traded company based in Taiwan and affiliated with MiTAC International, currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. As of November 30, 2008, MiTAC Incorporated, a privately-held company based in Taiwan and a separate entity from MiTAC International, directly and indirectly owned approximately 14.9% of Synnex Technology International and approximately 8.0% of MiTAC International. As of November 30, 2008, MiTAC International directly and indirectly owned 0.3% of Synnex Technology International and Synnex Technology International directly and indirectly owned approximately 0.3% of MiTAC International. In addition, MiTAC International directly and indirectly owned approximately 8.7% of MiTAC Incorporated and Synnex Technology International directly and indirectly owned approximately 14.0% of MiTAC Incorporated as of November 30, 2008. Synnex Technology International indirectly through its ownership of Peer Developments Limited owned approximately 15.6% of our outstanding common stock as of November 30, 2008. Neither MiTAC International, nor Synnex Technology International is restricted from competing with us. In the future, we may increasingly compete with Synnex Technology International, particularly if our business in Asia expands or Synnex Technology International expands its business into geographies or customers we serve. Although Synnex Technology International is a separate entity from us, it is possible that there will be confusion as a result of the similarity of our names. Moreover, we cannot limit or control the use of the Synnex name by Synnex Technology International in certain geographies and our use of the Synnex name may be restricted as a result of registration of the name by Synnex Technology International or the prior use in jurisdictions where it currently operates.

Risks Related to Our Industry

Volatility in the IT industry could have a material adverse effect on our business and operating results.

The IT industry in which we operate has experienced decreases in demand. Softening demand for our products and services caused by an ongoing economic downturn and over-capacity may impact our revenue, as well the salability of inventory and collection of reseller customer accounts receivable.

While in the past we may have benefited from consolidation in our industry resulting from delays or reductions in IT spending in particular, and economic weakness in general, any such volatility in the IT industry could have an adverse effect on our business and operating results.

Our business may be adversely affected by some OEM suppliers' strategies to increase their direct sales, which in turn could cause our business and operating results to suffer.

Consolidation of OEM suppliers has resulted in fewer sources for some of the products that we distribute. This consolidation has also resulted in larger OEM suppliers that have significant operating and financial resources. Some OEM suppliers, including some of the leading OEM suppliers that we service, have been selling a greater volume of products directly to end-users, thereby limiting our business opportunities. If large OEM suppliers continue the trend to sell directly to our resellers, rather than use us as the distributor of their products, our business and operating results will suffer.

OEMs are limiting the number of supply chain service providers with which they do business, which in turn could negatively impact our business and operating results.

Currently, there is a trend towards reducing the number of authorized distributors used by OEM suppliers. As a smaller market participant in the IT product industries, than some of our competitors, we may be more susceptible to loss of business from further reductions of authorized distributors or contract assemblers by IT product OEMs. For example, the termination of our contract by HP with us would have a significant negative effect on our revenue and operating results. A determination by any of our primary OEMs to consolidate their business with other distributors or contract assemblers would negatively affect our business and operating results. For example, IBM recently consolidated its business with distributors, including SYNNEX, and, as a result, we no longer distribute certain IBM products and services.

The IT industry is subject to rapidly changing technologies and process developments, and we may not be able to adequately adjust our business to these changes, which in turn would harm our business and operating results.

Dynamic changes in the IT industry, including the consolidation of OEM suppliers and reductions in the number of authorized distributors used by OEM suppliers, have resulted in new and increased responsibilities for management personnel and have placed, and continue to place, a significant strain upon our management, operating and financial systems and other resources. We may be unable to successfully respond to and manage our business in light of industry developments and trends. Also crucial to our success in managing our operations will be our ability to achieve additional economies of scale. Our failure to achieve these additional economies of scale or to respond to changes in the IT industry could adversely affect our business and operating results.

We are subject to intense competition in the IT industry, both in the United States and internationally, and if we fail to compete successfully, we will be unable to gain or retain market share.

We operate in a highly competitive environment, both in the United States and internationally. The IT product distribution, global business and contract assembly services industries are characterized by intense competition, based primarily on product availability, credit availability, price, speed of delivery, ability to tailor specific solutions to customer needs, quality and depth of product lines, pre-sale and post-sale technical support, flexibility and timely response to design changes, and technological capabilities, service and support. We compete with a variety of regional, national and international IT product distributors and contract manufacturers and assemblers. In some instances, we also compete with our own customers, our own OEM suppliers and MiTAC International.

Our primary competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than us. Some of our competitors may have broader geographic breadth and range of services than us and may have more developed relationships with their existing customers. We may lose market share in the United States or in international markets, or may be forced in the future to reduce our prices in response to the actions of our competitors and thereby experience a reduction in our gross margins.

In addition, in our contact center business, we also face competition from our customers. For example, some of our customers may have internal capability and resources to provide their own call centers. Furthermore, pricing pressures and quality of services could impact our business adversely. Our ability to provide a high quality of service is dependent on our ability to retain and properly train our employees and to continue investing in our infrastructure, including IT and telecommunications systems.

We may initiate other business activities, including the broadening of our supply chain capabilities, and may face competition from companies with more experience in those new areas. In addition, as we enter new areas of business, we may also encounter increased competition from current competitors or from new competitors, including some who may once have been our OEM suppliers or reseller customers. Increased competition and negative reaction from our OEM suppliers or reseller customers resulting from our expansion into new business areas may harm our business and operating results.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, Securities and Exchange Commission, or SEC, regulations and New York Stock Exchange, or NYSE, rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and corporate governance practices. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our ongoing efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our management's required assessment of our internal control over financial reporting and our independent registered public accounting firm's attestation of the effectiveness of internal control over financial reporting have required the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant resources. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

If we are unable to maintain effective internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected, which in turn could cause the market price of our common stock to decline.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We completed an evaluation of the effectiveness of our internal control over financial reporting for the fiscal year ended November 30, 2008, and we have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements. In the past, however, our internal controls have not eliminated all error. For example, in fiscal year 2007, we made a reclassification adjustment to our Consolidated Financial Statements and we were unable to timely file a Form 8-K relating to an acquisition. We expect to continue to incur increased expense and to devote additional management resources to Section 404 compliance. In the event that one of our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions and our reputation may be adversely affected and the market price of our stock could decline.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform to generally accepted accounting principles in the United States, or GAAP.

These accounting principles are subject to interpretation by the Financial Accounting Standards Board, or FASB, American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

We are subject to rules and regulations as a public company that will increase our administration costs which, in turn, could harm our operating results.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, has required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the SEC, the NYSE has adopted revisions to its requirements for companies that are NYSE-listed. These rules and regulations have increased our legal and financial compliance costs, and made some activities more time consuming or costly. These rules and regulations could make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our Audit Committee and Compensation Committee, and qualified executive officers.

New accounting treatment for cash settled convertible debt instruments like the convertible senior notes would likely cause our reported interest expense on our convertible senior notes to increase.

FASB recently adopted FASB Staff Position No. Accounting Principles Board 14-1, "Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)," reflecting new rules that change the accounting for certain convertible debt instruments, including our convertible notes. Under these new rules, an issuer of a convertible debt instrument that may be settled entirely or partially in cash upon conversion is be required to account for the liability and equity components of the instrument separately. The debt component is recorded at an estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the proceeds for the convertible debt and the amount reflected as a debt liability is recorded as additional paid-in capital. As a result, the debt is treated as if it had been issued at a discount and is subsequently accreted to its par value over its expected life, with a rate of interest that reflects the issuer's nonconvertible debt borrowing rate. The resulting interest expense would likely be significantly higher than the actual cash interest expense payable on the instrument. The new rules are effective for fiscal years and interim periods beginning after December 15, 2008 and is applied retrospectively to all periods presented. We are currently evaluating the new rules and cannot quantify the impact at this time. However, we expect to have higher interest expense starting in 2010 due to the non-cash interest expense accretion.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Our principal executive offices are located in Fremont, California. We operate distribution, assembly, services and administrative facilities in seven different countries.

Our distribution business segment occupies over 30 facilities covering approximately 3 million square feet. We lease each of these facilities, except a 340,000 square feet logistics facility in Olive Branch, Mississippi, a 720,000 square feet distribution and administrative center in Guelph, Ontario, Canada, a 124,400 square feet administrative and assembly facility in Telford, United Kingdom, a 62,500 square feet distribution facility in Greenville, South Carolina and a 13,442 square feet distribution facility in Pittsboro, North Carolina which we own.

Our global business services, or GBS, business segment occupies over 30 facilities covering approximately 447,000 square feet. We lease each of these facilities except for a 40,435 square feet administrative facility in Beijing, China and two administrative and services facilities in Tokyo, Japan occupying 4,078 square feet, which we own.

We have sublet unused portions of some of our facilities. We believe our facilities are well maintained and adequate for current operating needs. Leases for our current facilities expire between December 2008 and December 2014.

Item 3. ***Legal Proceedings***

We are from time to time involved in legal proceedings, including the following:

In May 2002, Seanix Technology Inc. filed a trademark infringement action in the Federal Court of Canada against us and our Canadian subsidiary, SYNNEX Canada Limited. The suit claimed that we had infringed on Seanix's exclusive rights to its Canadian trademark registration and caused confusion between the two companies resulting from, among other things, our use of trademarks confusingly similar to the Seanix trademarks. The complaint sought injunctive relief and monetary damages. In April 2008, the matter was settled on terms that were not material to us or SYNNEX Canada Limited.

In addition, we have been involved in various bankruptcy preference actions where we were a supplier to the companies now in bankruptcy. These preference actions are filed by the bankruptcy trustee on behalf of the bankrupt estate and generally seek to have payments made by the debtor within 90 days prior to the bankruptcy returned to the bankruptcy estate for allocation among all of the bankruptcy estate's creditors. We are not aware of any currently pending preference actions.

From time to time, we are also involved in legal proceedings in the ordinary course of business.

We do not believe that these proceedings will have a material adverse effect on our results of operations, financial position or cash flows of our business.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

Executive Officers of the Registrant

The following table sets forth information regarding our executive officers as of November 30, 2008:

Name	Age	Position
Robert Huang	63	President, Co-Chief Executive Officer and Director
Kevin Murai	45	Co-Chief Executive Officer and Director
Peter Larocque	47	President, U.S. Distribution
Jim Estill	51	President and Chief Executive Officer, SYNNEX Canada Limited
Dennis Polk	42	Chief Operating Officer
Thomas Alsborg	46	Chief Financial Officer
Simon Leung	43	General Counsel and Corporate Secretary

Robert Huang founded our Company in 1980, and is currently a Director and Chairman of the Board. Mr. Huang retired as our President and Co-Chief Executive Officer in December 2008. Prior to founding our Company, Mr. Huang served as the Headquarters Sales Manager of Advanced Micro Devices, a semiconductor company. Mr. Huang received his Bachelor of Science degree in Electrical Engineering from Kyushyu University, Japan, Master of Science degrees in Electrical Engineering and Statistics from the University of Rochester and a Master of Science degree in Management Science from the Sloan School of Management at the Massachusetts Institute of Technology.

Kevin Murai, our President and Chief Executive Officer and a Director, joined us in March 2008. He served as Co-Chief Executive Officer until Robert Huang's retirement in December 2008. Prior to SYNNEX, Mr. Murai was employed for 19 years at Ingram Micro, Inc., most recently as President and Chief Operating Officer. During his nineteen-year tenure at Ingram, Mr. Murai served in several executive management positions. He holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo in Ontario, Canada.

Peter Larocque is our President, U.S. Distribution since July 2006 and previously served as Executive Vice President of Distribution since June 2001, Senior Vice President of Sales and Marketing from September 1997 until June 2001. Mr. Larocque is responsible for our U.S. distribution business. Mr. Larocque received a Bachelor of Science degree in Economics from the University of Western Ontario, Canada.

Jim Estill joined SYNNEX Canada Limited in September 2004 as President and Chief Executive Officer after the acquisition of EMJ Data Systems Limited by SYNNEX Canada Limited. Mr. Estill founded EMJ in 1979 and was President and Chief Executive Officer of EMJ. Mr. Estill received a Bachelor of Science degree in Systems Design Engineering from the University of Waterloo, Ontario.

Dennis Polk is our Chief Operating Officer and served in this capacity since July 2006 and previously served as Chief Financial Officer and Senior Vice President of Corporate Finance since joining us in February 2002. Mr. Polk received a Bachelor of Science degree in Accounting from Santa Clara University and is a Certified Public Accountant.

Thomas Alsborg is our Chief Financial Officer. He joined us in March 2007. Prior to SYNNEX, Mr. Alsborg was with Solectron Corporation where he served in various accounting and finance capacities over his ten-year tenure including Vice President and Chief Financial Officer of Solectron Global Services, Vice President of Finance and Vice President, Investor Relations. Prior to Solectron, Mr. Alsborg was with McDonald's Corporation and a CPA with Ernst & Young LLP. Mr. Alsborg received a Bachelor of Science degree in Accounting from the Oral Roberts University, a Master in Business Administration, Finance and International Business from Santa Clara University and is a Certified Public Accountant.

Simon Leung is our General Counsel and Corporate Secretary and has served in this capacity since May 2001. Mr. Leung joined us in November 2000 as Corporate Counsel. Prior to SYNNEX, Mr. Leung was an attorney at the law firm of Paul, Hastings, Janofsky & Walker LLP. Mr. Leung received a Bachelor of Arts degree from the University of California, Davis and his Juris Doctor degree from the University of Minnesota Law School.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our common stock, par value $0.001, is traded on the New York Stock Exchange, NYSE, under the symbol "SNX." The following table sets forth the range of high and low sales prices for our common stock for each of the periods listed, as reported by the NYSE.

	Price Range of Common Stock	
	Low	High
Fiscal Year 2007		
First Quarter	$18.57	$23.27
Second Quarter	$17.25	$22.46
Third Quarter	$18.91	$22.10
Fourth Quarter	$19.36	$23.00
Fiscal Year 2008		
First Quarter	$17.63	$23.81
Second Quarter	$19.94	$25.20
Third Quarter	$21.89	$27.28
Fourth Quarter	$ 8.63	$23.56

As of January 15, 2009, our common stock was held by 930 stockholders of record. Because many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners represented by these stockholders of record. We have not declared or paid any cash dividends since our inception. We currently intend to retain future earnings, if any, for use in our operations and the expansion of our business. If we elect to pay cash dividends in the future, payment will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our Board of Directors. In addition, our credit facilities place restrictions on our ability to pay dividends.

Stock Price Performance Graph

The stock price performance graph below, which assumes a $100 investment on November 28, 2003, compares our cumulative total shareowner return, the NYSE Composite Index and the Standard Industrial Classification, or SIC, Code Index (SIC Code 5045—Computer and Computer Peripheral Equipment and Software) for the period beginning November 28, 2003 through November 30, 2008. The closing price per share of our common stock was $10.46 on November 28, 2008. No cash dividends have been declared on our common stock since the initial public offering. The comparisons in the table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.



COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG SYNNEX CORPORATION,
NYSE MARKET INDEX AND SIC CODE INDEX
DOLLARS
200
175
150
125
100
75
50
25
0
11/28/03
11/30/04
11/30/05
11/30/06
11/30/07
11/28/08
SYNNEX CORPORATION
SIC CODE INDEX
NYSE MARKET INDEX

ASSUMES $100 INVESTED ON NOV 28, 2003
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDED NOV 30, 2008

	Fiscal Years Ending					
	11/28/2003	11/30/2004	11/30/2005	11/30/2006	11/30/2007	11/28/2008
SYNNEX Corporation	100.00	150.18	109.82	159.37	144.98	73.40
Computers & Peripheral Equipment	100.00	121.62	112.58	129.92	119.18	60.40
NYSE Market Index	100.00	114.68	127.65	148.46	163.39	100.50

Securities Authorized for Issuance under Equity Compensation Plans

Information regarding the Securities Authorized for Issuance under Equity Compensation Plans can be found under Item 12 of this Report.

Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data are qualified by reference to, and should be read together with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Report and the Consolidated Financial Statements and related Notes included in Item 8 of this Report. The selected consolidated statements of operations and cash flow data presented below for the fiscal years ended November 30, 2008, 2007 and 2006 and the consolidated balance sheet data as of November 30, 2008 and 2007 have been derived from our audited Consolidated Financial Statements included elsewhere in this Report. The consolidated statements of operations and other data for the fiscal years ended November 30, 2005 and 2004 and the consolidated balance sheet data as of November 30, 2006, 2005 and 2004 have been derived from our Consolidated Financial Statements that are not included in this Report. The consolidated statements of operations data include the operating results from our acquisitions from the closing date of each acquisition. Historical operating results are not necessarily indicative of the results that may be expected for any future period. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 and Note 17 to our Consolidated Financial Statements included elsewhere in this Report for a discussion of factors, such as business combinations, that affect the comparability of the following selected consolidated financial data.

	Fiscal Years Ended November 30,				
	2008	2007	2006	2005	2004
	(in thousands, except per share data)				
Statements of Operations Data:					
Revenue	$ 7,768,230	$ 7,004,120	$ 6,343,514	$ 5,640,769	$ 5,150,447
Cost of revenue	(7,336,311)	(6,648,738)	(6,058,155)	(5,402,211)	(4,935,075)
Gross profit	431,919	355,382	285,359	238,558	215,372
Selling, general and administrative expenses	(280,071)	(243,235)	(189,117)	(159,621)	(137,712)
Income from continuing operations before non-operating items and income taxes	151,848	112,147	96,242	78,937	77,660
Interest expense and finance charges, net	(14,431)	(14,874)	(16,659)	(17,036)	(7,959)
Other income (expense), net	(7,831)	1,393	570	1,559	(900)
Income from operations before income taxes and minority interest	129,586	98,666	80,153	63,460	68,801
Provision for income taxes	(45,096)	(35,167)	(28,320)	(23,912)	(23,091)
Minority interest in a subsidiary	(693)	(372)	(448)	58	376
Income from continuing operations	83,797	63,127	51,385	39,606	46,086
Income from discontinued operations, net of tax	—	—	—	511	479
Gain on sale of discontinued operations, net of tax	—	—	—	12,708	—
Net income	$ 83,797	$ 63,127	$ 51,385	$ 52,825	$ 46,565
Net income per common share, basic:					
Income from continuing operations	$ 2.65	$ 2.04	$ 1.73	$ 1.39	$ 1.73
Discontinued operations	—	—	—	0.46	0.01
Net income per common share, basic:	$ 2.65	$ 2.04	$ 1.73	$ 1.85	$ 1.74
Net income per common share, diluted:					
Income from continuing operations	$ 2.52	$ 1.93	$ 1.61	$ 1.27	$ 1.53
Discontinued operations	—	—	—	0.43	0.02
Net income per common share, diluted:	$ 2.52	$ 1.93	$ 1.61	$ 1.70	$ 1.55

	November 30,				
	2008	2007	2006	2005	2004
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 61,081	$ 42,875	$ 27,881	$ 13,636	$ 28,726
Working capital	590,588	419,708	416,865	350,529	316,935
Total assets	2,032,880	1,887,103	1,382,734	1,082,488	999,697
Current borrowings under term loans and lines of credit	340,466	351,142	50,834	28,548	74,996
Long-term borrowings	152,287	37,537	47,967	1,153	13,074
Total stockholders' equity	679,841	604,554	511,546	437,225	369,656

	Fiscal Years Ended November 30,				
	2008	2007	2006	2005	2004
	(in thousands)				
Other Data:					
Depreciation and amortization	$ 18,764	$ 15,765	$ 9,781	$ 8,778	$ 7,845

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and related Notes included elsewhere in this Report.

When used in this Annual Report on Form 10-K (the "Report"), the words "believes," "plans," "estimates," "anticipates," "expects," "intends," "allows," "can," "may," "designed," "will," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements about our business model and our services, expected benefits and developments of our services and operations, potential effects of the economic environment, anticipated benefits of our acquisitions including any related increase in fourth quarter seasonality, impact of the final purchase price of our acquisitions on our financial position, accuracy of our estimates of the impact of our acquisitions on our financial statements, our revenue and operating results, economic and industry trends, thefts at our warehouses, our gross margins, our agreements with MiTAC International Corporation, or MiTAC International, our relationship with MiTAC International and Sun Microsystems, our estimates regarding our capital requirements, our future needs for additional financing, concentration of products and customers, expansion of our operations, our international operations, our strategic acquisitions of businesses and assets, effect of future expansion on our operations, adequacy of our cash resources to meet our capital needs, adequacy of our disclosure controls and procedures, impact of rules and regulations affecting public companies, impact of our accounting policies, statements regarding future tax liabilities and unrecognized tax benefits, statements regarding our capitalization and stock price, our estimated fair value of our reporting units, and statements regarding our securitization programs and revolving credit lines. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below, as well as the seasonality of the buying patterns of our customers, concentration of sales to large customers, dependence upon and trends in capital spending budgets in the IT industry, fluctuations in general economic conditions and risks set forth below under Item 1A, "Risk Factors." These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Overview

We are a Fortune 500 corporation and a leading business process services company, serving resellers, retailers and original equipment manufacturers, or OEMs, in multiple regions around the world. We provide services in distribution, contract assembly and global business services, or GBS. We operate in two segments, distribution services segment and GBS segment. The distribution services segment distributes computer systems and complementary products to a variety of customers, including value-added resellers, system integrators, and retailers, as well as provide assembly services to OEMs, including integrated supply chain management, build-to-order and configure-to-order system configurations, materials management and logistics. Our GBS segment offers a range of services to our customers that include customer management, software development, web hosting, hosted software, domain name registration, and back office processing on a global platform. We deliver these services through various methods including voice, chat, web, email, and digital print. We also sell products complementary to these service offerings in China.

We bring synergy to our customers' business process services requirements. By bringing supply chain management, contract assembly and distribution expertise together under one service provider, the result is high quality products assembled at a lower cost with industry-leading components and delivered on time. Our business model is flexible and modular to accommodate the specific needs of our customers. To further enhance our business process services solutions, we provide value-added support services such as demand generation, pre-sales support, product marketing, print and fulfillment, back office outsourcing, post-sales technical support, web hosting and domain name registration services.

We combine our core strengths in demand generation, IT distribution, supply chain management, and contract assembly to provide our customers greater efficiencies in time to market, cost minimization, real-time linkages in the supply chain and aftermarket product support. We distribute more than 15,000 (as measured by active SKUs) technology products from more than 100 IT OEM suppliers to more than 15,000 resellers throughout the United States, Canada and Mexico. We employ over 6,000 employees worldwide and operate in the United States, Canada, China, Mexico, the Philippines and the United Kingdom. From a geographic perspective, approximately 98% of our total revenue was from North America for the fiscal year ended November 30, 2008.

We purchase IT systems, peripherals, system components, packaged software and networking equipment from OEM suppliers such as Hewlett-Packard Company, or HP, Panasonic, Lenovo and Seagate, and sell them to our reseller customers. We perform the same function for our purchases of licensed software products. Our reseller customers include value-added resellers, or VARs, corporate resellers, government resellers, system integrators, direct marketers and retailers. Our largest OEM supplier, HP, accounted for approximately 32% of our total revenue for the fiscal year ended November 30, 2008.

The IT distribution and contract assembly industries in which we operate are characterized by low gross profit as a percentage of revenue, or gross margin, and low income from operations as a percentage of revenue, or operating margin. As well, the market for IT products and services is generally characterized by declining unit prices and short product life cycles. We set our sales price based on the market supply and demand characteristics for each particular product or bundle of products we distribute and services we provide.

Our revenue is highly dependent on the end-market demand for IT products and services. This end-market demand is influenced by many factors including the introduction of new IT products and software by OEMs, replacement cycles for existing IT products, overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT industry and increased price-based competition.

Revenue and Cost of Revenue

We derive our revenue primarily through the distribution of IT systems, peripherals, system components, software, networking equipment, assembly services and GBS. For products, we recognize revenue generally as products are shipped, if a purchase order exists, the sale price is fixed or determinable, collection of the resulting accounts receivable is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Shipping terms are typically F.O.B. our warehouse. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. We review and adjust these provisions periodically. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers.

We provide our GBS services to our customers under contracts that typically consist of a master services agreement or statement of work, which contains the terms and conditions of each program and service we offer. Our agreements are usually short-term in nature, subject to early termination by our customers or us for any reason, typically with 30 to 90 days notice. Revenue is recognized as services are performed and if collection is reasonably assured.

None of our customers accounted for more than 10% of our total revenue in fiscal years 2008, 2007 or 2006. Approximately 32%, 28%, and 25% of our total revenue in fiscal years 2008, 2007 and 2006, respectively, was derived from the sale of HP products.

The market for IT products is generally characterized by declining unit prices and short product life cycles. Our overall business is also highly competitive on the basis of price. We set our sales price based on the market supply and demand characteristics for each particular product and service we provide to our customers. From time to time, we also participate in the incentive and rebate programs of our OEM suppliers. These programs are important determinants of the final sales price we charge to our reseller customers. To mitigate the risk of declining prices and obsolescence of our distribution inventory, our OEM suppliers generally offer us limited price protection and return rights for products that are marked down or discontinued by them. We carefully manage our inventory to maximize the benefit to us of these supplier provided protections.

A significant portion of our cost of revenue is the purchase price we pay our OEM suppliers for the products we sell, net of any rebates and purchase discounts received from our OEM suppliers. Cost of product distribution revenue also consists of provisions for inventory losses and write-downs, and freight expenses associated with the receipt in and shipment out of our inventory. In addition, cost of revenue includes the cost of materials, labor and overhead for our contract assembly and GBS services.

Margins

The IT product industry in which we operate is characterized by low gross profit as a percentage of revenue, or gross margin, and low income from operations as a percentage of revenue, or operating margin. Our gross margin has fluctuated between 4.5% and 5.6% annually over the past three years due to changes in the mix of products and services we offer, customers we sell to, competition, seasonality and replacement of less profitable business with investments in higher margin and more profitable lines and lower costs associated with increased efficiencies. Increased competition arising from industry consolidation and low demand for IT products may hinder our ability to maintain or improve our gross margin. Generally, when our revenue becomes more concentrated on limited products or customers, our gross margin tends to decrease due to increased pricing pressure from OEM suppliers or reseller customers. Our operating margin has also fluctuated between 1.5% and 2.0% annually over the past three years, based primarily on our ability to achieve economies of scale, the management of our operating expenses, changes in the relative mix of our distribution, contract assembly and global business services revenue, and the timing of our acquisitions and investments.

Recent Acquisitions

We seek to augment our services offering growth with strategic acquisitions of businesses and assets that complement and expand our global business services capabilities. We also divest businesses that we deem not strategic to our ongoing operations. Our historical acquisitions have brought us new reseller customers, retail customers and OEM suppliers, extended the geographic reach of our operations, particularly targeted in international markets, and expanded the services we provide to our OEM suppliers and customers. We account for acquisitions using the purchase method of accounting and include acquired entities within our Consolidated Financial Statements from the closing date of the acquisition.

During the fiscal year ended November 30, 2008, we completed the following acquisitions:

On April 1, 2008, we purchased substantially all of the assets of New Age Electronics Inc., or New Age, a privately-held distributor of IT and consumer electronics products to the retail sector. We expect this acquisition will expand our consumer electronics distribution business. We paid a purchase price of $31.5 million in cash and an additional $11.8 million was accrued, to be paid subject to compliance with certain post-closing conditions. As of November 30, 2008, we paid $9.6 million of the accrual in full settlement of the additional payment. The acquisition agreement provides for additional earn-out payments of up to $11.0 million to be paid subject to achieving certain milestones during the first twelve months after the date of acquisition. In connection with the net assets acquired, we refinanced approximately $84.0 million in working capital debt. The New Age business has been fully integrated into our distribution segment.

The purchase price allocation based on the estimated fair value of assets acquired and liabilities assumed is as follows:

	Fair Value (in thousands)
Purchase consideration	
Cash paid	$ 41,116
Transaction cost	125
	$ 41,241
Allocation	
Cash	$ 11,164
Accounts receivable	69,747
Inventories	72,073
Program receivable	4,642
Fixed assets	1,248
Prepaid expenses and other assets	648
Goodwill	18,684
Intangible assets (1)	12,253
Accounts payable	(54,076)
Accrued liabilities	(10,937)
Lease obligations	(202)
Loan payable	(84,003)
	$ 41,241

(1) Intangible assets will be amortized over a period of ten years.

The following unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of New Age had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributable to transactions that are factually supportable and expected to have a continuing impact. The pro forma results contained in the table below include pro forma adjustments for amortization of acquired intangibles and depreciation expense.

	Pro Forma Basis for Fiscal Years Ended	
	November 30, 2008	November 30, 2007
	(in thousands)	
Revenue	$8,067,882	$7,900,334
Net income	84,673	68,295
Net income per common share-basic	$ 2.68	$ 2.21
Net income per common share-diluted	2.55	2.09

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the beginning of the periods presented, nor is it necessarily indicative of future operating results.

Other Fiscal Year 2008 Acquisitions

Our other fiscal year 2008 acquisitions, which were all in our GBS segment, were not significant individually or in the aggregate. In the second quarter of fiscal year 2008, we acquired three companies for an estimated total cash consideration of approximately $3.0 million.

Acquisitions during the Year Ended November 30, 2007

On February 20, 2007, we acquired all of the outstanding capital stock of SYNNEX-Concentrix Corporation, based in Manila, Philippines for approximately $25.0 million in cash. The acquisition agreement allowed for an earn-out payment of an additional $5.0 million to be paid if certain milestones were met in the first year after the acquisition. As of November 30, 2008, an earn-out payment of $4.0 million was paid in full settlement. SYNNEX-Concentrix Corporation is a technical support and contact center that delivers voice, e-mail and technical chat support as well as other value-added services. The SYNNEX-Concentrix Corporation acquisition is consistent with our strategy to broaden our global business service offerings and increases our contact center expertise. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net tangible assets acquired was $7.6 million, intangible assets was $3.1 million, and the remainder of the purchase price over the fair value of identifiable assets acquired of $18.3 million has been recognized as goodwill. The SYNNEX-Concentrix Corporation business has been fully integrated into our GBS segment.

On February 27, 2007, we acquired the assets of PC Wholesale, a division of Insight Direct USA, Inc., a wholly-owned subsidiary of Insight Enterprises, Inc. We paid a purchase price of $28.9 million in cash. PC Wholesale is an IT distributor with special focus on end-of-life and refurbished equipment that is complementary to our core distribution business. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net tangible assets acquired was $18.9 million, intangible assets was $2.9 million, and the remainder of the purchase price over the fair value of identifiable assets acquired of $7.1 million has been recognized as goodwill. The PC-Wholesale business has been fully integrated into our distribution segment.

On April 5, 2007, we purchased approximately 86% of the equity interest in China Civilink (Cayman) for $30.0 million in cash. The acquisition agreement provided for a payment of up to $2.0 million to the then selling shareholders, if certain milestones were met by December 31, 2007. $2.0 million was paid in connection with the milestones achievement. China Civilink (Cayman) operates in China as HiChina Web Solutions. HiChina Web Solutions, which is based in Beijing, China, provides Internet services such as domain name registration and web hosting. The acquisition of HiChina Web Solutions further supports our strategy to grow our global business service offerings by providing access to an established customer base in China. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net tangible assets acquired was $5.9 million, intangible assets was $3.0 million, and the remainder of the purchase price over the fair value of identifiable assets acquired of $23.1 million has been recognized as goodwill. The HiChina Web Solutions business has been fully integrated into our GBS segment.

On May 1, 2007, our Canadian subsidiary, SYNNEX Canada Limited, or SYNNEX Canada, acquired substantially all of the assets of the Redmond Group of Companies, or RGC, including AVS Technologies, an independent distributor of consumer electronics. Total consideration for the purchased assets, net of assumed debt of $11.9 million, was approximately $26.6 million in cash and transaction costs of $0.2 million. Of this amount, approximately $3.1 million was payable subject to confirmation of net tangible assets acquired, primarily related to accounts receivable and inventory. The acquisition agreement allowed for an additional $0.4 million to be paid if certain milestones were met in the first 13 months following the closing date. These milestones were not achieved; hence, no payment was made. The acquisition of RGC further supports SYNNEX Canada's expansion in its consumer electronics distribution. The RGC business has been fully integrated within SYNNEX Canada. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net assets acquired was $10.6 million and the remainder of the purchase price over the fair value of identifiable assets acquired of $16.0 million has been recognized as goodwill. At the time of the acquisition of RGC, we determined that this was not a significant acquisition. However, upon further review, we determined that it was a significant acquisition, and accordingly, a Form 8-K reporting for the RGC acquisition was filed. The RGC business has been fully integrated into our distribution segment.

The following unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of RGC had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributable to transactions that are factually supportable and expected to have a continuing impact. The pro forma results contained in the table below include pro forma adjustment for additional finance charges related to the financing of the purchase consideration of the acquisition. The pro forma results may not reflect future performance.

	Pro Forma Basis for Fiscal Years Ended	
	November 30, 2007	November 30, 2006
	(in thousands)	
Revenue	$7,050,925	$6,592,621
Net Income (1)	59,091	29,382
Net income per common share-basic	$ 1.91	$ 0.99
Net income per common share-diluted	1.81	0.92

(1) Net income for the fiscal year ended November 30, 2006 includes an impairment loss on goodwill and intangible assets of $16.5 million prior to our acquisition of RGC.

The above acquisitions, excluding RGC, individually and in the aggregate, did not meet the conditions of a material business combination and they were not subject to the disclosure requirements of Statement of Financial Accounting Standards, or SFAS, No. 141 (revised 2007), "Business Combinations." The Consolidated Financial Statements include the operating results of each business from the date of acquisition.

Building Acquisition

On March 9, 2007, SYNNEX Canada completed the purchase of a new logistics facility in Guelph, Canada. The facility is six hundred and twenty thousand square feet. The total purchase price for this facility was approximately $12.5 million. As of fiscal year end, SYNNEX Canada has completed its plan for consolidating multiple existing Ontario area facilities in Canada into this facility.

Restructuring Charges

In fiscal year 2008, in connection with the acquisition of New Age, we recorded liabilities of $0.6 million under Emerging Issues Task Force, or EITF, 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination," or EITF 95-3. The measures, which included workforce reductions and facilities consolidation, were intended to align our capacity and infrastructure, and utilize synergies within the business to provide more cost effective services to our customers. These charges were primarily associated with workforce reductions of $0.4 million and facilities consolidation of $0.2 million.

In fiscal year 2007, in connection with the acquisition of RGC we announced a restructuring program in Canada. The measures, which included workforce reductions, facilities consolidation and other related expenses, are intended to align our capacity and infrastructure, and utilize synergies within the business to provide more cost effective services to our customers. During fiscal year 2007 we accrued $2.4 million in restructuring costs against goodwill related to the RGC acquisition in Canada under EITF 95-3. These charges are primarily associated with facilities consolidation of $1.1 million, workforce reductions of $0.7 million and contract termination costs of $0.6 million.

In fiscal year 2007, in conjunction with the above, we recorded $2.7 million for the restructuring, impairment and consolidation of our Canadian operations as a result of the acquisition of RGC and the purchase of our logistics facility in Guelph, Canada in March 2007. These charges were primarily associated with $1.1 million for facilities consolidation, $0.5 million for workforce reductions, and $0.3 million for other costs. All charges were recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The majority of all non-continuing employees' terminations were completed by November 30, 2007.

In conjunction with the above restructuring, we recorded an impairment loss of $0.8 million for a property located in Ontario, Canada which is held for sale based on the fair value less costs to sell in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The net book value of the property was $1.7 million at November 30, 2008.

Economic and Industry Trends

Our revenue is highly dependent on the end-market demand for IT products. This end-market demand is influenced by many factors including the introduction of new IT products and software by OEMs, replacement cycles for existing IT products and overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT distribution industry and increased price based competition. The GBS industry is extremely competitive. The customers' performance measures are based on competitive pricing terms and quality of services. Accordingly, we could be subject to pricing pressure and may experience a decline in our average selling prices for our services.

Seasonality

Our operating results are affected by the seasonality of the IT products industry. We have historically experienced higher sales in our fourth fiscal quarter due to patterns in the capital budgeting, federal government spending and purchasing cycles of our customers and end-users. In addition, with the recent additions of RGC and New Age, both of which have higher concentrations of consumer electronics sales, we expect that our fourth quarter seasonal spike will be larger. These patterns may not be repeated in subsequent periods.

Deferred Compensation Plan

We have a deferred compensation plan for a limited number of our directors and employees. We maintain a liability on our balance sheet for salary and bonus amounts deferred by participants and we accrue interest expense on uninvested amounts. Interest expense on the deferred amounts is classified in "Interest expense and finance charges, net" on our consolidated statement of operations. The plan allows for the participants to direct investments of deferred amounts in equity securities and other investments. The equity securities are classified as trading securities. The gains (losses) on the deferred compensation equity securities are recorded in "Other income (expense), net" and an equal amount is charged (or credited if losses) to "Selling, general and administrative expenses" relating to compensation amounts which are payable to the plan participants. The loss on the deferred compensation investments was $5.9 million in the 2008 fiscal year. The gain on the deferred compensation investments was $0.4 million and $1.1 million in the 2007 and 2006 fiscal years, respectively.

Critical Accounting Policies and Estimates

The discussions and analyses of our consolidated financial condition and results of operations are based on our Consolidated Financial Statements, which have been prepared in conformity with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions, including those that relate to accounts receivable, vendor programs, inventories, goodwill and intangible assets, and income taxes. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are affected by our judgment, estimates and/or assumptions used in the preparation of our Consolidated Financial Statements.

Revenue Recognition. We recognize revenue generally as products are shipped, if a purchase order exists, the sale price is fixed or determinable, collection of the resulting accounts receivable is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Shipping terms are typically F.O.B. our warehouse. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. These provisions are reviewed and adjusted periodically by us. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers.

We purchase licensed software products from OEM vendors and distribute them to customers. Revenue is recognized upon shipment of software products when a purchase order exists, the sales price is fixed or determinable and collection of the resulting accounts receivable is reasonably assured. Subsequent to the sale of software products, we generally have no obligation to provide any modification, customization, upgrades, enhancements, or any other post-sales customer support.

Our Mexico operation primarily focuses on projects with the Mexican government and other local agencies that are long-term in nature. Under the agreements, the payments are due on a monthly basis and are contingent upon performing certain services and meeting certain conditions. We recognize product revenue and cost of revenue on a straight-line basis over the term of the contract.

We provide our GBS services to our customers under contracts that typically consist of a master services agreement or statement of work, which contains the terms and conditions of each program and service we offer. These agreements are usually short term in nature and subject to early termination by the customers or the Company for any reason, typically with 30 to 90 days notice. Revenue is generally recognized over the term of the contract if the service has already been rendered, the sales price is fixed or determinable and collection of the resulting accounts receivable is reasonably assured.

Allowance for Doubtful Accounts. We provide allowances for doubtful accounts on our accounts receivable for estimated losses resulting from the inability of our customers to make payments for outstanding balances. In estimating the required allowance, we take into consideration the overall quality and aging of the accounts receivable, credit evaluations of customers' financial condition and existence of credit insurance. We also evaluate the collectability of accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and value and adequacy of collateral received from customers.

OEM Supplier Programs. We receive funds from OEM suppliers for inventory price protection, product rebates, marketing and infrastructure reimbursement, and promotion programs. Product rebates are recorded as a reduction of cost of revenue. Marketing, infrastructure and promotion programs are recorded, net of direct costs, in selling, general and administrative expense. Any excess funds associated with these programs are recorded in cost of revenue. We accrue rebates based on the terms of the program and sales of qualifying products. Some of these programs may extend over one or more quarterly reporting periods. Amounts received or receivable from OEM suppliers that are not yet earned are deferred on our balance sheet. Actual rebates may vary based on volume or other sales achievement levels, which could result in an increase or reduction in the estimated amounts previously accrued. In addition, if market conditions were to deteriorate due to an economic downturn, OEM suppliers may change the terms of some or all of these programs or cease them altogether. Any such change could lower our gross margins on products we sell or revenue earned. We also provide reserves for receivables on OEM supplier programs for estimated losses resulting from OEM suppliers' inability to pay, or rejections of such claims by OEM suppliers.

Inventories. Our inventory levels are based on our projections of future demand and market conditions. Any sudden decline in demand and/or rapid product improvements and technological changes can cause us to have excess and/or obsolete inventories. On an ongoing basis, we review for estimated obsolete or unmarketable inventories and write-down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions. These write-downs are reflected in our cost of revenue. If actual market conditions are less favorable than our forecasts, additional inventory reserves may be required. Our estimates are influenced by the following considerations: sudden decline in demand due to economic downturns, rapid product improvements and technological changes, our ability to return to OEM suppliers a certain percentage of our purchases, and protection from loss in value of inventory under our OEM supplier agreements.

Goodwill, Intangible Assets and Other Long-Lived Assets. We assess potential impairment of our goodwill, intangible assets and other long-lived assets when there is evidence that recent events or changes in circumstances have made recovery of an asset's carrying value unlikely. We also assess potential impairment of our goodwill, intangible assets and other long-lived assets on an annual basis during our fourth quarter, regardless if there is evidence or suspicion of impairment. If indicators of impairment were present in intangible assets used in operations and future undiscounted cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. The amount of an impairment loss would be recognized as the excess of the asset's carrying value over its fair value. Factors we consider important, which may cause impairment include: significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results.

In accordance with SFAS No. 142 "Goodwill and Other Intangible Assets," or SFAS No. 142, a two-step impairment test is required to identify potential goodwill impairment and measure the amount of the goodwill impairment loss to be recognized. In the first step, the fair value of each reporting unit is compared to its carrying value to determine if the goodwill is impaired. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, then goodwill is not impaired and no further testing is required. If the carrying value of the net assets assigned to the reporting unit were to exceed its fair value, then the second step is performed in order to determine the implied fair value of the reporting unit's goodwill and an impairment loss is recorded for an amount equal to the difference between the implied fair value and the carrying value of the goodwill.

For the purpose of goodwill analysis, we have three reporting units, as defined by SFAS No. 142. Our distribution services business segment is comprised of one Distribution Services reporting unit and the GBS business segment is comprised of two reporting units - Contact Center and Web Hosting/Domain Name Registration. We conducted our annual impairment analysis in the fourth quarter of fiscal year 2008. To determine the fair value of each reporting unit we used discounted cash flows, using five years of projected unleveraged free cash flows and terminal EBITDA earnings multiples which were based on precedent transactions. The discount rates used for the analysis reflected a weighted average cost of capital based on industry and capital structure adjusted for equity risk premiums and size risk premiums based on market capitalization. The discounted cash flow valuation uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions and may differ from actual future cash flows. We also considered the current trading multiples for comparable publicly-traded companies and the historical pricing multiples for comparable merger and acquisition transactions that have occurred in the industry. As a result of this work, under each fair value measurement methodology considered, we concluded the fair value of each reporting unit exceeded its carrying value.

Also, we compared our current market capitalization relative to our book value. While our common stock generally declined in the final eight weeks of the fiscal year, our common stock still outperformed the NYSE stock market. We believe the decline in our market capitalization was due to the overall economy and stock market performance. We do not believe that the decline in the stock price was caused by events directly related to us. There were no events in the last quarter of the fiscal year 2008 that had a significant impact on our financial performance.

While market capitalization generally reflects investors' expectations of future performance, the fair value of a reporting unit is not represented by our market capitalization alone. For example, the control premium that a third party would be willing to pay to obtain a controlling interest in us was considered when determining fair value. To estimate the control premium for SYNNEX, we considered recent transactions with comparable companies in the distribution industry and our unique competitive advantages that would likely provide synergies to a market participant. In addition, we considered factors such as the performance of our competitors, which we believe contributed to the decline in our stock price and recent volatility in our trading price prior to November 30, 2008 that did not reflect our underlying fair value. We believe there is a reasonable basis for the excess of estimated fair value of our reporting units over our market capitalization. We estimated our fair value based on our financial performance in the fourth quarter and the estimated control premium based on recent historical transactions and concluded that the fair value exceeded our book value.

The estimated fair value of our three reporting units requires judgment and the use of estimates by management. Potential factors requiring assessment include trends in our stock price, variance in results of operations from our projections, and additional acquisition transactions in our industry that reflect a control premium. Any of these potential factors may cause us to re-evaluate goodwill during any quarter throughout the year. If an impairment charge were to be taken for goodwill it would be a non-cash charge and would not impact our cash position or cash flows, however, such charge could have a material impact to our equity and statement of operations.

Therefore, our goodwill impairment analysis did not result in an impairment charge for the fiscal years ended 2008, 2007 or 2006.

We performed an analysis of the fair value of the long-lived assets in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." No impairment loss was recorded for the periods presented.

Determining the fair value of a reporting unit, intangible asset or a long-lived asset is judgmental and involves the use of significant estimates and assumptions. We base our fair value estimates on assumptions that we believe are reasonable but are uncertain and subject to changes in market conditions.

Income Taxes. As part of the process of preparing our Consolidated Financial Statements, we estimate our income taxes in each of the taxing jurisdictions in which we operate. This process involves estimating our current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing revenue and expenses, for tax and accounting purposes, as well as estimating foreign tax credits. These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We assess the likelihood that our deferred tax assets, which include net operating loss carry forwards and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income or other tax planning strategies. If recovery is not likely, we provide a valuation allowance based on our estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately realizable. The provision for current and deferred taxes involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities. Actual results could differ from our estimates.

Results of Operations

The following table sets forth, for the indicated periods, data as percentages of revenue:

	Fiscal Years Ended November 30,		
	2008	2007	2006
Statements of Operations Data:			
Revenue	100.00%	100.00%	100.00%
Cost of revenue	(94.44)	(94.93)	(95.50)
Gross profit	5.56	5.07	4.50
Selling, general and administrative expenses	(3.61)	(3.47)	(2.98)
Income from operations before non-operating items and income taxes	1.95	1.60	1.52
Interest expense and finance charges, net	(0.18)	(0.21)	(0.26)
Other income (expense), net	(0.10)	0.02	0.01
Income from operations before income taxes and minority interest	1.67	1.41	1.27
Provision for income taxes	(0.58)	(0.50)	(0.45)
Minority interest in a subsidiary	(0.01)	(0.01)	(0.01)
Net income	1.08%	0.90%	0.81%

Form 10-K

Fiscal Years Ended November 30, 2008, 2007 and 2006

Revenue

	Fiscal Years Ended November 30,			Percent Change	
	2008	2007	2006	2008 to 2007	2007 to 2006
		(in thousands)			
Revenue	$7,768,230	$7,004,120	$6,343,514	10.9%	10.4%
Distribution Revenue	7,674,048	6,938,926	6,316,332	10.6%	9.9%
GBS Revenue	113,998	82,722	39,639	37.8%	108.7%
Inter-Segment Elimination	(19,816)	(17,528)	(12,457)	13.1%	40.7%

In our distribution business, we sell in excess of 15,000 (as measured by active SKU's) technology products from more than 100 IT OEM suppliers to more than 15,000 resellers. The prices of our products are highly dependent on the volumes purchased within a product category. The products we sell from one period to the next are often not comparable because of rapid changes in product models and features. The revenue generated in our GBS segments relates to services such as demand generation, pre-sales support, product marketing, print and fulfillment, back office IT and development outsourcing, post-sales technical support, webhosting and domain name registration. The programs and customer service requirements change frequently from one period to the next and are often not comparable.

Our increase in distribution revenue year over year for the fiscal year ended November 30, 2008, was primarily attributable to our acquisition of New Age on April 1, 2008 in the United States and also to the full year impact of the acquisitions of PC Wholesale and RGC, which occurred in fiscal year 2007 in the United States and Canada, respectively.

More than 75% of the increase in our GBS revenue year over year for the fiscal year ended November 30, 2008 was attributable to full impact of the acquisitions made in fiscal years 2007 and 2008. The remaining increase in revenue was a result of continued organic growth.

The fiscal year 2007 increase in revenue from fiscal year 2006 was primarily attributable to continued growth in our business in the United States and Canada, overall increased demand for our products and services, increased selling and marketing efforts and the contribution from our acquisitions made during the fiscal years 2007 and 2006.

These increases were somewhat mitigated by the general economic decline in the second half of 2008, continued significant competition in the IT distribution marketplace, OEM supplier direct sales models, and our desire to focus on operating income growth before revenue growth.

Gross Profit

	Fiscal Years Ended November 30,			Percent Change	
	2008	2007	2006	2008 to 2007	2007 to 2006
		(in thousands)			
Gross Profit	$431,919	$355,382	$285,359	21.5%	24.5%
Percentage of Revenue	5.56%	5.07%	4.50%	9.7%	12.7%

Our gross profit is affected by a variety of factors, including competition, the average selling prices, variety of products and services we sell, the customers to whom we sell, our sources of revenue by division, rebate and discount programs from our suppliers, freight costs, reserves for inventory losses, fluctuations in revenue and overhead costs of our contract assembly and our mix of business including our GBS services.

Our gross profit as a percentage of revenue increased by 49 basis points over the prior fiscal year 2007 primarily due to the expansion of our GBS services, greater success in maximizing our variable incentives and continued focus on costs, inventory and freight management.

The increase in gross profit as a percentage of revenue by 57 basis points in fiscal year 2007 over fiscal year 2006 was mainly due to continued focus on improving all aspects of gross profit within our business, customer and product mix, gross margin contributions from our acquisitions over the past year, and our increased value-added services.

No specific products or customers, or changes in pricing strategy individually or in the aggregate, contributed significantly to the change in gross profit.

Selling, General and Administrative Expenses

	Fiscal Years Ended November 30,			Percent Change	
	2008	2007	2006	2008 to 2007	2007 to 2006
		(in thousands)			
Selling, General and Administrative Expenses	$280,071	$243,235	$189,117	15.1%	28.6%
Percentage of Revenue	3.61%	3.47%	2.98%	4.0%	16.4%

Approximately two-thirds of our selling, general and administrative expenses consist of personnel costs such as salaries, commissions, bonuses, share-based compensation, deferred compensation expense or income, and temporary personnel fees. Selling, general and administrative expenses also include costs of our facilities, utility expense, professional fees, depreciation expense on our capital equipment, bad debt expense, amortization expense of our intangible assets, administration and marketing expenses, offset in part by reimbursements from OEM suppliers.

Selling, general and administrative expenses increased in fiscal year 2008 from fiscal year 2007, both on a dollar basis as well as percentage of revenue due to an increase in compensation cost of $27.9 million resulting from an increase in the number of employees, primarily from acquisitions, $12.2 million increase in overhead costs, rent and professional fees to support the operations, $2.8 million increase in bad debt expense, and $2.8 million increase in depreciation and amortization expenses mainly due to the acquisitions and leasehold improvements. These increases were offset in part by $6.3 million of increased losses related to our deferred compensation program and a decrease in restructuring costs of $2.7 million.

Selling, general and administrative expenses increased in fiscal year 2007 from fiscal year 2006, both on a dollar basis as well as percentage of revenue due to additional expense incurred from our recent acquisitions, the costs to integrate those acquisitions into our business, the duplicative costs of operating multiple overlapping facilities in Canada during consolidation of these facilities, restructuring charges of $2.7 million in connection with the acquisition of RGC and the restructuring and consolidation of our Canadian operations.

Income from Operations before Non-Operating Items, Income Taxes and Minority Interest

	Fiscal Years Ended November 30,			Percent Change	
	2008	2007	2006	2008 to 2007	2007 to 2006
		(in thousands)			
Income from operations before non-operating items, income taxes and minority interest	$151,848	$112,147	$96,242	35.4%	16.5%
Distribution income from operations before non-operating items, income taxes and minority interest	138,826	103,088	92,482	34.7%	11.5%
GBS income from operations before non-operating items, income taxes and minority interest	13,022	9,059	3,760	43.7%	140.9%

Our income from operations before non-operating items, income taxes and minority interest as a percentage of revenue increased to 1.96% in fiscal year 2008 from 1.60% and 1.52% in fiscal years 2007 and 2006, respectively. The overall improvement in margin was the result of higher margin profile in our GBS segment, improvement in gross margin in the distribution segment offset by higher selling, general and administrative expenses.

The distribution segment income from operations before non-operating items, income taxes and minority interest as a percentage of revenue increased to 1.81% in fiscal year 2008 from 1.49% and 1.46% in fiscal years 2007 and 2006, respectively, primarily due to the improvement in gross margin as a result of greater success in maximizing our variable incentives and continued focus on costs, inventory and freight management, offset by higher selling and administrative expenses to support our increased revenue.

The GBS segment income from operations before non-operating items, income taxes and minority interest as a percentage of revenue increased to 11.42% in fiscal year 2008 from 10.95% and 9.49% in fiscal years 2007 and 2006, respectively, primarily due to the impact of full year contributions from all fiscal 2007 acquisitions, better operational efficiency and continued focus on improvement in all aspects of operating margin.

Interest Expense and Finance Charges, Net

	Fiscal Years Ended November 30,			Percent Change	
	2008	2007	2006	2008 to 2007	2007 to 2006
		(in thousands)			
Interest Expense and Finance Charges, Net	$14,431	$14,874	$16,659	-3.0%	-10.7%

Amounts recorded in interest expense and finance charges, net, consist primarily of interest expense paid on our lines of credit, other debt, fees associated with third party accounts receivable flooring arrangements and the sale or pledge of accounts receivable through our securitization facilities, offset by income earned on our cash investments and financing income from our Mexico operation.

The decrease in interest expense and finance charges, net, in fiscal year 2008 from fiscal year 2007 was mainly due to lower finance charges of $1.7 million due to lower flooring sales and lower interest rates. This decrease was offset by lower interest income primarily from our Mexico operation of $1.4 million.

The decrease in interest expense and finance charges, net, in fiscal year 2007 from fiscal year 2006, was due to the long-term project business we engaged in with one of our customers in Mexico. The primary return from this business is interest income resulting from long-term financing of computer hardware sold to our customer and is reflected in our net financing cost for the year. This income amount was partially offset by an increase in finance charges and interest expenses due to an overall higher interest rate environment, higher borrowings due to increased business and increased long-term debt due to the long-term project in Mexico.

Other Income (Expense), Net

	Fiscal Years Ended November 30,			Percent Change	
	2008	2007	2006	2008 to 2007	2007 to 2006
		(in thousands)			
Other Income (Expense), Net ...	$(7,831)	$1,393	$570	-662.2%	144.4%

Amounts recorded in other income (expense), net, include foreign currency transaction gains and losses, investment gains and losses, including those in our deferred compensation plan and other non-operating gains and losses.

The increase in other expense, net in fiscal year 2008 from fiscal year 2007 was due to losses of $7.0 million of trading securities, $1.3 million for other-than-temporary impairment of our investments and foreign exchange losses of $1.1 million.

The increase in other income (expense), net in fiscal year 2007 from fiscal year 2006 was due to net foreign exchange gains of $0.5 million in fiscal year 2007 compared to a $0.4 million loss in fiscal year 2006.

Provision for Income Taxes

Income taxes consist of our current and deferred tax expense resulting from our income earned in domestic and foreign jurisdictions.

Our effective tax rate was 34.8% in fiscal year 2008 as compared with an effective tax rate of 35.6% in fiscal year 2007. The effective tax rate in fiscal year 2008 was slightly lower than in fiscal year 2007, primarily due to higher profit contributions from lower tax jurisdictions as well as certain favorable permanent differences and an impact on deferred tax assets in certain foreign jurisdictions.

Our effective tax rate was 35.6% in fiscal year 2007 as compared with an effective tax rate of 35.3% in fiscal year 2006. The effective tax rate in fiscal year 2007 was slightly higher than in fiscal year 2006, primarily due to usage of all net operating loss carry forwards at our Mexico operation and profit mix from various geographies offset by a $1.1 million one time tax credit resulting from conclusion of a Canadian tax audit.

Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and earnings being higher than anticipated in countries where we have higher statutory rates, by changes in the valuations of our deferred tax assets or liabilities, or by changes or interpretations in tax laws, regulations or accounting principles. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Minority Interest.

Minority interest is the portion of earnings from operations attributable to others. In March 2008, we acquired a controlling interest in Nihon Daiko Shoji Co. Ltd, or NDS, which operates in Japan. On April 5, 2007, we acquired a controlling interest in China Civilink (Cayman), which operates in China as HiChina Web Solutions. Minority interest in fiscal year 2008 was the portion of earnings from operations from HiChina Web Solutions and NDS attributable to others. These minority interests are in the GBS business segment.

Minority interest in fiscal year 2006 was the portion of earnings from operations from our subsidiary in Mexico attributable to others. In November 2006, we purchased the remaining interest in our Mexico operation from our minority shareholders. This minority interest is in the distribution business segment.

Liquidity and Capital Resources

Cash Flows

Our business is working capital intensive. Our working capital needs are primarily to finance accounts receivable and inventory. We rely heavily on debt, accounts receivable flooring programs and the sale or pledge of our accounts receivable under our securitization programs for our working capital needs.

We have financed our growth and cash needs to date primarily through working capital financing facilities, convertible debt, bank credit lines and cash generated from operations. The primary uses of cash have been to fund working capital, for acquisitions and for the generation of increased sales.

To increase our market share and better serve our customers, we may further expand our operations through investments or acquisitions. We expect that such expansion would require an initial investment in personnel, facilities and operations. Such investment may be more costly than similar investments in current operations. As a result of these investments, we may experience an increase in cost of sales and operating expenses that is disproportionate to revenue from those operations. These investments or acquisitions would likely be funded primarily by additional borrowings or issuing common stock.

Net cash provided by operating activities was $52.6 million in fiscal year 2008. Cash provided by operating activities in fiscal year 2008 was primarily due to $83.8 million of net income, decrease in other assets of $41.6 million, and depreciation and amortization of $18.8 million, offset by an increase in accounts receivable of $45.0 million, increase in inventories of $16.4 million, decrease in accounts payable of $36.6 million and a decrease in deferred liabilities of $28.3 million. The decrease in other assets and deferred liabilities resulted from the decrease in deferred revenue and deferred costs of the multi-year contracts from our Mexico operation.

Net cash used in operating activities was $152.5 million in fiscal year 2007. Cash used in operating activities in fiscal year 2007 was primarily attributable to the net increase in accounts receivable of $321.9 million and a decrease of deferred liabilities of $29.6 million, offset by a decrease in other assets of $38.3 million, increase in accounts payable of $71.4 million, depreciation and amortization of $15.8 million, and net income of $63.1 million. The increase in accounts receivable of $321.9 million is primarily due to a change in terms in our U.S. securitization arrangement during the first quarter of fiscal year 2007 which resulted in accounts receivable transacted in our U.S. securitization arrangement being classified as on-balance sheet transactions versus the prior quarter when they were classified as off-balance sheet.

Net cash used in operating activities was $18.9 million in fiscal year 2006. Cash used in operating activities in fiscal year 2006 was primarily attributable to the net increase in other assets of $150.9 million, and increase in inventories of $92.4 million offset by an increase in deferred liabilities of $118.9 million, net income of $51.4 million, depreciation and amortization of $9.8 million and share-based compensation of $3.7 million and excess tax benefits from stock options of $0.9 million. The increase in deferred liabilities and assets was a result of our multi-year contract from our Mexico operation.

Net cash used in investing activities was $65.7 million, $136.8 million and $24.3 million in fiscal years 2008, 2007 and 2006, respectively. Cash used in investing activities in fiscal year 2008 was primarily for the acquisition of New Age and others for $28.0 million in total (net of cash acquired of $16.9 million) and capital expenditures of $33.5 million, which was primarily for the construction of a new logistics facility in Olive Branch, Mississippi and the expansion of our sales and marketing headquarters in Greenville, South Carolina. Cash used in investing activities in fiscal year 2007 was primarily due to the acquisition of SYNNEX-Concentrix Corporation, PC Wholesale, HiChina Web Solutions and RGC for $106.8 million in total, capital expenditures of $22.8 million and increase in restricted cash of $4.1 million. Cash used in investing activities in fiscal year 2006 was primarily for the acquisition of Azerty United Canada, Telpar and Concentrix Corporation for $21.3 million in total, capital expenditures of $7.9 million and increase in restricted cash of $8.1 million.

Net cash provided by financing activities was $20.4 million in fiscal year 2008 and was primarily related to the proceeds from the issuance of convertible debt of $140.2 million, net, and proceeds from the issuance of common stock of $3.9 million, offset by the net repayments of securitization arrangements, bank loans and revolving line of credit of $120.7 million and bank overdraft of $4.7 million. Net cash provided by financing activities was $309.3 million in fiscal year 2007, and was primarily related to net proceeds from securitization arrangements, bank loans and our revolving line of credit of $286.1 million, bank overdraft of $14.7 million and proceeds from issuance of common stock of $6.3 million. Net cash provided by financing activities was $58.6 million in fiscal year 2006 and was a result of net proceeds from bank loans and lines of credit of $61.7 million, primarily associated with borrowings for our Mexico operation, proceeds from issuances of common stock of $11.2 million and an excess tax benefit of $6.0 million associated with stock options, offset by a cash overdraft of $20.3 million.

We have sufficient unused lines of credit on our arrangements to support our operating activities.

Capital Resources

Our cash and cash equivalents totaled $61.1 million and $42.9 million at November 30, 2008 and 2007, respectively. We believe we will have sufficient resources to meet our present and future working capital requirements for the next twelve months, based on our financial strength and performance, existing sources of liquidity, available cash resources and funds available under our various borrowing arrangements.

Off-Balance Sheet Arrangements

We have a renewable revolving accounts receivable securitization program in Canada, or Canadian Arrangement, through SYNNEX Canada, which provides for the sale of U.S. and Canadian trade accounts receivable, or Canadian Receivables, to a financial institution up to a maximum of C$110.0 million. In connection with the Canadian Arrangement, SYNNEX Canada sells its Canadian Receivables to the financial institution on a fully-serviced basis. As of our fiscal year end, the effective discount rate of the Canadian Arrangement was the prevailing Bankers' Acceptance rate of return or prime rate in Canada plus an initial spread of 1.50%, increasing to 3.50% over time. To the extent that cash was received in exchange, the amount of Canadian Receivables sold to the financial institution has been recorded as a true sale, in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125," or SFAS No. 140. The amount of our accounts receivable sold to and held by the financial institution under our Canadian Arrangement totaled $59.2 million and $115.9 million as of November 30, 2008 and 2007, respectively. This program is renewed until May 29, 2009.

We issued a guarantee of SYNNEX Canada's obligations under the Canadian Arrangement in favor of the financial institution in Canada. The scope of this guarantee primarily consists of the obligation to guarantee

SYNNEX Canada's obligations under the Canadian Arrangement. We also agreed to certain covenants regarding maintenance of our existence, limitations on changes to our business, reporting requirements, and requirements to maintain a specified net worth on a consolidated basis.

We have also issued guarantees to certain vendors and lenders of our subsidiaries for an aggregate amount of $196.9 million as of November 30, 2008 and $206.1 million as of November 30, 2007. We are obligated under these guarantees to pay amounts due should our subsidiaries not pay valid amounts owed to their vendors or lenders. The vendor guarantees are typically less than one-year arrangements, with 30-day cancellation clauses and the lender guarantees are typically for the term of the loan agreement.

On-Balance Sheet Arrangements

We primarily finance our U.S. operations with an accounts receivable securitization program, or U.S. Arrangement, by selling up to a maximum of $350.0 million in U.S. trade accounts receivable, or U.S. Receivables. The maturity date of the U.S. Arrangement is February 2011. The effective borrowing cost under the U.S. Arrangement is a blend of the prevailing dealer commercial paper rate and LIBOR plus 0.55% per annum. A fee of 0.20% per annum is payable with respect to the unused portion of the commitment. We fund our borrowings by pledging all of our rights, title and interest in and to the U.S. Receivables as security. The balance outstanding and pledged on the U.S. Arrangement as of November 30, 2008 and 2007 was $207.2 million and $299.9 million, respectively. We amended and restated our U.S. accounts receivable securitization program, or the U.S. Amended and Restated Arrangement, on January 23, 2009 to replace the lead bank and agent. Our U.S. Amended and Restated Arrangement has a maturity date of January 2010 and may be renewed upon our mutual agreement with the lenders. We continue to sell a maximum of $350.0 million U.S. Receivables. Our effective borrowing cost under our U.S. Amended and Restated Arrangement is the prevailing dealer and commercial paper rate plus 1.50% per annum.

As is customary in trade accounts receivable securitization arrangements, a credit rating agency's downgrade of the third party issuer of commercial paper or of a back-up liquidity provider (which provides a source of funding if the commercial paper market cannot be accessed) could result in an adverse change or loss of our financing capacity under these programs if the commercial paper issuer or liquidity back-up provider is not replaced. Loss of such financing capacity could have a material adverse effect on our financial condition and results of operations.

We have a senior secured revolving line of credit arrangement, or the Revolver, with a group of financial institutions. The Revolver's maximum commitment was amended from $100.0 million to $120.0 million in April 2008. Interest on borrowings under the Revolver is based on the financial institution's prime rate or LIBOR plus 1.50% per annum at our option. A fee of 0.30% per annum is payable with respect to the unused portion of the commitment. The Revolver is secured by our inventory and other assets (including the assets of our domestic subsidiaries, but excluding the assets of and ownership in our foreign subsidiaries) and expires in February 2011. The borrowings outstanding under the Revolver as of November 30, 2008, and 2007, were $95.0 million and $10.9 million, respectively. The increase in borrowings outstanding as of November 30, 2008 from the borrowings outstanding November 30, 2007 was primarily due to a decrease in the balance outstanding and pledged on the U.S. Arrangement as of November 30, 2008 as a result of the higher interest rate under the U.S. Arrangement. We also amended and restated our U.S. senior secured revolving line of credit arrangement, or the Amended and Restated Revolver, with a group of financial institutions on January 23, 2009 to replace the lead bank and agent. Our Amended and Restated Revolver is secured by inventory and other assets and expires in February 2011. Our Amended and Restated Revolver's maximum commitment was also amended to $80.0 million. Interest on borrowings under our Amended and Restated Revolver is based on the financial institution's prime rate or LIBOR plus 2.50% at our option. Our Amended and Restated Revolver was further amended to require us to achieve certain conditions in the event the U.S. Amended and Restated Arrangement is not renewed or a binding commitment is not in place to replace or renew the same.

SYNNEX Canada has a revolving line of credit arrangement, or Canada Revolver, with a credit limit of C$30.0 million. The Canada Revolver expires in April 2010. Interest on this facility is based on the Canadian adjusted prime rate. SYNNEX Canada has granted a lien on substantially all of its assets in favor of the lenders under the Canada Revolver. In connection with the Canada Revolver, we issued a guarantee of SYNNEX Canada's obligations, of up to C$20.0 million, and agreed to subordinate our right to repayment of amounts received from SYNNEX Canada to the prior repayment of SYNNEX Canada's obligations under its revolving credit facility, except to the extent that SYNNEX Canada is permitted to make distributions to us in accordance with the terms of its revolving credit facility. This guarantee and subordination was terminated in October, 2008. The balance outstanding as of November 30, 2008 and 2007 was $15.0 million and $17.5 million, respectively.

SYNNEX Canada has a credit facility with a financial institution in Canada to allow us to issue documentary letters of credit up to a maximum of C$30.0 million for validity up to 180 days. The letters of credit are issued to secure purchases of inventory from manufacturers and to finance import activities. This facility has an overdraft limit up to a maximum amount of C$2.0 million available in Canadian and U.S. dollars for a maximum of two business days to repay draws under letters of credit or letters of guarantee. SYNNEX Canada has granted a lien, in favor of the financial institution in Canada, on the inventory financed under this credit facility, all accounts receivable from the sale of such inventory, all proceeds of sale of such inventory and collection of such accounts receivable and up to C$3.0 million in cash on deposit with the financial institution in Canada. In connection with this credit facility, we issued a guarantee of SYNNEX Canada's obligations in favor of the financial institution in Canada of up to C$20.0 million. Letters of credit issued against this facility were $2.8 million as of November 30, 2008 and $13.9 million as of November 30, 2007.

Our Mexico subsidiary, SYNNEX de Mexico, S.A. de C.V., or SYNNEX Mexico, established a secured term loan agreement, or Mexico Term Loan, with a group of financial institutions in May 2006. The interest rate for any unpaid principal amount is the Equilibrium Interbank Interest Rate, plus 2.00% per annum. The final maturity date for repayment of all unpaid principal is November 24, 2009. The balance outstanding, under the Mexico Term Loan as of November 30, 2008 was $20.2 million and $47.9 million as of November 30, 2007. The Mexico Term Loan contains customary financial covenants. In connection with the Mexico Term Loan, we issued a guarantee of SYNNEX Mexico's obligations.

We have other lines of credit and revolving facilities with financial institutions, which provide for borrowing capacity aggregating approximately $5.4 million and $13.4 million at November 30, 2008 and 2007, respectively. At November 30, 2008 and 2007, we had borrowings of $2.5 million and $0.2 million, respectively, outstanding under these facilities. We also have various term loans, including a term loan facility in Canada, short-term borrowings and mortgages with financial institutions totaling approximately $9.2 million and $12.4 million at November 30, 2008 and 2007, respectively. The expiration dates of these facilities range from 2008 to 2017. Future principal payments due under these term loans and mortgages, and payments due under our operating lease arrangements after November 30, 2008 are as follows (in thousands):

	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	> 5 Years
Contractual Obligations					
Principal debt payments	$349,003	$340,466	$ 1,024	$ 1,140	$ 6,373
Interest on debt	3,966	1,403	857	742	964
Non-cancelable operating leases	94,917	17,844	35,264	30,866	10,943
Total	$447,886	$359,713	$37,145	$32,748	$18,280

Covenants Compliance

In relation to our U.S. Arrangement, the Revolver, convertible debt, Canada Revolver, Canadian Arrangement and Mexico Term Loan, we have a number of covenants and restrictions that, among other things, require us to comply with certain financial and other covenants and restrict our ability to incur additional debt. They also restrict our ability to make or forgive intercompany loans, pay dividends and make distributions, make certain acquisitions, repurchase our stock, create liens, cancel debt owed to us, enter into agreements with affiliates, modify the nature of our business, enter into sale-leaseback transactions, make certain investments, enter into new real estate leases, transfer and sell assets, cancel or terminate any material contracts and merge or consolidate. The covenants also could limit our ability to pay cash upon conversion, redemption or repurchase of the convertible debt subject to certain liquidity tests.

As of November 30, 2008, we were in compliance with all material covenants for the above arrangements.

Convertible Debt

In May 2008, we issued $143.8 million of aggregate principal amount of our 4.0% Convertible Senior Notes due 2018, or the Notes, in a private placement. The Notes bear interest at a rate of 4.0% per annum. Interest on the Notes is payable in cash semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2008. In addition, we will pay contingent interest in respect of any six-month period from May 15 to November 14 or from November 15 to May 14, with the initial six-month period commencing May 15, 2013, if the trading price of the Notes for each of the ten trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the Notes. During any interest period when contingent interest is payable, the contingent interest payable per Note is equal to 0.55% of the average trading price of the Notes during the ten trading days immediately preceding the first day of the applicable six-month interest period. The Notes mature on May 15, 2018, subject to earlier redemption, repurchase or conversion.

Holders may convert their Notes at their option at any time prior to the close of business on the business day immediately preceding the maturity date for such Notes under the following circumstances: (1) during any fiscal quarter after the fiscal quarter ended August 31, 2008 (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of the Notes on the last day of such preceding fiscal quarter; (2) during the five business-day period after any five consecutive trading-day period, or the Measurement Period, in which the trading price per $1,000 principal amount of the Notes for each day of that Measurement Period was less than 98% of the product of the last reported sale price of the common stock and the conversion rate of the Notes on each such day; (3) if we have called the particular Notes for redemption, until the close of business on the business day prior to the redemption date; or (4) upon the occurrence of certain corporate transactions. In addition, holders may also convert their Notes at their option at any time beginning on November 15, 2017, and ending at the close of business on the business day immediately preceding the maturity date for the Notes, without regard to the foregoing circumstances. Upon conversion, we will pay or deliver, as the case may be, cash, shares of the common stock or a combination thereof at our election. The initial conversion rate for the Notes will be 33.9945 shares of common stock per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $29.42 per share of common stock. Such conversion rate will be subject to adjustment in certain events but will not be adjusted for accrued interest, including any additional interest and any contingent interest.

We may not redeem the Notes prior to May 20, 2013. We may redeem the Notes, in whole or in part, for cash on or after May 20, 2013, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to (including any additional interest and any contingent interest), but excluding, the redemption date.

Holders may require us to repurchase all or a portion of their Notes for cash on May 15, 2013 at a purchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to (including any additional interest and any contingent interest), but excluding, the repurchase date. If we undergo a fundamental change, holders may require us to purchase all or a portion of their Notes for cash at a price equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to (including any additional interest and any contingent interest), but excluding, the fundamental change repurchase date.

The Notes are senior, unsecured obligations of ours and rank equally in right of payment with other senior unsecured debt and rank senior to subordinated notes, if any. The Notes effectively rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. The Notes are also structurally subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables) of our subsidiaries. The net proceeds from the Notes were used for general corporate purposes and to reduce outstanding balances under the U.S. Arrangement and the Revolver.

The Notes are governed by an indenture, dated as of May 12, 2008, between us and U.S. Bank National Association, as trustee, which contains customary events of default.

The Notes as hybrid instruments are accounted as convertible debt and are recorded at carrying value with no separate accounting for the conversion features. The right of the holders of the Notes to require us to repurchase the Notes in the event of a fundamental change and the contingent interest feature would require separate measurement from the Notes; however, the amount is insignificant. The additional shares issuable following certain corporation transactions do not require bifurcation and separate measurement from the Notes.

Related Party Transactions

We have a business relationship with MiTAC International, a publicly-traded company in Taiwan, that began in 1992 when it became our primary investor through its affiliates. As of November 30, 2008, MiTAC International and its affiliates beneficially owned approximately 40% of our common stock. In addition, Matthew Miau, the Chairman Emeritus of our Board of Directors, is also the Chairman of MiTAC International and a director or officer of MiTAC International's affiliates. As a result, MiTAC International generally has significant influence over us and over the outcome of all matters submitted to stockholders for consideration, including any merger or acquisition of ours. Among other things, this could have the effect of delaying, deterring or preventing a change of control over us with the loss of any premium that stockholders otherwise might receive in connection with such a transaction.

We work closely with MiTAC International to collaborate on OEM outsourcing opportunities and jointly market MiTAC International's design and electronic manufacturing services and our contract assembly capabilities. This relationship has enabled us to build relationships with MiTAC International's customers and we continue to work with and depend on MiTAC International to jointly serve our shared customers. We purchased inventories, including notebook computers, motherboards and other peripherals, from MiTAC International and its affiliates totaling approximately $261.6 million, $297.9 million and $430.9 million during fiscal years 2008, 2007 and 2006, respectively. Our sales to MiTAC International and its affiliates during fiscal years 2008, 2007 and 2006 totaled approximately $2.0 million, $1.9 million and $2.3 million, respectively. Most of these purchases and sales were pursuant to our Master Supply Agreement with MiTAC International and Sun Microsystems, one of our contract assembly customers. Our business relationship to date with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments.

Accordingly, we negotiate manufacturing, pricing and other material terms on a case-by-case basis with MiTAC International and our contract assembly customers for a given project. While MiTAC International is a related party and a controlling stockholder, we believe that the significant terms under these agreements, including pricing, would not materially differ from the terms we could have negotiated with unaffiliated third parties, and we have adopted a policy requiring that material transactions with MiTAC International or its related parties be approved by our Audit Committee, which is composed solely of independent directors. In addition, Mr. Miau's compensation is approved by the Nominating and Corporate Governance Committee, which is also composed solely of independent directors. If MiTAC International's ownership interest in us decreases as a result of sales of our stock and additional dilution, its interest in the success of our business and operations may decrease as well.

We remain dependent on MiTAC International as a contract assembly partner and any change in the pricing or other material terms demanded by MiTAC International could have a material adverse effect on our business, particularly our contract assembly business with Sun Microsystems.

Beneficial Ownership of our Common Stock by MiTAC International.

As noted above, MiTAC International and its affiliates in the aggregate beneficially owned approximately 40% of our common stock as of November 30, 2008. These shares are owned by the following entities:

MiTAC International (1)	7,752,824
Synnex Technology International Corp. (2)	5,039,244
Total	12,792,068

(1) Shares held via Silver Star Developments Ltd., a wholly-owned subsidiary of MiTAC International. Excludes 1,228,650 shares (of which 45,150 shares are directly held and 1,183,500 shares are subject to exercisable options) held by Matthew Miau.

(2) Synnex Technology International Corp., or Synnex Technology International, is a separate entity from us and is a publicly-traded corporation in Taiwan. Shares held via Peer Development Ltd, a wholly-owned subsidiary of Synnex Technology International. MiTAC International owns a minority interest in MiTAC Incorporated, a privately-held Taiwanese company, which in turn holds a minority interest in Synnex Technology International.

While the ownership structure of MiTAC International and its affiliates is complex, it has not had a material adverse effect on our business in the past, and we do not expect it to do so in the future.

During fiscal year 2007, we purchased shares of MiTAC International and one of its affiliates related to the deferred compensation plan of Robert Huang, our then President and Chief Executive Officer. During fiscal year 2008, we purchased additional shares of MiTAC International related to Mr. Huang's deferred compensation plan. As of November 30, 2008, the value of the investment was $1.2 million. Except as described herein, none of our officers or directors has an interest in MiTAC International or its affiliates.

Synnex Technology International is a publicly-traded corporation in Taiwan that currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. Neither MiTAC International nor Synnex Technology International is restricted from competing with us. In the future, we may increasingly compete with Synnex Technology International, particularly if our business in Asia expands or Synnex Technology International expands its business into geographies or customers we serve. Although Synnex Technology International is a separate entity from us, it is possible that there will be confusion as a result of the similarity of our names. Moreover, we cannot limit or control the use of the Synnex name by Synnex Technology International in certain geographies and our use of the Synnex name may be restricted as a result of registration of the name by Synnex Technology International or the prior use in jurisdictions where it currently operates.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141 (revised 2007), "Business Combinations," or SFAS No. 141(R). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, and will be adopted by us in the first quarter of fiscal year 2010. We are assessing the potential impact of the adoption of SFAS No. 141(R) on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51," or SFAS No. 160. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, and will be adopted by us in the first quarter of fiscal year 2010. We are assessing the potential impact, of the adoption of SFAS No. 160 on our consolidated results of operations and financial condition.

On February 20, 2008, the FASB issued Staff Position, or FSP No. FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions," or FSP FAS 140-3. FSP FAS 140-3 requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS No. 140, unless certain criteria are met. FSP FAS 140-3 is effective for our financial statements for the fiscal year beginning on December 1, 2008 and earlier adoption is not permitted. We are assessing the potential impact that the adoption of FSP FAS 140-3 may have on our consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133," or SFAS No. 161. This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to us in the first quarter of fiscal year 2009. We are assessing the potential impact that the adoption of SFAS No. 161 may have on our consolidated results of operations and financial condition.

In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets," or FSP FAS 142-3. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R). FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. FSP FAS 142-3 is effective for us from the first quarter of fiscal year 2010. We are assessing the potential impact that the adoption of FSP FAS 142-3 may have on our consolidated results of operations and financial condition.

In May 2008, the FASB issued FSP No. Accounting Principles Board, or APB, 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," or FSP APB 14-1. FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis and will be adopted by us in the first quarter of fiscal year 2010. We are assessing the potential impact that the adoption of FSP APB 14-1 may have on our consolidated results of operations and financial condition. However, it is expected that the allocation of the proceeds to the conversion option will result in an increase in interest expense.

In June 2008, the FASB ratified EITF No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock," or EITF 07-5. EITF 07-5 provides guidance for determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity's own stock. EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and will be adopted by us in the first quarter of fiscal year 2010. We are currently assessing the potential impact, if any, of the adoption of EITF 07-5 on our consolidated results of operations and financial condition.

In November 2008, the FASB ratified EITF 08-6, "Equity Method Investment Accounting Considerations," or EITF 08-6. EITF 08-6 clarifies that the initial carrying value of an equity method investment should be determined in accordance with SFAS No. 141(R). Other-than-temporary impairment of an equity method investment should be recognized in accordance with FSP No. APB 18-1, "Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence." EITF 08-6 is effective on a prospective basis in fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years, and will be adopted by us in the first quarter of fiscal year 2010. We are assessing the potential impact, if any, of the adoption of EITF 08-6 on our consolidated results of operations and financial condition.

In November 2008, the FASB ratified EITF 08-7, "Accounting for Defensive Intangible Assets," or EITF 08-7. EITF 08-7 applies to defensive assets which are acquired intangible assets which the acquirer does not intend to actively use, but intends to hold to prevent its competitors from obtaining access to the asset. EITF 08-7 clarifies that defensive intangible assets are separately identifiable and should be accounted for as a separate unit of accounting in accordance with SFAS No. 141(R) and SFAS No. 157, "Fair Value Measurements," or SFAS No. 157. EITF 08-7 is effective for intangible assets acquired in fiscal years beginning on or after December 15, 2008 and will be adopted by us in the first quarter of fiscal year 2010. We are assessing the potential impact, if any, of the adoption of EITF 08-7 on our consolidated results of operations and financial condition.

In November 2008, the FASB ratified EITF No. 08-8, "Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity's Consolidated Subsidiary," or EITF 08-8. EITF 08-8 clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity's consolidated subsidiary is indexed to the reporting entity's own stock and therefore should not be precluded from qualifying for the first part of the scope exception in paragraph 11 (a) of SFAS No. 133, " Accounting for Derivative Instruments and Hedging Activities" or from being within the scope of EITF No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and, Potentially Settled in, a Company's Own Stock." EITF 08-8 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, and will be adopted by us in the first quarter of fiscal year 2010. We are currently assessing the potential impact, if any, of the adoption of EITF 08-8 on our consolidated results of operations and financial condition.

During the first quarter of fiscal year 2008, we adopted the following accounting standards:

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes," and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 effective December 1, 2007. See Note 7 to Consolidated Financial Statements for the effect of our application of FIN 48.

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. In February 2008, the FASB issued FSP No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13," or FSP FAS 157-1, and FSP No. FAS No. 157-2, "Effective Date of FASB Statement No. 157," or FSP FAS 157-2. FSP FAS 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP FAS 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP FAS 157-2 is effective in the first quarter of fiscal year 2009. These nonfinancial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and nonfinancial assets acquired and liabilities assumed in a business combination. In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," or FSP FAS 157-3, which clarifies the application of SFAS No. 157 for financial assets in a market that is not active. FSP FAS 157-3 was effective upon issuance. We adopted SFAS No. 157, as it applies to our financial instruments, effective December 1, 2007. The impact of adoption of SFAS No. 157 is discussed in Note 19 to Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115," or SFAS No. 159, which permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This election is irrevocable. SFAS No. 159 was effective in the first quarter of fiscal year 2008. We did not did not elect to apply the fair value option to any of our financial instruments.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Foreign Currency Risk

We are exposed to foreign currency risk in the ordinary course of business. We hedge cash flow exposures for our major countries using a combination of forward contracts. Principal currencies hedged are the British pound, Canadian dollar, Philippines peso and Mexican peso. These instruments are generally short-term in nature, with typical maturities of less than one year. We do not hold or issue derivative financial instruments for trading purposes.

The following table presents the hypothetical changes in fair values in our outstanding derivative instruments at November 30, 2008 and 2007 that are sensitive to the changes in foreign currency exchange rates (in thousands). The modeling technique used measures the change in fair values arising from an instantaneous strengthening or weakening of the U.S. dollar by 5%, 10% and 15% (in thousands). Although we do not apply hedge accounting to our forward contracts, our foreign exchange contracts are marked-to-market and any material gains and losses on our hedge contracts resulting from a hypothetical, instantaneous change in the strength of the U.S. dollar would be significantly offset by mark-to-market gains and losses on the corresponding assets and liabilities being hedged.

	Loss on Derivative Instruments Given a Weakening of U.S. dollar by X Percent			Gain (Loss) Assuming No Change in Exchange Rate	Gain on Derivative Instruments Given a Strengthening of U.S. dollar by X Percent		
	15%	10%	5%		5%	10%	15%
Forward contracts at November 30, 2008	$(16,077)	$(10,127)	$(4,799)	$2,058	$4,347	$8,306	$11,929
Forward contracts at November 30, 2007	$(12,992)	$ (8,185)	$(3,880)	$2,330	$3,519	$6,728	$ 9,670

Interest Rate Risk

During the last two years, the majority of our debt obligations have been short-term in nature and the associated interest obligations have floated relative to major interest rate benchmarks. While we have not used derivative financial instruments to alter the interest rate characteristics of our investment holdings or debt instruments in the past, we may do so in the future.

A 1.5% increase or decrease in rates at November 30, 2008 would not result in any material change in the fair value of our obligations. The following tables present the hypothetical interest expense related to our outstanding borrowings for the years ended November 30, 2008 and 2007 that are sensitive to changes in interest rates. The modeling technique used measures the interest expense arising from hypothetical parallel shifts in the respective countries' yield curves, of plus or minus 5%, 10% and 15% for the years ended November 30, 2008 and 2007 (in thousands).

	Interest Expense Given an Interest Rate Decrease by X Percent			Actual Interest Expense Assuming No Change in Interest Rate	Interest Expense Given an Interest Rate Increase by X Percent		
	15%	10%	5%		5%	10%	15%
SYNNEX US	$ 9,929	$10,513	$11,097	$11,681	$12,265	$12,849	$13,433
SYNNEX Mexico	1,830	1,937	2,045	2,153	2,260	2,368	2,475
SYNNEX Canada	516	546	577	607	638	668	698
SYNNEX UK	7	8	8	9	9	9	10
Total for the year ended November 30, 2008	$12,282	$13,004	$13,727	$14,450	$15,172	$15,894	$16,616

	Interest Expense Given an Interest Rate Decrease by X Percent			Actual Interest Expense Assuming No Change in Interest Rate	Interest Expense Given an Interest Rate Increase by X Percent		
	15%	10%	5%		5%	10%	15%
SYNNEX US	$14,892	$15,768	$16,644	$17,520	$18,396	$19,272	$20,148
SYNNEX Mexico	3,798	4,021	4,245	4,468	4,692	4,915	5,138
SYNNEX Canada	933	988	1,043	1,098	1,153	1,207	1,262
SYNNEX UK	9	10	10	11	11	12	12
Total for the year ended November 30, 2007	$19,632	$20,787	$21,942	$23,097	$24,252	$25,406	$26,560

Equity Price Risk

The equity price risk associated with our marketable equity securities at November 30, 2008 and 2007 is not material in relation to our consolidated financial position, results of operations or cash flow. Marketable equity securities include shares of common stock. The investments are classified as either trading or available-for-sale securities. Securities classified as trading are recorded at fair market value, based on quoted market prices and unrealized gains and losses are included in results of operations. Securities classified as available-for-sale are recorded at fair market value, based on quoted market prices and unrealized gains and losses are included in other comprehensive income. Realized gains and losses, which are calculated based on the specific identification method, are recorded in operations as incurred.

Item 8. ***Financial Statements and Supplementary Data***

INDEX

Financial statement schedules not listed above are either omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or in the Notes thereto.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concludes that, as of November 30, 2008, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of November 30, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears in Item 8 of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of SYNNEX Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of SYNNEX Corporation and its subsidiaries at November 30, 2008 and November 30, 2007, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2008 in conformity with generally accepted accounting principles in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 19, the Company changed its presentation of cash flows from trading securities in 2008. As discussed in Note 7, the Company changed its method of accounting for uncertainty in income taxes in 2008.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
January 23, 2009

SYNNEX CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except for par value)

	November 30, 2008	November 30, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 61,081	$ 42,875
Short-term investments	10,345	17,257
Accounts receivable, net	807,206	729,797
Receivable from vendors, net	96,653	96,035
Receivable from affiliates	4,659	9,790
Inventories	696,008	642,524
Deferred income taxes	26,089	18,612
Current deferred assets	13,322	14,478
Other current assets	9,766	16,859
Total current assets	1,725,129	1,588,227
Property and equipment, net	84,602	59,440
Goodwill	113,438	96,350
Intangible assets, net	26,456	21,590
Deferred income taxes	6,036	5,416
Long-term deferred assets	50,907	97,171
Other assets	26,312	18,909
Total assets	$2,032,880	$1,887,103
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Borrowings under securitization, term loans and lines of credit	$ 340,466	$ 351,142
Accounts payable	571,329	588,801
Payable to affiliates	73,631	67,334
Accrued liabilities	113,593	120,617
Current deferred liabilities	30,809	35,522
Income taxes payable	4,713	5,103
Total current liabilities	1,134,541	1,168,519
Long-term borrowings	8,537	37,537
Long-term liabilities	26,591	14,533
Long-term deferred liabilities	33,567	60,565
Convertible debt	143,750	—
Deferred income taxes	1,380	437
Total liabilities	1,348,366	1,281,591
Minority interest in a subsidiary	4,673	958
Commitments and contingencies (Note 20)	—	—
Stockholders' equity:		
Preferred stock, $0.001 par value, 5,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value, 100,000 shares authorized, 31,954 and 31,328 shares issued and outstanding	32	31
Additional paid-in capital	207,558	196,128
Accumulated other comprehensive income	9,367	28,939
Retained earnings	462,884	379,456
Total stockholders' equity	679,841	604,554
Total liabilities and stockholders' equity	$2,032,880	$1,887,103

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for per share amounts)

	Fiscal Years Ended November 30,		
	2008	2007	2006
Revenue	$ 7,768,230	$ 7,004,120	$ 6,343,514
Cost of revenue	(7,336,311)	(6,648,738)	(6,058,155)
Gross profit	431,919	355,382	285,359
Selling, general and administrative expenses	(280,071)	(243,235)	(189,117)
Income from operations before non-operating items, income taxes and minority interest	151,848	112,147	96,242
Interest expense and finance charges, net	(14,431)	(14,874)	(16,659)
Other income (expense), net	(7,831)	1,393	570
Income from operations before income taxes and minority interest	129,586	98,666	80,153
Provision for income taxes	(45,096)	(35,167)	(28,320)
Minority interest in a subsidiary	(693)	(372)	(448)
Net income	$ 83,797	$ 63,127	$ 51,385
Net income per common share—basic	$ 2.65	$ 2.04	$ 1.73
Net income per common share—diluted	$ 2.52	$ 1.93	$ 1.61
Weighted-average common shares outstanding—basic	31,619	30,942	29,700
Weighted-average common shares outstanding—diluted	33,263	32,674	32,014

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (in thousands)

	Common Stock		Additional Paid-In Capital	Unearned Share-based Compen-sation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity	Comprehensive Income
	Shares	Amount						
Balances, November 30, 2005	28,948	$ 29	$161,195	$(1,644)	$ 12,701	$264,944	$437,225	$ 53,440
Share-based compensation	—	—	3,710	—	—	—	3,710	
Tax benefits from exercise of non-qualified stock options	—	—	6,932	—	—	—	6,932	
Issuance of common stock on exercise of options and restricted stock	1,475	1	10,121	—	—	—	10,122	
Issuance of common stock for employee stock purchase plan	54	—	874	—	—	—	874	
Reclassification upon adoption of SFAS No. 123(R)	—	—	(1,644)	1,644	—	—	—	
Foreign currency translation adjustment	—	—	—	—	1,298	—	1,298	$ 1,298
Net income	—	—	—	—	—	51,385	51,385	51,385
Balances, November 30, 2006	30,477	30	181,188	—	13,999	316,329	511,546	$ 52,683
Share-based compensation	—	—	5,281	—	—	—	5,281	
Tax benefits from exercise of non-qualified stock options	—	—	2,310	—	—	—	2,310	
Issuance of common stock on exercise of options and restricted stock	814	1	6,610	—	—	—	6,611	
Issuance of common stock for employee stock purchase plan	37	—	739	—	—	—	739	
Change in unrealized gains on available for sale securities	—	—	—	—	245	—	245	$ 245
Foreign currency translation adjustment	—	—	—	—	14,695	—	14,695	14,695
Net income	—	—	—	—	—	63,127	63,127	63,127
Balances, November 30, 2007	31,328	31	196,128	—	28,939	379,456	604,554	$ 78,067
Share-based compensation	—	—	6,637	—	—	—	6,637	
Tax benefits from exercise of non-qualified stock options	—	—	2,091	—	—	—	2,091	
Issuance of common stock on exercise of options and restricted stock	587	1	3,149	—	—	—	3,150	
Issuance of common stock for employee stock purchase plan	39	—	741	—	—	—	741	
Cumulative effect of adopting FIN 48	—	—	(1,188)	—	—	(369)	(1,557)	
Change in unrealized gains on available for sale securities	—	—	—	—	578	—	578	$ 578
Foreign currency translation adjustment	—	—	—	—	(20,150)	—	(20,150)	(20,150)
Net income	—	—	—	—	—	83,797	83,797	83,797
Balances, November 30, 2008	31,954	$ 32	$207,558	$ —	$ 9,367	$462,884	$679,841	$ 64,225

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Years Ended November 30,		
	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 83,797	$ 63,127	$ 51,385
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation expense	11,010	9,187	5,462
Amortization of intangible assets	7,754	6,578	4,319
Share-based compensation	6,637	5,281	3,710
Provision for doubtful accounts	10,304	7,491	9,081
Tax benefits from employee stock plans	2,091	2,310	6,932
Excess tax benefit from share-based compensation	(1,815)	(2,145)	(6,016)
Unrealized (gain) loss on trading securities	5,216	(180)	(672)
Realized (gain) loss on investments	443	(559)	2,329
Loss (gain) on disposal of fixed assets	25	(17)	36
Loss on impairment of fixed assets	—	828	—
Other-than-temporary impairment on securities	1,288	—	—
Minority interest	693	372	448
Changes in assets and liabilities, net of acquisition of businesses:			
Accounts receivable	(45,013)	(321,941)	(14,979)
Receivable from vendors	2,760	864	(12,348)
Receivable from affiliates	5,130	(7,934)	3,323
Inventories	(16,379)	1,857	(92,403)
Other assets	41,632	38,305	(150,924)
Payable to affiliates	6,297	(22,497)	3,966
Accounts payable	(36,622)	71,376	35,281
Accrued liabilities	(4,332)	24,868	13,260
Deferred liabilities	(28,323)	(29,624)	118,871
Net cash provided by (used in) operating activities	52,593	(152,453)	(18,939)
Cash flows from investing activities:			
Purchases of investments	(14,005)	(9,015)	(15,300)
Proceeds from sale of investments	14,692	5,805	28,367
Acquisition of businesses, net of cash acquired	(28,015)	(106,783)	(21,319)
Purchase of property and equipment	(33,521)	(22,781)	(7,916)
Purchase of intangible asset	(1,432)	—	—
Increase in restricted cash	(3,412)	(4,051)	(8,141)
Net cash used in investing activities	(65,693)	(136,825)	(24,309)
Cash flows from financing activities:			
Proceeds from revolving line of credit and securitization	1,756,514	1,341,844	—
Payment of revolving line of credit and securitization	(1,853,720)	(1,043,038)	(2,283)
Proceeds from bank loans	—	11,042	380,704
Payment of bank loans	(23,515)	(23,872)	(289,772)
Net (payments) proceeds under other lines of credit	—	77	(26,980)
Proceeds from the issuance of convertible debt (net of issuance costs of $3,575)	140,175	—	—
Excess tax benefit from share-based compensation	1,815	2,145	6,016
Bank overdraft	(4,742)	14,733	(20,271)
Proceeds from issuance of common stock	3,890	6,331	11,212
Net cash provided by financing activities	20,417	309,262	58,626
Effect of exchange rate changes on cash and cash equivalents	10,889	(4,990)	(1,133)
Net increase in cash and cash equivalents	18,206	14,994	14,245
Cash and cash equivalents at beginning of period	42,875	27,881	13,636
Cash and cash equivalents at end of period	$ 61,081	$ 42,875	$ 27,881
Supplemental disclosures of cash flow information:			
Interest paid	$ 9,639	$ 7,072	$ 5,292
Income taxes paid	$ 44,492	$ 31,254	$ 23,217

The accompanying Notes are an integral part of these Consolidated Financial Statements.

(amounts in thousands, except per share amounts)

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION:

SYNNEX Corporation (together with its subsidiaries, herein referred to as "SYNNEX" or the "Company") is a business process services company offering a comprehensive range of services to original equipment manufacturers ("OEMs"), software publishers and reseller customers worldwide. SYNNEX's service offering includes product distribution, logistics services, global business services ("GBS") and contract assembly. SYNNEX is headquartered in Fremont, California and has operations in the United States, Canada, China, Mexico, Japan, the Philippines and the United Kingdom ("UK").

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. The Company evaluates these estimates on a regular basis and bases them on historical experience and on various assumptions that the Company believes are reasonable. Actual results could differ from the estimates.

Principles of consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries and majority-owned subsidiaries in which no substantive participating rights are held by minority stockholders. All significant intercompany accounts and transactions have been eliminated.

The Consolidated Financial Statements include 100% of the assets and liabilities of these majority-owned subsidiaries and the ownership interest of minority investors is recorded as minority interest. Investments in 20% through 50% owned affiliated companies are included under the equity method of accounting where the Company exercises significant influence over operating and financial affairs of the investee and is not the primary beneficiary. Investments in less than 20% owned companies or investments in 20% through 50% owned companies where the Company does not exercise significant influence over operating and financial affairs of the investee are recorded under the cost method.

Consolidation of variable interest entity

In fiscal year 2007, the Company acquired a majority interest in China Civilink (Cayman). China Civilink operates in China as HiChina Web Solutions. HiChina Web Solutions provides Internet and webhosting services. People's Republic of China ("PRC") law currently limits foreign ownership of companies that provide Internet content and advertising services. To comply with these foreign ownership restrictions, the Company operates in China with PRC citizens through contractual arrangements. The Company has the ability to substantially influence the daily operations and financial affairs. As a result of these contractual arrangements, which enable the Company to control HiChina Web Solutions and its affiliates, the Company is the primary beneficiary of these companies. Accordingly, the Company regards HiChina Web Solutions as a variable interest entity under Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities- an interpretation of ARB No. 51" and the Company consolidates the results, assets and liabilities of these companies in the Consolidated Financial Statements.

Segment reporting

Operating segments are based on products and services provided by each segment, internal organization structure, manner in which operations are managed, criteria used by the Chief Operating Decision Maker ("CODM") to assess the segment performance as well as resources allocation and the availability of discrete financial information. During fiscal year 2008, the Company changed its business strategy on managing its operations which prompted changes to its internal organization structure, resource allocation and measuring its financial performance. The change in the business strategy has enabled the Company to focus on providing a full range of distribution and GBS offerings to its customers which resulted in two segments.

The distribution services segment distributes computer systems and complementary products to a variety of customers, including value-added resellers, system integrators and retailers, as well as provides assembly services to OEMs, including integrated supply chain management, build-to-order and configure-to-order system configurations, materials management and logistics.

The GBS services segment provides contact center services that deliver voice, e-mail and technical support services on a global platform, demand generation services, print on demand services, web hosting and domain name registration services.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity or remaining maturity at date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of money market deposit accounts that are stated at cost, which approximates fair value. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with financial institutions are in excess of amounts that are insured by the Federal Deposit Insurance Corporation.

Restricted cash

As of November 30, 2008 and 2007, the Company had restricted cash in the amount of $15,604 and $12,192 respectively, for future payments to one of its vendors relating to long-term projects at the Company's Mexico operation. These amounts are reported in long-term other assets.

Investments

The Company classifies its investments in marketable securities as trading and available-for-sale. Securities related to its deferred compensation plan are classified as trading and are recorded at fair value, based on quoted market prices, and unrealized gains and losses are included in "Other income (expense), net" in the Company's financial statements. All other securities are classified as available-for-sale and are recorded at fair market value, based on quoted market prices, and unrealized gains and losses are included in "Accumulated other comprehensive income," a component of stockholders' equity. Realized gains and losses on available-for-sale securities, which are calculated based on the specific identification method, and declines in value judged to be other-than-temporary, if any, are recorded in "Other income (expense), net" as incurred.

To determine whether a decline in value is other-than-temporary, the Company evaluates several factors, including current economic environment, market conditions, operational and financial performance of the investee, and other specific factors relating to the business underlying the investment, including business outlook of the investee, future trends in the investee's industry and the Company's intent to carry the investment for a

(amounts in thousands, except per share amounts)

sufficient period of time for any recovery in fair value. If a decline in value is deemed as other-than-temporary, the Company records reductions in carrying values to estimated fair values, which are determined based on quoted market prices if available or on one or more of the valuation methods such as pricing models using historical and projected financial information, liquidation values, and values of other comparable public companies.

Long-term investments include instruments that the Company has the ability and intent to hold for more than twelve months.

The Company has investments in equity instruments of privately-held companies and investments for which there are not readily determinable fair values. These investments are included in short-term investment and other assets and are accounted for under the cost method. The Company monitors its investments for impairment by considering current factors, including the economic environment, market conditions, operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary.

For the fiscal year ended November 30, 2008 the Company recorded a $1,288 other-than-temporary decline in value of investments. The Company recorded an other-than-temporary impairment of $221 and $10 for the fiscal years ended November 30, 2007 and 2006, respectively.

Allowance for doubtful accounts

The allowance for doubtful accounts is an estimate to cover the losses resulting from the inability of customers to make payments for outstanding balances. In estimating the required allowance, the Company takes into consideration the overall quality and aging of the accounts receivable, credit evaluations of customers' financial condition and existence of credit insurance. The Company also evaluates the collectability of accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and any value and adequacy of collateral received from customers.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed based on the weighted-average method. Inventories consist of finished goods purchased from various manufacturers for distribution resale and components used for assembly services. The Company records estimated inventory reserves for quantities in excess of demand, cost in excess of market value and product obsolescence.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon the shorter of the estimated useful lives of the assets, or the lease term of the respective assets, if applicable. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized. The ranges of estimated useful lives for property and equipment categories are as follows:

Equipment and Furniture	3-7 years
Software	3-7 years
Leasehold Improvements	2-10 years
Buildings	39 years

Goodwill

The Company assesses potential impairment of its goodwill, intangible assets and other long-lived assets when there is evidence that recent events or changes in circumstances have made recovery of an asset's carrying value unlikely. The Company also assesses potential impairment of its goodwill, intangible assets and other long-lived assets on an annual basis during its fourth quarter, regardless if there is evidence or suspicion of impairment. If indicators of impairment were to be present in intangible assets used in operations and future undiscounted cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. The amount of an impairment loss would be recognized as the excess of the asset's carrying value over its fair value. Factors the Company considers important, which may cause impairment include, among others significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142"), a two-step impairment test is required to identify potential goodwill impairment and measure the amount of the goodwill impairment loss to be recognized. In the first step, the fair value of each reporting unit is compared to its carrying value to determine if the goodwill is impaired. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, then goodwill is not impaired and no further testing is required. If the carrying value of the net assets assigned to the reporting unit exceeds its fair value, then the second step is performed in order to determine the implied fair value of the reporting unit's goodwill and an impairment loss is recorded for an amount equal to the difference between the implied fair value and the carrying value of the goodwill.

For the purpose of goodwill analysis, there are three reporting units, as defined by SFAS No. 142. The distribution services business segment is comprised of one Distribution Services reporting unit and the GBS business segment is comprised of two reporting units—Contact Center and Web Hosting/Domain Name Registration. The Company conducted its annual impairment analysis in the fourth quarter of fiscal year 2008. To determine the fair value of each reporting unit, the Company used discounted cash flows, using five years of projected unleveraged free cash flows and terminal EBITDA earnings multiples which were based on precedent transactions. The discount rates used for the analysis reflected a weighted average cost of capital based on industry and capital structure adjusted for equity risk premiums and size risk premiums based on market capitalization. The discounted cash flow valuation uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions and may differ from actual future cash flows. The Company also considered the current trading multiples for comparable publicly-traded companies and the historical pricing multiples for comparable merger and acquisition transactions that have occurred in the industry. As a result, under each fair value measurement methodology considered, the fair value of each reporting unit exceeded its carrying value.

The control premium that a third party would be willing to pay to obtain a controlling interest in SYNNEX was considered when determining fair value. Management considered recent transactions with comparable companies in the distribution industry and possible synergies to a market participant. In addition, factors such as the performance of competitors, which were believed to contribute to the decline in the Company's stock price and recent volatility in the Company's trading price prior to November 30, 2008, were also considered. Management concluded there was a reasonable basis for the excess of estimated fair value of the reporting units over its market capitalization.

The estimated fair value of the three reporting units requires judgment and the use of estimates by management. Potential factors requiring assessment include a further or sustained decline in the Company's stock price, variance in results of operations from projections, and additional acquisition transactions in the distribution industry that reflect a lower control premium. Any of these potential factors may cause the Company to re-evaluate goodwill during any quarter throughout the year. If an impairment charge were to be taken for goodwill it would be a non-cash charge and would not impact the Company's cash position or cash flows, however, such a charge could have a material impact to equity and the statement of operations.

There was no goodwill impairment for the fiscal years ended November 30, 2008, 2007 or 2006.

The Company performed an analysis of the fair value of the long-lived assets in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." No impairment loss was recorded for the periods presented.

Determining the fair value of a reporting unit, intangible asset or a long-lived asset is judgmental and involves the use of significant estimates and assumptions. The Company bases its fair value estimates on assumptions that it believes are reasonable but are uncertain and subject to changes in market conditions.

Intangible assets

Purchased intangible assets are amortized over the useful lives based on the estimate of the use of economic benefit of the asset or on the straight-line amortization method.

Intangible assets primarily consist of vendor lists and customer lists. Intangible assets are amortized as follows:

Vendor Lists	4-10 years
Customer Lists	4-8 years
Other Intangible Assets	3-10 years

Software costs

The Company develops its software platform for internal use only. The majority of development costs include payroll and other related costs, such as costs of support, maintenance and training functions that are not subject to capitalization. The costs of software enhancements were not material for the periods presented. If internal software development costs become material, the Company will capitalize the costs based on the defined criteria for capitalization in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

Impairment of long-lived assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment and intangible assets, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. No impairment of long-lived assets was recorded for the periods presented.

(amounts in thousands, except per share amounts)

Long-term deferred assets and long-term deferred liabilities

The Company's Mexico operation has entered into multi-year contracts to sell equipment to independent third-party contractors that provide equipment and services to the Mexican government. The payments by the Mexican government are generally due on a monthly basis and are contingent upon the contractors continuing to provide services to the Mexican government. The Company recognizes product revenue and cost of revenue on a straight-line basis over the term of the contracts. All long-term accounts receivable and deferred cost of revenue associated with these contracts are included in the consolidated balance sheet under the caption "Long-term deferred assets." According to contract terms, the Company also holds back a certain amount of accounts payable for a certain period of time. All long-term accounts payable and long-term deferred revenues associated with these contracts are included in the consolidated balance sheet under the caption "Long-term deferred liabilities."

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of accounts receivable, cash and cash equivalents. The Company's cash and cash equivalents are maintained with high quality institutions, the compositions and maturities of which are regularly monitored by management. Through November 30, 2008, the Company had not experienced any losses on such deposits.

Accounts receivable include amounts due from customers primarily in the technology industry. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. The Company also maintains allowances for potential credit losses. In estimating the required allowances, the Company takes into consideration the overall quality and aging of the receivable portfolio, the existence of a limited amount of credit insurance and specifically identified customer risks. Through November 30, 2008, such losses have been within management's expectations.

In fiscal years 2008, 2007 and 2006, no single customer exceeded 10% or more of the Company's total revenue. At November 30, 2008 and 2007, one customer accounted for approximately 17% and 18% of the total consolidated accounts receivable balance, respectively. The Company's largest OEM supplier, Hewlett-Packard Company ("HP"), accounted for approximately 32%, 28% and 25% of the total revenue for the fiscal years ended November 30, 2008, 2007 and 2006, respectively.

Revenue recognition

The Company recognizes revenue generally as products are shipped, if a purchase order exists, the sale price is fixed or determinable, collection of resulting accounts receivable is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Shipping terms are typically F.O.B. the Company's warehouse. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. These provisions are reviewed and adjusted periodically by the Company. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers.

The Company purchases licensed software products from OEM vendors and distributes them to customers. Revenue is recognized upon shipment of software products when a purchase order exists, the sales price is fixed or determinable and collection of the resulting accounts receivable is reasonably assured. Subsequent to the sale of software products, the Company generally has no obligation to provide any modification, customization, upgrades, enhancements, or any other post-sales customer support.

The Company's Mexico operation primarily focuses on projects with the Mexican government and other local agencies that are long-term in nature. Under the agreements, the payments are due on a monthly basis and contingent upon performing certain services and meeting certain conditions. The Company recognizes product revenue and cost of revenue on a straight-line basis over the term of the contract.

The Company provides GBS services to its customers under contracts that typically consist of a master services agreement or statement of work, which contains the terms and conditions of each program and service it offers. These agreements are usually short-term in nature and subject to early termination by the customers or the Company for any reason, typically with 30 to 90 days notice. Revenue is generally recognized over the term of the contract if the service has been rendered, the sales price is fixed or determinable and collection of the resulting accounts receivable is reasonably assured.

Shipping and Handling Costs

Costs related to shipping and handling are included in the cost of revenue.

OEM supplier programs

Funds received from OEM suppliers for inventory volume promotion programs, price protection and product rebates are recorded as adjustments to cost of revenue and the carrying value of inventories, as appropriate. Where there is a binding agreement, the Company tracks vendor promotional programs for volume discounts on a program-by-program basis and records them as a reduction of cost of revenue based on a systematic and rational allocation. The Company monitors the balances of vendor receivables on a quarterly basis and adjusts the balances due for differences between expected and actual sales volume. Vendor receivables are generally collected through reductions authorized by the vendor, to accounts payable. Funds received for specific marketing and infrastructure reimbursements, net of direct costs, are recorded as adjustments to selling, general and administrative expenses, and any excess reimbursement amount is recorded as an adjustment to cost of revenue.

Royalties

The Company purchases licensed software products from OEM vendors, which it subsequently distributes to resellers. Royalties to OEM vendors are accrued and recorded in cost of revenue when software products are shipped and revenue is recognized.

Warranties

The Company's OEM suppliers generally warrant the products distributed by the Company and allow returns of defective products. The Company generally does not independently warrant the products it distributes; however, the Company does warrant the following: (1) its services with regard to products that it assembles for its customers, and (2) products that it builds to order from components purchased from other sources. To date neither warranty expense, nor the accrual for warranty costs has been material to the Company's Consolidated Financial Statements.

Advertising

Costs related to advertising and product promotion expenditures are charged to selling, general and administrative expenses as incurred and are primarily offset by OEM marketing reimbursements. To date, net costs related to advertising and promotion expenditures have not been material.

Income taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided against assets that are not likely to be realized.

Fair value of financial instruments

The Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157") in the first quarter of 2008, which did not have a material impact on the financial statements of the Company. See Note 19—Fair Value of Financial Instruments for additional disclosure on the fair values of foreign exchange contracts, long-term accounts receivable, trading and available-for-sale securities.

Foreign currency translations

The functional currencies of the Company's foreign subsidiaries are their respective local currencies, with the exception of the Company's operations in the UK and the Philippines, for which the functional currencies are the U.S. dollar. The financial statements of the foreign subsidiaries, other than the operations in the UK and the Philippines, are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, stockholders' equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the month. Translation adjustments resulting from the translation of the subsidiaries' accounts are included in "Accumulated other comprehensive income." Gains and losses resulting from foreign currency transactions are included within "Other income (expense), net." Such amounts are not significant to any of the periods presented.

Comprehensive income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The primary components of comprehensive income for the Company include net income, foreign currency translation adjustments arising from the consolidation of the Company's foreign subsidiaries and unrealized gains and losses on the Company's available-for-sale securities.

Share-based compensation

Effective December 1, 2005, the Company began accounting for share-based compensation under the provisions of SFAS No. 123 (revised 2007), "Share-Based Payment" ("SFAS No. 123(R)") which requires the recognition of the fair value of share-based compensation. Under the fair value recognition provisions of SFAS No. 123(R), share-based compensation is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. The Company has used the Black-Scholes valuation model to estimate fair value of share-based awards, which requires various assumptions including estimating stock price volatility and expected life.

Net income per common share

Net income per common share-basic is computed by dividing the net income for the period by the weighted-average number of shares of common stock outstanding during the period. Diluted weighted-average shares

(amounts in thousands, except per share amounts)

include the dilutive effect of stock options, restricted stock and restricted stock units. The calculation of net income per common share is presented in Note 14.

SFAS No. 128, "Earnings per Share" requires that employee stock options, non-vested restricted stock and similar equity instruments granted by the Company be treated as potential common shares outstanding in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future services that the Company has not yet recognized and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

With respect to the Company's convertible debt, the Company intends to settle its conversion spread (i.e., the intrinsic value of convertible debt based on the conversion price and current market price) in shares. The Company accounts for its conversion spread using the treasury stock method. It is the Company's intent to cash-settle the principal amount of the convertible debt; accordingly, the principal amount has been excluded from the determination of diluted earnings per share.

Reclassifications

Certain reclassifications have been made to prior period amounts to conform to current period presentation. Such reclassifications have no effect on net income as previously reported.

Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal year 2010. The Company is assessing the potential impact of the adoption of SFAS No. 141(R) on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal year 2010. The Company is assessing the potential impact, of the adoption of SFAS No. 160 on its consolidated results of operations and financial condition.

On February 20, 2008, the FASB issued Staff Position ("FSP") No. FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" ("FSP FAS 140-3"). FSP FAS 140-3 requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS No. 140,

(amounts in thousands, except per share amounts)

"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125" ("SFAS No. 140"), unless certain criteria are met. FSP FAS 140-3 is effective for the Company's financial statements for the fiscal year beginning on December 1, 2008 and earlier adoption is not permitted. The Company is assessing the potential impact that the adoption of FSP FAS 140-3 may have on its consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" ("SFAS No. 161"). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company in the first quarter of fiscal year 2009. The Company is assessing the potential impact that the adoption of SFAS No. 161 may have on its consolidated results of operations and financial condition.

In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R). FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. FSP FAS 142-3 is effective for the Company from the first quarter of fiscal year 2010. The Company is assessing the potential impact that the adoption of FSP FAS 142-3 may have on its consolidated results of operations and financial condition.

In May 2008, the FASB issued FSP No. Accounting Principles Board ("APB") 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis and will be adopted by the Company in the first quarter of fiscal year 2010. The Company is assessing the potential impact that the adoption of FSP APB 14-1 may have on its consolidated results of operations and financial condition. However, it is expected that the allocation of the proceeds to the conversion option will result in an increase in interest expense.

In June 2008, the FASB ratified Emerging Issues Task Force ("EITF") No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 provides guidance for determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity's own stock. EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and will be adopted by the Company in the first quarter of fiscal year 2010. The Company is currently assessing the potential impact, if any, of the adoption of EITF 07-5 on its consolidated results of operations and financial condition.

In November 2008, the FASB ratified EITF No. 08-6, "Equity Method Investment Accounting Considerations," ("EITF 08-6"). EITF 08-6 clarifies that the initial carrying value of an equity method investment should be determined in accordance with SFAS No. 141(R). Other-than-temporary impairment of an equity method investment should be recognized in accordance with FSP No. APB 18-1, "Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence." EITF 08-6 is effective on a prospective basis in fiscal years beginning on or after December 15, 2008 and interim

(amounts in thousands, except per share amounts)

periods within those fiscal years, and will be adopted by the Company in the first quarter of fiscal year 2010. The Company is assessing the potential impact, if any, of the adoption of EITF 08-6 on its consolidated results of operations and financial condition.

In November 2008, the FASB ratified EITF 08-7, "Accounting for Defensive Intangible Assets," ("EITF 08-7"). EITF 08-7 applies to defensive assets which are acquired intangible assets which the acquirer does not intend to actively use, but intends to hold to prevent its competitors from obtaining access to the asset. EITF 08-7 clarifies that defensive intangible assets are separately identifiable and should be accounted for as a separate unit of accounting in accordance with SFAS No. 141(R) and SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). EITF 08-7 is effective for intangible assets acquired in fiscal years beginning on or after December 15, 2008 and will be adopted by the Company in the first quarter of fiscal year 2010. The Company is assessing the potential impact, if any, of the adoption of EITF 08-7 on its consolidated results of operations and financial condition.

In November 2008, the FASB ratified EITF Issue No. 08-8, "Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity's Consolidated Subsidiary" ("EITF 08-8"). EITF 08-8 clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity's consolidated subsidiary is indexed to the reporting entity's own stock and therefore should not be precluded from qualifying for the first part of the scope exception in paragraph 11 (a) of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" or from being within the scope of EITF No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and, Potentially Settled in, a Company's Own Stock." EITF 08-8 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, and will be adopted by the Company in the first quarter of fiscal year 2010. The Company is currently assessing the potential impact, if any, of the adoption of EITF 08-8 on its consolidated results of operations and financial condition.

During the first quarter of fiscal year 2008, the Company adopted the following accounting standards:

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes," ("SFAS No. 109") and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 effective December 1, 2007. See Note 7—Income Taxes for the effect of its application of FIN 48.

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. In February 2008, the FASB issued FSP No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP FAS 157-1") and FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP FAS 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are

(amounts in thousands, except per share amounts)

recognized or disclosed at fair value in the financial statements on a recurring basis. FSP FAS 157-2 is effective in the first quarter of fiscal year 2009. These nonfinancial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and nonfinancial assets acquired and liabilities assumed in a business combination. In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"), which clarifies the application of SFAS No. 157 for financial assets in a market that is not active. FSP FAS 157-3 was effective upon issuance. SFAS No. 157 was adopted by the Company, as it applies to its financial instruments, effective December 1, 2007. The impact of adoption of SFAS No. 157 is discussed in Note 19—Fair Value of Financial Instruments.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115," ("SFAS No. 159"), which permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This election is irrevocable. SFAS No. 159 was effective in the first quarter of fiscal year 2008. The Company did not elect to apply the fair value option to any of its financial instruments.

NOTE 3—SHARE-BASED COMPENSATION:

The Company recognizes share-based compensation expense under the provisions of SFAS No. 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases, based on estimated fair values. The effects of recording share-based compensation for the fiscal years ended November 30, 2008, 2007 and 2006 were as follows:

	Fiscal Years Ended November 30,		
	November 30, 2008	November 30, 2007	November 30, 2006
Share-based compensation expense by type of award:			
Employee stock options	$ 2,833	$ 2,409	$ 2,210
Restricted stock	3,723	2,811	1,444
Employee stock purchase plan	81	62	56
Total share-based compensation	6,637	5,282	3,710
Tax effect on share-based compensation	(2,309)	(1,882)	(1,319)
Net effect on net income	$ 4,328	$ 3,400	$ 2,391

During the fiscal year ended November 30, 2008, the Company granted approximately 264 stock options, with an estimated total grant-date fair value of $2,117. Of this amount, the Company estimated that the share-based compensation for the awards not expected to vest was $49 for the fiscal year ended November 30, 2008. As of November 30, 2008, the unrecorded deferred share-based compensation balance related to stock options was $7,215 and will be recognized over an estimated weighted-average amortization period of 3.05 years.

Valuation Assumptions

SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company's financial statements. Share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period.

(amounts in thousands, except per share amounts)

The Company estimates the fair value of stock options using the Black-Scholes valuation model, consistent with the provisions of SFAS No. 123(R), Staff Accounting Bulletin 107 and the Company's prior period pro forma disclosures of net earnings, including share-based compensation (determined under a fair value method as prescribed by SFAS No. 123(R)). The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the option's expected life and the price volatility of the underlying stock. The expected stock price volatility assumption was determined using historical volatility of the Company's common stock. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model and the straight-line attribution approach with the following weighted-average assumptions:

Form 10-K

	Fiscal Years Ended November 30,		
	2008	2007	2006
Stock option plan:			
Expected life (years)	5.8	5.8	6.3
Risk free interest rate	2.2%	3.9%	4.7%
Expected volatility	39.7%	35.6%	35.7%
Dividend yield	0%	0%	0%
Stock purchase plan:			
Expected life (years)	0.3	0.3	0.3
Risk free interest rate	0.9%	3.5%	4.8%
Expected volatility	50.0%	35.5%	29.8%
Dividend yield	0%	0%	0%

(amounts in thousands, except per share amounts)

A summary of the activity under the Company's stock option plans is set forth below:

	Shares Available For Grant	Options outstanding	
		Number of Shares	Weighted-Average Exercise Price
Balances, November 30, 2005	3,893	7,387	$10.03
Restricted stock granted	(487)	—	—
Restricted stock cancelled	4	—	—
Options granted	(187)	187	21.61
Options exercised	—	(1,460)	7.04
Options cancelled	120	(120)	13.99
Balances, November 30, 2006	3,343	5,994	$11.00
Restricted stock granted	(296)	—	—
Restricted stock cancelled	42	—	—
Options granted	(183)	183	20.82
Options exercised	—	(713)	9.82
Options cancelled	203	(203)	17.07
Balances, November 30, 2007	3,109	5,261	$11.27
Restricted stock granted	(331)	—	—
Restricted stock cancelled	20	—	—
Options granted	(264)	264	19.73
Options exercised	—	(446)	8.87
Options cancelled	35	(35)	16.81
Balances, November 30, 2008	2,569	5,044	$11.89

The options outstanding and exercisable at November 30, 2008 were in the following exercise price ranges:

	Options Outstanding				Options Vested and Exercisable			
Range of Exercise Prices	Shares	Weighted-Average Life (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Shares	Weighted-Average Life (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value
$3.00–$4.50	677	0.71	$ 4.50	$4,037	677	0.71	$ 4.50	$4,037
$7.00–$10.00	2,107	2.09	$ 9.36	$2,324	2,107	2.09	$ 9.36	$2,324
$12.00–$15.54	628	4.58	$12.12	$ —	626	4.58	$12.11	$ —
$16.10–$23.13	1,632	7.15	$18.14	$ —	880	6.34	$17.29	$ —
$3.00–$23.13	5,044	3.85	$11.89	$6,361	4,290	3.11	$10.62	$6,361

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on the Company's closing stock price of $10.46 as of November 28, 2008, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of November 30, 2008 was 2,784.

The weighted-average, grant-date fair value of options, as determined under SFAS No. 123(R), granted during the fiscal year ended November 30, 2008 was $8.03. The total fair value of shares vested during the fiscal year ended November 30, 2008 was $2,617. The total intrinsic value of options exercised during the fiscal year

(amounts in thousands, except per share amounts)

ended November 30, 2008 was $6,017. The total cash received from employees as a result of employee stock option exercises during the fiscal year ended November 30, 2008 was $3,951. In connection with these exercises, the tax benefits realized by the Company for the fiscal year ended November 30, 2008 was $2,091.

The weighted-average, grant-date fair value of options, as determined under SFAS No. 123(R), granted during the fiscal year ended November 30, 2007 was $8.68. The total fair value of shares vested during the fiscal year ended November 30, 2007 was $2,175. The total intrinsic value of options exercised during the fiscal year ended November 30, 2007 was $8,116. The total cash received from employees as a result of employee stock option exercises during the fiscal year ended November 30, 2007 was $7,004. In connection with these exercises, the tax benefits realized by the Company for the fiscal year ended November 30, 2007 was $2,310.

The weighted-average, grant-date fair value of options, as determined under SFAS No. 123(R), granted during the fiscal year ended November 30, 2006 was $9.24. The total fair value of shares vested during the fiscal year ended November 30, 2006 was $5,288. The total intrinsic value of options exercised during the fiscal year ended November 30, 2006 was $18,668. The total cash received from employees as a result of employee stock option exercises during the fiscal year ended November 30, 2006 was $10,283. In connection with these exercises, the tax benefits realized by the Company for the fiscal year ended November 30, 2006 was $6,932.

The Company settles employee stock option exercises with newly issued common shares.

Restricted Stock

During the fiscal year ended November 30, 2006, the Company's Compensation Committee approved the grant of 250 shares of restricted stock units to Robert Huang, the Company's then President and Chief Executive Officer. These restricted stock units vest with respect to 25% of the shares on the date that is thirteen months after the date of grant, and an additional 25% of the shares on the second, third and fourth anniversaries of the date of grant. The Company recorded the $4,763 value of these restricted stock units and will amortize that amount over the service period. The value of the restricted stock units was based on the closing market price of the Company's common stock on the date of award.

As of November 30, 2008, there was $15,048 of total deferred share-based compensation related to nonvested restricted stock granted under the Amended and Restated 2003 Stock Incentive Plan. That cost is expected to be recognized over an estimated weighted-average amortization period of 3.64 years.

Amortization cost for all restricted stock awards for the fiscal year ended November 30, 2008 was $3,723.

(amounts in thousands, except per share amounts)

A summary of the status of the Company's nonvested restricted stock as of November 30, 2008, is presented below:

	Restricted Stock	
	Number of shares	Weighted-average, grant-date fair value
Nonvested at November 30, 2005	97	$17.17
Awards granted	487	20.96
Awards vested	(19)	17.17
Awards cancelled/expired/forfeited	(4)	18.29
Nonvested at November 30, 2006	561	$20.45
Awards granted	296	20.61
Awards vested	(122)	21.37
Awards cancelled/expired/forfeited	(42)	21.35
Nonvested at November 30, 2007	693	$20.53
Awards granted	331	19.74
Awards vested	(178)	20.31
Awards cancelled/expired/forfeited	(20)	21.12
Nonvested at November 30, 2008	826	$20.25

NOTE 4—STOCKHOLDERS' EQUITY:

Amended and Restated 2003 Stock Incentive Plan

The Company's 2003 Stock Incentive Plan was adopted by its Board of Directors and approved by its stockholders in 2003 and again in 2008. The plan provides for the direct award or sale of shares of common stock, restricted stock and restricted stock units, the grant of options to purchase shares of common stock and the award of stock appreciation rights to employees and non-employee directors, advisors and consultants.

The 2003 Stock Incentive Plan is administered by the Company's Compensation Committee. The Compensation Committee determines which eligible individuals are to receive awards under the plan, the number of shares subject to the awards, the vesting schedule applicable to the awards and other terms of the award, subject to the limits of the plan. The Compensation Committee may delegate its administrative authority, subject to certain limitations, with respect to individuals who are not officers.

The Board of Directors may amend or modify the 2003 Stock Incentive Plan at any time, subject to any required stockholder approval. The plan will terminate no later than September 1, 2013. The number of shares granted, issued, retainable or vested under an award may be subject to the attachment of individual, divisional or Company-wide performance goals.

The number of authorized shares under the 2003 Stock Incentive Plan will not exceed 14,112 shares of common stock. No participant in the 2003 Stock Incentive Plan may receive option grants or stock appreciation rights for more than 1,500 shares per calendar year, or more than 2,500 shares in the participant's first calendar year of service. No participant may receive restricted shares or restricted stock units that relate to more than 1,500 shares per calendar year, or more than 2,500 shares in the participant's first calendar year of service. During the fiscal year ended November 30, 2008, the Board of Directors granted 264 options at exercise prices

(amounts in thousands, except per share amounts)

ranging from $19.41 to $21.52 per share. In the fiscal year ended November 30, 2007, the Board of Directors granted 183 options at exercise prices ranging from $20.40 to $21.24 per share. In the fiscal year ended November 30, 2006, the Board of Directors granted 187 options at exercise prices ranging from $16.51 to $23.13 per share.

Under the 2003 Stock Incentive Plan:

Qualified employees are eligible for the grant of incentive stock options to purchase shares of common stock.

Qualified employees and non-employee directors, advisors and consultants are eligible for the grant of nonstatutory stock options, stock appreciation rights, restricted stock grants and restricted stock units.

The outstanding stock options and restricted stock awards granted to qualified employees vest over a five-year period and the stock options have a contractual term of ten years.

Prior to January 4, 2007, qualified non-employee directors who first joined the Board of Directors after the plan was effective received an initial option grant of twenty-five thousand shares, and all non-employee directors were eligible for annual option grants of five thousand shares for each year they continued to serve. The exercise price of these option grants was equal to 100% of the fair market value of those shares on the date of the grant.

Amended and Restated 2003 Stock Incentive Plan, on and after January 4, 2007:

After January 4, 2007, qualified non-employee directors who first join the Board of Directors after the plan is effective receive an initial option grant of ten thousand shares and two thousand shares of restricted stock. All non-employee directors are eligible for annual grants of two thousand shares of restricted stock for each year they continue to serve. The exercise price of these option grants is equal to 100% of the fair market value of those shares on the date of the grant. In addition, one third of the restricted stock grants vest on each anniversary date of the grant over a period of three years. One third of the stock options shall vest on the first anniversary date of the grant and the remaining shall vest monthly over a two year period starting one month after the first anniversary of the date of grant. The annual grants of restricted stock vest in full upon the director's retirement with the consent of the Board of Directors.

Amended and Restated 2003 Stock Incentive Plan, after November 21, 2008:

After November 21, 2008, the vesting schedule for qualified non-employee directors' annual grants of two thousand shares of restricted stock was amended. One quarter of the restricted shares shall vest on the last day of each quarter there after following the date of the grant over a period of one year.

The Compensation Committee determines the exercise price of options or the purchase price of restricted stock grants, but the option price for incentive stock options will not be less than 100% of the fair market value of the stock on the date of grant and the option price for nonstatutory stock options will not be less than 85% of the fair market value of the stock on the date of grant.

(amounts in thousands, except per share amounts)

The following table summarizes the stock options outstanding and exercisable under the Company's option plans as of November 30, 2008 and 2007:

	Number of Options at November 30, 2008		Number of Options at November 30, 2007	
	Outstanding	Exercisable	Outstanding	Exercisable
Amended and Restated 2003 Stock Incentive Plan	5,044	4,290	5,261	4,281

2003 Employee Stock Purchase Plan

The Company's 2003 Employee Stock Purchase Plan ("ESPP") permits eligible employees to purchase common stock through payroll deductions. The maximum number of shares a participant may purchase during a single accumulation period is one thousand two hundred fifty. The plan was approved by the Company's stockholders and approved by its Board of Directors in 2003. A total of 500 shares of common stock have been reserved for issuance under the ESPP.

The weighted-average per share ESPP enrollment date fair value of common stock during the fiscal years ended November 30, 2008 and 2007 was $2.05 and $1.48, respectively.

In March 2005, the Company's Board of Directors approved the following amendments to the ESPP to be effective for the accumulation period beginning April 1, 2005:

- Reduction of participant purchase price discount of Company stock from 15% to 5%;
- Reduction of two year offering periods and six month accumulation periods to three month offering and accumulation periods;
- Maximum purchase limit of $10 of stock per calendar year per participant; and
- Associate vice president level employees and above are not eligible to participate.

In January 2009, the Company's Board of Directors approved the reservation of an additional 250 shares of common stock for issuance under the ESPP, subject to stockholder approval.

NOTE 5—EMPLOYEE BENEFITS PLAN:

The Company has a 401(k) Plan (the "Plan") under which eligible employees may contribute up to the maximum amount as provided by law. Employees become eligible to participate in the Plan on the first day of the month after their employment date. The Company may make discretionary contributions under the Plan. During fiscal years 2008, 2007 and 2006, the Company contributed $710, $580 and $378, respectively.

NOTE 6—DEFERRED COMPENSATION PLAN:

The Company has a deferred compensation plan for certain directors and officers. The plan is designed to permit eligible officers and directors to accumulate additional income through a nonqualified deferred compensation plan that enables the officer or director to make elective deferrals of compensation to which he or she will become entitled in the future.

An account is maintained for each participant for the purpose of recording the current value of his or her elective contributions, including earnings credited thereto. The participant may designate one or more investments as the measure of investment return on the participant's account. The participant's account is adjusted monthly to reflect earnings and losses on the participant's designated investments.

The amount credited to the participant's account will be distributed as soon as practicable after the earlier of the participant's termination of employment or attainment of age sixty-five. The distribution of benefits to the participant will be made in accordance with the election made by the participant in a lump sum or in equal monthly or annual installments over a period not to exceed fifteen years.

The amount credited to the participant's account will be distributed as soon as practicable after the earlier of the participant's termination of employment or attainment of age sixty-five. The distribution of benefits to the participant will be made in accordance with the election made by the participant in a lump sum or in equal monthly or annual installments over a period not to exceed fifteen years. The distribution of account balances subject to Section 409A of the Code upon termination of employment of an officer is subject to a six-month delay.

In the event the participant requests an early distribution other than a hardship distribution, a 10% withdrawal penalty will be levied. Such distribution will be in the form of a lump sum cash payment. Such early distribution elections are available only with respect to vested account balances as of December 31, 2004.

NOTE 7—INCOME TAXES:

The sources of income before the provision for income taxes are as follows (in thousands):

	Fiscal Years Ended November 30,		
	2008	2007	2006
Income before provision for income taxes:			
United States	$ 92,735	$72,279	$61,365
Foreign	36,851	26,387	18,788
	$129,586	$98,666	$80,153

The provisions for income taxes consist of:

	Fiscal Years Ended November 30,		
	2008	2007	2006
Current tax provision:			
Federal	$37,309	$27,273	$24,483
State	6,287	5,787	4,825
Foreign	6,995	2,158	3,310
	$50,591	$35,218	$32,618
Deferred tax provision (benefit):			
Federal	$ (4,342)	$ (1,941)	$ (3,747)
State	(688)	(287)	(769)
Foreign	(465)	2,177	218
	$ (5,495)	$ (51)	$ (4,298)
Total tax provision	$45,096	$35,167	$28,320

(amounts in thousands, except per share amounts)

The following presents the breakdown between current and non-current net deferred tax assets:

	Fiscal Years Ended November 30,	
	2008	2007
Deferred tax assets- current	$26,089	$18,528
Deferred tax assets- non-current	6,036	5,063
Deferred tax liabilities- non-current	(1,380)	—
Total net deferred tax assets	$30,745	$23,591

Net deferred tax assets and liabilities consist of the following:

	Fiscal Years Ended November 30,	
	2008	2007
Assets:		
Inventory reserves	$ 7,505	$ 5,681
Bad debt and sales return reserves	8,338	5,728
Other reserves and accruals	3,472	1,299
State tax deduction	264	606
Deferred compensation	5,795	7,891
Net operating losses	2,382	980
Deferred revenue	2,394	1,631
Foreign tax credit	2,399	2,252
SFAS No. 123(R) share-based compensation expense	2,646	1,560
Unrealized gains on investments	1,885	—
Other	20	295
Gross deferred tax assets	37,100	27,923
Valuation allowance	(3,999)	(2,252)
Total deferred tax assets	33,101	25,671
Liabilities:		
Depreciation and amortization	(750)	(2,080)
Convertible debt interest	(1,606)	—
Total deferred tax liabilities	(2,356)	(2,080)
Net deferred tax assets	$30,745	$23,591

The valuation allowance relates to foreign tax credits, certain net operating losses and certain fixed assets. The Company's assessment is that it is not more likely than not that these deferred tax assets will be realized. The valuation allowance increased by $1,747 during fiscal year 2008, of which $396 was recorded to the provision for income taxes and $1,351 was from acquisitions.

(amounts in thousands, except per share amounts)

A reconciliation of the statutory U.S. federal income tax rate to the Company's effective income tax rate is as follows:

	Fiscal Years Ended November 30,		
	2008	2007	2006
Federal statutory income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal income tax benefit	2.8	3.6	3.3
Foreign taxes	(4.9)	(3.5)	(1.9)
Effect of unbenefitted tax assets	0.3	0.6	(2.4)
Canada permanent items	—	(1.3)	—
Changes in liabilities for uncertain tax positions	1.0	—	—
Other	0.6	1.2	1.3
Effective income tax rate	34.8%	35.6%	35.3%

The Company's U.S. business has sufficient cash flow and liquidity to fund its operating requirements and the Company expects and intends that profits earned outside the United States will be fully utilized and reinvested to fund international expansion. Accordingly, the Company has not provided U.S. taxes and foreign withholding taxes on non-U.S. subsidiaries for which the earnings are permanently reinvested.

At November 30, 2008, the Company had approximately $1,151 of federal operating loss carry forwards available to offset future taxable income, which will expire in varying amounts from November 30, 2024 to November 30, 2026. Additionally, the Company had $3,139 in net operating loss carry forwards for the Company's Japanese subsidiary that begin to expire in 2013, and $2,069 in net operating loss carry forwards for the Company's UK subsidiary.

The Company recorded a one-time $1,135 adjustment resulting from the conclusion of an income tax audit of the Company's Canadian subsidiary in fiscal year 2007. The adjustment was primarily associated with the increase in the Company's net operating loss. This reassessment benefited the Company with $1,135 in reduction of total income tax expenses in fiscal year 2007.

Effective December 1, 2007, the Company adopted the provisions of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

In adopting FIN 48, the Company has reclassified liabilities for unrecognized tax benefits for which the Company does not anticipate payment within one year to long-term income taxes payable. In addition, the Company has presented long-term deferred tax assets for certain benefits associated with the FIN 48 liability on a gross basis. The Company recognizes penalties and accrued interest related to unrecognized tax benefits in income tax expense.

The adoption of FIN 48 resulted in the reduction of the Company's consolidated beginning retained earnings by $370. As of the adoption date, the Company had gross unrecognized tax benefits of $5,107, of which $2,483 would affect the effective tax rate if realized and accrued interest of $635 for unrecognized tax benefits.

(amounts in thousands, except per share amounts)

The aggregate changes in the balance of gross unrecognized tax benefits during fiscal year 2008 were as follows:

Balance at December 1, 2007	$5,107
Additions based on tax positions related to the current year	1,360
Reductions for tax positions of prior years	(139)
Balance at November 30, 2008	$6,328

The Company conducts business globally and files income tax returns in various U.S. and foreign tax jurisdictions. The Company is subject to continuous examination and audits by various tax authorities. In the United States and Canada, the Company is subject to examination and audits by tax authorities for tax years after fiscal year 2003. Currently the Company is undergoing a U.S. Internal Revenue Service audit for the 2004 and 2005 tax years. The Company is unable to estimate the range of any possible adjustments due to uncertainty in the timing of the resolution of the audit.

As of November 30, 2008, $3,705 of the unrecognized tax benefits would affect the effective tax rate if realized. The Company's policy to include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes did not change as a result of implementing FIN 48. As of November 30, 2008, the Company had accrued $1,013 in income taxes payable for the payment of interest, of which $379 was recorded to the provision for income taxes during fiscal year 2008. The Company is no longer subject to U.S. federal income tax audit for returns covering tax years through fiscal year 2003. With limited exceptions, the Company is no longer subject to U.S. state and local and Canada income tax audits for returns covering tax years through fiscal year 2003. Although timing of the resolution of audits is highly uncertain, the Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits as of November 30, 2008 will materially change in the next twelve months.

NOTE 8—DERIVATIVE INSTRUMENTS:

In the normal course of business, the Company enters into currency forward contracts to protect itself from the risk that the eventual cash outflows or inflows resulting from the purchase or sale of inventory will be adversely affected by exchange rate fluctuations. Principal currencies hedged are the British Pound, Canadian Dollar, Philippines' Peso and Mexican Peso. The Company does not apply hedge accounting to these currency forward contracts and has not designated any of them as hedging instruments. As of November 30, 2008, 2007 and 2006, the Company had unrealized gains of $2,058, $2,330 and $363, respectively, as a result of fair value changes on its outstanding currency forward contracts. Unrealized losses and gains are charged (credited) to "Other income (expense), net." The Company's policy is to not allow the use of derivatives for trading or speculative purposes.

(amounts in thousands, except per share amounts)

NOTE 9—BALANCE SHEET COMPONENTS:

	November 30, 2008	November 30, 2007
Short-term investments		
Trading securities	$ 6,072	$ 12,336
Available-for-sale securities	142	142
Cost investments	4,131	4,779
	$ 10,345	$ 17,257
Accounts receivable, net		
Trade accounts receivable	$846,668	$763,723
Less: Allowance for doubtful accounts	(17,820)	(13,258)
Less: Allowance for sales returns	(21,642)	(20,668)
	$807,206	$729,797
Receivable from vendors, net		
Receivables from vendors	$101,586	$ 98,737
Less: Allowance for doubtful accounts	(4,933)	(2,702)
	$ 96,653	$ 96,035
Inventories		
Components	$ 61,902	$ 39,824
Finished goods	634,106	602,700
	$696,008	$642,524
Property and equipment, net		
Land	$ 11,118	$ 9,123
Equipment and computers	60,848	59,344
Furniture and fixtures	10,175	10,714
Buildings, leasehold improvements	69,554	46,114
Construction in progress	1,489	150
	$153,184	$125,445
Less: Accumulated depreciation	(68,582)	(66,005)
	$ 84,602	$ 59,440

Allowance for doubtful trade receivables	
Balance at November 30, 2005	$ 12,688
Additions	9,081
Write-offs and deductions	(7,336)
Balance at November 30, 2006	14,433
Additions	7,491
Write-offs and deductions	(8,666)
Balance at November 30, 2007	13,258
Additions	10,304
Write-offs and deductions	(5,742)
Balance at November 30, 2008	$ 17,820

(amounts in thousands, except per share amounts)

Allowance for doubtful vendor receivables	
Balance at November 30, 2005	$ 2,726
Additions	1,548
Write-offs and deductions	(1,660)
Balance at November 30, 2006	2,614
Additions	4,481
Write-offs and deductions	(4,393)
Balance at November 30, 2007	2,702
Additions	2,959
Write-offs and deductions	(728)
Balance at November 30, 2008	$ 4,933
Inventory reserve	
Balance at November 30, 2005	$ 7,668
Additions	7,492
Write-offs and deductions	(2,314)
Balance at November 30, 2006	12,846
Additions	6,111
Write-offs and deductions	(4,893)
Balance at November 30, 2007	14,064
Additions	8,756
Write-offs and deductions	(3,598)
Balance at November 30, 2008	$19,222

Goodwill:

	Distribution	GBS	Total
Balance at November 30, 2007	$54,811	$41,539	$ 96,350
Goodwill acquired during the period	18,930	4,738	23,668
Translation	(8,582)	2,002	(6,580)
Balance at November 30, 2008	$65,159	$48,279	$113,438

Goodwill increased as of November 30, 2008, compared to November 30, 2007, primarily due to $18,684 for the acquisition of New Age Electronics, Inc. ("New Age") (see Note 17—Acquisitions for additional information) and an earn-out payment of $4,000 related to SYNNEX-Concentrix Corporation.

(amounts in thousands, except per share amounts)

Intangible assets, net:

	November 30, 2008			November 30, 2007		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Vendor lists	$34,315	$(21,127)	$13,188	$22,062	$(18,458)	$ 3,604
Customer lists	23,437	(12,197)	11,240	25,108	(8,677)	16,431
Other intangible assets	4,497	(2,469)	2,028	3,443	(1,888)	1,555
	$62,249	$(35,793)	$26,456	$50,613	$(29,023)	$21,590

Amortization expense was $7,754, $6,578 and $4,319 for the years ended November 30, 2008, 2007 and 2006, respectively. Intangible assets increased as of November 30, 2008 compared to November 30, 2007 due to the purchase of a brand name by SYNNEX Canada Limited ("SYNNEX Canada") for $1,432 and $12,253 for intangible assets associated with the purchase of New Age (see Note 17—Acquisitions for additional information). Estimated future amortization expense is as follows:

Fiscal years ending November 30,	
2009	$ 7,763
2010	4,850
2011	3,227
2012	2,813
2013	2,313
thereafter	5,490
	$26,456

	November 30,	
	2008	2007
Accrued liabilities:		
Payroll related accruals	$ 29,641	$ 24,831
Deferred compensation liability	13,574	19,140
Royalty and warranty accruals	5,052	7,205
Other accrued liabilities	65,326	69,441
	$113,593	$120,617

(amounts in thousands, except per share amounts)

NOTE 10—INVESTMENTS:

The carrying amount of the Company's investments is shown in the table below:

	November 30,					
	2008			2007		
	Original Cost	Unrealized (Losses)/ Gains	Fair Value	Original Cost	Unrealized (Losses)/ Gains	Fair Value
Short-Term:						
Trading	$10,551	$(4,479)	$ 6,072	$11,731	$ 605	$12,336
Available-for-sale	194	(52)	142	772	(630)	142
Cost securities	4,131	—	4,131	4,779	—	4,779
	$14,876	$(4,531)	$10,345	$17,282	$ (25)	$17,257

Short-term trading securities consist of equity securities relating to the Company's deferred compensation plan (See Note 6). Short-term available-for-sale securities primarily consist of investments in other companies' equity securities. Short-term cost investments primarily consist of investments in private equity funds and in a hedge fund under the Company's deferred compensation plan. Total realized and unrealized loss on trading investments was $5,674 for the fiscal year ended November 30, 2008. Total realized and unrealized gain was $739 and $1,082 for the fiscal years ended November 30, 2007 and 2006, respectively.

For the fiscal year ended November 30, 2008, the Company recorded an other-than-temporary impairment loss of $630 on available-for-sale securities and $658 on cost securities, respectively. The Company recorded $221 and $10 other-than-temporary impairment on cost securities for the fiscal years ended November 30, 2007 and 2006, respectively.

NOTE 11—ACCOUNTS RECEIVABLE ARRANGEMENTS:

The Company primarily finances its U.S. operations with an accounts receivable securitization program (the "U.S. Arrangement") by selling up to a maximum of $350,000 in U.S. trade accounts receivable ("U.S. Receivables"). The maturity date of the U.S. Arrangement is February 2011. The effective borrowing cost under the U.S. Arrangement is a blend of the prevailing dealer commercial paper rate and LIBOR plus 0.55% per annum. The Company funds its borrowings by pledging all of its rights, title and interest in and to the U.S. Receivables as security. The balance outstanding on the U.S. Arrangement as of November 30, 2008 and 2007 was $207,200 and $299,900, respectively.

As is customary in trade accounts receivable securitization arrangements, a credit rating agency's downgrade of the third party issuer of commercial paper or of a back-up liquidity provider (which provides a source of funding if the commercial paper market cannot be accessed) could result in an adverse change or loss of the Company's financing capacity under these programs if the commercial paper issuer or liquidity back-up provider is not replaced. Loss of such financing capacity could have a material adverse effect on the Company's financial condition and results of operations.

SYNNEX Canada has a renewable revolving accounts receivable securitization program in Canada (the "Canadian Arrangement"), which provides for the sale of U.S. and Canadian trade receivables ("Canadian Receivables") to a financial institution up to a maximum of C$110,000. In connection with the Canadian Arrangement, SYNNEX Canada sells its Canadian Receivables to the financial institution on a fully-serviced

(amounts in thousands, except per share amounts)

basis. As of our fiscal year end, the effective discount rate of the Canadian Arrangement was the prevailing Bankers' Acceptance rate of return or prime rate in Canada plus an initial spread of 1.50%, increasing to 3.50% over time. To the extent that cash was received in exchange, the amount of Canadian Receivables sold to the financial institution has been recorded as a true sale, in accordance with SFAS No. 140. The amount of Canadian Receivables sold to the financial institution and not yet collected from customers at November 30, 2008 and 2007 was $59,152 and $115,900, respectively. This program is renewed until May 29, 2009.

The Company issued a guarantee of SYNNEX Canada's obligations under the Canadian Arrangement in favor of the financial institution. The scope of this guarantee primarily consists of the obligation to guarantee SYNNEX Canada's obligations under the Canadian Arrangement. The Company also agreed to certain covenants regarding maintenance of its existence, limitations on changes to its business, reporting requirements, and requirements to maintain a specified net worth on a consolidated basis.

The Company has also entered into financing agreements with various financial institutions ("Flooring Companies") to allow certain customers of the Company to finance their purchases directly with the Flooring Companies. Under these agreements, the Flooring Companies pay to the Company the selling price of products sold to various customers, less a discount, within approximately 15 to 30 days from the date of sale. The Company is contingently liable to repurchase inventory sold under flooring agreements in the event of any default by its customers under the agreement and such inventory being repossessed by the Flooring Companies. (See Note 20—Commitments and Contingencies for additional information.) Approximately $912,671, $950,884 and $954,814 of the Company's net sales were financed under these programs in fiscal years 2008, 2007 and 2006, respectively. Approximately $38,717 and $68,839 of accounts receivable at November 30, 2008 and 2007, respectively, were subject to flooring agreements. Flooring fees were approximately $4,013, $5,024 and $5,507 in fiscal years 2008, 2007 and 2006, respectively, and are included within "Interest expense and finance charges, net."

NOTE 12—BORROWINGS:

Working capital borrowings consist of the following:

	November 30,	
	2008	2007
SYNNEX US securitization	$ 207,200	$ 299,900
SYNNEX US revolving line of credit	95,000	10,900
SYNNEX Canada revolving line of credit	14,970	17,470
SYNNEX Canada term loan	9,162	12,368
SYNNEX Mexico term loan	20,169	47,874
Others	2,502	167
	349,003	388,679
Less: Current portion	(340,466)	(351,142)
Non-current portion	$ 8,537	$ 37,537

SYNNEX US securitization

The U.S. Arrangement allows the Company to sell up to a maximum of $350,000 in U.S. Receivables. The maturity date of the U.S. Arrangement is February 2011. The effective borrowing cost under the U.S. Arrangement is currently a blend of the prevailing dealer commercial paper rate and LIBOR plus 0.55% per annum. A fee of 0.20% per annum is payable with respect to the unused portion of the commitment.

(amounts in thousands, except per share amounts)

Guarantees

The Company has issued guarantees to certain vendors and lenders of its subsidiaries' for trade credit lines and loans, totaling $180,711 and $206,100 as of November 30, 2008 and 2007, respectively. The Company is obligated under these guarantees to pay amounts due should its subsidiaries not pay valid amounts owed to their vendors or lenders. The vendor guarantees are typically less than one-year arrangements, with 30-day cancellation clauses and the lender guarantees are typically for the term of the loan agreement.

NOTE 13—CONVERTIBLE DEBT:

In May 2008, the Company issued $143,750 of aggregate principal amount of its 4.0% Convertible Senior Notes due 2018 (the "Notes") in a private placement. The Notes bear interest at a rate of 4.0% per annum. Interest on the Notes is payable in cash semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2008. In addition, the Company will pay contingent interest in respect of any six-month period from May 15 to November 14 or from November 15 to May 14, with the initial six-month period commencing May 15, 2013, if the trading price of the Notes for each of the ten trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the Notes. During any interest period when contingent interest is payable, the contingent interest payable per Note is equal to 0.55% of the average trading price of the Notes during the ten trading days immediately preceding the first day of the applicable six-month interest period. The Notes mature on May 15, 2018, subject to earlier redemption, repurchase or conversion.

Holders may convert their Notes at their option at any time prior to the close of business on the business day immediately preceding the maturity date for such Notes under the following circumstances: (1) during any fiscal quarter after the fiscal quarter ended August 31, 2008 (and only during such fiscal quarter), if the last reported sale price of the Company's common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of the Notes on the last day of such preceding fiscal quarter; (2) during the five business-day period after any five consecutive trading-day period (the "Measurement Period") in which the trading price per $1 principal amount of the Notes for each day of that Measurement Period was less than 98% of the product of the last reported sale price of the common stock and the conversion rate of the Notes on each such day; (3) if the Company has called the particular Notes for redemption, until the close of business on the business day prior to the redemption date; or (4) upon the occurrence of certain corporate transactions. In addition, holders may also convert their Notes at their option at any time beginning on November 15, 2017, and ending at the close of business on the business day immediately preceding the maturity date for the Notes, without regard to the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of the common stock or a combination thereof at the Company's election. The initial conversion rate for the Notes will be 33.9945 shares of common stock per $1 principal amount of Notes, equivalent to an initial conversion price of approximately $29.42 per share of common stock. Such conversion rate will be subject to adjustment in certain events but will not be adjusted for accrued interest, including any additional interest and any contingent interest.

The Company may not redeem the Notes prior to May 20, 2013. The Company may redeem the Notes, in whole or in part, for cash on or after May 20, 2013, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to (including any additional interest and any contingent interest), but excluding, the redemption date.

(amounts in thousands, except per share amounts)

basis. As of our fiscal year end, the effective discount rate of the Canadian Arrangement was the prevailing Bankers' Acceptance rate of return or prime rate in Canada plus an initial spread of 1.50%, increasing to 3.50% over time. To the extent that cash was received in exchange, the amount of Canadian Receivables sold to the financial institution has been recorded as a true sale, in accordance with SFAS No. 140. The amount of Canadian Receivables sold to the financial institution and not yet collected from customers at November 30, 2008 and 2007 was $59,152 and $115,900, respectively. This program is renewed until May 29, 2009.

The Company issued a guarantee of SYNNEX Canada's obligations under the Canadian Arrangement in favor of the financial institution. The scope of this guarantee primarily consists of the obligation to guarantee SYNNEX Canada's obligations under the Canadian Arrangement. The Company also agreed to certain covenants regarding maintenance of its existence, limitations on changes to its business, reporting requirements, and requirements to maintain a specified net worth on a consolidated basis.

The Company has also entered into financing agreements with various financial institutions ("Flooring Companies") to allow certain customers of the Company to finance their purchases directly with the Flooring Companies. Under these agreements, the Flooring Companies pay to the Company the selling price of products sold to various customers, less a discount, within approximately 15 to 30 days from the date of sale. The Company is contingently liable to repurchase inventory sold under flooring agreements in the event of any default by its customers under the agreement and such inventory being repossessed by the Flooring Companies. (See Note 20—Commitments and Contingencies for additional information.) Approximately $912,671, $950,884 and $954,814 of the Company's net sales were financed under these programs in fiscal years 2008, 2007 and 2006, respectively. Approximately $38,717 and $68,839 of accounts receivable at November 30, 2008 and 2007, respectively, were subject to flooring agreements. Flooring fees were approximately $4,013, $5,024 and $5,507 in fiscal years 2008, 2007 and 2006, respectively, and are included within "Interest expense and finance charges, net."

NOTE 12—BORROWINGS:

Working capital borrowings consist of the following:

	November 30,	
	2008	2007
SYNNEX US securitization	$ 207,200	$ 299,900
SYNNEX US revolving line of credit	95,000	10,900
SYNNEX Canada revolving line of credit	14,970	17,470
SYNNEX Canada term loan	9,162	12,368
SYNNEX Mexico term loan	20,169	47,874
Others	2,502	167
	349,003	388,679
Less: Current portion	(340,466)	(351,142)
Non-current portion	$ 8,537	$ 37,537

SYNNEX US securitization

The U.S. Arrangement allows the Company to sell up to a maximum of $350,000 in U.S. Receivables. The maturity date of the U.S. Arrangement is February 2011. The effective borrowing cost under the U.S. Arrangement is currently a blend of the prevailing dealer commercial paper rate and LIBOR plus 0.55% per annum. A fee of 0.20% per annum is payable with respect to the unused portion of the commitment.

(amounts in thousands, except per share amounts)

SYNNEX US senior secured revolving line of credit

The Company has a senior secured revolving line of credit arrangement (the "Revolver") with a group of financial institutions. The Revolver's maximum commitment was amended from $100,000 to $120,000 in April 2008. Interest on borrowings under the Revolver is currently based on the financial institution's prime rate or LIBOR plus 1.50% per annum at the Company's option. A fee of 0.30% per annum is payable with respect to the unused portion of the commitment. The Revolver is secured by the Company's inventory and its other assets (including the assets of its domestic subsidiaries, but excluding the assets of and ownership in its foreign subsidiaries) and expires in February 2011.

SYNNEX Canada revolving line of credit

SYNNEX Canada has a revolving line of credit arrangement with a credit limit of C$30,000. The revolving credit facility expires in April 2010. Interest on this facility is currently based on the Canadian adjusted prime rate. SYNNEX Canada has granted a lien on substantially all of its assets in favor of the lenders under its revolving credit facility. In connection with this revolving credit facility, the Company issued a guarantee of SYNNEX Canada's obligations, of up to C$20,000. This guarantee was terminated in October, 2008.

SYNNEX Canada term loan

SYNNEX Canada has a term loan associated with the purchase of its logistics facility in Guelph, Canada. The interest rate for any unpaid principal amount is a fixed rate of 5.374% per annum. The final maturity date for repayment of any unpaid principal is April 1, 2017.

SYNNEX Mexico secured term loan

SYNNEX de Mexico, S.A. de C.V. ("SYNNEX Mexico") established a secured term loan with a group of financial institutions in May 2006. The interest rate for any unpaid principal amount is currently the Equilibrium Interbank Interest Rate, plus 2.00% per annum. The final maturity date for repayment of all unpaid principal is November 24, 2009.

Others

SYNNEX UK has a British pound denominated loan agreement with a financial institution. The total credit available under this facility was $770 as of November 30, 2008. The interest rate on this credit facility is LIBOR plus 1.50% per annum. There were no borrowings outstanding at November 30, 2008 and 2007.

SYNNEX UK has a second British pound denominated loan agreement with a financial institution. The total credit available under this facility was $4,622 as of November 30, 2008. The interest rate for this facility is the financial institution's prime rate plus 1.50% per annum. The balance outstanding was $158 as of both November 30, 2008 and 2007.

The Company has other overdraft and lines of credit facilities. The balance outstanding as of November 30, 2008 was $2,344 and there were no outstanding balances as of November 30, 2007.

SYNNEX Canada credit facility

SYNNEX Canada obtained a credit facility with a financial institution in Canada to allow SYNNEX Canada to issue documentary letters of credit up to a maximum of C$30,000 for validity up to 180 days. The letters of

(amounts in thousands, except per share amounts)

credit are issued to secure purchases of inventory from manufacturers and to finance import activities. This facility has an overdraft limit up to a maximum amount of C$2,000 available in Canadian and U.S. dollars for a maximum of two business days to repay draws under letters of credit or letters of guarantee. SYNNEX Canada has granted a lien, in favor of the financial institution in Canada, on the inventory financed under this credit facility, all accounts receivable from the sale of such inventory, all proceeds of sale of such inventory and collection of such accounts receivable and up to C$3,000 in cash on deposit with the financial institution in Canada. In connection with this credit facility, the Company issued a guarantee of SYNNEX Canada's obligations in favor of the financial institution in Canada of up to C$20,000. Letters of credit issued against this facility were $2,754 as of November 30, 2008 and $13,880 as of November 30, 2007.

Future principal payments

Future principal payments under the above loans as of November 30, 2008 are as follows:

Fiscal Years Ending November 30,	
2009	$340,466
2010	498
2011	526
2012	555
2013	585
Thereafter	6,373
	$349,003

The total interest expense and finance charges for accounts receivable securitization, revolver, convertible debt and all other debt and lines of credit was $28,660, $30,494 and $26,902 for the years ended November 30, 2008, 2007 and 2006, respectively, and is included in "Interest expense and finance charges, net" in the consolidated statement of operations. The range of interest rates was between 1.68% and 10.67% in fiscal year 2008.

Covenants compliance

In relation to the U.S. Arrangement, the Revolver, convertible debt, the SYNNEX Canada revolving line of credit, Canadian Arrangement and the SYNNEX Mexico secured term loan, the Company has a number of covenants and restrictions that, among other things, requires the Company to comply with certain financial and other covenants and restrict its ability to incur additional debt. They also restrict the Company's ability to make or forgive intercompany loans, pay dividends and make distributions, make certain acquisitions, repurchase the Company's stock, create liens, cancel debt owed to the Company, enter into agreements with affiliates, modify the nature of the Company's business, enter into sale-leaseback transactions, make certain investments, enter into new real estate leases, transfer and sell assets, cancel or terminate any material contracts and merge or consolidate. The covenants also could limit the Company's ability to pay cash upon conversion, redemption or repurchase of its convertible debt subject to certain liquidity tests.

As of November 30, 2008, the Company was in compliance with all material covenants for the above arrangements.

(amounts in thousands, except per share amounts)

Guarantees

The Company has issued guarantees to certain vendors and lenders of its subsidiaries' for trade credit lines and loans, totaling $180,711 and $206,100 as of November 30, 2008 and 2007, respectively. The Company is obligated under these guarantees to pay amounts due should its subsidiaries not pay valid amounts owed to their vendors or lenders. The vendor guarantees are typically less than one-year arrangements, with 30-day cancellation clauses and the lender guarantees are typically for the term of the loan agreement.

NOTE 13—CONVERTIBLE DEBT:

In May 2008, the Company issued $143,750 of aggregate principal amount of its 4.0% Convertible Senior Notes due 2018 (the "Notes") in a private placement. The Notes bear interest at a rate of 4.0% per annum. Interest on the Notes is payable in cash semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2008. In addition, the Company will pay contingent interest in respect of any six-month period from May 15 to November 14 or from November 15 to May 14, with the initial six-month period commencing May 15, 2013, if the trading price of the Notes for each of the ten trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the Notes. During any interest period when contingent interest is payable, the contingent interest payable per Note is equal to 0.55% of the average trading price of the Notes during the ten trading days immediately preceding the first day of the applicable six-month interest period. The Notes mature on May 15, 2018, subject to earlier redemption, repurchase or conversion.

Holders may convert their Notes at their option at any time prior to the close of business on the business day immediately preceding the maturity date for such Notes under the following circumstances: (1) during any fiscal quarter after the fiscal quarter ended August 31, 2008 (and only during such fiscal quarter), if the last reported sale price of the Company's common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of the Notes on the last day of such preceding fiscal quarter; (2) during the five business-day period after any five consecutive trading-day period (the "Measurement Period") in which the trading price per $1 principal amount of the Notes for each day of that Measurement Period was less than 98% of the product of the last reported sale price of the common stock and the conversion rate of the Notes on each such day; (3) if the Company has called the particular Notes for redemption, until the close of business on the business day prior to the redemption date; or (4) upon the occurrence of certain corporate transactions. In addition, holders may also convert their Notes at their option at any time beginning on November 15, 2017, and ending at the close of business on the business day immediately preceding the maturity date for the Notes, without regard to the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of the common stock or a combination thereof at the Company's election. The initial conversion rate for the Notes will be 33.9945 shares of common stock per $1 principal amount of Notes, equivalent to an initial conversion price of approximately $29.42 per share of common stock. Such conversion rate will be subject to adjustment in certain events but will not be adjusted for accrued interest, including any additional interest and any contingent interest.

The Company may not redeem the Notes prior to May 20, 2013. The Company may redeem the Notes, in whole or in part, for cash on or after May 20, 2013, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to (including any additional interest and any contingent interest), but excluding, the redemption date.

(amounts in thousands, except per share amounts)

Holders may require the Company to repurchase all or a portion of their Notes for cash on May 15, 2013 at a purchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to (including any additional interest and any contingent interest), but excluding, the repurchase date. If the Company undergoes a fundamental change, holders may require it to purchase all or a portion of their Notes for cash at a price equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to (including any additional interest and any contingent interest), but excluding, the fundamental change repurchase date.

The Notes are senior, unsecured obligations of the Company and rank equally in right of payment with other senior unsecured debt and rank senior to subordinated notes, if any. The Notes effectively rank junior to any of the Company's secured indebtedness to the extent of the assets securing such indebtedness. The Notes are also structurally subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables) of the Company's subsidiaries. The net proceeds from the Notes were used for general corporate purposes and to reduce outstanding balances under the U.S. Arrangement and the Revolver.

The Notes are governed by an indenture, dated as of May 12, 2008, between the Company and U.S. Bank National Association, as trustee, which contains customary events of default.

The Notes as hybrid instruments are accounted as convertible debt and are recorded at carrying value with no separate accounting for the conversion features. The right of the holders of the Notes to require the Company to repurchase the Notes in the event of a fundamental change and the contingent interest feature would require separate measurement from the Notes; however, the amount is insignificant. The additional shares issuable following certain corporation transactions do not require bifurcation and separate measurement from the Notes.

NOTE 14—NET INCOME PER COMMON SHARE:

The following table sets forth the computation of basic and diluted net income per common share for the period indicated:

	Fiscal Years Ended November 30,		
	2008	2007	2006
Net income	$83,797	$63,127	$51,385
Weighted-average common shares-basic	31,619	30,942	29,700
Effect of dilutive securities:			
Stock options and restricted stock	1,644	1,732	2,314
Weighted-average common shares-diluted	33,263	32,674	32,014
Net income per common share-basic	$ 2.65	$ 2.04	$ 1.73
Net income per common share-diluted	$ 2.52	$ 1.93	$ 1.61

Options to purchase 113, 521 and 747 shares of common stock as of November 30, 2008, 2007 and 2006, respectively, have not been included in the computation of diluted net income per share as their effect would have been anti-dilutive.

NOTE 15—RELATED PARTY TRANSACTIONS:

The Company has a business relationship with MiTAC International Corporation ("MiTAC International"), a publicly-traded company in Taiwan that began in 1992 when it became its primary investor through its

(amounts in thousands, except per share amounts)

affiliates. As of November 30, 2008, MiTAC International and its affiliates beneficially owned approximately 40% of the Company's common stock. In addition, Matthew Miau, the Company's Chairman Emeritus of the Board of Directors, is also the Chairman of MiTAC International and a director or officer of MiTAC International's affiliates.

The Company works closely with MiTAC International to collaborate on OEM outsourcing opportunities and jointly market MiTAC International's design and electronic manufacturing services and its contract assembly capabilities. This relationship has enabled the Company to build relationships with MiTAC International's customers and it continues to work with and depend on MiTAC International to jointly serve its shared customers. The Company purchased inventories, including notebook computers, motherboards and other peripherals, from MiTAC International and its affiliates totaling approximately $261,579, $297,913 and $430,986 during fiscal years 2008, 2007 and 2006, respectively. The Company's sales to MiTAC International and its affiliates during fiscal years 2008, 2007 and 2006, totaled approximately $1,994, $1,934 and $2,288, respectively. Most of these purchases and sales were pursuant to the Company's Master Supply Agreement with MiTAC International and Sun Microsystems, one of its contract assembly customers. The Company's business relationship to date with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments.

Accordingly, the Company negotiates manufacturing, pricing and other material terms on a case-by-case basis with MiTAC International and its contract assembly customers for a given project. While MiTAC International is a related party and a controlling stockholder, the Company believes that the significant terms under these agreements, including pricing, would not materially differ from the terms it could have negotiated with unaffiliated third parties, and it has adopted a policy requiring that material transactions with MiTAC International or its related parties be approved by its Audit Committee, which is composed solely of independent directors. In addition, Mr. Miau's compensation is approved by the Nominating and Corporate Governance Committee, which is also composed solely of independent directors.

The Company remains dependent on MiTAC International as a contract assembly partner and any change in the pricing or other material terms demanded by MiTAC International could have a material adverse effect on its business, particularly its contract assembly business with Sun Microsystems.

Beneficial Ownership of the Company's Common Stock by MiTAC International.

As noted above, MiTAC International and its affiliates in the aggregate beneficially owned approximately 40% of the Company's common stock as of November 30, 2008. These shares are owned by the following entities:

MiTAC International (1)	7,752,824
Synnex Technology International Corp. (2)	5,039,244
Total	12,792,068

(1) Shares held via Silver Star Developments Ltd., a wholly-owned subsidiary of MiTAC International. Excludes 1,228,650 shares (of which 45,150 shares are directly held and 1,183,500 shares are subject to exercisable options) held by Matthew Miau.

(2) Synnex Technology International Corp. ("Synnex Technology International") is a separate entity from us and is a publicly-traded corporation in Taiwan. Shares held via Peer Development Ltd, a wholly-owned subsidiary of Synnex Technology International. MiTAC International owns a minority interest in MiTAC Incorporated, a privately-held Taiwanese company, which in turn holds a minority interest in Synnex Technology International.

While the ownership structure of MiTAC International and its affiliates is complex, it has not had a material adverse effect on the Company's business in the past, and it does not expect it to do so in the future.

During fiscal year 2007, the Company purchased shares of MiTAC International and one of its affiliates related to the deferred compensation plan of Robert Huang, its then President and Chief Executive Officer. During fiscal year 2008, the Company purchased additional shares of MiTAC International related to Mr. Huang's deferred compensation plan. As of November 30, 2008, the value of the investment was $1,242. Except as described herein, none of the Company's officers or directors has an interest in MiTAC International or its affiliates.

Synnex Technology International is a publicly-traded corporation in Taiwan that currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of the Company. Neither MiTAC International nor Synnex Technology International is restricted from competing with the Company.

NOTE 16—SEGMENT INFORMATION:

Description of Segments

Operating segments are based on products and services provided by each segment, internal organization structure, the manner in which operations are managed, the criteria used by the CODM to assess the segment performance as well as resources allocation and the availability of discrete financial information. During fiscal year 2008, the Company changed its business strategy on managing its operations which prompted it to change its internal organization structure, resource allocation and measurement of its financial performance. The change in the business strategy enabled the Company to focus on providing a full range of distribution and GBS services offerings to its customers which resulted in two segments. Accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The distribution services segment distributes computer systems and complementary products to a variety of customers, including value-added resellers, system integrators, retailers, as well as provides assembly services to OEMs, including integrated supply chain management, build-to-order and configure-to-order system configurations, materials management and logistics.

The GBS services segment offers a range of services to the Company's customers that include customer management, software development, web hosting, hosted software, domain name registration, and back office processing on a global platform. The Company delivers these services through various methods including voice, chat, web, email, and digital print. The Company also sells products complementary to these service offerings in China.

(amounts in thousands, except per share amounts)

Summarized financial information related to the Company's reportable business segments as of November 30, 2008, 2007 and 2006, and for each of the years then ended is shown below:

	Distribution	GBS	Inter-Segment Elimination	Consolidated
Fiscal Year ended November 30, 2006:				
Revenue	$6,316,332	$ 39,639	$(12,457)	$6,343,514
Income from operations before non-operating items, income taxes and minority interest	92,482	3,760	—	96,242
Depreciation and amortization expense	8,911	870	—	9,781
Total assets	1,356,999	35,681	(9,946)	1,382,734
Fiscal Year ended November 30, 2007:				
Revenue	$6,938,926	$ 82,722	$(17,528)	$7,004,120
Income from operations before non-operating items, income taxes and minority interest	103,088	9,059	—	112,147
Depreciation and amortization expense	10,860	4,905	—	15,765
Total assets	1,841,369	117,818	(72,084)	1,887,103
Fiscal Year ended November 30, 2008:				
Revenue	$7,674,048	$113,998	$(19,816)	$7,768,230
Income from operations before non-operating items, income taxes and minority interest	138,826	13,022	—	151,848
Depreciation and amortization expense	11,676	7,088	—	18,764
Total assets	1,951,024	165,648	(83,792)	2,032,880

The inter-segment eliminations relate to the inter-segment back office support between the GBS and distribution segments and inter-segment investments.

Segment by Geography

The Company primarily operates in North America. The United States and Canada are included in the "North America" operations and China, Mexico, Japan, the Philippines and the UK are included in "Other" operations. Shown below is summarized financial information related to the geographic areas in which the Company operated in fiscal years 2008, 2007 and 2006 and for each of the periods then ended:

	Fiscal years ended November 30,		
	2008	2007	2006
Revenue			
North America	$7,576,536	$6,786,571	$6,077,786
Other	191,694	217,549	265,728
	$7,768,230	$7,004,120	$6,343,514

	As of	
	November 30, 2008	November 30, 2007
Long-lived assets		
North America	$ 73,397	$ 55,719
Other	37,517	22,630
	$ 110,914	$ 78,349

(amounts in thousands, except per share amounts)

Revenue in the United States was approximately 79%, 78%, and 79% of total revenue for fiscal years 2008, 2007 and 2006, respectively. Revenue in Canada was approximately 18%, 19%, and 17% of total revenue for fiscal years 2008, 2007 and 2006, respectively. No other country or region accounted for more than 10% of the Company's total revenue.

NOTE 17—ACQUISITIONS:

On April 1, 2008, the Company purchased substantially all of the assets of New Age, a privately-held distributor of IT and consumer electronics products to the retail sector. The Company expects this acquisition will expand its consumer electronics distribution business. The Company paid a purchase price of $31,500 in cash and an additional $11,750 was accrued, to be paid subject to compliance with certain post-closing conditions. As of November 30, 2008 the Company paid $9,616 of the accrual in full settlement of the additional payment. The acquisition agreement provides for additional earn-out payments of up to $11,000 to be paid subject to achieving certain milestones during the first twelve months after the date of acquisition. In connection with the net assets acquired, the Company refinanced approximately $84,003 in working capital debt. The New Age business has been fully integrated into the Company's distribution segment.

The purchase price allocation based on the estimated fair value of assets acquired and liabilities assumed is as follows:

	Fair Value
Purchase consideration	
Cash paid	$ 41,116
Transaction cost	125
	$ 41,241
Allocation	
Cash	$ 11,164
Accounts receivable	69,747
Inventories	72,073
Program receivable	4,642
Fixed assets	1,248
Prepaid expenses and other assets	648
Goodwill	18,684
Intangible assets (1)	12,253
Accounts payable	(54,076)
Accrued liabilities	(10,937)
Lease obligations	(202)
Loan payable	(84,003)
	$ 41,241

(1) Intangible assets will be amortized over a period of ten years.

(amounts in thousands, except per share amounts)

The following unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of New Age had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributable to transactions that are factually supportable and expected to have a continuing impact. The pro forma results contained in the table below include pro forma adjustments for amortization of acquired intangibles and depreciation expense.

	Pro Forma Basis for Fiscal Years Ended	
	November 30, 2008	November 30, 2007
Revenue	$8,067,882	$7,900,334
Net income	84,673	68,295
Net income per common share-basic	$ 2.68	$ 2.21
Net income per common share-diluted	2.55	2.09

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the beginning of the periods presented, nor is it necessarily indicative of future operating results.

Other fiscal year 2008 acquisitions

The Company's other fiscal year 2008 acquisitions, which were all in the Company's GBS segment, were not significant individually or in the aggregate. In the second quarter of fiscal year 2008, the Company acquired three companies for an estimated total cash consideration of approximately $2,954.

Acquisitions during the fiscal year ended November 30, 2007

On February 20, 2007, the Company acquired all of the outstanding capital stock of SYNNEX-Concentrix Corporation, based in Manila, Philippines for approximately $25,000 in cash. The acquisition agreement allowed for an earn-out payment of an additional $5,000 to be paid if certain milestones were met in the first year after the acquisition. As of November 30, 2008, an earn-out payment of $4,000 was paid in full settlement. SYNNEX-Concentrix Corporation is a technical support and contact center that delivers voice, e-mail and technical chat support as well as other value-added services. The SYNNEX-Concentrix Corporation acquisition is consistent with the Company's strategy to broaden its GBS offerings and increases its contact center expertise. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net tangible assets acquired was $7,574, intangible assets was $3,100, and the remainder of the purchase price over the fair value of identifiable assets acquired of $18,326 has been recognized as goodwill. The SYNNEX-Concentrix Corporation business has been fully integrated into the Company's GBS segment.

On February 27, 2007, the Company acquired the assets of PC Wholesale, a division of Insight Direct USA, Inc., a wholly-owned subsidiary of Insight Enterprises, Inc. The Company paid a purchase price of $28,876 in cash. PC Wholesale is an IT distributor with special focus on end-of-life and refurbished equipment that is complementary to the Company's core distribution business. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net tangible assets acquired was $18,879, intangible assets was $2,900, and the remainder of the purchase price over the fair value of identifiable assets acquired of $7,100 has been recognized as goodwill. The PC-Wholesale business has been fully integrated into the Company's distribution segment.

(amounts in thousands, except per share amounts)

On April 5, 2007, the Company purchased approximately 86% of the equity interest in China Civilink (Cayman) for $30,000 in cash. The acquisition agreement provided for a payment of up to $2,000 to the then selling shareholders, if certain milestones were met by December 31, 2007. $2,000 was paid in connection with the milestones achievement. China Civilink (Cayman) operates in China as HiChina Web Solutions. HiChina Web Solutions, which is based in Beijing, China, provides Internet services such as domain name registration and web hosting. The acquisition of HiChina Web Solutions further supports the Company's strategy to grow its GBS offerings by providing access to an established customer base in China. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net tangible assets acquired was $5,863, intangible assets was $3,000, and the remainder of the purchase price over the fair value of identifiable assets acquired of $23,137 has been recognized as goodwill. The HiChina Web Solutions business has been fully integrated into the Company's GBS segment.

On May 1, 2007, SYNNEX Canada acquired substantially all of the assets of the Redmond Group of Companies ("RGC"), including AVS Technologies, an independent distributor of consumer electronics. Total consideration for the purchased assets, net of assumed debt of $11,851, was approximately $26,561 in cash and transaction costs of $235. Of this amount, approximately $3,062 was payable subject to confirmation of net tangible assets acquired, primarily related to accounts receivable and inventory. The acquisition agreement allowed for an additional $440 to be paid if certain milestones were met in the first 13 months following the closing date. These milestones were not achieved; hence, no payment was made. The acquisition of RGC further supports SYNNEX Canada's expansion in its consumer electronics distribution. The RGC business has been fully integrated within SYNNEX Canada. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net assets acquired was $10,588 and the remainder of the purchase price over the fair value of identifiable assets acquired of $15,974 has been recognized as goodwill. At the time of the acquisition of RGC, the Company determined that this transaction was not a significant acquisition. However, upon further review, the Company determined that it was a significant acquisition, and accordingly, the Company filed a Form 8-K reporting for the RGC acquisition. The RGC business has been fully integrated into the Company's distribution segment.

The following unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of RGC had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributable to transactions that are factually supportable and expected to have a continuing impact. The pro forma results contained in the table below include pro forma adjustment for additional finance charges related to the financing of the purchase consideration of the acquisition. The pro forma results may not reflect future performance.

	Pro Forma Basis for Fiscal Years Ended	
	November 30, 2007	November 30, 2006
Revenue	$7,050,925	$6,592,621
Net Income (1)	59,091	29,382
Net income per common share-basic	$ 1.91	$ 0.99
Net income per common share-diluted	1.81	0.92

(1) Net income for the fiscal year ended November 30, 2006 includes an impairment loss on goodwill and intangible assets of $16.5 million prior to the acquisition of RGC.

(amounts in thousands, except per share amounts)

The above acquisitions, excluding RGC, individually and in the aggregate, did not meet the conditions of a material business combination and they were not subject to the disclosure requirements of SFAS No. 141. The Consolidated Financial Statements include the operating results of each business from the date of acquisition.

Building Acquisition

On March 9, 2007, SYNNEX Canada completed the purchase of a new logistics facility in Guelph, Canada. The facility is approximately six hundred twenty thousand square feet. The total purchase price for this facility was approximately $12,500. As of November 30, 2008, SYNNEX Canada completed consolidating multiple existing Ontario, Canada area facilities into this facility.

NOTE 18—RESTRUCTURING CHARGES:

In fiscal year 2008, in connection with the acquisition of New Age, the Company recorded liabilities of $601 under EITF No. 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination" ("EITF 95-3"). The measures, which included workforce reductions and facilities consolidation, were intended to align the Company's capacity and infrastructure, and utilize synergies within the business to provide more cost effective services to the Company's customers. These charges were primarily associated with workforce reductions of $435 and facilities consolidation of $166.

Restructuring charges per EITF 95-3:

	Severance and Benefits	Facility and Exit Costs	Total
Accrual on April 1, 2008	$ 435	$ 166	$ 601
Cash payments	(435)	(166)	(601)
Balance of accrual at November 30, 2008	$ —	$ —	$ —

In fiscal year 2007, in connection with the acquisition of RGC, the Company announced a restructuring program in Canada. The measures, which included workforce reductions, facilities consolidation and other related expenses, were intended to align the Company's capacity and infrastructure, and utilize synergies within the business to provide more cost effective services to the Company's customers. During fiscal year 2007, the Company accrued $2,358 in restructuring costs against goodwill related to the RGC acquisition in Canada under EITF 95-3. These charges were primarily associated with facilities consolidation of $1,050, workforce reductions of $691 and contract termination costs of $617.

In fiscal year 2007, in conjunction with the above, the Company recorded $2,744 for the restructuring and consolidation of its Canadian operations as a result of the acquisition of RGC and the purchase of a new logistics facility in Guelph, Canada in March 2007. These charges were primarily associated with $1,107 for facilities consolidation, $508 for workforce reductions, and $278 for other costs. These charges were recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). The majority of all employees' terminations were completed by November 30, 2007. The Company recorded an impairment loss of $851 included in the above $2,744 restructuring cost for a property located in Ontario, Canada, that was held for sale, based on the fair value less costs to sell in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The net book value of the property was $1,699 and $2,149 at November 30, 2008 and 2007, respectively.

(amounts in thousands, except per share amounts)

The following table summarizes the activity related to the liability for restructuring charges through November 30, 2008:

Restructuring charges per EITF 95-3:

	Severance and Benefits	Facility and Exit Costs	Contractual Obligations	Other	Total
Balance of accrual at November 30, 2007	$ 120	$1,050	$ 219	$ 23	$1,412
Cash payments	(95)	(748)	—	—	(843)
Non cash charges	(25)	—	(219)	(23)	(267)
Balance of accrual at November 30, 2008	$ —	$ 302	$ —	$ —	$ 302

Restructuring charges per SFAS No. 146:

	Severance and Benefits	Facility and Exit Costs	Other	Total
Balance of accrual at November 30, 2007	$ 8	$ 489	$ 37	$ 534
Cash payments	(8)	(395)	(40)	(443)
Non cash charges	—	(47)	6	(41)
Balance of accrual at November 30, 2008	$ —	$ 47	$ 3	$ 50

The unpaid portion of the restructuring charges is included in the consolidated balance sheet under the caption "Accrued liabilities." The above restructuring charges are incurred in the distribution segment.

The cash payments for all the amounts accrued related with restructuring activities will be paid out by the end of fiscal year 2009.

NOTE 19—FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Company adopted SFAS No. 157 effective December 1, 2007 for financial assets and liabilities measured on a recurring basis. SFAS No. 157 applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. SFAS No. 157 establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements to be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

(amounts in thousands, except per share amounts)

There was no impact for the adoption of SFAS No. 157 to the Consolidated Financial Statements. The following table summarizes the valuation of the Company's short-term investments and financial instruments by the above SFAS No. 157 categories as of November 30, 2008:

	November 30, 2008			
	Total	Quoted market prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Trading securities	$ 6,072	$ 6,072	$ —	$ —
Available-for-sale securities	142	142	—	—
Forward foreign currency exchange contracts	2,058	—	2,058	—
Long-term accounts receivable	34,245	—	34,245	—

The Company's investments in trading and available-for-sale securities are recorded at fair value based on quoted market prices. The forward exchange contracts are primarily measured based on the foreign currency spot and forward rates quoted by the banks or foreign currency dealers. The fair value of long-term accounts receivable is based on customer rating and creditworthiness.

The Company recorded a realized gain of $15,380 and an unrealized loss of $3,157 for the fiscal year ended November 30, 2008, under "Other income (expense), net" in the consolidated statement of operations for the changes in the fair value of its financial instruments for trading securities and forward foreign currency exchange contracts. For the fiscal year ended November 30, 2007 the Company recorded a realized loss of $8,374 and an unrealized gain of $2,557. For the fiscal year ended November 30, 2006, the Company recorded a realized gain of $941 and an unrealized gain of $1,024.

The following table presents the financial instruments that are not carried at fair value but which require fair value disclosure as of November 30, 2008 and 2007:

	As of November 30, 2008		As of November 30, 2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cost investments	$ 7,439	$ 7,439	$ 7,779	$ 7,779
Long-term debt	8,537	8,537	37,537	37,537
Convertible debt	143,750	87,270	—	—

The Company's investments accounted for under the cost method consist of equity securities in a private entity, investments in a hedge fund, and investments in a private equity fund. The fair value of the investments in a hedge fund and private equity fund was determined by analyzing the underlying invested assets. The fair value of the equity securities is based on a valuation model developed internally to measure impairment primarily based on the operating results and future earning prospects of the investee. The carrying value of long-term debt approximates fair value since current interest rates offered to the Company for debt of similar terms and maturities are approximately the same. The fair value of convertible debt is based on the closing price of the convertible debt traded in a limited trading market.

The carrying value of other financial instruments, including cash, accounts receivable, accounts payable and short-term debt approximate fair value due to their short maturities or variable-rate nature of the respective borrowings.

(amounts in thousands, except per share amounts)

The Company monitors its investments for impairment by considering current factors, including the economic environment, market conditions, operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary. Any impairment loss is reported under "Other income (expense), net" in the consolidated statement of operations.

The Company has adopted SFAS No. 159 effective December 1, 2007. The Company has not elected the fair value option for its financial instruments. The Company has reclassified all cash flows related to securities classified as trading from operating to investing activities in its consolidated statement of cash flows to reflect the nature of the investments in accordance with paragraph 16 of SFAS No. 159. The cash flows from the purchase and proceeds of $6,015 and $5,805, respectively, for trading securities, were reclassified from operating activities to investing activities for the fiscal year ended November 30, 2007. The cash flows from the purchase and proceeds of $15,300 and $28,367, respectively, for trading securities, were reclassified from operating activities to investing activities for the fiscal year ended November 30, 2006.

NOTE 20—COMMITMENTS AND CONTINGENCIES:

The Company leases its facilities under operating lease agreements, which expire in various periods through 2014. Future minimum rental obligations under non-cancelable lease agreements as of November 30, 2008 were as follows:

Fiscal Years Ending November 30,	
2009	$17,844
2010	18,077
2011	17,187
2012	16,198
2013	14,668
thereafter	10,943
Total minimum lease payments	$94,917

Rent expense for the years ended November 30, 2008, 2007 and 2006 amounted to $16,220, $13,983 and $9,393, respectively.

The Company was contingently liable at November 30, 2008, under agreements to repurchase repossessed inventory acquired by Flooring Companies as a result of default on floor plan financing arrangements by the Company's customers. These arrangements are described in Note 11—Accounts Receivable Arrangements. Losses, if any, would be the difference between the repossession cost and the resale value of the inventory. There have been no repurchases through November 30, 2008 under these agreements, nor is the Company aware of any pending customer defaults or repossession obligations.

The Company is from time to time involved in various bankruptcy preference actions where the Company was a supplier to the companies now in bankruptcy. These preference actions are filed by the bankruptcy trustee on behalf of the bankrupt estate and generally seek to have payments made by the debtor within 90 days prior to the bankruptcy returned to the bankruptcy estate for allocation among all of the bankrupt estate's creditors. The Company is not aware of any currently pending preference actions.

The Company does not believe that these proceedings will have a material adverse effect on the Company's results of operations, financial position or cash flows.

(amounts in thousands, except per share amounts)

NOTE 21—LEGAL SETTLEMENT:

In May 2002, Seanix Technology Inc. filed a trademark infringement action in the Federal Court of Canada against the Company and SYNNEX Canada. The suit claimed that the Company and SYNNEX Canada infringed on Seanix's exclusive rights to its Canadian trademark registration and caused confusion between the companies resulting from, among other things, the Company's and SYNNEX Canada's use of trademarks confusingly similar to the Seanix trademarks. The complaint sought injunctive relief and monetary damages. In April 2008, the matter was settled on terms that were not material to the Company or SYNNEX Canada.

NOTE 22—RISK AND UNCERTAINTIES:

The Company operates in a highly competitive industry and is subject to various risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to differ materially from expectations include, but are not limited to, significant dependence on certain key vendors and dependence on financing for our working capital needs.

NOTE 23—SUBSEQUENT EVENTS:

The Company amended and restated its U.S. accounts receivable securitization program (the "U.S. Amended and Restated Arrangement") on January 23, 2009 to replace the lead bank and agent. The U.S. Amended and Restated Arrangement has a maturity date of January 2010 and may be renewed upon the mutual agreement of the Company and the lenders. The Company continues to sell a maximum of $350,000 U.S. Receivables. The Company's effective borrowing cost under the U.S. Amended and Restated Arrangement is the prevailing dealer and commercial paper rate plus 1.50% per annum.

The Company also amended and restated its U.S. senior secured revolving line of credit arrangement (the "Amended and Restated Revolver") with a group of financial institutions on January 23, 2009 to replace the lead bank and agent. The Amended and Restated Revolver is secured by inventory and other assets and expires in February 2011. The Amended and Restated Revolver's maximum commitment was also amended to $80,000. Interest on borrowings under the Amended and Restated Revolver is based on the financial institution's prime rate or LIBOR plus 2.50% at the Company's option. The Amended and Restated Revolver was further amended to require the Company to achieve certain conditions in the event the U.S. Amended and Restated Arrangement is not renewed or a binding commitment is not in place to replace or renew the same.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

The following table presents selected unaudited consolidated financial results for each of the eight quarters in the two-year period ended November 30, 2008. In the Company's opinion, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting of only normal recurring adjustments) necessary for a fair statement of the financial information for the periods presented.

	Fiscal 2008 Three Months Ended				Fiscal 2007 Three Months Ended			
	Feb. 29, 2008	May 31, 2008	Aug. 31, 2008	Nov. 30, 2008	Feb. 28, 2007	May 31, 2007	Aug. 31, 2007	Nov. 30, 2007
	(in thousands)							
Statement of Operations Data:								
Revenue	$ 1,748,574	$ 1,878,072	$ 2,045,689	$ 2,095,895	$ 1,588,276	$ 1,684,808	$ 1,760,360	$ 1,970,676
Cost of revenue	(1,652,724)	(1,777,267)	(1,932,790)	(1,973,530)	(1,513,852)	(1,600,563)	(1,669,134)	(1,865,189)
Gross profit	95,850	100,805	112,899	122,365	74,424	84,245	91,226	105,487
Selling, general and administrative expenses	(63,070)	(69,133)	(73,394)	(74,474)	(49,481)	(58,433)	(66,704)	(68,617)
Income from operations before non-operating items, income taxes and minority interest	32,780	31,672	39,505	47,891	24,943	25,812	24,522	36,870
Interest expense and finance charges, net	(4,167)	(3,310)	(3,137)	(3,817)	(3,058)	(3,695)	(3,472)	(4,649)
Other income (expense), net	(2,046)	581	(1,787)	(4,579)	158	904	(132)	463
Income from operations before income taxes and minority interest	26,567	28,943	34,581	39,495	22,043	23,021	20,918	32,684
Provision for income taxes	(9,551)	(10,275)	(12,427)	(12,843)	(8,168)	(8,288)	(6,452)	(12,259)
Minority interest in subsidiaries	(188)	(158)	(94)	(253)	—	(62)	(70)	(240)
Net income	$ 16,828	$ 18,510	$ 22,060	$ 26,399	$ 13,875	$ 14,671	$ 14,396	$ 20,185
Earnings per share:								
Basic	$ 0.54	$ 0.59	$ 0.70	$ 0.83	$ 0.45	$ 0.47	$ 0.46	$ 0.65
Diluted	$ 0.51	$ 0.56	$ 0.66	$ 0.80	$ 0.43	$ 0.45	$ 0.44	$ 0.61
Weighted-average common shares outstanding-basic	31,377	31,543	31,665	31,887	30,548	30,896	31,076	31,247
Weighted-average common shares outstanding-diluted	33,043	33,256	33,657	33,095	32,372	32,657	32,742	32,892

Earning per share ("EPS") for each quarter is computed using the weighted-average number of shares outstanding during that quarter, while EPS for the fiscal year is computed using the weighted-average of shares outstanding during the fiscal year. Thus, the sum of EPS for each of the four quarters may not equal the EPS for the fiscal year.

SYNNEX CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Fiscal Years Ended November 30, 2008, 2007 and 2006
(in thousands)

Description	Balance at Beginning of Fiscal Year	Additions Charged to Revenue and COGS and Expense	Additions from Acquisitions	Reclassifications, Write-offs and Deductions	Balance at Fiscal Year End
Fiscal Year Ended November 30, 2006					
Allowance for sales returns	$13,397	$3,719	$ —	$ —	$17,116
Allowance for deferred tax assets	2,178	1,607	—	(2,178)	1,607
Fiscal Year Ended November 30, 2007					
Allowance for sales returns	$17,116	$1,416	$ —	$ 2,136	$20,668
Allowance for deferred tax assets	1,607	645	—	—	2,252
Fiscal Year Ended November 30, 2008					
Allowance for sales returns	$20,668	$ 974	$ —	$ —	$21,642
Allowance for deferred tax assets	2,252	396	1,351	—	3,999

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Co-Chief Executive Officers and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Co-Chief Executive Officers and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting in Item 8 is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with management's evaluation during our last fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this item (with respect to Directors) is incorporated by reference from the information under the caption "Election of Directors" contained in our Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for our 2009 Annual Meeting of Stockholders to be held on March 24, 2009 (the "Proxy Statement"). Certain information required by this item concerning executive officers is set forth in Part I of this Report under the caption "Executive Officers of the Registrant."

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. This information is contained in the section called "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

The Company has adopted a code of ethics that applies to all of the Company's employees, including its principal executive officer, its principal financial officer, its controller and persons performing similar functions. This code of ethics, called a Code of Ethics and Business Conduct for Employees, Officers and Directors, is available free of charge on the Company's public website (www.synnex.com) on the investor relations webpage. Future amendments or waivers relating to the code of ethics will be disclosed on the webpage referenced in this paragraph within five (5) business days following the date of such amendment or waiver.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference from the information under the captions "Election of Directors—Directors' Compensation," "Executive Compensation," and "Election of Directors—Compensation Committee Interlocks and Insider Participation" contained in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item with respect to security ownership of certain beneficial owners and management is incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" contained in the Proxy Statement.

Equity Compensation Plan Information

The following table sets forth certain information regarding our equity compensation plans as of November 30, 2008:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	5,043,793	$11.89	2,583,894(1)(2)

(1) Includes the number of shares reserved for issuance under our Amended and Restated 2003 Stock Incentive Plan. The number of shares authorized for issuance under our Amended and Restated 2003 Stock Incentive Plan will not exceed the sum of (1) the number of shares subject to outstanding options granted under our 1997 Stock Option Plan/Stock Issuance Plan, our Special Executive Stock Option/Stock Issuance Plan and our 1993 Stock Option Plan outstanding, to the extent those options expire, terminate or are cancelled for

any reason prior to being exercised, plus (2) 5,506,649 shares of common stock; provided, however, that the number of authorized shares under our Amended and Restated 2003 Stock Incentive Plan will not exceed 14,111,761 shares of common stock. Refer to Note 4, Stockholders' Equity of the Notes to Consolidated Financial Statements in Item 8 for further information regarding the Amended and Restated 2003 Stock Incentive Plan.

(2) Includes 500,000 shares available-for-sale pursuant to our 2003 Employee Stock Purchase Plan (as amended). Shares of common stock will be purchased at a price equal to 95% of the fair market value per share of common stock on either the first trading day of the offering period or on the last trading day of the accumulation period, whichever is less. Refer to Note 4, Stockholders' Equity of the Notes to Consolidated Financial Statements in Item 8 for further information regarding the 2003 Employee Stock Purchase Plan.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this item is incorporated by reference from the information contained under the caption "Certain Relationships and Related Party Transactions" contained in the Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is incorporated by reference from the information contained under the caption "Ratification of the Appointment of Independent Registered Public Accountants" contained in the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Documents filed as part of this report:

(1) Financial Statements

See Index under Item 8.

(2) Financial Statements Schedule

See Index under Item 8.

(3) Exhibits

See Item 15(b) below. Each compensatory plan required to be filed has been identified.

(b) Exhibits.

Exhibit Number	Description of Document
2.1	Acquisition Agreement, dated March 27, 2007, by and among RGC Canada Ltd., Redmond Group of Companies LP, 2064862 Ontario Inc., AVS Technologies Limited Partnership and SYNNEX Canada Limited (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 10, 2007).
2.2	Amending Agreement, dated April 30, 2007, by and among RGC Canada Ltd., Redmond Group of Companies LP, 2064862 Ontario Inc., AVS Technologies Limited Partnership and SYNNEX Canada Limited (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on October 10, 2007).
3(i).1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i).3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
3(ii).2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3(ii).1 to the Company's Current Report on Form 8-K filed on April 2, 2008).
4.1	Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
4.2	Indenture related to the 4.0% Convertible Senior Notes due 2018, dated as of May 12, 2008, between SYNNEX Corporation and U.S. Bank National Association, as trustee (including form of 4.0% Convertible Senior Note due 2018) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 16, 2008).
10.1#	Amended and Restated 2003 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.2#	Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.3#	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.4	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).

Exhibit Number	Description of Document
10.5	Registration Rights Agreement dated as of July 1, 2002 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.6	Standard Industrial Lease dated December 5, 1996, between the Company and Alexander & Baldwin, Inc. (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.7	First Amendment to Lease, dated May 24, 1999, between the Company and Bedford Property Investors, Inc. (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.8	Second Amendment to Lease, dated March 30, 2001, between the Company and Bedford Property Investors, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.9#	Form of Change of Control Severance Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.10	HP U.S. Business Development Partner Agreement dated November 6, 2003, between the Company and Hewlett-Packard Company (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.11	Master External Manufacturing Agreement, dated August 28, 1999, by and among the Company, MiTAC International Corporation and Sun Microsystems, Inc., including amendments thereto (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.12	Joint Sales and Marketing Agreement, dated May 6, 2002, between the Company and MiTAC International Corporation (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.13	Master Agreement and Plan of Reorganization among the Company, SYNNEX, K.K. and MCJ Co., Ltd. dated March 29, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2005).
10.14#	Employment Agreement dated February 7, 2006, between the Company and Robert Huang (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 13, 2006).
10.15#	Employment Agreement dated July 14, 2004, by and between the Company and Jim Estill (incorporated by reference to Exhibit 10.14 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.16	Second Amended and Restated Credit Agreement dated as of February 12, 2007 by and among the Company, the lenders signatory thereto from time to time, and General Electric Capital Corporation, a Delaware corporation (incorporated by reference to Exhibit 10.15 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.17	Second Amended and Restated Receivables Sale and Servicing Agreement, dated as of February 12, 2007, among the Originator, the Servicer and SIT Funding Corporation (incorporated by reference to Exhibit 10.16 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.18	Second Amended and Restated Receivables Funding and Administration Agreement, dated as February 12, 2007, among SIT Funding Corporation, the lenders party thereto and General Electric Capital Corporation (incorporated by reference to Exhibit 10.17 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).

Exhibit Number	Description of Document
10.19	Offer Letter, dated as of March 23, 2007, between Thomas C. Alsborg and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report filed on Form 8-K on March 28, 2007).
10.20	Master Supply Agreement dated as of May 16, 2007, by and among Sun Microsystems, Inc. and Sun Microsystems International B.V. and MiTAC International Corporation and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 22, 2007).
10.21#	Amendment to Employment Agreement, dated as of February 7, 2006, by and between the Company and Robert Huang (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.22#	Amendment to SYNNEX Corporation Change of Control Severance Plan (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.23#	SYNNEX Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2005 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.24	Amendment No. 7, dated as of May 5, 2008, to Second Amended and Restated Receivables Sale and Servicing Agreement, dated as of February 12, 2007, by and among the Company, SIT Funding Corporation, Sumitomo Mitsui Banking Corporation, Manhattan Asset Funding Company LLC and General Electric Capital Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 9, 2008).
10.25	Amendment No. 12, dated as of May 5, 2008, to Second Amended and Restated Credit Agreement, dated as of February 12, 2007, by and among the Company, General Electric Capital Corporation, Bank of America, N.A. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 9, 2008).
10.26	Omnibus Amendment No. 11 and Limited Waiver, dated as of April 1, 2008, to Second Amended and Restated Credit Agreement, dated as of February 12, 2007, by and among the Company, General Electric Capital Corporation, Bank of America, N.A. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 7, 2008).
10.27#	Offer Letter, dated as of March 27, 2008, by and between the Company and Kevin Murai (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 2, 2008).
10.28	Amendment No. 4, effective as of February 11, 2008, to Second Amended and Restated Receivables Sale and Servicing Agreement and Second Amended and Restated Receivables Funding and Administration Agreement, by and among the Company, SIT Funding Corporation, Sumitomo Mitsui Banking Corporation, Manhattan Asset Funding Company LLC and General Electric Capital Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 15, 2008).
10.29	Amendment No. 8, effective as of February 11, 2008, to Second Amended and Restated Credit Agreement, 2008, by and among the Company, General Electric Capital Corporation, Bank of America, N.A. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 15, 2008).
10.30	Asset Purchase Agreement dated February 25, 2008, by and among the Company and New Age Electronics, Inc., a California corporation (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 2008).

Exhibit Number	Description of Document
10.31	First Amendment to Asset Purchase Agreement dated March 31, 2008, by and among the Company and New Age Electronics, Inc., a California corporation (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 2008).
10.32	Amendment to the Amended and Restated 2003 Stock Incentive Plan, dated November 21, 2008.
10.33	Third Amended and Restated Credit Agreement, dated as of January 23, 2009, by and among the Company, the lenders signatory thereto from time to time, and Bank of America, N.A.
10.34	Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of January 23, 2009, among the Originator, the Servicer and SIT Funding Corporation.
10.35	Third Amended and Restated Receivables Funding and Administration Agreement, dated as January 23, 2009, among SIT Funding Corporation, the lenders party thereto and Bank of America, N.A.
21.1	Subsidiaries of the Company.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 92 of this Form 10-K).
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1*	Statement of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

# Indicates management contract or compensatory plan or arrangement.

* In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

(c) Financial Statement Schedules.

See Index under Item 8.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2009

SYNNEX CORPORATION

By: /s/ KEVIN MURAI
Kevin Murai
President and Chief Executive Officer

Form 10-K

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin Murai and Thomas Alsborg, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ KEVIN MURAI **Kevin Murai**	President and Chief Executive Officer (Principal Executive Officer) and Director	January 26, 2009
/s/ THOMAS ALSBORG **Thomas Alsborg**	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	January 26, 2009
/s/ ROBERT HUANG **Robert Huang**	Chairman of the Board	January 26, 2009
/s/ MATTHEW MIAU **Matthew Miau**	Chairman Emeritus of the Board	January 26, 2009
/s/ FRED BREIDENBACH **Fred Breidenbach**	Director	January 26, 2009
/s/ JAMES VAN HORNE **James Van Horne**	Director	January 26, 2009
/s/ GREGORY QUESNEL **Gregory Quesnel**	Director	January 26, 2009
/s/ DWIGHT STEFFENSEN **Dwight Steffensen**	Director	January 26, 2009
/s/ DUANE ZITZNER **Duane Zitzner**	Director	January 26, 2009

EXHIBIT INDEX

Exhibit Number	Description of Document
2.1	Acquisition Agreement, dated March 27, 2007, by and among RGC Canada Ltd., Redmond Group of Companies LP, 2064862 Ontario Inc., AVS Technologies Limited Partnership and SYNNEX Canada Limited (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 10, 2007).
2.2	Amending Agreement, dated April 30, 2007, by and among RGC Canada Ltd., Redmond Group of Companies LP, 2064862 Ontario Inc., AVS Technologies Limited Partnership and SYNNEX Canada Limited (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on October 10, 2007).
3(i).1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i).3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
3(ii).2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3(ii).1 to the Company's Current Report on Form 8-K filed on April 2, 2008).
4.1	Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
4.2	Indenture related to the 4.0% Convertible Senior Notes due 2018, dated as of May 12, 2008, between SYNNEX Corporation and U.S. Bank National Association, as trustee (including form of 4.0% Convertible Senior Note due 2018) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 16, 2008).
10.1#	Amended and Restated 2003 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.2#	Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.3#	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.4	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.5	Registration Rights Agreement dated as of July 1, 2002 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.6	Standard Industrial Lease dated December 5, 1996, between the Company and Alexander & Baldwin, Inc. (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.7	First Amendment to Lease, dated May 24, 1999, between the Company and Bedford Property Investors, Inc. (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.8	Second Amendment to Lease, dated March 30, 2001, between the Company and Bedford Property Investors, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.9#	Form of Change of Control Severance Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).

Exhibit Number	Description of Document
10.10	HP U.S. Business Development Partner Agreement dated November 6, 2003, between the Company and Hewlett-Packard Company (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.11	Master External Manufacturing Agreement, dated August 28, 1999, by and among the Company, MiTAC International Corporation and Sun Microsystems, Inc., including amendments thereto (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.12	Joint Sales and Marketing Agreement, dated May 6, 2002, between the Company and MiTAC International Corporation (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.13	Master Agreement and Plan of Reorganization among the Company, SYNNEX, K.K. and MCJ Co., Ltd. dated March 29, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2005).
10.14#	Employment Agreement dated February 7, 2006, between the Company and Robert Huang (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 13, 2006).
10.15#	Employment Agreement dated July 14, 2004, by and between the Company and Jim Estill (incorporated by reference to Exhibit 10.14 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.16	Second Amended and Restated Credit Agreement dated as of February 12, 2007 by and among the Company, the lenders signatory thereto from time to time, and General Electric Capital Corporation, a Delaware corporation (incorporated by reference to Exhibit 10.15 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.17	Second Amended and Restated Receivables Sale and Servicing Agreement, dated as of February 12, 2007, among the Originator, the Servicer and SIT Funding Corporation (incorporated by reference to Exhibit 10.16 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.18	Second Amended and Restated Receivables Funding and Administration Agreement, dated as February 12, 2007, among SIT Funding Corporation, the lenders party thereto and General Electric Capital Corporation (incorporated by reference to Exhibit 10.17 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.19	Offer Letter, dated as of March 23, 2007, between Thomas C. Alsborg and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report filed on Form 8-K on March 28, 2007).
10.20	Master Supply Agreement dated as of May 16, 2007, by and among Sun Microsystems, Inc. and Sun Microsystems International B.V. and MiTAC International Corporation and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 22, 2007).
10.21#	Amendment to Employment Agreement, dated as of February 7, 2006, by and between the Company and Robert Huang (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.22#	Amendment to SYNNEX Corporation Change of Control Severance Plan (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.23#	SYNNEX Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2005 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).

Exhibit Number	Description of Document
10.24	Amendment No. 7, dated as of May 5, 2008, to Second Amended and Restated Receivables Sale and Servicing Agreement, dated as of February 12, 2007, by and among the Company, SIT Funding Corporation, Sumitomo Mitsui Banking Corporation, Manhattan Asset Funding Company LLC and General Electric Capital Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 9, 2008).
10.25	Amendment No. 12, dated as of May 5, 2008, to Second Amended and Restated Credit Agreement, dated as of February 12, 2007, by and among the Company, General Electric Capital Corporation, Bank of America, N.A. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 9, 2008).
10.26	Omnibus Amendment No. 11 and Limited Waiver, dated as of April 1, 2008, to Second Amended and Restated Credit Agreement, dated as of February 12, 2007, by and among the Company, General Electric Capital Corporation, Bank of America, N.A. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 7, 2008).
10.27#	Offer Letter, dated as of March 27, 2008, by and between the Company and Kevin Murai (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 2, 2008).
10.28	Amendment No. 4, effective as of February 11, 2008, to Second Amended and Restated Receivables Sale and Servicing Agreement and Second Amended and Restated Receivables Funding and Administration Agreement, by and among the Company, SIT Funding Corporation, Sumitomo Mitsui Banking Corporation, Manhattan Asset Funding Company LLC and General Electric Capital Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 15, 2008).
10.29	Amendment No. 8, effective as of February 11, 2008, to Second Amended and Restated Credit Agreement, 2008, by and among the Company, General Electric Capital Corporation, Bank of America, N.A. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 15, 2008).
10.30	Asset Purchase Agreement dated February 25, 2008, by and among the Company and New Age Electronics, Inc., a California corporation (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 2008).
10.31	First Amendment to Asset Purchase Agreement dated March 31, 2008, by and among the Company and New Age Electronics, Inc., a California corporation (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 2008).
10.32	Amendment to the Amended and Restated 2003 Stock Incentive Plan, dated November 21, 2008.
10.33	Third Amended and Restated Credit Agreement, dated as of January 23, 2009, by and among the Company, the lenders signatory thereto from time to time, and Bank of America, N.A.
10.34	Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of January 23, 2009, among the Originator, the Servicer and SIT Funding Corporation.
10.35	Third Amended and Restated Receivables Funding and Administration Agreement, dated as January 23, 2009, among SIT Funding Corporation, the lenders party thereto and Bank of America, N.A.
21.1	Subsidiaries of the Company.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 92 of this Form 10-K).
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.

Exhibit Number	Description of Document
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1*	Statement of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

# Indicates management contract or compensatory plan or arrangement.

* In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

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EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-111799) of SYNNEX Corporation of our report dated January 23, 2009 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
January 23, 2009

EXHIBIT 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

I, Kevin Murai, certify that:

1. I have reviewed this Form 10-K of SYNNEX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 26, 2009

/s/ KEVIN MURAI

Kevin Murai
President and Chief Executive Officer

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

I, Thomas Alsborg, certify that:

1. I have reviewed this Form 10-K of SYNNEX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 26, 2009

/s/ THOMAS ALSBORG

Thomas Alsborg
Chief Financial Officer

EXHIBIT 32.1

STATEMENT OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER UNDER 18 U.S.C. § 1350

We, Kevin Murai, the president and chief executive officer of SYNNEX Corporation (the "Company"), and Thomas Alsborg, the chief financial officer of the Company, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to the best of our knowledge,

(i) the Annual Report of the Company on Form 10-K for the period ended November 30, 2008 (the "Report"), fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 26, 2009

/s/ KEVIN MURAI

Kevin Murai

/s/ THOMAS ALSBORG

Thomas Alsborg

SYNNEX CORPORATION
44201 Nobel Drive
Fremont, California 94538
(510) 656-3333

February 24, 2009

Dear Stockholder:

You are cordially invited to attend our 2009 Annual Meeting of Stockholders. The Annual Meeting of Stockholders will be held at 10:00 a.m., Pacific Time, on Tuesday, March 24, 2009, at our offices at 44201 Nobel Drive, Fremont, California 94538.

The formal notice of the Annual Meeting of Stockholders and the Proxy Statement have been made a part of this invitation.

Whether or not you attend the Annual Meeting of Stockholders, it is important that your shares be represented and voted at the Annual Meeting of Stockholders. After reading the Proxy Statement, please promptly vote and submit your proxy by dating, signing and returning the enclosed proxy card in the enclosed postage-prepaid envelope. **Your shares cannot be voted unless you submit your proxy or attend the Annual Meeting of Stockholders in person.**

The Board of Directors and management look forward to seeing you at the Annual Meeting of Stockholders.

Sincerely,

/s/ Simon Leung

Simon Leung
Senior Vice President, General Counsel and
Corporate Secretary

SYNNEX Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held March 24, 2009

To our Stockholders:

SYNNEX Corporation will hold its Annual Meeting of Stockholders at 10:00 a.m., Pacific Time, on Tuesday, March 24, 2009, at our offices at 44201 Nobel Drive, Fremont, California 94538.

We are holding this Annual Meeting of Stockholders:

- to elect eight directors to serve until the 2010 Annual Meeting of Stockholders or until their successors are duly elected and qualified;
- to amend our Amended and Restated 2003 Employee Stock Purchase Plan to increase the number of shares available for issuance thereunder by 250,000 shares, from 500,000 shares to 750,000 shares;
- to approve our 2009 Profit Sharing Plan for Section 16(b) Officers;
- to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accountants; and
- to transact such other business as may properly come before the Annual Meeting of Stockholders and any adjournments or postponements of the Annual Meeting of Stockholders.

Only stockholders of record at the close of business on February 12, 2009 are entitled to notice of, and to vote at this Annual Meeting of Stockholders and any adjournments or postponements of the Annual Meeting of Stockholders. For ten days prior to the Annual Meeting of Stockholders, a complete list of stockholders entitled to vote at the Annual Meeting of Stockholders will be available at the Corporate Secretary's office at 44201 Nobel Drive, Fremont, California 94538.

It is important that your shares are represented at this Annual Meeting of Stockholders. Even if you plan to attend the Annual Meeting of Stockholders, we hope that you will promptly vote and submit your proxy by dating, signing and returning the enclosed proxy card. This will not limit your rights to attend or vote at the Annual Meeting of Stockholders.

By Order of the Board of Directors,

/s/ Simon Leung

Simon Leung
Senior Vice President, General Counsel and
Corporate Secretary

Fremont, California
February 24, 2009

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on March 24, 2009.

Our Proxy Statement for our 2009 Annual Meeting of Stockholders, along with the proxy card, our Annual Report to Stockholders for the fiscal year ended November 30, 2008 and our Annual Report on Form 10-K are available on our website at www.synnex.com.

TABLE OF CONTENTS

SYNNEX CORPORATION

PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

This Proxy Statement is being furnished to you in connection with the solicitation by the Board of Directors of SYNNEX Corporation, a Delaware corporation, of proxies to be used at our 2009 Annual Meeting of Stockholders and any adjournments or postponements thereof. Our 2009 Annual Meeting of Stockholders will be held at our offices at 44201 Nobel Drive, Fremont, California, at 10:00 a.m., Pacific Time, on Tuesday, March 24, 2009. This Proxy Statement and the accompanying form of proxy card are being mailed to stockholders on or about February 24, 2009.

Appointment of Proxy Holders

Your Board of Directors asks you to appoint Kevin Murai, Dennis Polk and Simon Leung as your proxy holders to vote your shares at the 2009 Annual Meeting of Stockholders. You make this appointment by voting the enclosed proxy card using one of the voting methods described below.

If appointed by you, the proxy holders will vote your shares as you direct on the matters described in this Proxy Statement. In the absence of your direction, they will vote your shares as recommended by your Board of Directors.

Unless you otherwise indicate on the proxy card, you also authorize your proxy holders to vote your shares on any matters not known by your Board of Directors at the time this Proxy Statement was printed and which, under our Bylaws, may be properly presented for action at the Annual Meeting of Stockholders.

Who Can Vote

Only stockholders who owned shares of our common stock at the close of business on February 12, 2009, the record date for the Annual Meeting of Stockholders, can vote at the Annual Meeting of Stockholders. As of the close of business on February 12, 2009, we had 32,726,321 shares of common stock outstanding and entitled to vote. Each holder of common stock is entitled to one vote for each share held as of February 12, 2009. There is no cumulative voting in the election of directors.

How You Can Vote

You may vote your shares at the Annual Meeting of Stockholders either in person or by mail as described below. Stockholders holding shares through a bank or broker should follow the voting instructions on the form of proxy card received.

Voting by Mail. You may vote by proxy by dating, signing and returning your proxy card in the enclosed postage-prepaid return envelope. Your Board of Directors recommends that you vote by mail, as it is not practical for most stockholders to attend the Annual Meeting of Stockholders. Giving a proxy will not affect your right to vote your shares if you attend the Annual Meeting of Stockholders and want to vote in person.

Voting at the Annual Meeting of Stockholders. You may vote in person at the Annual Meeting of Stockholders. If you hold shares through a bank or broker, you must obtain a proxy, executed in your favor, from the bank or broker to be able to vote at the Annual Meeting of Stockholders. Voting by mail will not limit your right to vote at the Annual Meeting of Stockholders, if you decide to attend in person.

If you submit your proxy, but do not mark your voting preference, the proxy holders will vote your shares **FOR** the election of the nominees for director, **FOR** the increase of an additional 250,000 shares available for issuance under the Amended and Restated 2003 Employee Stock Purchase Plan, **FOR** the approval of the 2009 Profit Sharing Plan for Section 16(b) Officers and **FOR** the ratification of the appointment of independent registered public accountants.

Revocation of Proxies

Stockholders can revoke their proxies at any time before they are exercised in any one of three ways:

- by voting in person at the Annual Meeting of Stockholders;
- by submitting written notice of revocation to the Corporate Secretary prior to the Annual Meeting of Stockholders; or
- by submitting another properly executed proxy of a later date prior to the Annual Meeting of Stockholders.

Required Vote

Directors are elected by a plurality vote, which means that the eight nominees receiving the most affirmative votes will be elected. However, your Board of Directors has adopted a majority vote standard for director elections. As a result, if a director receives less than a majority of the votes cast for such director, the Board of Directors will evaluate the situation and is authorized to remedy the situation as it deems appropriate, including requesting that the affected director resign from the Board of Directors. All other matters submitted for stockholder approval require the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote.

A quorum, which is a majority of the outstanding shares as of February 12, 2009, must be present to hold the Annual Meeting of Stockholders. A quorum is calculated based on the number of shares represented by the stockholders attending in person and by their proxy holders. If you indicate an abstention as your voting preference, your shares will be counted toward a quorum, but they will not be voted on the matter.

Abstentions on any matters are treated as shares present or represented and entitled to vote on that matter and have the same effect as a vote against such matter.

If a broker indicates on the enclosed proxy card or its substitute that such broker does not have discretionary authority to vote on a particular matter (broker non-votes), those shares will be considered as present for purposes of determining the presence of a quorum, but will not be treated as shares entitled to vote on that matter.

Solicitation of Proxies

We will pay the cost of printing and mailing proxy materials. In addition to the solicitation of proxies by mail, solicitation may be made by our directors, officers and other employees by personal interview, telephone or facsimile. No additional compensation will be paid to these persons for solicitation. We will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation materials to beneficial owners of our common stock.

Important

Please promptly vote and submit your proxy by signing, dating and returning the enclosed proxy card in the postage-prepaid return envelope so that your shares can be voted. This will not limit your rights to attend or vote at the Annual Meeting of Stockholders.

PROPOSAL 1

ELECTION OF DIRECTORS

Directors and Nominees

Our Bylaws currently provide that the number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by the Board of Directors or stockholders. We currently have authorized eight directors. At the Annual Meeting of Stockholders, eight persons will be elected as members of your Board of Directors, each for a one-year term or until their successors are elected and qualified. The Nominating and Corporate Governance Committee of the Board of Directors has nominated, and the Board of Directors has designated, the eight persons listed below for election at the Annual Meeting of Stockholders. Pursuant to the New York Stock Exchange (NYSE) listing standards, a majority of the members serving on your Board of Directors must be independent directors. Your Board of Directors has determined that Messrs. Breidenbach, Quesnel, Steffensen, Van Horne and Zitzner have no material relationship with us and that each of these directors is an independent director. With the exception of Mr. Murai, who was appointed to the Board of Directors on March 31, 2008, all of the nominees were elected at SYNNEX' Annual Meeting of Stockholders held on March 18, 2008. The proxies given to the proxyholders will be voted or not voted as directed and, if no direction is given, will be voted FOR these eight nominees. Your Board of Directors knows of no reason why any of these nominees should be unable or unwilling to serve. However, if for any reason any nominee should be unable or unwilling to serve, the proxies will be voted for any nominee designated by your Board of Directors to fill the vacancy.

General

Certain information with respect to each nominee appears on the following pages, including age, position (if any) with SYNNEX, business experience during at least the past five years and directorships of other publicly-owned corporations. Ages are as of February 24, 2009.

Name	Age	Position
Robert Huang	63	Chairman of the Board of Directors
Kevin Murai	45	President, Chief Executive Officer and Director
Fred Breidenbach	62	Director
Matthew Miau	62	Chairman Emeritus
Gregory Quesnel	60	Director
Dwight Steffensen	65	Lead Director
James Van Horne	73	Director
Duane Zitzner	61	Director

Business Experience of Nominees

Robert Huang founded our company in 1980, and is currently a Director and Chairman of the Board. Mr. Huang retired as our President and Co-Chief Executive Officer in December 2008 and continues to oversee our global business services division. Prior to founding our company, Mr. Huang served as the Headquarters Sales Manager of Advanced Micro Devices, a semiconductor company. Mr. Huang received his Bachelor of Science degree in Electrical Engineering from Kyushyu University, Japan, Master of Science degrees in Electrical Engineering and Statistics from the University of Rochester and a Master of Science degree in Management Science from the Sloan School of Management at the Massachusetts Institute of Technology.

Kevin Murai, our President and Chief Executive Officer and a Director, joined us in March 2008. He served as Co-Chief Executive Officer until Robert Huang's retirement in December 2008. Prior to SYNNEX, Mr. Murai was employed for 19 years at Ingram Micro Inc., most recently as President and Chief Operating Officer. During his nineteen-year tenure at Ingram, Mr. Murai served in several executive management positions. He holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo in Ontario, Canada.

Fred Breidenbach has served as a member of our Board of Directors since February 2003. Mr. Breidenbach has had his own consulting firm of FA Breidenbach & Associates, LLC since November 1997. Prior to that, he served as the President and Chief Operating Officer of Gulfstream Aerospace Corporation, an aviation company, from 1993 to 1997. Prior to joining Gulfstream, Mr. Breidenbach spent 25 years in various positions at General Electric Company, including five years as an officer of the General Electric Company and two years as President, GE Aerospace Asia Pacific, responsible for business development and Asian operations. Mr. Breidenbach received a Bachelor of Science degree in Industrial Engineering from Pennsylvania State University and a Master of Business Administration from Xavier University.

Matthew Miau has served as a member of our Board of Directors since 1992 and as a non-executive employee since 2001. In connection with Mr. Huang's retirement and election as Chairman of the Board, Mr. Miau assumed the position of Chairman Emeritus of the Board in December 2008. Mr. Miau is the Chairman of the Board of Directors of MiTAC International Corporation, MiTAC Incorporated, Synnex Technology International Corp., UPC Technology Corp. and Lien Hwa Industrial Corp. He is also a member of the Board of Directors of the Institute for Information Industry in Taiwan and the Supervisory Board of Linde AG in Germany. Mr. Miau received a Bachelor of Science degree in Electrical Engineering/Computer Science from the University of California, Berkeley and a Master of Business Administration degree from Santa Clara University.

Gregory Quesnel has served as a member of our Board of Directors since September 2005. Mr. Quesnel served as President and Chief Executive Officer and a member of the Board of Directors of CNF Inc. from 1998 until his retirement in July 2004. Prior to that, he served as Executive Vice President and Chief Financial Officer of CNF Inc. He joined CNF Inc. in 1975 following several years of professional experience with major corporations in the petroleum and wood products industries. Mr. Quesnel is on the Board of Directors of Potlatch Corporation. Mr. Quesnel received a Bachelor of Science degree in Finance from the University of Oregon and holds an MBA from the University of Portland.

Dwight Steffensen has served as a member of our Board of Directors since February 2002 and as Lead Director since March 2006. Mr. Steffensen served as the Chairman and Chief Executive Officer of Merisel, Inc. from February 1996 until August 2000. Prior to joining Merisel, Mr. Steffensen served as President and Chief Operating Officer at Bergen Brunswig Corporation, a healthcare company. Prior to the merger of Bergen Brunswig Corporation and Synergex Corporation, he served as President and Chief Executive Officer of Synergex. Mr. Steffensen is a member of the Board of Directors of OmniVision Technologies, Inc. Mr. Steffensen received a Bachelor of Arts degree in Economics from Stanford University and is a certified public accountant.

James Van Horne has served as a member of our Board of Directors since September 2005. Mr. Van Horne joined the Stanford University Graduate School of Business faculty in 1965 after earning a doctorate degree from Northwestern University. He presently is the A.P. Giannini Professor of Finance Emeritus Stanford. He served as the Director of the MBA Program at Stanford University from 1970 to 1973 and then served as Associate Dean for Academic Affairs from 1973 to 1975 and 1976 to 1980. He is a member of the Board of Directors of Montgomery Street Income Securities, Inc.

Duane Zitzner has served as a member of our Board of Directors since May 2007. Mr. Zitzner has had his own consulting firm since January 2005. Prior to that, he served as the Executive Vice President of the Personal Systems Group at Hewlett-Packard Company from 2002 until his retirement in December 2004. Prior to his appointment as Executive Vice President at Hewlett-Packard Company, Mr. Zitzner spent several years in various executive positions at Hewlett-Packard Company, including three years as President of Computing Systems and three years as Vice President and General Manager of the Personal Systems Group. Mr. Zitzner received a Bachelor of Science degree in Mathematics from the University of Wisconsin – Madison and did advanced studies in Computer Science at the University of Minnesota – Twin Cities.

There are no family relationships among any of our directors or executive officers.

Vote Required

The eight nominees for director receiving the highest number of affirmative votes will be elected as directors. However, your Board of Directors has adopted a majority vote standard for director elections. As a result, if a director receives less than a majority of the votes cast for such director, the Board of Directors will evaluate the situation and is authorized to remedy the situation as it deems appropriate, including requesting that the affected director resign from the Board of Directors. Unless marked to the contrary, proxies received will be voted "FOR" the nominees.

Your Board of Directors recommends a vote FOR the election of the nominees set forth above as directors of SYNNEX.

Organization of the Board of Directors

The Board of Directors held 12 meetings during the fiscal year ended November 30, 2008. Each director attended at least 75% of the total regularly scheduled and special meetings held by the Board of Directors and the committees on which such director served during his tenure in the fiscal year ended November 30, 2008. Our non-management directors of the Board of Directors meet in regularly scheduled sessions without the presence of management in Executive Sessions. The Chairman of the Board or the Lead Director, as applicable, presides over each such Executive Session. We do not have a policy regarding directors' attendance at the Annual Meeting of Stockholders. However, all directors attended the 2008 Annual Meeting of Stockholders.

The Board of Directors has established four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Executive Committee. The Board of Directors has determined that all members of the Audit, Compensation, and Nominating and Corporate Governance Committees meet the independence standards of the NYSE and rules and regulations of the Securities and Exchange Commission (SEC). In addition, each member of the Audit Committee is financially literate as defined by your Board of Directors. The Board has approved a charter for each of these committees, except the Executive Committee, which can be found on our website at www.synnex.com. Our corporate governance guidelines and code of ethics, which are applicable to our principal executive, financial and accounting officers, directors and employees, are also available, on or through, our website at www.synnex.com and are available in print to any stockholder upon request. We intend to post any amendments to the corporate governance guidelines or code of ethics on our website.

Audit Committee

Current Number of Members:	3
Current Members:	Gregory Quesnel, Chairman and Audit Committee Financial Expert Dwight Steffensen, Audit Committee Financial Expert James Van Horne
Number of Meetings in fiscal year ended November 30, 2008:	14
Functions:	The Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The Audit Committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management.

Compensation Committee

Current Number of Members:	3
Current Members:	Fred Breidenbach Dwight Steffensen James Van Horne, Chairman
Number of Meetings in fiscal year ended November 30, 2008:	11
Functions:	The Compensation Committee reviews and determines our general compensation policies and the compensation provided to our officers. The Compensation Committee also reviews and determines bonuses for our officers and other employees. In addition, the Compensation Committee reviews and administers equity-based compensation for our officers and employees and administers our stock option plans and employee stock purchase plan.

Nominating and Corporate Governance Committee

Current Number of Members:	3
Current Members:	Fred Breidenbach, Chairman Gregory Quesnel Duane Zitzner
Number of Meetings in fiscal year ended November 30, 2008:	6
Functions:	The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board of Directors regarding candidates for directorships and the size and composition of the Board of Directors, director compensation, including equity compensation, and for overseeing our corporate governance guidelines and reporting and making recommendations to the Board of Directors concerning corporate governance matters. In addition, the Nominating and Corporate Governance Committee is responsible for considering nominations by stockholders.

Executive Committee

Current Number of Members:	6
Current Members:	Robert Huang Kevin Murai, Chairman Matthew Miau Gregory Quesnel Dwight Steffensen Duane Zitzner
Number of Meetings in fiscal year ended November 30, 2008:	3
Functions:	The Executive Committee is responsible for evaluating strategic opportunities and supporting the Board of Directors in the management of the same. The Executive Committee is also responsible for representing the full Board of Directors between regularly scheduled meetings and other matters that the Board of Directors may delegate to the Executive Committee from time to time.

Director Nominations

The Board of Directors nominates directors for election at each Annual Meeting of Stockholders and elects new directors to fill vacancies when they arise. The Nominating and Corporate Governance Committee has the responsibility to identify, evaluate, recruit and recommend qualified candidates to the Board of Directors for nomination or election.

The Nominating and Corporate Governance Committee has a policy regarding consideration of director candidates recommended by stockholders. The Nominating and Corporate Governance Committee reviews suggestions for director candidates recommended by stockholders and considers such candidates for recommendation based upon an appropriate balance of knowledge, experience and capability. In addition to considering an appropriate balance of knowledge, experience and capability, the Board of Directors has as an objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives and skills. The Nominating and Corporate Governance Committee selects candidates for director based on their character, judgment, diversity of experience, business acumen, and ability to act on behalf of all stockholders. The Nominating and Corporate Governance Committee believes that nominees for director should have experience, such as experience in management or accounting and finance, or industry and technology knowledge, that may be useful to SYNNEX and the Board of Directors, high personal and professional ethics, and the willingness and ability to devote sufficient time to effectively carry out his or her duties as a director. The Nominating and Corporate Governance Committee believes it appropriate for at least one, and, preferably, multiple, members of the Board of Directors to meet the criteria for an "audit committee financial expert" as defined by SEC rules, and for a majority of the members of the Board of Directors to meet the definition of "independent director" under the rules of the NYSE. The Nominating and Corporate Governance Committee also believes it appropriate for certain key members of our management to participate as members of the Board of Directors.

Prior to each Annual Meeting of Stockholders, the Nominating and Corporate Governance Committee identifies nominees first by reviewing the current directors whose term expires at the Annual Meeting of Stockholders and who are willing to continue in service. These candidates are evaluated based on the criteria described above, including as demonstrated by the candidate's prior service as a director, and the needs of the Board of Directors with respect to the particular talents and experience of its directors. In the event that a director does not wish to continue in service, the Nominating and Corporate Governance Committee determines not to nominate the director, or a vacancy is created on the Board of Directors as a result of a resignation, an increase in the size of the Board of Directors or other event, the Nominating and Corporate Governance Committee will consider various candidates for Board of Directors membership, including those suggested by the Nominating and Corporate Governance Committee members, by other Board of Directors members, by any executive search firm engaged by the Nominating and Corporate Governance Committee and by stockholders. A stockholder who wishes to suggest a prospective nominee for the Board of Directors should notify SYNNEX' Corporate Secretary, any member of the Nominating and Corporate Governance Committee, or the persons referenced below in "Communications with the Board of Directors" in writing with any supporting material the stockholder considers appropriate.

In addition, our Bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board of Directors at our Annual Meeting of Stockholders. In order to nominate a candidate for director, a stockholder must give timely notice in writing to SYNNEX' Corporate Secretary and otherwise comply with the provisions of our Bylaws. To be timely, SYNNEX' Bylaws provide that SYNNEX must have received the stockholder's notice not less than 120 days prior to the scheduled date of such meeting. However, if notice or prior public disclosure of the date of the Annual Meeting of Stockholders is given or made to stockholders less than 100 days prior to the meeting date, SYNNEX must receive the stockholder's notice by the close of business on the 7th day after the earlier of the day SYNNEX mailed notice of the Annual Meeting of Stockholders date or provided such public disclosure of the meeting date. Information required by the Bylaws to be in the notice include the name and contact information for the candidate and the person making the nomination and other information about the nominee that must be disclosed in proxy solicitations under Section 14 of the Securities Exchange Act of 1934 and the related rules and regulations under that Section.

Stockholder nominations must be made in accordance with the procedures outlined in, and include the information required by, our Bylaws and must be addressed to: Corporate Secretary, SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538. You can obtain a copy of our Bylaws by writing to the Corporate Secretary at this address.

Communications with the Board of Directors

The Board of Directors has a process for stockholders and other interested persons to send communications to directors. If you wish to communicate with your Board of Directors as a whole or to non-management directors, you may send your communication in writing to: Gregory Quesnel, Chairman of the Audit Committee, SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538 or Jorge A. del Calvo, Pillsbury Winthrop Shaw Pittman LLP, 2475 Hanover Street, Palo Alto, California 94304. You must include your name and address in the written communication and indicate whether you are a stockholder or other interested person of SYNNEX. Messrs. Quesnel or del Calvo will review any communication received from a stockholder or other interested person, and all material communications from stockholders or other interested persons will be forwarded to the appropriate director or directors or committee of the Board of Directors based on the subject matter.

Directors' Compensation Table

The following tables set forth the compensation amounts paid to Matthew Miau and each non-employee director for their service in fiscal year ended November 30, 2008:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
Matthew Miau	—	24,888	119,637	225,000(3)	369,525
Fred Breidenbach	88,000	24,888	27,049	—	139,937
Gregory Quesnel	103,000	24,888	34,009	—	161,897
David Rynne(4)	17,500	36,951	6,762	—	61,213
Dwight Steffensen	127,236	24,888	27,049	—	179,173
James Van Horne	98,764	24,888	33,678	—	157,330
Duane Zitzner	71,000	22,971	19,769	—	113,740

(1) Amounts listed in these columns represent the compensation expense of stock awards and option awards recognized by us under Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)) for the fiscal year ended November 30, 2008, rather than the amounts realized by the named individuals. See Note 3 "Share-Based Compensation" for our valuation assumptions for this expense included in our Annual Report on Form 10-K for fiscal year ended November 30, 2008. The grant date fair value of the stock awards granted to Matthew Miau and each non-employee director during fiscal year ended November 30, 2008 was $24.54.

(2) The table below sets forth the aggregate number of stock awards and option awards held by Matthew Miau and our non-employee directors as of November 30, 2008, with the exception of Mr. Rynne.

Name	Stock Awards	Option Awards
Matthew Miau	4,000	1,192,500
Fred Breidenbach	4,000	40,000
Gregory Quesnel	4,000	25,000
David Rynne(*)	2,000(*)	40,000(*)
Dwight Steffensen	4,000	45,000
James Van Horne	4,000	25,000
Duane Zitzner	4,000	10,000

(*) The number of stock awards and option awards for Mr. Rynne are as of his retirement on March 18, 2008.

(3) Mr. Miau's retainer of $225,000 was based primarily upon his non-executive back-up role to Mr. Huang in the event Mr. Huang were unable to serve as President and Chief Executive Officer and certain time commitments devoted to SYNNEX as Chairman of SYNNEX. Mr. Miau elected to defer payment of his retainer which was earned in 2008.

(4) Mr. Rynne retired on March 18, 2008.

Narrative to Directors' Compensation Table

For the fiscal year ended November 30, 2008, each non-employee director received an annual cash retainer fee of $30,000 and an additional $2,000 for each meeting of the Board of Directors attended regardless of form of attendance, $2,000 for each committee meeting attended in-person, and $1,000 for each committee meeting attended by telephone, video or other non-in-person attendance. Each committee chair, except the Audit Committee Chair, received an annual retainer fee of $5,000. The Audit Committee Chair received an annual retainer fee of $10,000. In addition, the Lead Director received an annual cash retainer fee of $30,000. For the fiscal year ending November 30, 2009, the Compensation Committee Chair will receive an annual retainer fee of $7,500. Except for the change in the Compensation Committee Chair annual retainer, non-employee directors are expected to receive the same compensation during the fiscal year ending November 30, 2009. All directors are reimbursed for their reasonable out-of-pocket expenses in serving on the Board of Directors or any committee of the Board of Directors.

Directors had previously been eligible to receive stock options under our 1997 Stock Option/Stock Issuance Plan and our Special Executive Stock Option/Stock Issuance Plan. Currently, directors are eligible to receive equity incentives, in the form of stock options and restricted stock awards, under our Amended and Restated 2003 Stock Incentive Plan (2003 Stock Incentive Plan). For fiscal year ended November 30, 2008, each non-employee director who was first elected as a non-employee director received 2,000 shares of restricted stock (Annual Restricted Stock Award) and an option to purchase 10,000 shares of our common stock on the date he or she joined the Board of the Directors. The Annual Restricted Stock Award vests over three years at a rate of 33.3% on each anniversary of the grant date, subject to earlier termination following the director's cessation of Board of Directors service for any reason other than retirement. In the event the director's cessation of Board of Directors service is due to retirement with the consent of the Board of Directors, all unvested shares subject to the Annual Restricted Stock Award will become fully vested. The options have an exercise price equal to the fair market value of our common stock on the grant date, and have a term of 10 years, subject to earlier termination following the director's cessation of Board of Directors service. The options vest over three years, of which 33.3% of the shares vest upon the first anniversary of the vesting start date and the remaining shares vest at a rate of 1/36th per month thereafter.

In November 2008, we amended our 2003 Stock Incentive Plan with respect to the vesting of the Annual Restricted Stock Award. Beginning on the date of the 2009 Annual Meeting of Stockholders, each of our continuing non-employee directors will automatically receive the Annual Restricted Stock Award under our 2003 Stock Incentive Plan, provided such individual has served on the Board of Directors for at least six months. One quarter of the Annual Restricted Stock Award will vest on the last day of each quarter following the date of the grant over a period of one year, subject to earlier termination following the director's cessation of Board of Directors service for any reason. The Annual Restricted Stock Awards granted after November 2008 may no longer provide for accelerated vesting upon retirement from the Board of Directors.

In addition, each current member of the Board of Directors is required to hold an equity position in SYNNEX of at least an aggregate of 5,000 shares of common stock, whether vested or unvested, or vested in-the-money stock options on the date of each Annual Meeting of Stockholders, commencing on the 2010 Annual Meeting of Stockholders. Any new director will be required to hold an equity position in SYNNEX of at least an aggregate of 5,000 shares of common stock, whether vested or unvested, or vested in-the-money stock options on the date of each Annual Meeting of Stockholders, commencing on the third Annual Meeting of Stockholders held following his or her initial election.

In fiscal year ended, November 30, 2008, Matthew Miau received a $225,000 retainer and 2,000 shares of restricted stock. Mr. Miau did not receive any Board of Directors or committee meeting fees. Mr. Miau's fiscal year ended November 30, 2008 compensation was based primarily upon his non-executive back-up role to Mr. Huang in the event Mr. Huang were unable to serve as President and Chief Executive Officer and certain time commitments devoted to SYNNEX as Chairman of SYNNEX. As Mr. Miau is no longer Chairman of the Board and will no longer serve in a non-executive back-up role to Mr. Huang, for the fiscal year ending November 30, 2009, the Nominating and Corporate Governance Committee has approved Mr. Miau's compensation to be the same compensation as other non-employee directors. Mr. Miau's fiscal year ending November 30, 2009 compensation was changed to be more commensurate with other non-employee directors. Any future compensation payable to Mr. Miau will be based upon the approval of the Nominating and Corporate Governance Committee, which is composed of disinterested members of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

Fred Breidenbach, Dwight Steffensen and James Van Horne (Chairman) served as members of the Compensation Committee for fiscal year ended November 30, 2008. None of the members of the Compensation Committee has served as an officer or been an employee of SYNNEX and we do not have any related person transactions with any of the members of the Compensation Committee. None of our executive officers serves on the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of February 12, 2009, as to shares of our common stock beneficially owned by: (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each of our executive officers listed in the 2008 Summary Compensation Table on page 22, (iii) each of our directors and (iv) all our current directors and executive officers as a group. Unless otherwise stated below, the address of each beneficial owner listed on the table is c/o SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538. The percentage of common stock beneficially owned is based on 32,726,321 shares outstanding as of February 12, 2009.

	Amount and Nature of Beneficial Ownership			
Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Right To Acquire Beneficial Ownership within 60 days of February 12, 2009	Total	Percentage Beneficially Owned(1)(2)
5% Stockholders:				
MiTAC International Corporation and related parties(3)	12,792,068	—	12,792,068	39.1%
FMR LLC(5) 82 Devonshire Street Boston, MA 02109	4,854,995	—	4,854,995	14.8%
Dimensional Fund Advisors LP(4) 1299 Ocean Ave Santa Monica, CA 90401	2,661,622	—	2,661,622	8.1%
Directors and Named Executive Officers:				
Robert Huang	371,471	1,563,445	1,934,916	5.9%
Kevin Murai	50,000	30,000	80,000	*
Dennis Polk	30,383	111,282	141,665	*
Thomas Alsborg	20,758	21,750	42,508	*
Peter Larocque	28,970	100,833	129,803	*
Jim Estill(6)	206,242	96,750	302,992	*
Fred Breidenbach	4,000	37,000	41,000	*
Matthew Miau(7)	45,150	1,119,500	1,164,650	3.6%
Gregory Quesnel	5,000	17,500	22,500	*
Dwight Steffensen	4,000	42,000	46,000	*
James Van Horne	5,500	17,500	23,000	*
Duane Zitzner	4,000	5,875	9,875	*
All current directors and executive officers as a group (12 persons)	775,474	3,163,435	3,938,909	12.0%

* Amount represents less than 1% of our common stock.

(1) We have determined beneficial ownership in accordance with the SEC rules. To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

(2) For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, shares which such person or group has the right to acquire within 60 days of February 12, 2009 are deemed to be outstanding, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.

(3) Based on information reported on a Schedule 13G/A filed with the SEC on February 17, 2009, this amount represents 7,752,824 shares held by Silver Star Developments Ltd. and 5,039,244 shares held by Peer Developments Ltd. Silver Star Developments Ltd. is a wholly-owned subsidiary of MiTAC International Corporation. The principal business office for MiTAC International Corporation and Silver Star Developments Ltd. is No. 200 Wen Hua 2nd Road, Kuei Shan Hsiang, Taoyuan, Taiwan. Jhi-Wu Ho,

Chi-Ying Yuan and Hsiang-Yung Yang, the directors of Silver Star Developments Ltd., hold shared voting and dispositive power over the shares held by Silver Star Developments Ltd. Peer Development Ltd. is a wholly-owned subsidiary of Synnex Technology International. The principal business office for Synnex Technology International Corp. and Peer Developments Ltd. is 4th Floor, No. 75 Sec. 3 Ming Sheng East Road, 4th Floor, Taipei, Taiwan. MiTAC International owns a minority interest in MiTAC Incorporated, a privately-held Taiwanese company, which in turn holds a minority interest in Synnex Technology International. Matthew Miau and Shu-Wu Tu, the directors of Peer Developments Ltd., hold shared voting and dispositive power over the shares held by of Peer Developments Ltd. Matthew Miau is the Chairman of the Board of Directors of MiTAC International Corporation and Synnex Technology International Corp. and a director of the issuer.

(4) Based solely on information reported on a Schedule 13G/A filed with the SEC on February 9, 2009, Dimensional Fund Advisors LP, or Dimensional, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds." In its role as investment advisor or manager, Dimensional possesses investment and/or voting power over the shares and may be deemed to be the beneficial owner of the shares. However, all the shares are owned by the Funds. Dimensional disclaims beneficial ownership of the shares.

(5) Based solely on information reported on a Schedule 13G/A filed with the SEC on February 17, 2009 by FMR LLC, this amount consists of 4,809,395 shares beneficially held by Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR LLC and an investment advisor to various investment companies. Edward C. Johnson 3d, as Chairman of FMR LLC, and FMR LLC each have sole dispositive power over 4,809,395 shares. The Boards of Trustees of Fidelity have sole voting power over the 4,809,395 shares. Members of the family of Edward C. Johnson 3d, as the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC through their ownership of voting common shares and the execution of a shareholders' voting agreement. Pyramis Global Advisors Trust Company (PGATC), an indirect wholly-owned subsidiary of FMR LLC, is the beneficial owner of 45,600 shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through their control of PGATC, each has sole dispositive power over 45,600 shares and sole power to vote or to direct the voting of 45,600 shares of our common stock owned by the institutional accounts managed by PGATC as reported above. The principal address for Fidelity is 82 Devonshire Street, Boston, Massachusetts, 02109, and the principal address for PGATC is 53 State Street, Boston, Massachusetts, 02109.

(6) Based on information reported on Mr. Estill's Form 4 filed on October 21, 2008, this amount includes 191,992 shares held by 1113589 Ontario Inc.

(7) This amount excludes all securities held by Silver Star Developments Ltd. and Peer Developments Ltd. Mr. Miau disclaims beneficial ownership of the shares held by the above-listed entities, except to the extent of his pecuniary interest therein.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership on Forms 3, 4 and 5 with the SEC. Officers, directors and greater than 10% stockholders are required to furnish us with copies of all Forms 3, 4 and 5 they file.

Based solely on our review of the copies of such forms we have received and written representations from certain reporting persons that they filed all required reports, we believe that all of our officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements applicable to them with respect to transactions during fiscal year ended November 30, 2008.

REPORT OF THE AUDIT COMMITTEE

The following report of the Audit Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by SYNNEX under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving SYNNEX' accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by SYNNEX' independent accountants and reviewing their reports regarding SYNNEX' accounting practices and systems of internal accounting controls as set forth in a written charter adopted by your Board of Directors. SYNNEX' management is responsible for preparing SYNNEX' financial statements and the independent registered public accountants are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of these activities by SYNNEX' management and the independent registered public accountants.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accountants. Management represented to the Audit Committee that SYNNEX' consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accountants.

The Audit Committee has discussed with the independent registered public accountants matters required to be discussed by Statement on Auditing Standards No. 61, "Communications With Audit Committees" and No. 90, "Audit Committee Communications," as amended. In addition, the independent registered public accountants provided to the Audit Committee the written disclosures required by PCAOB Ethics and Independence Rule 3526, "Communication with Audit Committees Concerning Independence," and the Audit Committee and the independent registered public accountants have discussed such accountants' independence from SYNNEX and its management, including the matters in those written disclosures. Additionally, the Audit Committee considered whether the provision of non-audit services was compatible with maintaining such accountants' independence. The Audit Committee has discussed with management the procedures for selection of consultants and the related competitive bidding practices and fully considered whether those services provided by the independent registered public accountants are compatible with maintaining such accountant independence.

The Audit Committee has discussed with SYNNEX' internal and independent registered public accountants, with and without management present, their evaluations of SYNNEX' internal accounting controls and the overall quality of SYNNEX' financial reporting.

In reliance on the reviews and discussions with management and the independent registered public accountants referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, the inclusion of the audited financial statements in SYNNEX' Annual Report on Form 10-K for the fiscal year ended November 30, 2008, for filing with the SEC.

Respectfully submitted on February 12, 2009, by the members of the Audit Committee of your Board of Directors:

Mr. Gregory Quesnel, Chairman
Mr. Dwight Steffensen
Mr. James Van Horne

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee has overall responsibility for SYNNEX' executive compensation policies as provided in a written charter adopted by your Board of Directors. The Compensation Committee is empowered to review and approve the compensation and compensation procedures for the executive officers.

Objectives and Philosophy of Our Compensation Program

Our compensation philosophy is to pay for performance as well as to offer competitive compensation in order to attract and retain talented executive officers. With respect to "pay for performance," our program is designed to align the interests of our executive officers with those of our stockholders, for whom they work. A significant portion of an executive officer's total compensation depends on his or her performance relative to operational and financial objectives. In particular, in determining total compensation, we stress a compensation philosophy that is performance-driven with relatively low base salaries, but high variability through our profit sharing plan and equity compensation. We believe that this portion should be at risk. As a result, a substantial portion of an executive officer's total compensation is in the form of profit sharing and equity grants.

We believe that the compensation of our executive officers should reflect their success as a management team, as well as individuals, in attaining key operating objectives, such as growth of sales, growth of operating earnings and earnings per share, growth or maintenance of market share, long-term competitive advantage, and ultimately, in attaining an increased market price for our common stock. We believe that the performance of our executive officers in managing SYNNEX, considered in light of general economic conditions, our company and industry, and competitive conditions, should be the basis for determining their overall compensation.

We also believe that their compensation should not be based on the short-term performance of our stock, whether favorable or unfavorable, as we expect the price of our stock will, in the long-term, reflect our operating performance, and ultimately, the management of SYNNEX by our executive officers. We seek to have the long-term performance of our stock reflected in executive compensation through our stock option, restricted stock and other equity incentive programs.

Competitive compensation is important if we are to attract and retain the talent necessary to lead SYNNEX in the competitive and changing business environment in which we operate. In this regard, we are mindful of the median level of compensation of our competitors as well as of the median level of compensation in the local area in which the executive is located. We strive for internal equity among employees according to job responsibilities, experience, capability, and individual performance. Our executive compensation program impacts all employees by setting general levels of compensation and helping to create an environment of goals, rewards and expectations. Because we believe the performance of every employee is important to our success, we are mindful of the effect that our executive compensation and incentive program has on all of our employees.

The differences in compensation between the various executive officers are based primarily upon individual differences in job responsibility, contribution and performance. For example, an executive with responsibility over a larger geography will have potential for greater compensation than an executive with responsibility over a smaller geography. Similarly, an executive with responsibility over a broader, more difficult or more profitable business unit or corporate division will have potential for greater compensation than an executive with responsibility over a narrower, less difficult or less profitable business unit or corporate division.

Our compensation philosophy emphasizing performance permeates total compensation for both executive officers and non-executive employees. While we do not have an exact formula for allocating between cash and non-cash compensation, we try to balance long-term equity versus short-term cash compensation and variable compensation versus fixed compensation. Ultimately, the goal is to create a culture of high performance.

Elements of Our Compensation Program

To promote the objectives of our compensation philosophy, our compensation program consists of the following five principal elements:

- base salary;
- profit sharing plan;
- equity grants;
- deferred compensation benefits; and
- other benefits.

The first three elements, base salary, profit sharing plan, and equity grants, are usually administered in three cycles. Merit raises for base salaries are generally performed in the April-May period. Equity grants are generally awarded in the August-September period. Profit sharing plan bonuses are generally paid in the December-January period. However, all of the above elements are reviewed and determined on at least an annual basis by the Compensation Committee.

The components of our compensation program are described as follows:

Base Salary. Base salaries are designed to provide a consistent cash flow throughout the year as compensation for day-to-day responsibilities; however, we maintain relatively low base salaries to incent executive officers to achieve the profit sharing plan targets and thus create a performance driven environment. Base salaries for our executive officers are reviewed and adjusted on an annual basis. Merit increases are based on, among other things, individual performance, any new responsibilities assumed and the magnitude of our merit increase budget for the year. Determination of base salary is not made in accordance with a strict formula that measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges and to internal policies and practices.

In June 2008, our Compensation Committee set the 2008 base salaries for our executive officers. There were no base salary increases in 2008 for our executive officers named in the table below entitled "2008 Summary Compensation Table." While the Compensation Committee considered a number of factors, including the individual officer's performance level during the prior year, the executive officer's base compensation level during the prior year, individual achievements of that executive officer, the base salary paid to the executive officer's internal peers and the base salaries for that position at comparable companies in the industries with respect to that position, the Compensation Committee believed that no base salary increases were warranted due to the difficult and unstable economic environment. As noted above, the Compensation Committee was mindful of the effect of our compensation and incentive program has on all of our employees and therefore determined to keep executive base salaries flat.

Based on comparable companies in our industries, Kevin Murai, our President and Chief Executive Officer's base salary for 2008 was below the 25th percentile base salary levels for other chief executive officers in our peer group and the base salary of our other executive officers for 2008 was similarly below the 25th percentile base salary levels for the comparable positions in our peer group.

Profit Sharing Plan. Profit sharing plan bonuses reward individuals for achieving operating and financial goals, in keeping with a performance-driven environment conducive to increasing stockholder value. Under our profit sharing plan, we accrued a certain percentage of our pre-tax, before profit sharing accrual, profits for possible bonuses. Bonuses granted to executive officers under our profit sharing plan are determined by our Compensation Committee based upon both qualitative and quantitative considerations. For fiscal year ended November 30, 2008, bonuses to executive officers were based upon the achievement of certain threshold net income per share target performance percentages, as well as upon assessments of individual performance. In determining the net income per share target performance metrics, we focused upon our growth, return on equity, return on invested capital, and earnings per share. The threshold target performance percentage for Messrs. Alsborg, Polk, Larocque and Estill was 60% and the threshold target performance percentage for Messrs. Murai and Huang was set higher at 80%. If the minimum threshold target performance percentages of the internally established net income per share goal were not achieved, no bonuses would be paid to the executive officers. The threshold target performance percentages were based on the previous year's internally established net income per share goal, raised by what was believed to be a reasonable "stretch" goal. In other words, in comparison to the 2007 fiscal year plan, in the event our net income per share remained the same for fiscal year 2008, our executive officers would have been paid less than the bonuses targeted for fiscal year 2007.

If the applicable minimum threshold percentage was met, the actual bonus was paid based on a sliding scale of the target performance percentage actually achieved and dollar limits established by the Compensation Committee for such executive officer. Each of our executive officers had a minimum target under our profit sharing plan of a certain percentage of his annual base salary for the 2008 fiscal year as follows:

Name	Minimum Threshold Percentage of Base Salary
Kevin Murai	100%
Robert Huang	167%
Thomas Alsborg	60%
Dennis Polk	89%
Peter Larocque	108%
Jim Estill	85%

There was potential for actual awards under the plan to either exceed or be less than such minimum target depending upon corporate performance, as well as the executive officer's performance of certain individual goals that were predetermined by our former President and Co-Chief Executive Officer. Except Messrs. Murai and Huang, our Compensation Committee had discretion to increase or decrease the bonus by up to 30% for all executive officers whose compensation was not subject to the tax deduction limitations of Section 162(m), and decrease the bonus by up to 30% for all other executive officers whose compensation was subject to Section 162(m). Our Compensation Committee's discretion was to be exercised based upon its discussions with Mr. Murai and our former President and Chief Executive Officer, Mr. Huang, taking into account their ability to manage and monitor the performance of the other executive officers on a more day-to-day level.

Based on comparable companies in our industries, the total cash compensation targets, including both base salary and profit sharing plan bonus, excluding any recommended adjustments by the Compensation Committee, for our executive officers were below the 75th percentile for total cash compensation targets for comparable positions in our industry peer groups for fiscal year 2008.

For fiscal year ended November 30, 2008, we achieved a net income per share of $2.52 per diluted share, which exceeded the minimum threshold and as a result our executive officers received the following bonuses:

Name	Profit Sharing Plan Bonuses(1)
Kevin Murai	$ 900,000
Robert Huang	$1,800,000
Thomas Alsborg	$ 345,000
Dennis Polk	$ 625,000
Peter Larocque	$ 800,000
Jim Estill	$ 230,620(2)

(1) Amounts include an approximately 1% rounding up.

(2) Mr. Estill earned a bonus of CDN$285,000. The amount set forth above was calculated based on the foreign exchange rate of the Canadian Dollar to the U.S. Dollar on November 30, 2008 of $1.2358.

For fiscal year ending November 30, 2009, the Compensation Committee approved a similar profit sharing plan, subject to stockholder approval, with threshold net income per share 17% higher than fiscal year 2008 goals. We believe that the fiscal year 2009 goals represent reasonably difficult hurdles to incent our executive officers to achieve returns for our stockholders, considered in light of general economic conditions, our company and industry, and competitive conditions. In our judgment, there is a reasonable probability of attaining this minimum threshold. The maximum hurdles, on the other hand, are set at levels exceeding the prior year and are intended to incentivize our executive officers to increase stockholder return by setting a relatively high net income goal. As noted above, in setting the maximum hurdles, the Compensation Committee considered our growth, return on equity, return on invested capital and earnings per share.

Equity Grants. Long-term incentives involve equity grants, including restricted stock awards, restricted stock unit grants and stock option grants. Restricted stock and restricted stock units help us to retain key personnel, whereas stock options provide incentive for creating incremental stockholder value. The value of equity grants derives from stock price, which aligns executive compensation with stockholder value.

Equity grants are based on a number of considerations. The Compensation Committee's determination with respect to stock option grants, restricted stock awards and restricted stock unit grants to executive officers for fiscal year ended November 30, 2008 can be viewed from two perspectives: our company and our employee. From our company's perspective, the Compensation Committee considered the following principal elements:

- corporate performance;
- dilution to stockholders; and
- related expense to our company.

From our employees' perspective, the Compensation Committee considered the following principal elements:

- job responsibilities and past performance;
- likely future contributions;
- potential reward to the executive officer if the stock price appreciates in the public market;
- management tier classification;
- equity grants made by competitors; and
- existing vested and unvested equity holdings.

Determination of equity grant amounts is not made in accordance with a strict formula that measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges and to internal policies and practices, including an overall review of both employee and corporate performance and the value of equity grants of comparable officers at comparable companies, including Agilysys, Inc., Arrow Electronics, Inc., Avnet, Inc., Bell Microproducts Inc., Ingram Micro Inc. and Tech Data Corporation. We evaluate our corporate performance objective primarily by our financial performance, including growth, return on equity, return on invested capital, and earnings per share. Equity grants may also be made to new executive officers upon commencement of employment and, on occasion, to executive officers in connection with a significant change in job responsibility. We also distinguish between equity grants of stock options and restricted stock based upon the officer's position. We believe that stock options carry more risk than restricted stock. As such, we expect certain officers to accept more risk and their equity grants are more heavily weighted towards stock options rather than restricted stock awards.

Except Mr. Murai who received an equity grant upon commencement of his employment in March 2008, our Compensation Committee approved equity awards to our executive officers, in September 2008 in connection with our Compensation Committee's annual evaluation of our fiscal year 2008 corporate performance, and granted equity awards substantially consistent with past practice. In addition, the Compensation Committee approved a one-time equity grant to Mr. Alsborg in January 2008.

To further ensure that the long-term interests of executive officers and Senior Vice Presidents are closely aligned with those of stockholders, we request that they, except Mr. Murai, hold an equity position in SYNNEX of at least one times his or her annual total cash compensation. This equity position can be satisfied by holding shares of common stock, whether vested or unvested, or vested in-the-money stock options. With respect to Mr. Murai, he is expected not to sell vested equity compensation (with the exception of shares sold or withheld by us to cover any exercise price or taxes on such compensation) until he achieves ownership of an amount of our common stock having a fair market value of at least two times the sum of his annual base salary plus target bonus as in effect from time to time. Mr. Murai is expected to maintain this minimum level of ownership thereafter. Stock ownership for Mr. Murai's purpose includes common stock owned personally or in trust for his benefit, but does not include unvested restricted stock or stock units, or unexercised stock options. Due to the current unstable stock market and difficult economy, we have not enforced this policy, but continue to monitor the same.

In addition, to avoid any impropriety or even the appearance of such, the Compensation Committee makes equity grants only during open trading windows. If the date of an equity grant falls within a trading black-out period, then the effective grant date is upon the expiration of the third trading day after the trading black-out period ends. The exercise price is the market closing price of our common stock on the effective grant date. In addition, equity grants to executive officers are generally awarded each year in the August-September period. We believe that the automatic and consistent nature of our equity grant process avoids the possibility of timing deviations.

Deferred Compensation Plan. Our deferred compensation plan permits designated employees to accumulate income for retirement and other personal financial goals by deferring present income through a nonqualified plan. Our deferred compensation plan became effective on January 1, 1994 and was amended on January 7, 2008 to conform with changes required by Section 409A of the Internal Revenue Code of 1986, as amended (Code). Currently, Mr. Huang is the only participant in this plan.

Benefits, Perquisites and Other. Other benefits to our executive officers include medical, dental and life insurance, as well as 401(k) plan participation. Except for an automobile allowance and some non-material perquisites, these benefits are generally available to all our employees.

We believe these benefits to be reasonable and competitive. We have not established policies regarding recovery of awards in the event of a restatement of earnings.

Executive Compensation Discussion for the Named Executive Officers

Chairman of the Board of Directors. Robert Huang founded our Company in 1980, and is currently a Director and Chairman of the Board. Mr. Huang retired as our President and Co-Chief Executive Officer in December 2008. Mr. Huang's base salary remained the same at $400,000 per year in fiscal year 2008. Mr. Huang also received a bonus of $1,800,000 under our 2008 profit sharing plan. Some of the primary factors affecting Mr. Huang's compensation include, among other things, his overall leadership of the company, his role in the successful transition in the succession to Kevin Murai, and his contribution to our global business services division. As a result of his retirement in December 2008, Mr. Huang is no longer an executive officer, but will receive an aggregate annual base compensation of $400,000, comprised of Chairman of the Board retainer of $225,000 and base salary of $175,000 as a part-time employee for his leadership of our global business services division. Mr. Huang will also receive a restricted stock award of 2,000 shares of our common stock for his services as Chairman of the Board.

While Mr. Huang is no longer an executive officer, he will continue to serve on our Board of Directors as Chairman and provide leadership of our global business services division during his transition from part-time status. As such, any future compensation payable to Mr. Huang, as a director and as an employee, will be based upon the approval of the Nominating and Corporate Governance Committee and Compensation Committee, respectively, both of which are composed of disinterested members of the Board of Directors.

President and Chief Executive Officer. Kevin Murai, our President and Chief Executive Officer and a Director, joined us in March 2008. He served as Co-Chief Executive Officer until Mr. Huang's retirement in December 2008. Mr. Murai's base salary was increased from his original $400,000 per year in March 2008 to $500,000 per year in December 2008 in connection with his succession as President and sole Chief Executive Officer. Mr. Murai also received relocation expenses of $8,000, a bonus of $900,000 under our 2008 profit sharing plan, a stock option grant of 150,000 shares, and a restricted stock award of 50,000 shares. Some of the primary factors affecting Mr. Murai's compensation include, among other things, comparative compensation of competitor companies, his overall leadership of the company, his role in the successful transition in the succession of Mr. Huang, and his increased responsibilities as President and sole Chief Executive Officer.

Chief Financial Officer. Thomas Alsborg is our Chief Financial Officer. He joined us in March 2007. Mr. Alsborg's base salary remained the same at $250,000 per year in fiscal year 2008. Mr. Alsborg also received a bonus of $345,000 under our 2008 profit sharing plan, stock option grants totaling 16,500 shares, and restricted stock awards totaling 5,500 shares. Some of the primary factors affecting Mr. Alsborg's compensation include, among other things, his contribution to the overall leadership of the company, his leadership of the financial function of the company, his assistance in the successful transition of Mr. Huang to Mr. Murai, and his leadership in several financings during fiscal year 2008.

Chief Operating Officer. Dennis Polk is our Chief Operating Officer and served in this capacity since July 2006 and previously served as Chief Financial Officer and Senior Vice President of Corporate Finance since joining us in February 2002. Mr. Polk's base salary remained substantially the same at $307,560 per year in fiscal year 2008. Mr. Polk also received a bonus of $625,000 under our 2008 profit sharing plan, stock option grant of 25,000 shares, and a restricted stock award of 8,500 shares. Some of the primary factors affecting Mr. Polk's compensation include, among other things, his contribution to the overall leadership of the company, his leadership of the operations function of the company, his assistance in the successful transition of Mr. Huang to Mr. Murai, and his leadership in our successful acquisition and integration of New Age Electronics, Inc.

President, US Distribution. Peter Larocque has served as our President, U.S. Distribution since July 2006 and previously served as Executive Vice President of Distribution from June 2001 to July 2006, and Senior Vice President of Sales and Marketing from September 1997 until June 2001. Mr. Larocque is responsible for our U.S. distribution business. Mr. Larocque's base salary remained the same at $322,938 per year in fiscal year 2008. Mr. Larocque also received a bonus of $800,000 under our 2008 profit sharing plan, stock option grant of 25,000 shares, and a restricted stock award of 8,500 shares. Some of the primary factors affecting Mr. Larocque's compensation include, among other things, his contribution to the overall leadership of our company, his leadership of the sales and marketing function of our company in the United States, his assistance in the successful transition of Mr. Huang to Mr. Murai, his leadership in our successful integration of New Age Electronics, Inc., and his contribution to the year over year increase in revenues and net income of approximately 11% and 33%, respectively.

President and Chief Executive Officer of SYNNEX Canada Limited. Jim Estill joined SYNNEX Canada Limited in September 2004 as President and Chief Executive Officer after the acquisition of EMJ Data Systems Limited by SYNNEX Canada Limited. Mr. Estill is responsible for SYNNEX Canada Limited. Mr. Estill's base salary remained the same at CDN$235,000 per year in fiscal year 2008. Mr. Estill also received a plan bonus of CDN$285,000 under our 2008 profit sharing plan, stock option grant of 15,000 shares, and a restricted stock award of 5,000 shares. Some of the primary factors affecting Mr. Estill's compensation include, among other things, his contribution to the overall leadership of our company, his leadership of SYNNEX Canada Limited, his assistance in the successful transition of Mr. Huang to Mr. Murai, and his contribution to the year over year increase in revenues and net income of approximately 11% and 33%, respectively.

Tax Deductibility Considerations

Section 162(m) of the Code generally prohibits us from deducting the compensation of executive officers that exceeds $1,000,000 unless that compensation is contingent on the satisfaction of objective performance goals approved by our stockholders. Our 2009 Profit Sharing Plan, which is submitted for stockholder approval, is structured to permit bonus awards under that plan to qualify as performance-based compensation and to maximize the tax deductibility of such awards. However, we reserve the discretion to pay compensation to our executive officers that may not be deductible.

Compensation Committee

The Compensation Committee has overall responsibility for our executive compensation policies as provided in a written charter adopted by your Board of Directors. The Compensation Committee is empowered to review and approve the annual compensation and compensation procedures for our executive officers. The Compensation Committee does not delegate any of its functions to others in setting compensation.

Compensation Consultant and Peer Group Analysis. To assist in this process, the Compensation Committee retained the services of Compensia LLC as its compensation consultant for fiscal year 2008. Compensia reported directly to the Compensation Committee and the Compensation Committee directly approved the Compensia fees. The Compensation Committee believes that the Compensia advice was independent of management and benefited our company and stockholders. Compensia provided the Compensation Committee with a review of the overall compensation climate in the United States, best practices, and trends specific to our industry. Compensia provided analyses of base salaries, bonuses, long-term incentives and benefit practices, along with recommendations related to compensation.

The Compensation Committee's decisions were made with attention to the compensation practices of our competitors and of a sample of high-tech companies with market capitalizations similar to ours. The following industry peer companies and market capitalization peer companies were used in our competitive benchmarking:

Industry Peers	Market Capitalization Peers
Agilysis, Inc.	Actel Corporation
Arrow Electronics, Inc.	Benchmark Electronics, Inc.
Avnet, Inc.	Black Box Corporation
Bell Microproducts Inc.	Brightpoint, Inc.
Ingram Micro Inc.	Checkpoint Systems, Inc.
Tech Data Corporation	CIBER, Inc.
	CMGI Inc.
	Epicor Software Corporation
	Micrel, Inc.
	Plexus Corp.
	Sanmina-SCI Corporation
	ScanSource, Inc.
	TriQuint Semiconductor Inc.
	TTM Technologies, Inc.

In addition to talking to members of our Compensation Committee, Compensia also contacted certain of our executive officers and other employees in our human resources department to obtain historical data and insight into previous compensation practices. Our Compensation Committee took Compensia's recommendations into consideration when setting executive compensation for fiscal year 2008 and used them as a basis for making changes to executive compensation for fiscal year 2009.

Tally Sheets and the Role of President and Chief Executive Officer. In fiscal year 2008, the Compensation Committee continued the practice of reviewing the total remuneration of the executive officers using summary tables, or tally sheets. These tally sheets allowed the Compensation Committee to undertake a comprehensive review across all forms of compensation, and to understand the effect that changing profit and stock price scenarios could have on such forms.

Messrs. Huang and Murai also made recommendations to the Compensation Committee as to the compensation of the other executive officers and others in senior management. The Compensation Committee considered the recommendations of our President and Chief Executive Officer, the executive officer's role, responsibilities and performance during the past year, and the amount of compensation paid to executive officers in similar positions at comparable companies. The Compensation Committee may accept or adjust such recommendations and also made the sole determination of the compensation of the President and Chief Executive Officer. These recommendations were considered in relation to annual performance reviews and played an important role in the compensation determinations by the Compensation Committee.

In general, we believe that the current executive compensation program meets the objectives of rewarding executive officers for measurable results in meeting and exceeding goals.

Compensation Committee Report

The following report of the Compensation Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by SYNNEX under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with SYNNEX' management. Based on this review and these discussions, the Compensation Committee recommended to the Board of Directors of SYNNEX that the Compensation Discussion and Analysis be included in SYNNEX' proxy statement on Schedule 14A and incorporated by reference into its Annual Report on Form 10-K for the fiscal year ended November 30, 2008.

Respectfully submitted on February 12, 2009, by the members of the Compensation Committee of your Board of Directors:

Mr. Fred Breidenbach
Mr. Dwight Steffensen
Mr. James Van Horne, Chairman

(3) Stock awards listed in these columns vest as to 20% of the shares on the first five anniversaries of the grant date. Option awards listed in these columns vest and become exercisable as to 20% of the shares on the first anniversary of the grant date and the remaining vest monthly thereafter over the remaining four-year period.

Narrative to 2008 Summary Compensation Table and 2008 Grants Plan-Based Awards Table

See Compensation Discussion and Analysis above for a complete description of compensation plans pursuant to which the amounts listed under the 2008 Summary Compensation Table and 2008 Grants of Plan-Based Awards Table were paid or awarded and the criteria for such payment, including targets for payment of annual incentives, as well as performance criteria on which such payments were based. The Compensation Discussion and Analysis also describes the options and restricted stock grants.

Except as otherwise noted, all stock awards and option awards vest over five years beginning on the grant date, with the first vesting occurring on the first anniversary of the grant date.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

The following summarizes our employment arrangement with our executive officers, including potential payments payable to our executive officers upon termination of employment or a change in control of us under their current employment agreements and our other compensation programs. The Compensation Committee may in its discretion revise, amend or add to these benefits if it deems advisable. Although much of the compensation for our executive officers is performance-based and largely contingent upon achievement of aggressive financial goals, our change of control arrangements provide important protection to our executive officers, are consistent with practice of our peer companies, and are appropriate for attraction and retention of executive talent.

Consistent with the practice of our peer companies, other compensation decisions are not generally based on the existence of this severance protection. We find it more equitable to offer severance benefits based on a standard formula relating to the executive officer's title or title equivalent and tenure with the company because severance often serves as a bridge when employment is involuntarily terminated, and should therefore not be affected by other, longer-term accumulations.

Robert Huang. On February 7, 2006, the Compensation Committee approved an employment agreement with Mr. Huang for a term of four years and on January 7, 2008, we amended Mr. Huang's employment agreement to conform with changes to Section 409A of the Code. Pursuant to the agreement, Mr. Huang received an annual base salary of $400,000 and was granted an award of restricted stock units for 250,000 shares of our common stock under our 2003 Stock Incentive Plan. The restricted stock units vest with respect to 25% of the shares on the date that is 13 months after the date of grant, and an additional 25% of the shares on the second, third and fourth anniversaries of the date of grant. This agreement also provided for the following severance and change of control arrangements:

Subject to the terms and conditions of the agreement, if Mr. Huang terminates his employment with us due to a reduction of his title, authority, duties, position or responsibilities; a reduction by us of his base salary or bonus opportunity unless proportionate to a reduction in his employment schedule consented to by Mr. Huang; the relocation of his principal place of employment to a facility or a location more than fifty (50) miles from his current location; or our failure to obtain the assumption of this agreement by any of our successors, or Good Reason, or we terminate his employment for a reason other than his commission of a felony, an act involving moral turpitude, or an act constituting common law fraud, and which has a material adverse effect on our business or affairs or our affiliates or stockholders; intentional or willful misconduct or refusal to follow the lawful instructions of the Board of Directors or intentional breach of our confidential information obligations which has an adverse effect on us or our affiliates or stockholders, or Cause, or Mr. Huang's inability to perform the principal functions of his duties due to a physical or mental impairment, but only if such inability has lasted or is reasonably expected to last for at least six (6) months, or Disability, or his death, then Mr. Huang will receive the following severance benefits:

Messrs. Huang and Murai also made recommendations to the Compensation Committee as to the compensation of the other executive officers and others in senior management. The Compensation Committee considered the recommendations of our President and Chief Executive Officer, the executive officer's role, responsibilities and performance during the past year, and the amount of compensation paid to executive officers in similar positions at comparable companies. The Compensation Committee may accept or adjust such recommendations and also made the sole determination of the compensation of the President and Chief Executive Officer. These recommendations were considered in relation to annual performance reviews and played an important role in the compensation determinations by the Compensation Committee.

In general, we believe that the current executive compensation program meets the objectives of rewarding executive officers for measurable results in meeting and exceeding goals.

Compensation Committee Report

The following report of the Compensation Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by SYNNEX under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with SYNNEX' management. Based on this review and these discussions, the Compensation Committee recommended to the Board of Directors of SYNNEX that the Compensation Discussion and Analysis be included in SYNNEX' proxy statement on Schedule 14A and incorporated by reference into its Annual Report on Form 10-K for the fiscal year ended November 30, 2008.

Respectfully submitted on February 12, 2009, by the members of the Compensation Committee of your Board of Directors:

Mr. Fred Breidenbach
Mr. Dwight Steffensen
Mr. James Van Horne, Chairman

2008 Summary Compensation Table

The following tables set forth compensation for services rendered in all capacities to us for the three fiscal years ended November 30, 2006, 2007 and 2008 for our President and Chief Executive Officer, former President and Co-Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers as of November 30, 2008 whose total compensation for fiscal year ended November 30, 2008 exceeded $100,000, whom we refer to in this Proxy Statement as the named executive officers.

Name & Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Kevin Murai(3)	2008	261,539	64,700	79,192	900,000	8,000	1,313,431
Co-Chief Executive	2007	—	—	—	—	—	—
Officer, and Director	2006	—	—	—	—	—	—
Robert Huang(4)	2008	400,000	1,190,625	302,501	1,800,000	—	3,693,126
President, Co-Chief	2007	415,380	1,190,625	302,480	1,780,000	—	3,688,485
Executive Officer, and Director	2006	400,006	992,188	213,758	1,600,000	—	3,205,952
Thomas Alsborg	2008	250,000	81,705	103,446	345,000	850	781,001
Chief Financial Officer	2007	168,269	47,198	60,200	171,000	850	447,517
	2006	—	—	—	—	—	—
Dennis Polk	2008	307,560	102,772	186,552	625,000	850	1,222,734
Chief Operating Officer	2007	315,900	68,940	145,253	510,000	850	1,040,943
	2006	276,923	29,543	93,959	450,000	750	851,175
Peter Larocque	2008	322,938	102,772	216,517	800,000	850	1,443,077
President, US Distribution	2007	331,695	68,940	175,203	650,000	850	1,226,688
	2006	315,161	29,543	123,909	600,000	1,165	1,069,778
Jim Estill	2008	190,160(5)	46,765	183,879	230,620(6)	688(7)	652,112
President and Chief	2007	242,965(5)	26,530	159,080	249,825(6)	—	678,400
Executive Officer of SYNNEX Canada Limited	2006	179,185(5)	2,891	128,303	175,239(6)	—	485,618

(1) Amounts listed in these columns represent the estimated fair value of stock awards and option awards recognized by us under SFAS 123(R), disregarding estimated forfeitures, for fiscal year ended November 30, 2008, rather than amounts realized by the named individuals. See Note 3 "Share-Based Compensation" for our valuation assumptions for this expense included in our Annual Report on Form 10-K for fiscal year ended November 30, 2008.

(2) Represents performance bonus awards under the profit sharing plan earned in 2008, but paid in 2009.

(3) Mr. Murai joined SYNNEX on March 31, 2008 as our Co-Chief Executive Officer and on December 1, 2008 became our President and sole Chief Executive Officer.

(4) Mr. Huang retired as President and Co-Chief Executive Officer on December 1, 2008 and currently serves as a non-executive employee, a director and Chairman of the Board.

(5) Mr. Estill earned CDN$235,000, CDN$243,135 and CDN$204,504 in fiscal years ended November 30, 2008, 2007 and 2006, respectively. The amount set forth above was calculated based on the foreign exchange rate of the Canadian Dollar to the U.S. Dollar on November 30, 2008, 2007 and 2006 of $1.2358, $1.0007 and $1.1413, respectively.

(6) Mr. Estill earned CDN$285,000, CDN$250,000 and CDN$200,000 in fiscal years ended November 30, 2008, 2007 and 2006, respectively. The amount set forth above was calculated based on the foreign exchange rate of the Canadian Dollar to the U.S. Dollar on November 30, 2008, 2007 and 2006 of $1.2358, $1.0007 and $1.1413, respectively.

(7) Mr. Estill received matching contributions to his Registered Retirement Savings Plan in the amount of CDN$850 in the fiscal year ended November 30, 2008. The amount set forth above was calculated based on the foreign exchange rate of the Canadian Dollar to the U.S. Dollar on November 30, 2008 of $1.2358.

2008 Grants of Plan-Based Awards

The following table sets forth information on grants of plan-based awards in fiscal year ended November 30, 2008 to the named executive officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($/Sh)
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**				
Kevin Murai	10/3/08	—	—	—	—	150,000	19.41	7.92
	10/3/08	—	—	—	50,000	—	—	19.41
	—	400,000	633,333	933,333	—	—	—	—
Robert Huang	—	666,667	1,266,667	1,866,667	—	—	—	—
Thomas Alsborg	1/18/08	—	—	—	—	7,500	21.52	8.62
	10/3/08	—	—	—	—	9,000	19.41	7.92
	1/18/08	—	—	—	2,500	—	—	21.52
	10/3/08	—	—	—	3,000	—	—	19.41
	—	150,000	300,000	455,000	—	—	—	—
Dennis Polk	10/3/08	—	—	—	—	25,000	19.41	7.92
	10/3/08	—	—	—	8,500	—	—	19.41
	—	275,000	540,000	780,000	—	—	—	—
Peter Larocque	10/3/08	—	—	—	—	25,000	19.41	7.92
	10/3/08	—	—	—	8,500	—	—	19.41
	—	350,000	680,000	1,040,000	—	—	—	—
Jim Estill	10/3/08	—	—	—	—	15,000	19.41	7.92
	10/3/08	—	—	—	5,000	—	—	19.41
	—	200,000	300,000	487,500	—	—	—	—

(1) The target incentive amounts shown in this column reflect our annual bonus awards originally provided under our 2008 profit sharing plan and represents pre-established target awards as a percentage of base salary for fiscal year ended November 30, 2008, with the potential for actual awards under the plan to either exceed or be less than such funding target depending upon corporate performance. Actual award amounts are not guaranteed and are determined at the discretion of the Compensation Committee, which may consider an individual's performance during the period. For additional information, please refer to the Compensation Discussion and Analysis section. Actual 2008 profit sharing plan payouts are reflected in the Non-Equity Incentive Plan Compensation column of the 2008 Summary Compensation Table.

(2) The threshold illustrates the smallest payout that can be made if all of the pre-established performance objectives are achieved at the minimum achievement level. Actual awards may be more or less than these amounts and are at the discretion of the Compensation Committee. The target is the payout that can be made if the pre-established performance objectives have been achieved at the target achievement level. The maximum is the greatest payout that can be made if the pre-established maximum performance objectives are achieved or exceeded at the outperform achievement levels.

(3) Stock awards listed in these columns vest as to 20% of the shares on the first five anniversaries of the grant date. Option awards listed in these columns vest and become exercisable as to 20% of the shares on the first anniversary of the grant date and the remaining vest monthly thereafter over the remaining four-year period.

Narrative to 2008 Summary Compensation Table and 2008 Grants Plan-Based Awards Table

See Compensation Discussion and Analysis above for a complete description of compensation plans pursuant to which the amounts listed under the 2008 Summary Compensation Table and 2008 Grants of Plan-Based Awards Table were paid or awarded and the criteria for such payment, including targets for payment of annual incentives, as well as performance criteria on which such payments were based. The Compensation Discussion and Analysis also describes the options and restricted stock grants.

Except as otherwise noted, all stock awards and option awards vest over five years beginning on the grant date, with the first vesting occurring on the first anniversary of the grant date.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

The following summarizes our employment arrangement with our executive officers, including potential payments payable to our executive officers upon termination of employment or a change in control of us under their current employment agreements and our other compensation programs. The Compensation Committee may in its discretion revise, amend or add to these benefits if it deems advisable. Although much of the compensation for our executive officers is performance-based and largely contingent upon achievement of aggressive financial goals, our change of control arrangements provide important protection to our executive officers, are consistent with practice of our peer companies, and are appropriate for attraction and retention of executive talent.

Consistent with the practice of our peer companies, other compensation decisions are not generally based on the existence of this severance protection. We find it more equitable to offer severance benefits based on a standard formula relating to the executive officer's title or title equivalent and tenure with the company because severance often serves as a bridge when employment is involuntarily terminated, and should therefore not be affected by other, longer-term accumulations.

Robert Huang. On February 7, 2006, the Compensation Committee approved an employment agreement with Mr. Huang for a term of four years and on January 7, 2008, we amended Mr. Huang's employment agreement to conform with changes to Section 409A of the Code. Pursuant to the agreement, Mr. Huang received an annual base salary of $400,000 and was granted an award of restricted stock units for 250,000 shares of our common stock under our 2003 Stock Incentive Plan. The restricted stock units vest with respect to 25% of the shares on the date that is 13 months after the date of grant, and an additional 25% of the shares on the second, third and fourth anniversaries of the date of grant. This agreement also provided for the following severance and change of control arrangements:

Subject to the terms and conditions of the agreement, if Mr. Huang terminates his employment with us due to a reduction of his title, authority, duties, position or responsibilities; a reduction by us of his base salary or bonus opportunity unless proportionate to a reduction in his employment schedule consented to by Mr. Huang; the relocation of his principal place of employment to a facility or a location more than fifty (50) miles from his current location; or our failure to obtain the assumption of this agreement by any of our successors, or Good Reason, or we terminate his employment for a reason other than his commission of a felony, an act involving moral turpitude, or an act constituting common law fraud, and which has a material adverse effect on our business or affairs or our affiliates or stockholders; intentional or willful misconduct or refusal to follow the lawful instructions of the Board of Directors or intentional breach of our confidential information obligations which has an adverse effect on us or our affiliates or stockholders, or Cause, or Mr. Huang's inability to perform the principal functions of his duties due to a physical or mental impairment, but only if such inability has lasted or is reasonably expected to last for at least six (6) months, or Disability, or his death, then Mr. Huang will receive the following severance benefits:

- Severance Payments. Mr. Huang will be paid severance for twelve (12) months following his employment termination date at a monthly rate equal to his annual base salary rate, as then in effect, divided by twelve (12) months. Such payments will be paid periodically in accordance with our normal payroll policies, subject to a six-month delay to the extent required under Section 409A. In addition, Mr. Huang will receive a prorated portion of any profit-sharing bonus earned for the year of termination as determined by the Compensation Committee, payable when such bonuses are normally paid.
- Continued Health Benefits. Mr. Huang will receive reimbursement from us for the group health continuation coverage premiums for him and his eligible dependents under Section 4980B of the Code or corresponding provisions of state law, or COBRA, through the earliest of (x) the twelve-month anniversary of the date of termination of employment, (y) the date upon which Mr. Huang and his eligible dependents become covered under similar plans or (z) the date Mr. Huang no longer constitutes a "Qualified Beneficiary" (as such term is defined in Section 4980B(g) of the Code); provided, however, that Mr. Huang will be solely responsible for electing COBRA coverage within the required time period. Thereafter, Mr. Huang will be eligible for continued COBRA coverage at his expense for a minimum of three years.
- Accelerated Vesting. One hundred percent (100%) of the unvested shares subject to all of Mr. Huang's outstanding rights to purchase or receive shares of our common stock (including, without limitation, through awards of stock options, restricted stock units or similar awards) whether acquired by Mr. Huang before or after the date of this agreement and 100% of any of his shares of our common stock subject to our right of repurchase or forfeiture upon Mr. Huang's termination of employment for any reason will immediately vest and, if applicable, become exercisable upon such termination. In all other respects, such awards will continue to be subject to the terms and conditions of the plans, if any, under which they were granted and any applicable agreements between us and Mr. Huang.

Mr. Huang is entitled to the above severance benefits regardless of whether a change of control has occurred. We believe that structuring Mr. Huang's severance benefits in this fashion encourages his retention, rewards him for his individual contribution, loyalty, teamwork and integrity, and motivates him to achieve returns for our stockholders.

If Mr. Huang's employment with us terminates as a result other than an involuntary termination as discussed above, then Mr. Huang will not be entitled to receive the above severance benefits and will only be entitled to receive his earned but unpaid base salary through the date of termination of employment, all accrued vacation, expense reimbursements and any other benefits due to him through the date of termination of employment in accordance with our established plans, policies and arrangements, and such other compensation or benefits from us as may be required by law (for example, COBRA coverage).

The receipt of any such severance and change of control benefits will be subject to Mr. Huang not violating the non-competition and non-solicitation covenants of the agreement.

In connection with the retirement of Mr. Huang as President and Co-Chief Executive Officer on December 1, 2008, Mr. Huang will receive an aggregate annual base compensation of $400,000, comprised of Chairman of the Board retainer of $225,000 and base salary of $175,000 as a part-time employee for his leadership of our global business services division. Mr. Huang will also receive a restricted stock award of 2,000 shares of our common stock for his services as Chairman of the Board. Since Mr. Huang has retired from our company as an executive officer, we intend to re-evaluate the applicability of the above severance and change of control benefits. As such, any change in benefits payable to Mr. Huang, as a director and as an employee, will be based upon the approval of the Nominating and Corporate Governance Committee and Compensation Committee, respectively, both of which are composed of disinterested members of the Board of Directors.

Kevin Murai. On March 31, 2008, the Board of Directors appointed Kevin Murai as Co-Chief Executive Officer of SYNNEX. In connection with Mr. Murai's employment with SYNNEX, Mr. Murai and our company executed an employment offer which provided for certain severance benefits. If we terminate Mr. Murai's employment with our company after March 31, 2008 for a reason other than Cause, Disability or death, as such terms are defined below in the offer letter, then Mr. Murai will receive the following severance benefits from us:

- Severance Payments. Mr. Murai will be paid severance for twelve (12) months following the employment termination date at a monthly rate equal to his annual base salary rate plus target incentive bonus, as then in effect, divided by twelve (12) months. Such payments shall be paid periodically in accordance with our normal payroll policies.

- Continued Health Benefits. Mr. Murai will receive reimbursement from us of the group health continuation coverage premiums for Mr. Murai and his eligible dependents under Section 4980B of the Code or corresponding provisions of state law, or COBRA through the earliest of (x) the twelve-month anniversary of the date of termination of employment, (y) the date upon which Mr. Murai and his eligible dependents become covered under similar plans or (z) the date Mr. Murai no longer qualifies as a "Qualified Beneficiary" (as such term is defined in Section 4980B(g) of the Code); provided, however, that Mr. Murai is solely responsible for timely electing COBRA coverage.

The receipt of any severance benefits will be subject to Mr. Murai signing and not revoking a release of claims in a form acceptable to the company within such period of time as we may require, but not to exceed 21 days following his termination of employment. The receipt of any such severance and change of control benefits will be subject to Mr. Murai not violating the non-competition and non-solicitation covenants of the agreement.

Jim Estill. On January 10, 2006, the Board of Directors appointed Jim Estill to be an executive officer of SYNNEX. At the time of his appointment, Mr. Estill had in effect an employment agreement, dated July 14, 2004. Pursuant to the agreement, Mr. Estill originally received an annual base salary of CDN$110,000. Immediately prior to his appointment as an executive officer, Mr. Estill's annual base salary was the equivalent of $200,000. Mr. Estill is also eligible for annual merit increases in base salary similar to all of our employees. This agreement also provides for the following severance and change of control arrangements:

- Termination on Notice. SYNNEX Canada may terminate the employment of Mr. Estill at any time without cause, by prior written notice or pay in lieu of notice in accordance with applicable employment laws and the common law of the Province of Ontario. SYNNEX Canada will recognize Mr. Estill's service with EMJ Data Systems Ltd., a predecessor of SYNNEX Canada, for the purpose of determining the period of notice.

- Resignation. Mr. Estill shall give SYNNEX Canada 30 days' written notice of his resignation and, subject to the following sentence, Mr. Estill's employment shall terminate on the date specified in the notice. Upon receipt of his notice of resignation, or at any time thereafter, SYNNEX Canada shall have the right to elect to pay Mr. Estill's base salary for the remainder of the notice period and continue his benefits for the period of notice (subject to any exclusions required by SYNNEX Canada's insurers), and if SYNNEX Canada so elects, Mr. Estill's employment shall terminate immediately upon such payment.

- Disability. If SYNNEX Canada determines that Mr. Estill has suffered any Disability which means a physical or mental incapacity that has prevented Mr. Estill from performing the essential duties customarily assigned to him, with all reasonable accommodations required by law, for 180 days, whether or not consecutive, out of any 12 consecutive months and that in the opinion of SYNNEX Canada's Board of Directors, acting reasonably, is likely to continue, SYNNEX Canada may terminate his employment by notice. If Mr. Estill's employment terminates by reason of notice, then Mr. Estill shall receive, in lieu of all amounts otherwise payable under this agreement (except for amounts earned, but not yet paid to Mr. Estill through the date of such Disability), compensation at Mr. Estill's base salary rate for a 3-month period following the date of Disability. If and for so long as Mr. Estill is eligible and meets any conditions of SYNNEX Canada's plans and policies, Mr. Estill will be entitled to long-term disability benefits.

- Cause. SYNNEX Canada Limited, or SYNNEX Canada, may terminate the employment of Mr. Estill at any time for cause, including theft, dishonesty or breach of law; any material breach or default of Mr. Estill's obligations, or any material neglect of duty, misconduct or disobedience in discharging any of his duties and responsibilities; Mr. Estill's acceptance of a gift of any kind, other than gifts of nominal or inconsequential value, from any source directly or indirectly related to Mr. Estill's employment, except if the acceptance of such a gift is in the ordinary course of business in the industry provided that Mr. Estill provides notice of his acceptance of such a gift; any failure of or refusal by Mr. Estill to comply with the reasonable and lawful policies, rules and regulations of SYNNEX Canada; or anything or any behavior that constitutes just cause at law in accordance with the laws of the Province of Ontario. If SYNNEX Canada terminates the employment of Mr. Estill for cause, his benefits shall cease and SYNNEX Canada shall not be obligated to make any further payments under this agreement except amounts due and owing at the time of the termination.
- Resignation for Good Reason. Mr. Estill may resign his employment for any significant or material diminution in his authority, duties or responsibilities normally associated with his position; any significant or material change in his current reporting relationships without prior reasonable notice; or reduction of his base salary rate, or Good Cause, upon written notice to SYNNEX Canada specifying the reasons for resigning for Good Cause. If Mr. Estill resigns his employment for Good Cause, he shall be entitled to a payment in lieu of notice in accordance with applicable laws of the Province of Ontario as if his employment had been terminated without cause and without prior notice.

Mr. Estill's health and welfare benefit coverage shall cease upon termination of his employment pursuant to any termination on notice or resignation for Good Cause, except that where the employment is terminated by pay in lieu of notice, benefit coverage (subject to any exclusions required by SYNNEX Canada's insurers) shall continue only until the expiration of the notice period or until Mr. Estill commences other employment, whichever occurs first. Pay in lieu of notice or payment in lieu of notice shall be at Mr. Estill's base salary rate and shall not include any bonus, incentive, executive compensation, stock options, or other discretionary income or benefits, and shall be paid in a lump sum promptly following Mr. Estill's termination of employment subject to dispute as to the length of notice period for which payment is to be made. The notice or payments provided for in the employment agreement shall be inclusive of Mr. Estill's entitlement to notice, termination pay, and severance pay under the Employment Standards Act, 2000, shall satisfy all of SYNNEX Canada's obligations in relation to the termination of Mr. Estill's employment and shall be accepted and received by Mr. Estill in lieu of any other notice, pay in lieu of notice, termination pay, severance pay, claim or cause of action for damages relating to the termination of his employment.

Mr. Estill shall be entitled to all earned, but unpaid base salary and payments in respect of expenses subject to reimbursement accrued or incurred up to and including the date on which notice of termination or resignation is given.

Mr. Estill has agreed to a non-competition covenant with SYNNEX Canada Limited for the duration of his employment plus an additional two years after the termination of his employment, except in the event of a change of control. In the event of a change of control, the additional two-year non-competition period after termination of his employment is eliminated.

Other than as described above, the employment agreements of Messrs. Huang, Murai and Estill do not provide for repricings or other material modifications of outstanding stock options or other equity-based awards; payment of dividends; material waiver or modification of any specified performance target, goal or condition to payout under any reported incentive payout plan or any formula with respect to level of annual base salary and bonus in proportion to total compensation.

Other Executive Officers. If any of the following categories of officers is terminated without cause within two months before or 12 months after a change of control of us (including a voluntary termination because of a reduction in salary or position or a relocation), the officer is entitled to the following:

- Executive Vice Presidents are entitled to salary continuation at a rate equal to the average of total salary and bonus over the prior three years for a minimum of 18 months plus one month per year of employment after the eighteenth year of employment, up to a maximum of 24 months, and paid COBRA for two years; and
- Senior Vice Presidents and the Chief Information Officer are entitled to salary continuation at a rate equal to the average total salary and bonus over the prior three years for a minimum of 12 months plus one month per year of employment after the thirteenth year of employment, up to a maximum of 18 months, and paid COBRA for one year.

Severance payments will be delayed for six months following termination of employment to the extent required by Section 409A.

For these other executive officers, we believe that structuring their severance benefits in the above described fashion in connection with a change of control and tying each individual's severance payment with his or her length of service with us, encourages their retention, rewards them for their individual contributions, loyalty, teamwork and integrity, and motivates them to achieve returns for our stockholders.

For each of these other executive officers, if their employment with us terminates as a result other than termination without cause within two months before or 12 months after a change in control of us, then they will not be entitled to receive the above severance benefits. They are entitled to receive compensation and benefits through the date of termination in accordance with our established plans.

Potential Payments Upon Termination or Change of Control

The following table sets forth potential payments payable to our current named executive officers upon termination of employment or a change in control. Our Compensation Committee may in its discretion revise, amend or add to the benefits if it deems advisable. The table below reflects amounts payable to our named executive officers assuming a change of control on, or their employment was terminated on November 30, 2008:

Name	Benefit	Termination for Good Reason/Without Cause; No Change of Control ($)	Termination Without Cause with Change of Control ($)	Termination due to Disability($)
Kevin Murai	Salary	400,000	400,000	—
	Bonus	900,000	900,000	—
	Option acceleration	—	—	—
	Benefits continuation	4,314	4,314	—
	Total value	1,304,314	1,304,314	—
Robert Huang	Salary	400,000	400,000	—
	Bonus	1,800,000	1,800,000	—
	Option acceleration	1,917,395	1,917,395	—
	Benefits continuation	8,620	8,620	—
	Total value	4,126,015	4,126,015	—
Thomas Alsborg	Salary	—	386,701	—
	Bonus	—	—	—
	Option acceleration	—	—	—
	Benefits continuation	—	15,077	—
	Total value	—	401,778	—
Dennis Polk	Salary	—	1,010,912	—
	Bonus	—	—	—
	Option acceleration	—	—	—
	Benefits continuation	—	30,155	—
	Total value	—	1,041,067	—
Peter Larocque	Salary	—	1,760,140	—
	Bonus	—	—	—
	Option acceleration	—	—	—
	Benefits continuation	—	24,931	—
	Total value	—	1,785,071	—
Jim Estill	Salary	794,366(1)	794,366(1)	47,540(2)
	Bonus	—	—	—
	Option acceleration	—	—	—
	Benefits continuation	—	—	67,972(2)
	Total value	794,366(1)	794,366(1)	115,512(2)

(1) Mr. Estill would be entitled to CDN$981,677 in severance payments. The amounts set forth above were calculated based on the foreign exchange rate of the Canadian Dollar to the U.S. Dollar on November 30, 2008 of $1.2358.

(2) Mr. Estill would have been entitled to CDN$58,750 in salary plus long-term benefits equal to CDN$84,000 on an annual basis as long as he is eligible. The amounts set forth above were calculated based on the foreign exchange rate of the Canadian Dollar to the U.S. Dollar on November 30, 2008 of $1.2358.

circumstances, a participant may receive an early distribution in the form of a lump sum payment, subject to certain penalties. As noted above, this plan was amended effective January 1, 2005 to conform with changes required under Section 409A of the Code. As a result, for account balances earned after 2004, distributions to officers upon termination of employment are generally subject to a six-month delay, and accelerated distributions are generally prohibited.

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans maintained by us. The Compensation Committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other employees with non-qualified defined contribution benefits if the Compensation Committee determines that doing so is in our best interests.

Potential Payments Upon Termination or Change of Control

The following table sets forth potential payments payable to our current named executive officers upon termination of employment or a change in control. Our Compensation Committee may in its discretion revise, amend or add to the benefits if it deems advisable. The table below reflects amounts payable to our named executive officers assuming a change of control on, or their employment was terminated on November 30, 2008:

Name	Benefit	Termination for Good Reason/Without Cause; No Change of Control ($)	Termination Without Cause with Change of Control ($)	Termination due to Disability($)
Kevin Murai	Salary	400,000	400,000	—
	Bonus	900,000	900,000	—
	Option acceleration	—	—	—
	Benefits continuation	4,314	4,314	—
	Total value	1,304,314	1,304,314	—
Robert Huang	Salary	400,000	400,000	—
	Bonus	1,800,000	1,800,000	—
	Option acceleration	1,917,395	1,917,395	—
	Benefits continuation	8,620	8,620	—
	Total value	4,126,015	4,126,015	—
Thomas Alsborg	Salary	—	386,701	—
	Bonus	—	—	—
	Option acceleration	—	—	—
	Benefits continuation	—	15,077	—
	Total value	—	401,778	—
Dennis Polk	Salary	—	1,010,912	—
	Bonus	—	—	—
	Option acceleration	—	—	—
	Benefits continuation	—	30,155	—
	Total value	—	1,041,067	—
Peter Larocque	Salary	—	1,760,140	—
	Bonus	—	—	—
	Option acceleration	—	—	—
	Benefits continuation	—	24,931	—
	Total value	—	1,785,071	—
Jim Estill	Salary	794,366(1)	794,366(1)	47,540(2)
	Bonus	—	—	—
	Option acceleration	—	—	—
	Benefits continuation	—	—	67,972(2)
	Total value	794,366(1)	794,366(1)	115,512(2)

(1) Mr. Estill would be entitled to CDN$981,677 in severance payments. The amounts set forth above were calculated based on the foreign exchange rate of the Canadian Dollar to the U.S. Dollar on November 30, 2008 of $1.2358.

(2) Mr. Estill would have been entitled to CDN$58,750 in salary plus long-term benefits equal to CDN$84,000 on an annual basis as long as he is eligible. The amounts set forth above were calculated based on the foreign exchange rate of the Canadian Dollar to the U.S. Dollar on November 30, 2008 of $1.2358.

2008 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding outstanding equity-based awards, including the potential dollar amounts realizable with respect to each award.

	Option Awards(1)				Stock Awards(1)	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)
Kevin Murai	—	150,000	19.41	10/3/2018	—	—
	—	—	—	—	50,000	523,000
Robert Huang	200,000	—	4.50	3/1/09	—	—
	130,278	—	4.50	12/30/09	—	—
	375,000	—	9.00	4/20/10	—	—
	375,000	—	9.00	4/20/10	—	—
	375,000	—	10.00	3/29/12	—	—
	150,000	—	12.00	8/19/13	—	—
	91,667	18,333	16.10	9/27/14	—	—
	31,667	18,333	17.17	9/20/15	—	—
	20,833	29,167	23.13	10/18/16	—	—
	—	—	—	—	125,000(2)	1,307,500
Thomas Alsborg	16,667	33,333	21.24	3/30/17	—	—
	—	7,500	21.52	1/18/18	—	—
	—	9,000	19.41	10/3/18	—	—
	—	—	—	—	13,332	139,453
	—	—	—	—	2,500	26,150
	—	—	—	—	3,000	31,380
Dennis Polk	4,167	—	10.00	2/15/12	—	—
	29,465	—	12.00	8/19/13	—	—
	40,734	8,333	16.10	9/27/14	—	—
	12,667	7,333	17.17	9/20/15	—	—
	10,417	14,583	23.13	10/18/16	—	—
	5,417	19,583	20.40	10/2/17	—	—
	—	25,000	19.41	10/3/18	—	—
	—	—	—	—	2,880	30,125
	—	—	—	—	4,999	52,290
	—	—	—	—	6,666	69,726
	—	—	—	—	8,500	88,910
Peter Larocque	9,853	—	10.00	3/29/12	—	—
	21,667	—	12.00	8/19/13	—	—
	31,000	12,500	16.10	9/27/14	—	—
	12,667	7,333	17.17	9/20/15	—	—
	10,417	14,583	23.13	10/18/16	—	—
	5,417	19,583	20.40	10/2/17	—	—
	—	25,000	19.41	10/3/18	—	—
	—	—	—	—	2,880	30,125
	—	—	—	—	4,999	52,290
	—	—	—	—	6,666	69,726
	—	—	—	—	8,500	88,910
Jim Estill	62,500	12,500	16.10	9/27/14	—	—
	15,833	9,167	17.17	9/20/15	—	—
	6,250	8,750	23.13	10/18/16	—	—
	3,250	11,750	20.40	10/2/17	—	—
	—	15,000	19.41	10/3/18	—	—
	—	—	—	—	3,000	31,380
	—	—	—	—	4,000	41,840
	—	—	—	—	5,000	52,300

(1) Except as otherwise noted in footnote 2, all stock awards listed in this table vest as to 20% of the shares on each of the first five anniversaries of the grant date and all option awards listed in these columns vest and become exercisable as to 20% of the shares on the first anniversary of the grant date and the remaining vest monthly thereafter over the remaining four-year period.

(2) The restricted stock units vest with respect to 25% of the shares on the date that is thirteen (13) months after February 7, 2006, and an additional 25% of the shares on the second, third and fourth anniversaries of February 7, 2006.

2008 Option Exercises and Stock Vested Table

The following table sets forth the dollar amounts realized pursuant to the vesting or exercise of equity-based awards during the latest fiscal year.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Kevin Murai	—	—	—	—
Robert Huang(3)	—	—	—	—
Thomas Alsborg	—	—	3,334	70,747
Dennis Polk	9,000	88,780	4,774	95,592
Peter Larocque	5,000	65,834	4,774	95,592
Jim Estill	—	—	2,000	38,400

(1) Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

(2) Amounts reflect the aggregate market value of shares on the vesting date.

(3) Mr. Huang deferred all shares pursuant to our 2003 Stock Incentive Plan.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. The Compensation Committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Code, may elect to adopt qualified or non-qualified defined benefit plans if the Compensation Committee determines that doing so is in our best interests.

Nonqualified Defined Contribution Plans

Nonqualified Deferred Compensation Table

Name	Executive contributions in Last Fiscal Year ($)	Registrant contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Robert Huang	—	—	(6,069,208)	—	6,450,515

As discussed above, we maintain a deferred compensation plan, which became effective on January 1, 1994. The deferred compensation plan is designed to permit designated employees to accumulate additional income for retirement and other personal financial goals through a nonqualified deferred compensation plan that enables the officer or director to make elective deferrals of a specified amount of salary or bonus to which he or she will become entitled in the future. The balance in a participant's account will be distributed in full after the earlier of their termination of employment with us or upon attaining the age of 65. The distribution may be paid in one lump sum or in equal monthly or annual installments over a period not to exceed 15 years. Under certain circumstances, a participant may receive an early distribution in the form of a lump sum payment, subject to certain penalties. As noted above, this plan was amended effective January 1, 2005 to conform with changes required under Section 409A of the Code. As a result, for account balances earned after 2004, distributions to officers upon termination of employment are generally subject to a six-month delay, and accelerated distributions are generally prohibited.

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans maintained by us. The Compensation Committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other employees with non-qualified defined contribution benefits if the Compensation Committee determines that doing so is in our best interests.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Overview

We have a business relationship with MiTAC International Corporation, or MiTAC International, a publicly-traded company in Taiwan, that began in 1992 when it became our primary investor through its affiliates. As of February 12, 2009, MiTAC International and its affiliates beneficially owned approximately 39.1% of our common stock. In addition, Matthew Miau, one of our directors and our former Chairman of our Board of Directors and a non-executive director from 1992 to December 2008, is also the Chairman of MiTAC International and each of its affiliated entities below. As a result, MiTAC International is generally able to control us and to determine the outcome of all matters submitted to stockholders for consideration, including any merger or acquisition of the company. Among other things, this could have the effect of delaying, deterring or preventing a change of control of the company with the loss of any premium that stockholders otherwise might receive in connection with such a transaction.

Proxy

We work closely with MiTAC International to collaborate on OEM outsourcing opportunities and jointly market MiTAC International's design and electronic manufacturing services and our contract assembly capabilities. This relationship has enabled us to build relationships with MiTAC International's customers and we continue to work with and depend on MiTAC International to jointly serve our shared customers. In the fiscal year ended November 30, 2008, we purchased inventories, including notebook computers, motherboard and other peripherals, from MiTAC International and its affiliates totaling approximately $261.6 million. Our sales to MiTAC International and its affiliates in the fiscal year ended November 30, 2008, totaled approximately $2.0 million. Most of these purchases and sales were pursuant to our Master Supply Agreement with MiTAC International and Sun Microsystems, one of our assembly customers.

Our business relationship to date with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments.

Accordingly, we negotiate manufacturing, pricing and other material terms on a case-by-case basis with MiTAC International and our contract assembly customers for a given project. While MiTAC International is a related party and a controlling stockholder, we believe that the significant terms under these agreements, including pricing, would not differ in any material way from the terms we could have negotiated with unaffiliated third parties, and we have adopted a policy requiring that material transactions with MiTAC International or its related parties be approved by our Audit Committee, which is composed solely of independent directors. In addition, Mr. Miau's compensation is approved by the Nominating and Corporate Governance Committee, which is also composed solely of independent directors. As MiTAC International's ownership interest in us decreases as a result of sales of our stock and additional dilution, its interest in the success of our business and operations may decrease as well.

We remain dependent on MiTAC International as a contract assembly partner and any change in the pricing or other material terms demanded by MiTAC International could have a material adverse effect on our business, particularly our contract assembly business with Sun Microsystems.

Beneficial Ownership of our Common Stock by MiTAC International

As noted above, MiTAC International and its affiliates in the aggregate beneficially owned approximately 39.1% of our common stock as of February 12, 2009. These are owned by the following MiTAC affiliates:

MiTAC Affiliate	Shares
MiTAC International(1)	7,752,824
Synnex Technology International Corp.(2)	5,039,244
Total	12,792,068

(1) Shares held via Silver Star Development Ltd., a wholly-owned subsidiary of MiTAC International. Excludes 1,164,650 shares (of which 45,150 shares are directly held and 1,119,500 shares are subject to exercisable options) to Matthew Miau.

(2) Synnex Technology International Corp. (Synnex Technology International) is a separate entity from us and is a publicly-traded corporation in Taiwan. These shares held via Peer Development Ltd., a wholly-owned subsidiary of Synnex Technology International. MiTAC International owns a minority interest in MiTAC Incorporated, a privately-held Taiwanese company, which in turn holds a minority interest in Synnex Technology International.

While the ownership structure of these MiTAC entities is complex, it has not had a material adverse effect on our business in the past, and we do not expect it do so in the future.

During fiscal 2007, we purchased shares of MiTAC International related to the deferred compensation plan of Robert Huang, our then President and Chief Executive Officer. During fiscal year 2008, we purchased additional shares of MiTAC International related to Mr. Huang's deferred compensation plan. As of February 12, 2009, the value of the stock acquired was approximately $798,389. Except as described herein, none of our officers or directors has an interest in MiTAC International or its affiliates.

Synnex Technology International is a publicly-traded corporation in Taiwan that currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. Neither MiTAC International nor Synnex Technology International is restricted from competing with us. In the future, we may increasingly compete with Synnex Technology International, particularly if our business in Asia expands or Synnex Technology International expands its business into geographies or customers we serve. Although Synnex Technology International is a separate entity from us, it is possible that there will be confusion as a result of the similarity of our names. Moreover, we cannot limit or control the use of the Synnex name by Synnex Technology International or MiTAC International, and our use of the Synnex name may be restricted as a result of registration of the name by Synnex Technology International or the prior use in jurisdictions where they currently operate.

Agreements with MiTAC International

Master Supply Agreement with MiTAC International and Sun Microsystems.

The original agreement between Sun Microsystems and MiTAC International was signed on August 28, 1999, and we became a party to the agreement on February 12, 2002. On May 16, 2007, we entered into a new Master Supply Agreement to be effective as of May 1, 2007 with Sun Microsystems and MiTAC International. Pursuant to this new agreement, the terms for the manufacture and purchase of each particular product awarded by Sun Microsystems are individually negotiated and, if agreed upon by the parties, such terms are included in a product award letter. There is no minimum level of commitment required by any of the parties under this agreement. As under the prior agreement, we will negotiate manufacturing and pricing terms on a project-by-project basis with MiTAC International and Sun Microsystems for a given project. This agreement has a term of three years and is automatically renewed for one-year periods until terminated in accordance with its terms. Any party may terminate this agreement with written notice if one of the other parties materially breaches any provision of the agreement and the breach is incapable of being cured or is not cured within 30 days. This agreement may also be terminated on written notice if one of the other parties becomes bankrupt or insolvent. We believe that these terms are materially no less favorable to us than the terms we could have negotiated with unaffiliated third parties. In the fiscal year ended November 30, 2008, we paid an aggregate of approximately $220 million under this agreement, to MiTAC International. All of our contract assembly services to Sun Microsystems are covered by this agreement. Accordingly, if we were unable to maintain our relationship with MiTAC International, our relationship with Sun Microsystems would suffer and we could lose other customer relationships or referrals, which in turn could harm our business, financial position and operating results.

Other Agreements.

We have entered into several additional agreements with MiTAC International. These agreements do not constitute contracts or obligations by any party to purchase products or services from the other parties, nor do they restrict our ability to conduct our business, except where so noted below. Accordingly, we do not believe that the termination of any of these agreements would have a material adverse effect on our business. Pursuant to these agreements, the terms for contracted services or purchased products are individually negotiated and, if agreed upon by the parties, such terms are included in a purchase order. We believe that the terms of each of these agreements are materially no less favorable to us than the terms we could have negotiated with unaffiliated third parties. In the fiscal year ended November 30, 2008 we paid an aggregate of approximately $41.7 million to MiTAC International under the agreements described below.

Services Agreement with MiTAC International and Hitachi, Ltd. This agreement, dated July 2007, governs contracted configuration-to-order services, warranty services and systems services provided by MiTAC International and us to Hitachi, Ltd. and its affiliates. The agreement has an initial term of three years and will automatically renew for subsequent one year terms. Any party may terminate the agreement upon written notice provided at least 180 days prior to expiration of the then current term.

Services Agreement with MiTAC International. In June 2007, we entered into this services agreement by which we agreed to provide customer service and product support services to MiTAC International end users. The agreement has an initial term of one year and automatically renews for subsequent one year terms. The agreement may be terminated with or without cause by either party upon 30 days prior written notice of termination to the other party.

Manufacturing Agreement with MiTAC International and Dot Hill Systems Corporation. In January 2007, we entered into this agreement by which MiTAC International and we agreed to manufacture product for Dot Hills Systems. The agreement has an initial term of two years and automatically renews for subsequent one year terms.

Distribution Agreement—Stocking. In October 2006, we entered into a distribution and stocking agreement with MiTAC International. Pursuant to the agreement, we may purchase certain MiTAC International products for distribution in the United States. The agreement had an initial term of one year and automatically renews for subsequent one year terms. The agreement may be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 30 days prior written notice of termination to the other party.

Logistical Distribution Agreement. In July 2004, we entered into a logistical distribution agreement with MiTAC International. Pursuant to the agreement, we may purchase certain MiTAC International products for distribution in Canada. The agreement had an initial term of one year and automatically renews for subsequent one year terms. The agreement may be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party.

Joint Sales and Marketing Agreement with MiTAC International. In May 2002, we entered into a joint sales and marketing agreement with MiTAC International. Pursuant to the agreement, both parties agree to use their commercially reasonable efforts to promote the other party's capabilities to their respective customers who are interested in such product offerings. The agreement had an initial term of one year and automatically renews for subsequent one year terms unless either party provides written notice of non-renewal within 90 days of the end of any renewal term. The agreement may also be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party.

Registration Rights Agreement.

We have entered into a registration rights agreement with certain holders of our common stock, including the MiTAC International affiliated entities. The holders of an aggregate of 12,792,068 shares of our common stock were entitled to registration rights with respect to their shares. Any group of holders of at least 30% of the securities with registration rights can require us to register all or part of their shares at any time, so long as the thresholds in the registration rights agreement are met with respect to the amount of securities to be sold. After we have completed two such registrations, subject to certain exceptions, we are no longer subject to these demand rights. In addition, holders of securities with registration rights may also require us to include their shares in future registration statements we file, subject to cutback at the option of the underwriters of any such offering. Subject to our eligibility to do so, holders of registrable securities may also require us to register their shares with the SEC on Form S-3 if proceeds are at least $500,000 and if we have not completed two such registrations in any 12-month period. Upon any of these registrations, these shares will be freely tradable in the public market without restriction.

Compensation for Mr. Matthew Miau

In fiscal year ended November 30, 2008, Matthew Miau received a $225,000 retainer and 2,000 restricted shares of our common stock for his services as Chairman of the Board. Mr. Miau's compensation was based primarily upon his non-executive back-up role to our former President and Co-Chief Executive Officer, Robert Huang. Mr. Miau did not receive any Board of Directors or committee meeting fees. On December 1, 2008, Mr. Huang became our Chairman of the Board and Mr. Miau became our Chairman Emeritus. Mr. Miau will no longer serve in a back-up role to our President and Chief Executive Officer. As a result, for fiscal year ending November 30, 2009, the Nominating and Corporate Governance Committee has approved Mr. Miau's compensation to be the same compensation as other non-employee directors. Any future compensation payable to Mr. Miau will be based upon the approval of the Nominating and Corporate Governance Committee, which is composed of disinterested members of the Board of Directors.

Policies and Procedures for Approving Related Person Transactions

We have adopted a policy requiring material transactions relating to related person transactions to be approved by our Audit Committee, which is composed of disinterested members of the Board of Directors.

PROPOSAL 2

PROPOSAL TO AMEND THE 2003 EMPLOYEE STOCK PURCHASE PLAN

In January 2009, the Board of Directors approved an amendment to our Amended and Restated 2003 Employee Stock Purchase Plan (Employee Stock Purchase Plan), subject to the approval of our stockholders at the Annual Meeting. The following summary of the principal features of the Employee Stock Purchase Plan is qualified by reference to the terms of the Employee Stock Purchase Plan, a copy of which is available without charge upon stockholder request to Corporate Secretary, SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538. The amendment to our Employee Stock Purchase Plan has also been filed electronically with the Securities and Exchange Commission together with this Proxy Statement, and can be accessed on the SEC's web site at http://www.sec.gov.

Description of Amendment

The amendment to the Employee Stock Purchase Plan approved by the Board of Directors and submitted for stockholder approval consists of an increase in the number of shares of common stock reserved for issuance under the Employee Stock Purchase Plan by 250,000 shares, from 500,000 shares to 750,000 shares.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan was initially adopted by the Board of Directors in September 2003, effective December 1, 2003, and first approved by our stockholders in October 2003. The Employee Stock Purchase Plan was first amended by the Board of Directors in December 2003, amended and restated in March 2005, amended again by the Board of Directors in September 2008, and last amended by the Board in January 2009, subject to stockholder approval.

The purpose of the Employee Stock Purchase Plan is to provide certain U.S. employees with an opportunity to acquire shares of common stock at a price below their market value and to pay for the purchases through payroll deductions, thereby enabling us to attract, retain and motivate valued employees. As of February 12, 2009, 101 shares of common stock are available for future issuance under the Employee Stock Purchase Plan (or 250,101 shares of common stock including the 250,000 shares subject to stockholder approval at the Annual Meeting).

Administration

The Employee Stock Purchase Plan is administered by the Compensation Committee. The Compensation Committee has the authority to construe, interpret and apply the terms of the Employee Stock Purchase Plan, to determine eligibility, to establish such limitations and procedures as it determines are consistent with the Employee Stock Purchase Plan and to adjudicate any disputed claims under the Employee Stock Purchase Plan.

Eligibility; Price of Shares

Each regular full-time and part-time employee of our company and subsidiaries in the United States designated by the Board of Directors who customarily works more than 20 hours per week and more than five months per calendar year, other than highly compensated individuals ranked assistant vice president or higher, is eligible to participate in the Employee Stock Purchase Plan. As of November 30, 2008, 1240 employees were eligible to participate in the Employee Stock Purchase Plan.

Under the Employee Stock Purchase Plan, each calendar year is divided into four three-month "offering periods" commencing January 1, April 1, July 1 and October 1. At the end of each offering period, we will apply the amount contributed by the participant during that period to purchase shares of common stock for him or her. The purchase price will be equal to 95% of the lower of (a) the market price of common stock on the first day of the applicable offering period or (b) the market price of common stock on the last business day of the applicable offering period.

Participation; Payroll Deductions; Purchase of Shares

Eligible employees become participants in the Employee Stock Purchase Plan by executing an enrollment form authorizing payroll deductions and filing it at the prescribed location at least fifteen days before the first day of the applicable offering period. The payroll deductions made for each participant may not be less than 1% and not more than 15% of the participant's cash compensation, and may not exceed $10,000 per calendar year. Payroll deductions commence with the first paycheck issued during the offering period and are deducted from subsequent paychecks throughout the offering period unless terminated as provided in the Employee Stock Purchase Plan.

The amounts credited to the participant's account are applied to purchase shares as of the last day of the offering period. Certificates representing the shares are delivered to the participant or held for the participant's benefit in a brokerage account.

Special Limitations

The Employee Stock Purchase Plan imposes certain limitations upon a participant's right to acquire shares of our common stock, including the following limitations:

- No employee is eligible to participate in the Employee Stock Purchase Plan if, immediately after electing to participate, the employee would own stock of our company (including stock such employee may purchase under outstanding options) representing 5% or more of the total combined voting power or value of all classes of stock of our company.
- No employee is permitted to continue to participate under the Employee Stock Purchase Plan and all similar purchase plans of our company or its subsidiaries, if his or her right to purchase stock would accrue at a rate exceeding $25,000 of the fair market value of such stock (determined at the time the right is granted) per calendar year.
- No participant may purchase more than 625 shares in any one offering period.

Withdrawal from the Employee Stock Purchase Plan; Termination of Employment

Participants may withdraw from the Employee Stock Purchase Plan at any time before the last day of the offering period. As soon as practicable after withdrawal, payroll deductions cease and all amounts credited to the participant's account are refunded in cash, without interest. A participant who has withdrawn from the Employee Stock Purchase Plan cannot be a participant in future offering periods unless he or she re-enrolls pursuant to the Employee Stock Purchase Plan's guidelines.

Termination of a participant's status as an eligible employee is treated as an automatic withdrawal from the Employee Stock Purchase Plan. A participant may designate in writing a beneficiary who is to receive shares and cash in the event of the participant's death subsequent to the purchase of shares. Any other attempted assignment, except by will, and the laws of descent and distribution, may be treated as a withdrawal.

Amendment and Termination

The Employee Stock Purchase Plan may be amended or terminated at any time by the Board of Directors, subject to stockholder approval to the extent required by applicable laws.

Effect of Certain Corporate Events

In the event of an increase or decrease in the number of outstanding shares of common stock resulting from a subdivision or consolidation of the outstanding common stock, the declaration of a dividend payable in common stock, or any other increase or decrease in such shares effected without the receipt of consideration by us, the Compensation Committee will make proportionate adjustments in the number and purchase price of shares and individual purchase limitations under the Employee Stock Purchase Plan, as appropriate. If the Employee Stock Purchase Plan is not assumed upon a merger or other corporate reorganization, the offering period then in progress shall terminate and shares shall be purchased immediately prior to the transaction.

Certain Federal Income Tax Consequences of Participating in the Employee Stock Purchase Plan

The Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. Under Section 423, the participant does not recognize any taxable income at the time shares are purchased under the Employee Stock Purchase Plan. The participant will recognize ordinary income, capital gain or loss, or a combination, when the participant sells or otherwise disposes of the shares. The amount of ordinary income and capital gain or loss will depend on how long the participant holds the shares after purchase and the price at which the participant disposes of the shares.

We will not be entitled to a deduction with respect to the sale of shares under the Employee Stock Purchase Plan, except to the extent the participant recognizes ordinary income when he or she disposes of the shares without satisfying certain holding periods.

The above description of tax consequences is based upon current federal tax laws and regulations and does not purport to be a complete description of the federal income tax aspects of the Employee Stock Purchase Plan.

New Plan Benefits

As noted above, no highly compensated individual ranked assistant vice president or higher is eligible to participate in the Employee Stock Purchase Plan. As such, no current directors who are not employees will receive any benefit under the Employee Stock Purchase Plan. Because benefits under the Employee Stock Purchase Plan will depend on employees' elections to participate and the fair market value of our common stock at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the amendment to the Employee Stock Purchase Plan is approved by our stockholders. However, during the fiscal year ended November 30, 2008, the following persons or groups purchased shares of common stock under the Employee Stock Purchase Plan as follows, at a weighted average price of $19.58 per share.

Name and Position	Dollar Value ($)	Number of Shares (#)
Kevin Murai Co-Chief Executive Officer, and Director	—	—
Robert Huang President, Co-Chief Executive Officer and Director	—	—
Thomas Alsborg Chief Financial Officer	—	—
Dennis Polk Chief Operating Officer	—	—
Peter Larocque President, US Distribution	—	—
Jim Estill President and Chief Executive Officer of SYNNEX Canada Limited	—	—
All current executive officers as a group (6 persons)	—	—
All current non-employee directors as a group	—	—
All employees, excluding all executive officers	764,585	39,042

Required Vote

Approval of the amendment to the Amended and Restated 2003 Employee Stock Purchase Plan requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting of Stockholders in person or by proxy. Unless marked to the contrary, proxies received will be voted "FOR" approval of the amendment.

Your Board of Directors recommends a vote FOR the amendment to our Amended and Restated 2003 Employee Stock Purchase Plan.

PROPOSAL 3

APPROVAL OF THE 2009 PROFIT SHARING PLAN FOR SECTION 16(b) OFFICERS

General

The 2009 Profit Sharing Plan for Section 16(b) Officers (Profit Sharing Plan) was adopted by our Compensation Committee in January 2009, subject to stockholder approval. The Profit Sharing Plan is similar to our prior year's profit sharing plan, which was approved by stockholders at the 2008 Annual Meeting of Stockholders. The Profit Sharing Plan is designed to qualify as providing "performance-based" compensation under Section 162(m) of the Code, which requires that the program be subject to stockholder approval. "Performance-based" compensation under Section 162(m) of the Code is generally exempt from the federal income tax law that would disallow a tax deduction for compensation over $1,000,000 that we may pay to certain of our most highly paid executive officers in a single year pursuant to the Profit Sharing Plan. The following summary of the principal features of the Profit Sharing Plan is qualified by reference to the terms of the Profit Sharing Plan, a copy of which is available without charge upon stockholder request to Corporate Secretary, SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538. The Profit Sharing Plan has also been filed electronically with the Securities and Exchange Commission together with this Proxy Statement, and can be accessed on the SEC's web site at http://www.sec.gov.

Description of Profit Sharing Plan

As mentioned above, the Profit Sharing Plan is designed to qualify as "performance-based" compensation under Code Section 162(m). Under Section 162(m), we may not receive a federal income tax deduction for compensation paid to our Chief Executive Officer, Chief Financial Officer or up to three additional executive officers whose total compensation is required to be reported in our Proxy Statement to the extent that any of these persons receives more than $1,000,000 in compensation in any one year. However, if we pay compensation that is "performance-based" under Section 162(m), we are generally entitled to a federal income tax deduction for the compensation paid even if such compensation exceeds $1,000,000 in a single year. If approved by the stockholders, the Profit Sharing Plan will allow us to pay incentive compensation that is performance-based and therefore fully tax deductible to the extent otherwise allowable on our federal income tax return.

Eligibility

Participation in the Profit Sharing Plan is limited to those officers deemed to be executive officers under Section 16(b) of the Securities Exchange Act of 1934. Your Board of Directors determines which employees are Section 16(b) officers.

Target bonuses and performance goals

During the first ninety days of each fiscal year, our Compensation Committee will establish in writing specific performance goals for each participant which must be achieved in order for an award to be earned under the Profit Sharing Plan for that fiscal year.

Such performance goals may be based upon any one or more of the following: net income per share, revenue, cash flow, earnings per share, return on equity, total stockholder return, share price performance, return on capital, return on assets or net assets, income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, return on invested capital, sales productivity, sales growth, market segment share or similar financial performance measures as may be determined by the Compensation Committee.

The pre-established performance goals will provide an objective formula for computing the amount of compensation payable to the participant if the goal is attained. If the applicable threshold performance goals established for a participant are not achieved, the participant will not be eligible for payment of an award.

Awards will be payable following the completion of the fiscal year upon certification by our Compensation Committee that we achieved the specified performance goals established for the participant. However, even if we attain the specified performance goals, the Compensation Committee has the discretion, for each participant, to reduce some or all of an award that would otherwise be paid to the participant. In addition, the Compensation Committee has discretion, for each participant who is not an officer subject to tax deduction limitations of Section 162(m), to increase some or all of an award otherwise due upon attainment of the specified performance goals. In no event may a participant receive an award of more than $1.3 million under the Profit Sharing Plan for any fiscal year.

Payment of earned awards will be made in cash within two and one-half months after the end of the fiscal year.

2009 Bonuses

Subject to stockholder approval of the Profit Sharing Plan, for fiscal year 2009, bonuses to executive officers will be based upon the achievement of certain threshold net income per share target performance percentages. The threshold net income per share target for fiscal year 2009 was increased from fiscal year 2008. However, the threshold target performance percentages for fiscal year 2009 remained the same from fiscal year 2008, except for Mr. Murai, whose percentage was reduced from 80% to 60% to be consistent with the other executive officers. Executive officers will not be eligible for bonuses unless we meet or exceed these threshold target performance percentages, established for each executive officer, of the internally established net income per share goal. The actual bonus payable, if the applicable minimum threshold percentage is met, will be paid upon a sliding scale of the target performance percentage actually achieved and dollar limits pre-established by the Compensation Committee for each individual executive officer. In addition, our President and Chief Executive Officer has the discretion to recommend to the Compensation Committee that it increase or decrease bonuses by up to 30% for all other executive officers whose compensation is not subject to the tax deduction limitations of Section 162(m), and that it decrease bonuses by up to 30% for all other executive officers whose compensation is subject to Section 162(m). The following table sets forth the bonuses that would have been paid to our named executive officers in fiscal year 2008 if this Profit Sharing Plan was in effect for fiscal year 2008.

New Plan Benefits

2009 Profit Sharing Plan for Section 16(b) Officers

Name and Position	Dollar Value ($)
Kevin Murai President and Chief Executive Officer	1,000,000
Thomas Alsborg Chief Financial Officer	345,000
Dennis Polk Chief Operating Officer	625,000
Peter Larocque President, US Distribution	800,000
Jim Estill President and Chief Executive Officer of SYNNEX Canada Limited	230,620(1)
Simon Leung Senior Vice President, General Counsel and Corporate Secretary	140,000
Executive Group	3,140,620
Non-Executive Director Group	—

(1) Mr. Estill would have been paid CDN$285,000 in fiscal year 2008. The amount set forth above was calculated based on the foreign exchange rate of the Canadian Dollar to the U.S. Dollar on November 30, 2008 of $1.2358.

Bonuses

As mentioned above, under the Profit Sharing Plan, executive officers will not be eligible for bonuses unless we meet or exceed certain threshold target performance percentages of an internally established net income per share goal. In order for our executive officers to receive any bonus, we must meet at least 60% of our threshold target performance. These threshold target performance percentages represent a decrease for Mr. Murai and remain the same for the other executive officers from the prior year threshold target performance percentages of 80% and 60%, respectively. The maximum bonus for each of our executive officers is based on achieving 120% of our threshold target performance, plus, for any executive officer not subject to the tax deduction limitations of Section 162(m), any recommendation to increase by up to an additional 30%.

Except for the initial 60% threshold target performance percentage for the executive officers, the threshold target performance percentages and corresponding bonuses will be paid based upon a sliding scale, rather than as cliffs, up to 120%.

Bonuses under the Profit Sharing Plan will be determined based on actual performance, so future actual awards, if any, cannot now be determined. The bonuses paid for fiscal year 2008 under our 2008 profit sharing plan to the executive officers named in the Summary Compensation Table are set forth in the Non-Equity Incentive Plan Compensation column of the 2008 Summary Compensation Table, contained elsewhere in this Proxy Statement.

Administration

The Profit Sharing Plan is administered by our Compensation Committee, which is comprised solely of outside directors as defined under Section 162(m) of the Code.

Amendment and Termination of the Profit Sharing Plan

The Profit Sharing Plan may be amended from time to time, in whole or in part, by the Compensation Committee, but no amendment will be effective without stockholder approval if such approval is required to satisfy the requirements of Section 162(m) of the Code.

Required Vote

Approval of the Profit Sharing Plan requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting of Stockholders in person or by proxy. Unless marked to the contrary, proxies received will be voted "FOR" approval of the Profit Sharing Plan.

Your Board of Directors recommends a vote FOR the approval of the 2009 Profit Sharing Plan for Section 16(b) Officers.

PROPOSAL 4

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee, which is composed entirely of non-employee independent directors, has selected PricewaterhouseCoopers LLP as independent accountants to audit our books, records and accounts and our subsidiaries for the fiscal year ending November 30, 2009. Your Board of Directors has endorsed this appointment. Ratification of the selection of PricewaterhouseCoopers LLP by stockholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the stockholders for ratification at the Annual Meeting of Stockholders. If the stockholders do not ratify the selection, the Board of Directors and the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP, but may retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time during the year if it determines that such change would be in the best interests of SYNNEX and its stockholders. PricewaterhouseCoopers LLP previously audited our consolidated financial statements during the three fiscal years ended November 30, 2006, 2007 and 2008. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting of Stockholders. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions.

Audit and Non-Audit Fees

Aggregate fees for professional services rendered for us by PricewaterhouseCoopers LLP for the fiscal years ended November 30, 2008 and 2007, were as follows:

Services Provided	2008	2007
Audit	$2,224,472	$1,714,200
Audit Related	25,086	—
Tax	50,454	121,000
All Other	1,500	1,500
Total	$2,301,512	$1,836,700

Audit Fees. The aggregate fees billed for the years ended November 30, 2008 and 2007, were for professional services rendered for the audits of our consolidated financial statements, statutory audits of our subsidiaries, reviews of our interim consolidated financial statements and services provided in connection with statutory and regulatory filings. The aggregate fees for the year ended November 30, 2008 also included fees in connection with professional services rendered for the issuance of convertible senior notes and assistance in responding to comment letters from the SEC.

Audit Related Fees. The aggregate fees billed for the year ended November 30, 2008 were for professional services rendered relating to due diligence for mergers and acquisitions.

Tax Fees. The aggregate fees billed for the years ended November 30, 2008 and 2007 were for professional services rendered relating to consulting services for state tax audit and related services.

All Other Fees. All other fees billed for the years ended November 30, 2008 and 2007 were for an online accounting research tool subscription.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has implemented pre-approval policies and procedures related to the provision of audit and non-audit services. Under these procedures, the Audit Committee pre-approves both the type of services to be provided by PricewaterhouseCoopers LLP and the estimated fees related to these services.

During the approval process, the Audit Committee considers the impact of the types of services and the related fees on the independence of the registered public accountant. The services and fees must be deemed compatible with the maintenance of such accountants' independence, including compliance with SEC rules and regulations.

Throughout the year, the Audit Committee will review any revisions to the estimates of audit and non-audit fees initially approved.

Required Vote

Ratification of the appointment of PricewaterhouseCoopers LLP requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting of Stockholders in person or by proxy. Unless marked to the contrary, proxies received will be voted "FOR" ratification of the appointment. In the event ratification is not obtained, your Audit Committee will review its future selection of our independent registered public accountants.

Your Board of Directors recommends a vote FOR the ratification of PricewaterhouseCoopers LLP as our independent registered public accountants.

STOCKHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS

If a stockholder wishes to present a proposal to be included in our Proxy Statement for the 2010 Annual Meeting of Stockholders, the proponent and the proposal must comply with the proxy proposal submission rules of the SEC. One of the requirements is that the proposal be received by the Corporate Secretary no later than October 27, 2009. Proposals we receive after that date will not be included in the Proxy Statement. We urge stockholders to submit proposals by Certified Mail— Return Receipt Requested.

A stockholder proposal not included in our proxy statement for the 2010 Annual Meeting of Stockholders will be ineligible for presentation at the 2010 Annual Meeting of Stockholders unless the stockholder gives timely notice of the proposal in writing to the Corporate Secretary of SYNNEX at the principal executive offices of SYNNEX. Under our Bylaws, in order for a matter to be deemed properly presented by a stockholder, timely notice must be delivered to, or mailed and received by, us not less than 50 nor more than 75 days prior to the next Annual Meeting of Stockholders; provided, however, that in the event that less than 65 days' notice or prior public disclosure of the date of the next Annual Meeting of Stockholders is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the earlier of (a) the close of business on the 15th day following the day on which such notice of the date of the next Annual Meeting of Stockholders was mailed or such public disclosure was made, whichever first occurs, and (b) two (2) days prior to the date of the next Annual Meeting of Stockholders.

The stockholder's notice must set forth, as to each proposed matter, the following: (a) a brief description of the business desired to be brought before the meeting and reasons for conducting such business at the meeting; (b) the name and address, as they appear on our books, of the stockholder proposing such business; (c) the class and number of shares of our securities that are beneficially owned by the stockholder; (d) any material interest of the stockholder in such business; and (e) any other information that is required to be provided by such stockholder pursuant to proxy proposal submission rules of the SEC. The presiding officer of the meeting may refuse to acknowledge any matter not made in compliance with the foregoing procedure.

You may obtain a copy of the current rules for submitting stockholder proposals from the SEC at:

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

or through the Commission's Internet web site: www.sec.gov. Request SEC Release No. 34-40018, May 21, 1998.

OTHER MATTERS

Your Board of Directors does not know of any other business that will be presented at the Annual Meeting of Stockholders. If any other business is properly brought before the Annual Meeting of Stockholders, your proxy holders will vote on it as they think best unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the Annual Meeting of Stockholders, we urge you to submit your signed proxy promptly.

By Order of the Board of Directors,

/s/ Simon Leung

Simon Leung
Senior Vice President, General Counsel
and Corporate Secretary

Fremont, California
February 24, 2009

SYNNEX' 2008 Annual Report on Form 10-K has been mailed with this Proxy Statement. We will provide copies of exhibits to the Annual Report on Form 10-K, but will charge a reasonable fee per page to any requesting stockholder. Stockholders may make such request in writing to SYNNEX Corporation at 44201 Nobel Drive, Fremont, California 94538, Attention: Investor Relations. The request must include a representation by the stockholder that as of February 12, 2009, the stockholder was entitled to vote at the Annual Meeting of Stockholders.

AMENDMENT TO
SYNNEX CORPORATION
AMENDED AND RESTATED 2003 EMPLOYEE STOCK PURCHASE PLAN

In accordance with Section 15 of the SYNNEX Corporation Amended and Restated 2003 Employee Stock Purchase Plan, as amended (the "Plan"), the Plan is hereby amended as follows:

1. Section 14(a) of the Plan is hereby amended and restated in its entirety as follows, effective on the date hereof:

"(a) *Authorized Shares*. The maximum aggregate number of shares of Stock available for purchase under the Plan is Seven Hundred Fifty Thousand (750,000) shares. The aggregate number of shares available for purchase under the Plan shall at all times be subject to adjustment pursuant to Section 14. All share amounts set forth in the Plan have been adjusted to give effect to a 2 for 1 reverse stock split of the Stock which was effected on November 12, 2003."

To record the amendment of the Plan, SYNNEX Corporation has executed this document this 6th day of January, 2009.

SYNNEX CORPORATION

By: /s/ Simon Leung

Title: Senior Vice President,
General Counsel and Corporate Secretary

[THIS PAGE INTENTIONALLY LEFT BLANK]

SYNNEX CORPORATION EXECUTIVE PROFIT SHARING PLAN

1. Purpose

The purposes of the SYNNEX Corporation Executive Profit Sharing Plan (the "Plan") are to provide a reward and an incentive to the executive officers of SYNNEX (the "Company") or its subsidiary corporations who have contributed and in the future are likely to contribute to the success of the Company and to enhance the Company's ability to attract and retain outstanding persons to serve as its executive officers.

2. Administration

The Plan shall be administered by the Compensation Committee ("Committee") designated by the Board of Directors from among its members who are not eligible to receive an award under the Plan, and which shall be composed exclusively of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") and applicable regulations thereunder.

The Committee shall have full power and authority to administer and interpret the Plan, to approve a pre-established objective performance measure or measures annually, to consider any executive management recommendations, to certify the level to which each performance measure was attained as represented by executive management prior to any payment under the Plan, to approve the amount of awards made under the Plan, to determine who shall receive any payment under the Plan, and to adopt such rules, regulations and guidelines for the administration of the Plan and for the conduct of its business as the Committee deems necessary or advisable.

All determinations, interpretations and actions of the Committee and all actions of the Board of Directors under or in connection with the Plan shall be final, conclusive and binding upon all concerned. Any member of the Committee who, at the time of any proposed award or at the time an award is made, is not an "outside director" as defined for purposes of Section 162(m) of the Code shall abstain from, and take no part in, the action on the award.

3. Eligibility

Executive officers who are determined by the Board of Directors to be executive officers under Section 16(b) of the Securities Exchange Act of 1934, and who are designated by the Committee as participants in the Plan for a given fiscal year, shall be eligible to receive awards under the Plan.

4. Awards

The Committee shall establish fiscal year incentive award targets for each participant. Individuals who become participants during a fiscal year may be eligible for an award for that year.

During the first ninety days of each fiscal year (or within such other period as may be required by Section 162(m) of the Code), the Committee shall establish in writing specific performance goals for each participant which must be achieved in order for an award to be earned under the Plan for that fiscal year. Such performance goals may be based upon any one or more of the following: net income per share, revenue, cash flow, earnings per share, return on equity, total stockholder return, share price performance, return on capital, return on assets or net assets, income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, return on invested capital, sales productivity, sales growth, market segment share or similar financial performance measures as may be determined by the Committee. The performance goals may be established on a cumulative basis or in the alternative, and may be established on a stand-alone basis with respect to the Company or any of its operating units, or on a relative basis with respect to any peer companies or index selected by the Committee.

The pre-established performance goals shall state, in terms of an objective formula or standard, the method for computing the amount of compensation payable to the participant if the goal is attained. The performance goals shall be established in a manner such that a third party having knowledge of the relevant facts could determine whether the performance goals have been met and the amount to be paid to the participant. If the applicable threshold performance goals established for a participant are not achieved, the participant will not be eligible for payment of an award.

Awards shall be payable following the completion of the applicable fiscal year upon certification by the Committee that the Company achieved the specified performance goals established for the participant. Notwithstanding the attainment by the Company of the specified performance goals, the Committee has the discretion, for each participant, to reduce some or all of an award that would otherwise be paid to such participant. In addition, the Committee has discretion, for each participant who is not a "covered employee" for purposes of Section 162(m) of the Code, to increase some or all of an award otherwise due upon attainment of the specified performance goals. In no event may a participant receive an award of more than $1,300,000.00 under the Plan for any fiscal year.

5. Payment.

Payment of earned awards shall be made in cash within two and one-half months after the end of the applicable fiscal year.

6. Termination of Employment.

Termination of employment with the Company or its subsidiaries prior to the end of the fiscal year for any reason (whether voluntary or involuntary) shall result in forfeiture of all opportunity to receive an award under the Plan, provided that the Committee shall have discretion to provide for payment of a pro rata portion of an otherwise earned award in appropriate circumstances.

7. Amendment of the Plan

The Board of Directors and the Committee shall each have the power, in its sole discretion, to amend, suspend or terminate the Plan at any time, except that:

(i) no such action shall adversely affect rights under an award already made, without the consent of the person affected; and

(ii) without approval of the Company's stockholders, neither the Board of Directors nor the Committee shall amend the Plan in a manner that would require stockholder approval to qualify the awards hereunder as performance-based compensation under Section 162(m) of the Code.

8. Miscellaneous

The obligation to pay the bonuses awarded under the Plan shall at all times be an unfunded and unsecured obligation of the Company. Participants shall have the status of general creditors and shall look solely to the general assets of the Company for the payment of their bonus awards. The Company shall bear all expenses and costs in connection with the operation of the Plan.

9. Effective Date

The Plan has been approved by the Compensation Committee on January 5, 2009, and it is subject to approval by the Company's stockholders. The Plan shall be submitted to the Company's stockholders for approval at the Annual Meeting of Stockholders to be held in 2009, and (i) if approved by the stockholders shall be effective for 2009 or (ii) if not approved by the stockholders, no award may be paid under this Plan.

BOARD OF DIRECTORS

Robert Huang
Chairman of Board, SYNNEX Corporation

Matthew Miau
Chairman Emeritus, SYNNEX Corporation

Fred Breidenbach
Chief Executive Officer of FA Breidenbach & Associates LLC and formerly President and Chief Operating Officer of Gulfstream Aerospace Corporation

Kevin Murai
President, Chief Executive Officer and Director SYNNEX Corporation

Greg Quesnel
Former President, CEO and member of the Board of Directors of CNF, Inc.

Dwight Steffensen
Former Chairman and Chief Executive Officer of Merisel, Inc. and former President and Chief Operating Officer of Bergen Brunswig Corporation

James Van Horne
Emeritus member of the Stanford University Graduate School of Business faculty, formally served as the Director of the MBS Program at Stanford University and as Associate Dean for Academic Affairs

Duane Zitzner
Former Executive Vice President of the Personal Systems Group at Hewlett-Packard Company and former President of the Computing Systems Organization at Hewlett-Packard Company

CORPORATE OFFICERS

Kevin Murai
President and Chief Executive Officer

Peter Larocque
President, U.S. Distribution

Jim Estill
President and Chief Executive Officer, SYNNEX Canada Limited

Dennis Polk
Chief Operating Officer

Thomas Alsborg
Chief Financial Officer

Simon Leung
Senior Vice President,
General Counsel and Corporate Secretary

EXECUTIVE MANAGEMENT

Chris Caldwell
Senior Vice President and General Manager, Global Business Services

Adam Carroll
President, New Age Electronics Division

Charlotte Chou
Senior Vice President, Manufacturing Operations

David Dennis
Senior Vice President, HP Product Management

Gary Gulmon
Senior Vice President and Chief Information Officer

Stephen Ichinaga
Senior Vice President and General Manager, Systems Integration Division

Steve Jow
Senior Vice President, Commercial Sales

Pradip Madan
Senior Vice President, Corporate Strategy and Development

Mitchell Martin
President, Broadline Division, SYNNEX Canada Limited

Gary Palenbaum
Senior Vice President, Product Management

Timothy Rush
Senior Vice President, Operations

Robert Stegner
Senior Vice President, Marketing, North America

Michael Thomson
Senior Vice President, Partner Advocacy

Fred Towns
Senior Vice President, Sales and Marketing, New Age Electronics Division

T.J. Trojan
Senior Vice President, Product Management

Michael Van Gieson
Senior Vice President, Product Management

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
San Jose, CA

LEGAL COUNSEL

Pillsbury Winthrop Shaw Pittman LLP
Palo Alto, CA

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Shareholder Inquiries: 781-575-3400
www.computershare.com

CERTIFICATIONS

SYNNEX has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act in its Form 10-K. Additionally, the Chief Executive Officer has provided the required annual certifications to the New York Stock Exchange.

CORPORATE HEADQUARTERS

SYNNEX Corporation
44201 Nobel Drive
Fremont, CA 94538
510-656-3333

FORM 10-K

A copy of our Form 10-K, filed with the Securities and Exchange Commission, is available upon request by contacting Investor Relations at ir@synnex.com

STOCK LISTING

New York Stock Exchange Symbol: SNX

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Tuesday, March 24, 2009 at 10:00 a.m. at SYNNEX Corporation Headquarters located at 44201 Nobel Drive, Fremont, CA 94538

INVESTOR RELATIONS

Investor inquires about SYNNEX may be directed to our Investor Relations Department by e-mail at ir@synnex.com or by telephone at 510-668-3715.

SYNNEX CORPORATION

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, including, but not limited to, statements regarding the benefits of our business model and our services, which are subject to change. Actual results may differ materially from those described in any forward-looking statement. Additional information concerning potential factors that could cause actual results to differ materially from those in the forward-looking statements can be found in the Company's Form 10-K filed with the Securities and Exchange Commission.

SYNNEX CORPORATION

Tel: 510-656-3333

www.synnex.com

© Copyright 2009 SYNNEX Corporation. All rights reserved. SYNNEX, the SYNNEX Logo, New Age, and all other SYNNEX company, product and services names and slogans are trademarks or registered trademarks of SYNNEX Corporation. SYNNEX and the SYNNEX Logo Reg. U.S. Pat. & Tm. Off. Other names and marks are the property of their respective owners.

END